Letters to Stockholders

Notice of 2010 Annual Meeting and Proxy Statement

2009 Annual Report to Stockholders

HERSHEY'S

The Hershey Company

Proxy Statement and 2009 Annual Report to Stockholders

March 22, 2010

To Our Stockholders:

It is my pleasure to invite you to attend the 2010 Annual Meeting of Stockholders of The Hershey Company to be held at **10:00 a.m.** Eastern Daylight Time on Tuesday, **May 4, 2010**.

Business scheduled to be considered at the meeting includes (1) the election of eight directors and (2) ratification of the appointment of KPMG LLP as the Company's independent auditors for 2010. Management will review the Company's 2009 performance and will be available to respond to questions during the meeting.

The meeting will be held at GIANT Center, 550 West Hersheypark Drive, Hershey, Pennsylvania. Directions to GIANT Center are included with these materials. The doors to GIANT Center will open at **8:00 a.m.** Please note the only entrance to the meeting will be at the front of GIANT Center. Seating will be in the arena seats and will require use of the stadium steps. There will be designated seating for those using wheelchairs or requiring special assistance.

If you plan to attend the meeting, you will need an **ADMISSION TICKET** and a government-issued **PHOTO IDENTIFICATION** to gain admission. Any of the following items will serve as your ADMISSION TICKET:

- The **Notice of Internet Availability of Proxy Materials** you received by mail, directing you to the website where proxy materials could be accessed;
- The **top half of your Proxy Card**, if you received your proxy materials in paper form;
- An **Admission Ticket** supplied by our Investor Relations Department upon your request if your proxy materials were delivered by email; or
- A **letter from your broker, bank or other nominee,** or your **most recent account statement,** indicating that you were the beneficial owner of Hershey stock as of the record date, if your shares are held in street name.

Please remember that, if you are a street name holder and want to vote your shares at the meeting, you also will need to bring a legal proxy from your broker, bank or other nominee.

As in prior years, we highly recommend you do not carry items such as handbags and packages to the meeting as all such items will be inspected. Weapons and sharp objects (such as pocketknives and scissors), cell phones, pagers, cameras and recording devices will not be permitted inside the meeting room.

Please note that we will not distribute voting ballots during the meeting. If you plan to vote at the meeting, pick up a ballot at any of the registration booths upon your arrival and place it in the ballot boxes located near the Security Booth area, or submit your ballot to a meeting usher at the time designated during the meeting.

We also invite you to visit HERSHEY'S CHOCOLATE WORLD visitors center on the day of the Annual Meeting. Please note that this year the visitors center will be open from 9:00 a.m. to 6:00 p.m. Once again, we are offering stockholders a special 25% discount on selected items. You will need to show your ADMISSION TICKET (in any of the forms described above) at HERSHEY'S CHOCOLATE WORLD to receive the special discount.

The economy continues to create challenges for many in our communities. In recognition of this, The Hershey Company is again making a contribution to community agencies in lieu of providing gifts to those attending this meeting. This contribution is consistent with our commitment to our communities and with Milton Hershey's legacy of helping those less fortunate.

To assure proper representation of your shares at the meeting, we encourage you to submit your voting instructions to the Company in advance by Internet, phone or mail. Please refer to our proxy materials for more information on how to vote your shares.

I look forward to seeing you at the meeting.

Regards,

James E. Nevels

HERSHEY'S

David J. West
President & Chief Executive Officer

March 22, 2010

To Our Fellow Stockholders,

The Hershey Company delivered strong results in a difficult environment during 2009. Overall, as stockholders, we can be extremely proud of what our Company accomplished. We have entered 2010 in a strong position and are encouraged by our prospects for the year.

Here are a few highlights:

- Full-year 2009 net sales were $5.3 billion, an increase of 3.2% on a reported basis. Excluding the impact of unfavorable foreign currency exchange rates of 1%, net sales increased 4.2%.
- Full-year 2009 adjusted earnings per share-diluted, which we define on pages 19 and 20 of the Annual Report to Stockholders that accompanies this letter, were $2.17, an increase of 15% over 2008.
- Operating cash flow was a record $1.1 billion.
- Dividend increased by 7.6% in February 2010.

Our 2009 marketplace performance was strong in the channels where we concentrated our resources. Hershey retail takeaway was up 7.2% for the full year in the channels that account for over 80% of our U.S. retail business. We also gained market share in the channels measured by syndicated data for the first time since 2005. Our in-store sales force continues to be a competitive advantage and differentiates Hershey from its competitors.

Our marketplace performance was the result of our increased investment in our core brands, consumer insights and global infrastructure. For the year, we increased advertising by 50% over 2008! Our investment in Hershey's brand-building initiatives and selling capabilities enabled our marketplace success. This investment was funded by savings from our Global Supply Chain Transformation program and the successful implementation of a price increase made necessary by increasing commodity and other input costs. Both of these initiatives were vital to creating the resources to invest in our brands.

We also made progress in our international business and continued our long-term strategy of investing in our global infrastructure in strategic markets. In 2009, these investments included our global SAP software implementation and our acquisition of the Van Houten business in Asia.

Undoubtedly, many of you read the speculative press reports over the past couple of months regarding Cadbury. As a matter of policy, we generally do not comment on merger and acquisition issues.

But I can tell you, The Hershey Company undertook a rigorous and disciplined examination of a potential bid for Cadbury. The Board of Directors and senior management team unanimously decided not to make an offer for Cadbury. While certain parts of Cadbury were attractive, a successful bid simply did not fit within our long-term financial framework. Thanks to the commitment of Hershey's employees, our team remained focused and closed the year successfully, without allowing the rumors and speculation to become a distraction.

We remain steadfastly committed to investing in our global infrastructure over the long term, and we continue to make progress. Over the past five years, our international business has grown at a compound annual rate of about 20%. We've strengthened our position in China, India, Brazil, Mexico and other key global markets. As we look to the long term, Hershey has many opportunities to leverage its global brands and U.S. scale. The new consumer-based model is working in the U.S. and this approach is being adopted in our international markets. In recent years, we have seen the benefits of a focused, disciplined approach across our business. We will continue to evaluate future acquisition opportunities in a disciplined manner to ensure an appropriate fit within our strategic framework.

With almost a 45% share of the U.S. chocolate market, we remain encouraged by our position in the marketplace and our ability to compete successfully. We remain committed to category leadership and will strive to deliver our iconic brands to consumers around the world as we continue to be the confectionery solution for all customers, in all channels, in the near and long term.

Moving into 2010, we will continue to execute our consumer-driven strategy. Our brand-building initiatives continue to deliver results with consumers, as evidenced by our core brand market share gains. During the first half of 2010, we will continue the distribution and rollout of our new *Hershey's Bliss* white chocolate and continue the expansion of the *Pieces* format to include *Hershey's Special Dark*, *Almond Joy* and *York* brands. In the second half of 2010, we're bringing innovation to our largest brands, with *Reese's Minis* and *Hershey's Drops* candies. These offerings will enable our largest brands to participate in the rapidly growing hand-to-mouth segment.

We expect to increase advertising by 25% to 30% during the year, supporting our new product launches and core brands – particularly *Hershey's, Reese's, Hershey's Kisses, Hershey's Bliss, Twizzlers* and *Kit Kat*. We will also launch new advertising campaigns behind the *Almond Joy, Mounds* and *York* brands and increase support for key international brands.

Hershey has long been category captain, based on our proprietary tools and our unmatched in-store sales force. Moving forward, we are working with retailers to leverage our deep knowledge of consumer behavior and shopper preferences to drive profitable growth. Specifically, I'm pleased to announce the launch of Insights Driven Performance – IDP – a collaborative initiative with key retail customers that leverages the Company's deep knowledge of consumer behavior and shopper preferences to deliver profitable confectionery growth. We have shared the concept of IDP with many of our key retail partners who are excited about this new approach and how it will transform the way consumers shop for candy, changing store layouts and fixtures and growing the category.

Increased levels of consumer investment and brand support, as well as collaborative efforts with retail customers in all classes of trade, will continue and should deliver improvement in net sales within our 3% to 5% long-term objective. Additionally, we have good visibility into our 2010 cost structure and expect our growth in adjusted earnings per share-diluted to be within our long-term objective of 6% to 8%. Despite the macro-economic challenges facing consumers, the category continues to grow across retail channels, in both the measured and non-measured outlets. Our advertising, consumer investments and insights work will enable Hershey to consistently and predictably achieve its financial targets.

Hershey possesses significant advantages, including iconic brands, an enviable position in North America, a strong footprint in key emerging markets and most importantly, what I believe is the best team in the industry. Our Board of Directors and management team remain confident in Hershey's consumer-driven strategy and in the Company's ability to execute and deliver long-term value for all stockholders. Thank you for your support.

David J. West

Safe Harbor Statement

Please refer to the 2009 Annual Report to Stockholders that accompanies this letter for a discussion of Risk Factors that could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this letter to stockholders or elsewhere. This letter to stockholders is not part of our proxy soliciting material.

TABLE OF CONTENTS

	Page
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS	
PROXY STATEMENT	1
Information about the Annual Meeting and Voting	2
Annual Meeting Information	2
Voting Information	4
Additional Information about the Annual Meeting	8
Governance of the Company	9
Director Compensation	23
Proposal No. 1 – Election of Directors	28
Audit Committee Report	33
Information about our Independent Auditors	35
Proposal No. 2 – Appointment of Independent Auditors	36
Ownership of the Company's Securities	37
Executive Compensation	43
Compensation Discussion and Analysis	43
Compensation Committee Report	61
Summary Compensation Table	62
Grants of Plan-Based Awards	66
Outstanding Equity Awards	68
Option Exercises and Stock Vested	70
Pension Benefits	71
Non-Qualified Deferred Compensation	73
Potential Payments Upon Termination or Change in Control	76
Section 16(a) Beneficial Ownership Reporting Compliance	83
Certain Transactions and Relationships	84
Information about the 2011 Annual Meeting	87
Appendix A – Corporate Governance Guidelines	A-1
ANNUAL REPORT TO STOCKHOLDERS	
Item 1. Business	1
Item 1A. Risk Factors	10
Item 1B. Unresolved Staff Comments	13
Item 2. Properties	14
Item 3. Legal Proceedings	15
Item 4. Submission of Matters to a Vote of Security Holders	15
Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6. Selected Financial Data	18
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A. Quantitative and Qualitative Disclosures about Market Risk	49
Item 8. Financial Statements and Supplementary Data	50
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	98
Item 9A. Controls and Procedures	98
Item 9B. Other Information	101

	Page
Item 10. Directors, Executive Officers and Corporate Governance	102
Item 11. Executive Compensation	103
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	103
Item 13. Certain Relationships and Related Transactions, and Director Independence	104
Item 14. Principal Accountant Fees and Services	104
Item 15. Exhibits and Financial Statement Schedules	105
Signatures	109
Certifications	112

The Hershey Company

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME	May 4, 2010 at **10:00 a.m. Eastern Daylight Time**
PLACE	GIANT Center 550 West Hersheypark Drive Hershey, PA 17033
ITEMS OF BUSINESS	(1) Elect eight directors. (2) Ratify the appointment of KPMG LLP as the Company's independent auditors for 2010. (3) Discuss and take action on any other business that is properly brought before the meeting.
WHO CAN VOTE?	You are entitled to vote at the meeting and at any adjournment or postponement of the meeting if you were a stockholder at the close of business on March 8, 2010, the record date for the annual meeting.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 22, 2010

Your vote is important. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. Please cast your vote by telephone or over the Internet as described in those materials. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date and return the proxy/voting instruction card in the envelope provided.

The Hershey Company

100 Crystal A Drive

Hershey, Pennsylvania 17033

March 22, 2010

PROXY STATEMENT

For the Annual Meeting of Stockholders

To Be Held on May 4, 2010

The Board of Directors of The Hershey Company, a Delaware corporation, is furnishing this proxy statement to you in connection with the solicitation of proxies for our 2010 annual meeting of stockholders. The meeting will be held on May 4, 2010, at 10:00 a.m. Eastern Daylight Time, at GIANT Center, 550 West Hersheypark Drive, Hershey, Pennsylvania 17033. Valid proxies received in connection with the annual meeting may be voted at the annual meeting and at any adjournments or postponements of that meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual Meeting of Stockholders to be held on May 4, 2010

Our notice of annual meeting and proxy statement, annual report to stockholders, electronic proxy card and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to stockholders on or about March 22, 2010. At that time, we also will begin mailing paper copies of our proxy materials to stockholders who requested them. Please see page 2 of this proxy statement for more information on how these materials will be distributed.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Annual Meeting Information

What is a proxy statement and why is it important?

We hold a meeting of stockholders annually. This year's meeting will be held on May 4, 2010. There will be certain items of business that must be voted on by our stockholders at the meeting, and our Board of Directors is seeking your proxy to vote on these items. This proxy statement contains important information about The Hershey Company and the matters that will be voted on at the meeting. Please read these materials carefully so that you have the information you need to make informed decisions. Throughout this proxy statement, we will refer to ourselves as "The Hershey Company," "Hershey," "we," "our" or the "Company."

How are proxy solicitation and other required annual meeting materials distributed?

The Securities and Exchange Commission, or SEC, has adopted rules that allow us to mail a notice to our stockholders advising that our proxy statement, annual report to stockholders, electronic proxy card and related materials are available for viewing, free of charge, on the Internet. Stockholders may then access these materials and vote over the Internet or request delivery of a full set of materials by mail or email. We have elected to utilize this process for the 2010 annual meeting. We intend to begin mailing the required notice, called Notice of Internet Availability of Proxy Materials, to stockholders on or about March 22, 2010. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice of Internet Availability of Proxy Materials contains important information, including:

- The date, time and location of the annual meeting;
- A brief description of the matters to be voted on at the meeting;
- A list of the proxy materials available for viewing on www.proxyvote.com and the control number you will use to access the site; and
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials, if that is your preference.

These rules give us the opportunity to serve you more efficiently by making the proxy materials available quickly online and reducing costs associated with printing and postage.

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy. We have provided an electronic proxy card at www.proxyvote.com that you will use to vote your shares online or by telephone. If you requested a paper copy of our proxy materials, you also can vote using the proxy card enclosed with those materials. On our proxy card, you will find the names of the persons designated by the Company to act as proxies to vote your shares at the annual meeting. When you submit a proxy, the people named on the proxy card as proxies are required to vote your shares at the annual meeting in the manner you have instructed. Please turn to page 4 for more information about voting your shares.

What is the record date and why is it important?

The record date is the date used by our Board of Directors to determine which stockholders of the Company are entitled to receive notice of, and vote on the items presented at, the annual meeting. Our Board established March 8, 2010 as the record date for the 2010 annual meeting.

What is the difference between a registered stockholder and a stockholder who owns stock in street name?

If you hold shares of Hershey stock directly in your name, you are a registered stockholder. If you own your Hershey shares indirectly through a broker, bank or other holder of record, those shares are held in street name.

How do I gain admission to the annual meeting?

If you owned Hershey stock on the record date, you may attend the annual meeting. If you are a *registered stockholder*, you must bring with you the Notice of Internet Availability of Proxy Materials and a government-issued photo identification (such as a valid driver's license or passport) to gain admission to the meeting. If you did not receive a Notice because you elected to receive a paper copy of the proxy materials, please bring the admission ticket printed on the top half of the proxy card supplied with those materials, together with your government-issued photo identification, to gain admission to the meeting. If you receive your proxy materials by email, please call our Investor Relations Department at (800) 539-0261 and request an admission ticket for the meeting.

If your shares are held in *street name and you want to gain admission to the meeting*, you must bring your government-issued photo identification, together with:

- The Notice of Internet Availability of Proxy Materials you received from your broker, bank or other holder of record;
- A letter from your broker, bank or other holder of record indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting; or
- Your most recent account statement indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting.

What will occur at the annual meeting?

Following opening remarks, stockholders will be offered an opportunity to submit completed voting ballots on the proposals to be presented at this year's meeting. Following the vote, we will provide an update on our business followed by an opportunity for stockholders to ask questions. Finally, we will provide a preliminary report on the votes cast for each of the proposals presented at the meeting.

What proposals will I be voting on, and how does the Board of Directors recommend I vote?

	Proposal	Board Recommendation
No. 1	Election of eight directors, each to serve until the next annual meeting of stockholders and until his or her successor has been properly elected and qualified	FOR
No. 2	Ratification of the Audit Committee's selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2010	FOR

What other matters might arise at the meeting?

We are not aware of any other matters that will be brought before the stockholders at the annual meeting. Except under very limited circumstances, stockholder proposals and nominations for director had to be submitted to us in advance and meet certain requirements in order to be eligible for consideration at the meeting. We described those requirements in our 2009 proxy statement. If any other item of business is properly presented for a vote at the annual meeting, the proxies will vote validly-executed proxies returned to us in accordance with their best judgment. Procedures for submitting stockholder proposals and nominations for director for the 2011 annual meeting are described on page 87.

Voting Information

Does Hershey have more than one class of stock outstanding?

We have two classes of stock outstanding, Common Stock and Class B Common Stock. As of the record date for the annual meeting, there were 166,182,457 shares of Common Stock outstanding and 60,708,908 shares of Class B Common Stock outstanding. All of the outstanding shares of Common Stock and Class B Common Stock are entitled to be voted at the meeting.

What are the voting rights of each class of stock?

You may cast one vote for each share of Common Stock that you held as of the close of business on the record date. You may cast ten votes for each share of Class B Common Stock that you held as of the close of business on the record date.

What is a quorum and why is it important?

A quorum is the minimum number of votes required to be present at the annual meeting to conduct business. Votes will be deemed to be "present" at the meeting if a stockholder of record:

- Attends the meeting in person; or
- Votes in advance by Internet, telephone or proxy card.

In most instances, holders of the Common Stock and Class B Common Stock vote together. However, there are some matters that must be voted on only by the holders of one class of stock. We will have a quorum for all matters to be voted upon at the annual meeting if the following number of votes is present, in person or by proxy:

- *For any matter requiring the vote of the Common Stock voting separately:* a majority of the votes of the Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Class B Common Stock voting separately:* a majority of the votes of the Class B Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Common Stock and Class B Common Stock voting together without regard to class:* a majority of the votes of the Common Stock and Class B Common Stock outstanding on the record date.

It is possible that we could have a quorum for certain items of business to be voted on at the annual meeting and not have a quorum for other matters. If that occurs, we will proceed with a vote only on the matters for which a quorum is present.

Abstentions are counted as being present and entitled to vote in determining whether a quorum is present. Shares as to which "broker non-votes" exist will be counted as present and entitled to vote in determining whether a quorum is present for any matter requiring the vote of the Common Stock and Class B Common Stock voting together as a class, but will not be counted as present and entitled to vote in determining whether a quorum is present for any matter requiring the vote of the Common Stock or Class B Common Stock voting separately as a class.

What vote is required to approve each proposal?

Proposal No. 1: Election of Directors. Eight directors are to be elected at our annual meeting. As required by our certificate of incorporation and by-laws:

- One-sixth of our directors (which equates presently to one director) will be elected by the holders of our Common Stock voting separately as a class.
- The remaining seven directors will be elected by the holders of our Common Stock and Class B Common Stock voting together without regard to class.

You can cast your vote "FOR" any or all of the director nominees named on the proxy card or "WITHHOLD" your vote on any or all of the nominees. Please refer to the voter website, www.proxyvote.com, for voting instructions. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

Directors will be elected by *plurality*. That means the nominees who receive the greatest number of properly cast "FOR" votes will be elected.

David L. Shedlarz has been nominated by the Board for election by the holders of our Common Stock voting separately at the 2010 annual meeting. The other director nominees have been nominated for election by the holders of our Common Stock and Class B Common Stock voting together. Please go to page 28 for more information about Proposal No. 1.

Proposal No. 2. Holders of record of our Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting will approve Proposal No. 2 if they cast more votes in favor of the proposal than against the proposal. We have provided additional information about Proposal No. 2 in this proxy statement.

How can I vote my shares before the meeting?

You may vote your shares prior to the meeting by following the instructions provided on the Notice of Internet Availability of Proxy Materials, this proxy statement and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered stockholder*, there are three ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on May 3, 2010. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

By telephone (800-690-6903): Submit your vote by telephone until 11:59 p.m. EDT on May 3, 2010. Have your Notice of Internet Availability of Proxy Materials or proxy card in hand when you call and then follow the instructions you receive from the telephone voting site.

By mail: If you requested a paper copy of the proxy materials, mark, sign and date the proxy card enclosed with those materials and return it in the postage-paid envelope we have provided. To be valid, proxy cards must be received before the start of the annual meeting. Proxy cards should be returned to The Hershey Company, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.

- If your shares are held in *street name*, your broker, bank or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or email copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank or other holder of record how to vote your shares.

Can I vote at the meeting?

If you are a *registered stockholder*, you can vote at the meeting any shares that were registered in your name as the stockholder of record as of the record date.

If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the annual meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares at the annual meeting, you should request a legal proxy from your broker, bank or holder of record and bring it with you to the meeting.

If you plan to vote at the meeting, please pick up a ballot at the registration table upon your arrival. You may then either deposit your ballot in any of the designated voting boxes located inside the meeting room before the meeting begins, or submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting.* Shares may not be voted after the polls close.

Whether or not you plan to attend the meeting, we strongly encourage you to vote by proxy prior to the meeting.

Can I revoke my proxy or change my voting instructions once submitted?

If you are a *registered stockholder*, you can revoke your proxy and change your vote prior to the annual meeting by:

- Sending a written notice of revocation to our Corporate Secretary at 100 Crystal A Drive, Hershey, Pennsylvania 17033 (the notification must be received by the close of business on May 3, 2010);
- Voting again by Internet or telephone prior to 11:59 p.m. EDT on May 3, 2010 (only the latest vote you submit will be counted); or
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the annual meeting).

If your shares are held in *street name*, you should contact your broker, bank or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the annual meeting, you also can revoke your proxy or voting instructions and change your vote at the annual meeting by submitting a written ballot before the polls close.

What will happen if I provide my proxy but do not vote on a proposal?

You should provide voting instructions for all proposals appearing on the proxy/voting instruction card. The persons named as proxies on the proxy card will vote your shares according to your instructions. However, if you submit a valid proxy but fail to provide instructions on how you want your shares to be voted, properly submitted proxies will be voted:

- "FOR" the election of all director nominees; and
- "FOR" the ratification of the appointment of KPMG LLP as our independent auditors.

If any other item is properly presented for a vote at the meeting, the shares represented by your properly submitted proxy will be voted by the proxies using their own best judgment.

What will happen if I do not provide my proxy or vote my shares in person at the annual meeting?

If you are a *registered stockholder*, your shares will not be voted.

If your shares are held in *street name*, your broker, bank or other holder of record might be authorized to vote your shares on certain "routine" matters. The ratification of independent auditors is currently considered to be a routine matter. On this matter, your broker or nominee can:

- Vote your street-name shares even though you have not provided voting instructions; or
- Choose not to vote your shares.

The election of directors is not routine and cannot be voted without your instructions. When a broker or nominee is unable to vote shares for this reason, it is called a "broker non-vote."

Are abstentions and broker non-votes counted in the vote totals?

When a stockholder abstains from voting on any proposal (other than the election of directors), the abstention is counted as a vote "AGAINST" the proposal. Broker non-votes are not included in vote totals and will not affect the outcome of the vote.

How do I vote if I am a participant in one of the Company's 401(k) Plans?

If you are a participant in either The Hershey Company 401(k) Plan or The Hershey Company Puerto Rico 401(k) Plan, and you meet the vesting requirements of the plan, you may have certain voting rights regarding shares of our Common Stock credited to your account in the plan. You do not own these shares. They are owned by the trustee.

The plan provides you with voting rights based on the number of shares of Hershey Common Stock that were constructively invested in your plan account as of the close of business on the record date. We originally contributed these shares to the plan on your behalf as matching or supplemental retirement contributions. You may vote these shares in much the same way as registered stockholders vote their shares, but you have an earlier deadline. Your vote must be received by the trustee by 11:59 p.m. EDT on April 29, 2010. You may vote these shares by following the instructions provided on the Notice of Internet Availability of Proxy Materials and on the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, you also may vote by mail by signing, dating and returning the proxy/voting instruction card included with those materials.

By submitting voting instructions, you will direct the plan trustee:

- How to vote the shares of Common Stock allocated to your account in the plan; and
- How to vote a portion of the shares of Common Stock allocated to the accounts of other participants in the plan who have not submitted voting instructions by the deadline.

The plan trustee will submit one proxy to vote all shares of Common Stock in the plan. The trustee will vote the shares of participants submitting voting instructions in accordance with their instructions and will vote the remaining shares of Common Stock in the plan in the same proportion as the final votes of all participants who actually voted. Please note that, if you do not submit voting instructions for the shares of Common Stock in your account by the voting deadline, those shares will be included with the other undirected shares and voted by the trustee as described above. Because the trustee submits one proxy to vote all shares of Common Stock in the plan, you may not vote plan shares in person at the annual meeting.

How do I vote my shares in the Company's Automatic Dividend Reinvestment Service Plan?

BNY Mellon Shareowner Services, our transfer agent, has arranged for any shares that you hold in the Automatic Dividend Reinvestment Service Plan to be included in the total registered shares of Common Stock shown on the Notice of Internet Availability of Proxy Materials or proxy card we have provided you. By voting these shares, you will also be voting your shares in the Automatic Dividend Reinvestment Service Plan.

Additional Information about the Annual Meeting

Who will pay the cost of soliciting votes for the annual meeting?

We will pay the cost of preparing, assembling and furnishing proxy solicitation and other required annual meeting materials. We do not use a third-party solicitor. It is possible that our directors, officers and employees might solicit proxies by mail, telephone, telefax, electronically over the Internet or by personal contact, without receiving additional compensation. We will reimburse brokers, banks and other nominees, fiduciaries and custodians who nominally hold shares of our stock as of the record date for the reasonable costs they incur furnishing proxy solicitation and other required annual meeting materials to street-name holders who beneficially own those shares on the record date.

What is householding?

The SEC has adopted rules that allow us to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more stockholders sharing the same address. We may do this only if the stockholders at that address share the same last name or if we reasonably believe that the stockholders are members of the same family. If we are sending a Notice, the envelope must contain a separate Notice for each stockholder at the shared address. Each Notice must also contain a unique control number that each stockholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each stockholder at the shared address a separate proxy card.

We believe this rule is beneficial to both our stockholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, stockholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you have elected to receive paper copies of our proxy materials and want to receive a separate copy of these materials for our 2010 annual meeting, please call our Investor Relations Department, toll free, at (800) 539-0261. If you consented to the householding program and wish to revoke your consent for future years, simply call, toll free, (800) 542-1061, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

What does it mean if I received more than one Notice or proxy card?

You probably have multiple accounts with us and/or brokers, banks or other nominees. You should vote all of the shares represented by these Notices/proxy cards. Certain brokers, banks and nominees have procedures in place to discontinue duplicate mailings upon a stockholder's request. You should contact your broker, bank or nominee for more information. Additionally, our transfer agent, BNY Mellon Shareowner Services, can assist you if you want to consolidate multiple registered accounts existing in your name. To contact our transfer agent, write to BNY Mellon Shareowner Services, 480 Washington Boulevard, Jersey City, New Jersey 07310-1900, or call:

- (800) 851-4216 Domestic Holders
- (201) 680-6578 Foreign Holders
- (800) 231-5469 Domestic TDD line for hearing impaired
- (201) 680-6610 Foreign TDD line for hearing impaired

Will you publish the results of voting?

Preliminary results of voting will be announced at the annual meeting. We also will publish voting results in a current report on Form 8-K that we will file with the SEC within four business days following the meeting, with the day the meeting ends counted as the first day. If on the date of this filing the Inspector of Elections for the annual meeting has not certified the voting results as final, we will note in the filing that the results are preliminary and publish the final results in a subsequent Form 8-K filing within four business days after the final voting results are known. The final results also will be posted in the Investor Relations section of the Company's website, www.hersheys.com, as soon as they are certified by the Inspector of Elections for the annual meeting. To find the voting results on our website, select "Investor Relations," then select the "Voting Results" tab located along the left-hand column of the page. Questions also may be directed to our Investor Relations Department at (800) 539-0261.

GOVERNANCE OF THE COMPANY

What is corporate governance?

Corporate governance is the process by which companies govern themselves.

At The Hershey Company, day-to-day business activities are carried out by our employees under the direction and supervision of our Chief Executive Officer, or CEO. The Board of Directors oversees these activities. In doing so, each director is required to use his or her business judgment in the best interests of the Company. The Board's responsibilities include:

- Review of the Company's performance, strategies and major decisions;
- Oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- Oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- Oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

What principles has the Board established with respect to corporate governance?

The general principles governing the functions of our Board and its committees are contained in the following documents:

- *Corporate Governance Guidelines:* Our Corporate Governance Guidelines provide the basic framework for the Board's role in the governance of the Company. The guidelines include the Board's policies regarding director independence, qualifications, responsibilities, access to management and outside advisors, compensation, continuing education, oversight of management succession and stockholding requirements. They also provide a process for directors to annually evaluate the performance of the Board. The Corporate Governance Guidelines were last amended and restated by the Board on February 23, 2010. We have included a copy of the Corporate Governance Guidelines as Appendix A to this proxy statement.
- *Board Committee Charters:* The Board has adopted a charter for each standing committee of the Board — the Audit Committee, the Compensation and Executive Organization Committee, the Finance and Risk Management Committee, the Governance Committee and the Executive Committee. The charters comply with the requirements of the Sarbanes-Oxley Act of 2002, rules of the SEC and listing standards of the New York Stock Exchange. We believe the charters reflect current best practices in corporate governance.
- *Code of Ethical Business Conduct:* The Board has adopted a Code of Ethical Business Conduct. Adherence to this Code assures that our directors, officers and employees are held to the highest standards of integrity. The Code covers areas such as conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee oversees the Company's communication of, and compliance with, the Code.

You can view the Corporate Governance Guidelines, committee charters and Code of Ethical Business Conduct in the Investor Relations section of our website, www.hersheys.com. Once you are in the Investor Relations section, look for the heading "Corporate Governance" in the right-hand column of the page and select the appropriate subheading. We will post amendments to any of these documents on our website as soon as possible after the effective date of the amendment. If any amendment or waiver of the Code of Ethical Business Conduct applies to directors or executive officers, our posting will appear within four business days of the amendment or waiver.

What is the composition of the Board and how often are members elected?

There currently are seven members of the Board. Each member's term will expire at the annual meeting. As discussed in greater detail beginning on page 28, the Board is recommending that you reelect each of these seven members for an additional one-year term and elect one new member for an initial one-year term at the annual meeting.

Which directors are independent, and how does the Board make that determination?

The Board determines which of our directors are independent. For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board must affirmatively determine that the director has no direct or indirect material relationship with The Hershey Company. The Board has adopted categorical standards for independence that the Board uses when determining which directors are independent. Rather than have one set of standards for Board members as a whole and additional standards for Audit Committee members, as permitted by the New York Stock Exchange, the Board bases its determination of independence for all directors on the more stringent standards applicable to Audit Committee members. These standards are contained in our Corporate Governance Guidelines. You can review these standards by turning to page A-2 of Appendix A.

Applying the categorical standards for independence, the listing standards of the New York Stock Exchange and rules of the SEC, the Board determined that the following directors recommended for election at the annual meeting are independent: Pamela M. Arway, Robert F. Cavanaugh, Charles A. Davis, James E. Nevels, Thomas J. Ridge, David L. Shedlarz and LeRoy S. Zimmerman. The Board also determined that Arnold G. Langbo and Charles B. Strauss, directors who resigned from the Board on August 10, 2009, and Kenneth L. Wolfe, our former non-executive Chairman of the Board who resigned from the Board on February 16, 2009, were independent during the periods of their respective service in 2009. The Board determined that David J. West, President and Chief Executive Officer of The Hershey Company, is not independent because he is an executive officer of the Company.

The Board determined that Ms. Arway and Mr. Ridge have no relationship with the Company other than their relationship as director, director nominee and stockholder. Messrs. Cavanaugh, Davis, Nevels, Shedlarz and Zimmerman have certain relationships with the Company, in addition to being directors and stockholders, that the Board considered but determined ultimately not to be material. Messrs. Strauss and Wolfe also had certain immaterial relationships with the Company during the time they were directors. Mr. Langbo had no relationship with the Company other than his relationship as a director and stockholder during the time he was a director in 2009.

Robert F. Cavanaugh, James E. Nevels and LeRoy S. Zimmerman. Messrs. Cavanaugh, Nevels and Zimmerman are independent members of the board of directors of Hershey Trust Company and the board of managers (governing body) of Milton Hershey School. Mr. Cavanaugh was initially recommended for nomination to our Board by the Milton Hershey School Trust in 2003. Messrs. Nevels and Zimmerman were initially elected to the Board on November 11, 2007 by the Milton Hershey School Trust acting by written consent. Our Board elected Mr. Nevels the non-executive Chairman of the Board on February 16, 2009. None of these individuals receive any compensation from The Hershey Company, from Hershey Trust Company or from Milton Hershey School other than compensation they receive in the ordinary course as board members of each of those entities. We do not expect these individuals to receive other forms of compensation from these entities in 2010. Hershey Trust Company and the Milton Hershey School Trust are stockholders of the Company whose holdings are described in greater detail beginning on page 41 of this proxy statement. Under SEC rules, Hershey Trust Company, the Milton Hershey School Trust and companies controlled by the Milton Hershey School Trust are considered affiliates of the Company. During 2009, we had a number of transactions with the Milton Hershey

School Trust and companies owned by the Milton Hershey School Trust involving the purchase and sale of goods and services in the ordinary course of business. We also leased a facility from the Milton Hershey School Trust in 2009. Messrs. Cavanaugh, Nevels and Zimmerman did not participate in Board decisions in connection with these transactions. We have outlined these transactions and transactions we contemplate for 2010 in greater detail in the section entitled "Certain Transactions and Relationships," beginning on page 84 of this proxy statement.

Charles A. Davis. Mr. Davis is a director of AXIS Capital Holdings Limited. During 2009, AXIS Capital Holdings Limited provided a portion of our directors' and officers' liability insurance and fiduciary liability insurance coverage. This insurance coverage was purchased in the ordinary course of our business at market rates. We do not expect this coverage or the amounts of payments to change materially during 2010. We also made a $6,000 charitable contribution in 2009 to the Stone Point Capital Foundation Charity Golf Tournament. The Stone Point Capital Foundation is operated by the principals of Stone Point Capital LLC, of which Mr. Davis is Chief Executive Officer.

David L. Shedlarz. Mr. Shedlarz is a director of Pitney Bowes Inc. During 2009, we purchased or leased office supplies and equipment such as postage meters and copiers from Pitney Bowes Inc. All purchases and leases were in the ordinary course of our business. We do not expect these transactions or amounts of payments to change materially in 2010.

Charles B. Strauss. Mr. Strauss is a director of The Hartford Financial Services Group. The Hartford Financial Services Group provided a portion of our directors' and officers' liability insurance coverage through June 30, 2009, when the coverage expired. This insurance coverage was purchased in the ordinary course of our business at market rates.

Kenneth L. Wolfe. Mr. Wolfe was formerly the Company's Chairman of the Board and Chief Executive Officer. He retired on January 1, 2002. Mr. Wolfe again became a director in November 2007 and resigned as non-executive Chairman of the Board in February 2009. As a former director, Mr. Wolfe participates in the Directors' Charitable Award Program, which is described in greater detail on page 24 of this proxy statement. As a retiree of the Company, Mr. Wolfe receives retiree life insurance, paid for by the Company, and he and his wife are covered under a fully-insured Medicare advantage program, the cost of which is shared by the Company and Mr. Wolfe. These programs and benefits are provided solely in connection with Mr. Wolfe's former service as a director or his retirement and were not conditioned on his service as a director in 2009.

Do our independent directors meet separately in regularly-scheduled executive sessions, and, if so, who presides at those meetings?

Our independent directors meet regularly in executive session at the conclusion of every Board meeting, and at other times as the independent directors deem necessary. Each executive session is chaired by James E. Nevels, our non-executive Chairman of the Board. In the Chairman's absence, executive sessions are chaired by an independent director assigned on a rotating basis. Members of the Audit Committee, Compensation and Executive Organization Committee, Finance and Risk Management Committee and Governance Committee also meet regularly in executive session at the conclusion of committee meetings. Additional information about executive sessions is contained in our Corporate Governance Guidelines. To learn more, please turn to page A-5 of Appendix A.

Can I communicate with directors?

You may communicate with our directors in several ways. Communications regarding accounting, internal accounting controls or auditing matters may be addressed to the Audit Committee at the following address:

Audit Committee
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

You also may email the Audit Committee at auditcommittee@hersheys.com. Finally, you may submit your comments, confidentially and anonymously, if you desire, to the Audit Committee by calling the Hershey Concern Line at (800) 362-8321 or by accessing the Hershey Concern Line website at www.HersheysConcern.com.

You may contact the independent directors at the following address:

Independent Directors
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

You also may email the independent directors at independentdirectors@hersheys.com or contact the independent directors using the Hershey Concern Line telephone number or website noted above.

Under the procedures approved by our Board, the Audit Committee will address communications from any interested party in accordance with our Board-approved Procedures for Submission and Handling of Complaints Regarding Compliance Matters, which are available for viewing in the Investor Relations section of our website at www.hersheys.com. Communications to the Audit Committee and/or our independent directors are processed by the Office of General Counsel. The Office of General Counsel reviews and summarizes these communications and provides reports to the Audit Committee on a periodic basis. Communications regarding any accounting, internal control or auditing matter are reported immediately to the Audit Committee, as are allegations about our officers. Solicitations, junk mail and obviously frivolous or inappropriate communications are not forwarded to the Audit Committee, but copies are retained and made available to any director who wishes to review them.

How often did the Board meet in 2009?

The Board held six regular meetings and eight special meetings in 2009. Each director attended at least 84% of all of the meetings of the Board and committees of the Board on which he served (during the period he served) in 2009. Average attendance for all of these meetings equaled 95%.

What is the Company's policy regarding Board members' attendance at the annual meeting?

Directors are expected to attend our annual meetings of stockholders. All of the nine directors standing for election at our 2009 annual meeting, held on April 30, 2009, were in attendance at that meeting.

What is the Board's leadership structure, and why is it the best structure for the Company at this time?

The Board's current leadership structure separates the roles of the Chairman of the Board of Directors and the Chief Executive Officer. Our non-executive Chairman of the Board presides at all meetings of stockholders and of the Board of Directors, approves the agendas for all Board meetings and sees that all orders, resolutions and policies adopted or established by the Board are carried into effect. The Board has determined that our Chairman is an independent member of the Board under the listing standards of the New York Stock Exchange and our Corporate Governance Guidelines. Our Chief Executive Officer manages and directs the day-to-day operations of the Company. He also serves as a member of the Board of Directors and is the primary liaison between the Board and Company management.

Our Board believes that separation of the roles of Chairman and Chief Executive Officer is the best governance model for the Company at this time. Under this model, our Chairman can devote his attention to assuring that the Company has the proper governance controls in place, that our Board is properly structured from the standpoints of membership, size and diversity, and that management has the support it needs from the Board to carry out the Company's strategic priorities. The Chief Executive Officer, relieved of the duties normally performed by the Chairman, is free to focus his entire attention on growing and strengthening the business.

What is the Board's role in risk oversight?

Our Board takes an active role in risk oversight. Prior to August 2009, the Board delegated to the Audit Committee primary responsibility for oversight of the Company's risk management programs. The Audit Committee would receive reports from management on various risk topics at Committee meetings throughout the year in accordance with the Committee's rolling agenda. The Committee would then provide reports to the Board on these topics at the Board's next regularly-scheduled meeting.

In August 2009, the Board established a Finance and Risk Management Committee. This new Committee was established, in part, to relieve the Audit Committee of some of its substantial workload and to enhance the Board's oversight of how senior management manages the material risks facing the Company. The Finance and Risk Management Committee is currently overseeing management's development and implementation of a new enterprise-wide risk management program.

The Finance and Risk Management Committee is composed of independent directors and operates in accordance with a written charter. The Committee receives regular reports from management on risk topics pursuant to the Committee's rolling agenda. Reports are then provided by the Committee to the Board at the Board's next regularly-scheduled meeting. The Finance and Risk Management Committee also meets at least annually with the Audit Committee to discuss the Company's risk management programs. The Audit Committee includes a summary of these discussions in its report to the Board at the Board's next regularly-scheduled meeting.

In addition, when setting the performance measures and goals for the Company's incentive plans for 2010, the Compensation and Executive Organization Committee received management's views on whether the incentive plans' measures or goals may encourage inappropriate risk-taking by the Company's officers or employees. Management noted, and the Committee concurred, that the performance measures and goals were tied to the Company's strategic objectives, achievable financial performance centered on the Company's publicly-announced financial expectations and adherence with Hershey's values. As such, the incentive plans were believed not to encourage risk-taking outside of the range of risks contemplated by the Company's business plan.

What are the committees of the Board and what are their functions?

The Board has five standing committees: Audit, Compensation and Executive Organization, Finance and Risk Management, Governance, and Executive. The Board also establishes, from time to time, committees of limited duration for a special purpose. Our Corporate Governance Guidelines require that every member of the Audit Committee, Compensation and Executive Organization Committee, Finance and Risk Management Committee, and Governance Committee be independent.

Audit Committee 10 meetings in 2009

Members:	David L. Shedlarz (Chair)* Robert F. Cavanaugh Charles A. Davis * Charles B. Strauss served as Chair of the Committee until his resignation from the Board on August 10, 2009. That same day, the Board appointed David L. Shedlarz Chair of the Committee.
Independence:	The Board determined that all directors on this Committee are, or were during the time they served, independent under applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Company's Corporate Governance Guidelines.
Responsibilities:	Assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the independent auditors and the Company's internal audit function; Directly oversees and has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors; Approves all audit and non-audit engagement fees and terms with the independent auditors; Reviews and oversees, in consultation with the Finance and Risk Management Committee, the guidelines and policies governing the process by which the Company assesses and manages risk; and Administers our Procedures for Submission and Handling of Complaints Regarding Compliance Matters.
Charter:	A current copy of the charter of the Audit Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section. The charter prohibits any member of the Audit Committee from serving on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of the director to effectively serve on the Committee. Should the Board ever make such a determination, it will be posted on the Company's website.
Qualifications:	The Board has determined that all directors on this Committee are financially literate, that Messrs. Cavanaugh, Davis and Shedlarz, being all of the members of the Audit Committee, qualify as "audit committee financial experts" as defined in SEC regulations, and that each has accounting or related financial management expertise.

Compensation and Executive Organization Committee 8 meetings in 2009

Members:	Robert F. Cavanaugh (Chair)* James E. Nevels* David L. Shedlarz * Arnold G. Langbo served as Chair of the Committee until his resignation from the Board on August 10, 2009. That same day, the Board appointed Robert F. Cavanaugh Chair of the Committee. James E. Nevels, who had rotated off the Committee in April 2009, was reappointed to the Committee on August 10, 2009 to replace Charles B. Strauss, who also resigned from the Board on that date.
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Establishes the compensation of the Company's elected officers (other than the Chief Executive Officer); Evaluates the performance of and recommends to the independent directors of the full Board as a group the compensation of the Company's Chief Executive Officer; Reviews and recommends to the full Board the form and amount of director compensation; Grants performance stock units, stock options, restricted stock units and other rights under the Long-Term Incentive Program of the Company's Equity and Incentive Compensation Plan ("Incentive Plan"), or any successor plan; Establishes target-award levels and makes awards under the Annual Incentive Program of the Incentive Plan; Administers the Incentive Plan; Monitors compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests; Reviews the executive organization of the Company; and Monitors the development of personnel available to fill key management positions as part of the succession planning process.
Charter:	A current copy of the charter of the Compensation and Executive Organization Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

The Compensation and Executive Organization Committee recommends or establishes director and executive officer compensation in accordance with the authority granted by its charter and the Board-approved compensation plans the Committee oversees. The Committee may delegate its responsibilities under limited circumstances to a subcommittee composed only of a subset of Committee members. Also, under the terms of the Board- and stockholder-approved Incentive Plan, the Committee is authorized to provide our CEO with limited authority to make stock-based awards to non-executive employees in connection with recruitment, retention, performance recognition or promotion. The Incentive Plan does not authorize our CEO to make grants to our executive officers.

The Committee engaged Mercer (US) Inc. ("Mercer"), an executive compensation consultant, to provide independent assistance to the Committee with respect to the Committee's development and refinement of our compensation policies and the Committee's assessment of whether our compensation programs support our business objectives, are market competitive and are cost-efficient.

Under its engagement letter with the Committee, Mercer has acknowledged that the firm works for the Committee while working with management to provide advice, counsel and recommendations that reinforce the Company's business strategy, economics, organization and management approach. Mercer has provided and continues to provide services and products to the Company in addition to its work for the Committee, including services related to global compensation studies and surveys for various geographies. During 2009, the fees paid to Mercer for these additional services were less than $120,000.

Mercer provides the Committee with advice, counsel and recommendations with respect to the composition of the peer group and competitive data used for benchmarking our compensation program and financial performance. The Committee uses this and other information provided by Mercer, along with data supplied by our Chief People Officer and the staff of the Company's Global Total Rewards Department, to reach an independent recommendation regarding compensation to be paid to our Chief Executive Officer. The Committee's final recommendation is then given to the independent directors of our Board for review and final approval.

In establishing compensation levels and awards for executive officers other than our Chief Executive Officer, the Committee takes into consideration the recommendations of Mercer and our Chief People Officer, evaluations by our Chief Executive Officer of each officer's individual performance and Company performance. The Committee evaluates director compensation primarily on the basis of peer group data used for benchmarking director compensation provided by Mercer.

Please turn to page 43 for additional information regarding our executive compensation programs and page 23 for information regarding compensation of our directors.

Finance and Risk Management Committee 6 meetings in 2009

The Board established the Finance and Risk Management Committee as a standing committee of the Board on August 4, 2009.

Members:	Charles A. Davis (Chair) Robert F. Cavanaugh Thomas J. Ridge David L. Shedlarz
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Assists the Board in fulfilling its oversight responsibilities relating to the Company's management of its assets, liabilities and risks; Reviews and makes recommendations regarding capital projects, acquisitions and dispositions of assets and changes in capital structure; Develops and makes recommendations regarding the use of financial instruments, including derivative instruments, and recommends the terms of the Company's principal banking relationships, credit facilities and commercial paper programs; and Reviews and oversees, in consultation with the Audit Committee, the guidelines and policies governing the process by which the Company assesses and manages risk.
Charter:	A current copy of the charter of the Finance and Risk Management Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Governance Committee 6 meetings in 2009

Members:	James E. Nevels (Chair)* Thomas J. Ridge LeRoy S. Zimmerman * Kenneth L. Wolfe served as Chair of the Governance Committee until his resignation from the Board on February 16, 2009. That same day, the Board appointed James E. Nevels to replace Mr. Wolfe as a member and Chair of the Committee.
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Reviews and makes recommendations on the composition of the Board and its committees; Identifies, evaluates and recommends candidates for election to the Board consistent with the Board's membership qualifications; Reviews and makes recommendations to the full Board on corporate governance matters, including the Company's Corporate Governance Guidelines; Administers the Company's Related Person Transaction Policy as directed by the Board; and Evaluates the performance of the full Board, its independent committees and each director.
Charter:	A current copy of the charter of the Governance Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Executive Committee 0 meetings in 2009

Members:	James E. Nevels (Chair)* Robert F. Cavanaugh* Charles A. Davis* David L. Shedlarz* LeRoy S. Zimmerman * Kenneth L. Wolfe served as Chair of the Executive Committee until his resignation from the Board on February 16, 2009. As required by our Corporate Governance Guidelines in effect at that time, James E. Nevels assumed the role of Chair of the Executive Committee when he replaced Mr. Wolfe as Chair of the Governance Committee on February 16, 2009. Robert F. Cavanaugh replaced Arnold G. Langbo and David L. Shedlarz replaced Charles B. Strauss on this Committee following the resignations of Messrs. Langbo and Strauss from the Board on August 10, 2009 and upon the appointment that same day of Mr. Cavanaugh as Chair of the Compensation and Executive Organization Committee and Mr. Shedlarz as Chair of the Audit Committee. Charles A. Davis became a member of this Committee on August 4, 2009 when he was appointed Chair of the Finance and Risk Management Committee.
Responsibilities:	Manages the business and affairs of the Company, to the extent permitted by the Delaware General Corporation Law, when the Board is not in session. A subcommittee consisting of the independent directors on this Committee who are not affiliated with Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, reviews and approves in advance any transaction not in the ordinary course of business between the Company and any of these entities, unless the Board or Corporate Governance Guidelines specify a different approval process. Currently, our Corporate Governance Guidelines provide that such transactions will be reviewed and approved in advance by a special committee consisting of the directors elected by the holders of our Common Stock voting separately, and only in the absence of such directors will the subcommittee of this Committee approve such transactions. For more information regarding the review, approval or ratification of transactions involving the Company and these entities, please refer to the section entitled Certain Transactions and Relationships beginning on page 84.
Charter:	A current copy of the charter of the Executive Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

How are nominees for the Board selected?

The Governance Committee is responsible for identifying and recommending to the Board candidates for Board membership. The Milton Hershey School Trust, our controlling stockholder, also may from time to time recommend to the Governance Committee, or elect outright, individuals to serve on our Board.

The Governance Committee considers recommendations from directors, stockholders (including the Milton Hershey School Trust) or other sources. Occasionally, the Governance Committee engages a paid third-party consultant to assist it in identifying and evaluating director candidates. The Governance Committee has sole authority under its charter to retain, compensate and terminate these consultants. The Governance Committee's general policy is to have all members of the Committee interview prospective candidates before their nominations are approved by the Committee and recommended to the full Board.

Our Corporate Governance Guidelines describe the experience, qualifications, attributes and skills sought by the Board of any Board nominee. Generally, the Board seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole.

In reviewing the qualifications of prospective directors, the Board considers factors it deems appropriate, including the candidate's:

- Integrity;
- Judgment;
- Skill;
- Diversity;
- Ability to express informed, useful and constructive views;
- Experience with businesses and other organizations of comparable size;
- Ability to commit the time necessary to learn our business and to prepare for and participate actively in committee meetings and in Board meetings;
- Experience and how it relates to the experience of the other Board members; and
- Overall desirability as an addition to the Board and its committees.

The Board seeks individuals having knowledge and experience in such disciplines as finance, international business, marketing, information technology, human resources and consumer products. The Board also seeks individuals who bring unique and varied perspectives and life experiences to the Board. As such, the Governance Committee assists the Board by recommending prospective director candidates who will enhance the overall diversity of the Board. The Board views diversity broadly, taking into consideration the age, professional experience, race, education, gender and other attributes of its members. Our Chairman has stated publicly that one of his current goals is to increase the representation of women on our Board. As an initial step in this process, Pamela M. Arway, a highly-qualified candidate whose biography appears on page 28, has been nominated for election as a new director at this year's annual meeting.

The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate at the annual meeting must comply with certain procedures. We explained the procedures for nominating a director candidate at this year's annual meeting in our 2009 proxy statement. If you are a stockholder and desire to nominate a director candidate at next year's annual meeting, you must comply with the procedures for nomination set forth in the section entitled "Information About the 2011 Annual Meeting," beginning on page 87.

Does the Board impose a maximum age limit for directors?

Our Corporate Governance Guidelines provide that directors will not be nominated for reelection after their 72nd birthday. All of the directors standing for election at the 2010 annual meeting of stockholders, with the exception of Mr. Zimmerman, satisfied the applicable age requirement at the time of their nomination. In the case of Mr. Zimmerman, the Board elected to waive this requirement and nominated him to stand for election at the 2010 annual meeting for an additional one-year term.

DIRECTOR COMPENSATION

How are directors compensated?

The Company maintains a Directors' Compensation Plan designed to:

- Attract and retain highly-qualified non-employee directors; and
- Align the interests of non-employee directors with those of our stockholders by paying a portion of their compensation in units representing shares of our Common Stock.

Directors who are employees of the Company receive no additional compensation for their service on our Board. Mr. West, our President and Chief Executive Officer, is the only employee of the Company who also served as a director and thus received no additional compensation for his Board service in 2009.

The Board targets non-employee director compensation at the 50th percentile of compensation paid to directors at a peer group of 14 food, beverage and consumer products companies representing our most direct competitors for director and executive talent. Information about this peer group is included in the Compensation Discussion and Analysis beginning on page 43. Each year, with the assistance of the Compensation and Executive Organization Committee and the Committee's compensation consultant, the Board reviews the compensation paid to directors at these companies and establishes its compensation in accordance with its target.

As a result of its review in December 2008, the Board elected to keep the compensation of our non-employee directors in 2009 at the level paid in 2008, as follows:

• Annual retainer	$ 80,000
• Annual retainer for non-executive Chairman of the Board	$180,000
• Annual restricted stock unit award	$120,000
• Annual fee for chairs of the Audit Committee, Compensation and Executive Organization Committee and Governance Committee	$ 10,000

On August 4, 2009, the Board approved the establishment of a Finance and Risk Management Committee and, accordingly, the Chair of that Committee became eligible for payment of an annual committee chair fee of $10,000. For 2009, that fee was pro-rated to reflect the portion of the year the Committee was in existence.

Annual Retainer and Committee Chair Fees

Non-employee directors may elect to receive all or a portion of the annual retainer in cash or Common Stock. Non-employee directors also may elect to defer receipt of the retainer or committee chair fees until the date their membership on the Board ends. Committee chair fees that are not deferred are paid only in cash. Non-employee directors desiring to defer some or all of the retainer or committee chair fees may invest the deferred amounts in two ways:

- In a cash account that values the performance of the investment based upon the performance of one or more third-party investment funds, as selected by the director. These investment funds were selected from the mutual funds or other investment options available to all employees participating in our 401(k) Plan. Amounts invested in the cash account are paid only in cash.
- In a deferred common stock unit account that we value according to the performance of our Common Stock, including reinvested dividends. Amounts invested in the deferred common stock unit account are paid in shares of Common Stock.

Restricted Stock Units

Restricted stock units, or RSUs, were granted quarterly to non-employee directors on the first day of January, April, July and October 2009. The number of RSUs granted in each quarter was determined by dividing $30,000 by the average closing price of a share of our Common Stock on the New York Stock Exchange on the last three trading days preceding the grant date. RSUs awarded to non-employee directors vest one year after the date of grant, or earlier, upon termination of the director's membership on the Board by reason of retirement (termination of service from the Board after the director's 60th birthday), death or disability, for any reason after a change in control, or such other circumstances as the Board may determine. Once vested, RSUs are paid to directors only in shares of Common Stock or, at the option of the director, deferred as common stock units under the Directors' Compensation Plan until the director's membership on the Board ends. Dividend equivalent units are credited at regular rates on the RSUs during the restriction period and, upon vesting of the RSUs, are paid currently in shares of Common Stock or deferred as common stock units together with RSUs the director has deferred. As of March 8, 2010, all of the non-employee directors, except Messrs. Cavanaugh and Nevels, had attained retirement age for purposes of the vesting of RSUs.

Other Compensation, Reimbursements and Programs

The Board occasionally establishes committees of limited duration for special purposes. The Board will consider paying additional compensation to non-employee directors who serve on special committees, generally $1,250 per meeting, if the special committee holds six or more meetings, each lasting one hour or more. No director received compensation for service on a special committee in 2009.

Prior to 1997, directors participated in our Directors' Charitable Award Program. No directors have been added to the program since 1996 and our obligations under the program were not affected by the service of any director during 2009. Under the program, upon the participating director's death, the Company makes a charitable gift to an educational institution designated by the director. The amount of the donation varies, depending upon the director's length of service, with a maximum donation of $1 million after five years of service. As of December 31, 2009, there were 17 former directors who participated in the program for whom we are committed to make charitable contributions aggregating $16.8 million. No current director participates in this program.

We reimburse our directors for travel and other out-of-pocket expenses they incur when attending Board and committee meetings and for minor incidental expenses they incur when performing directors' services. We also provide reimbursement for at least one director continuing education program each year. Directors receive travel accident insurance while traveling on the Company's business and receive discounts on the purchase of our products to the same extent and on the same terms as all of our employees. Directors also are eligible to participate in the Company's Gift Matching Program. Under the Gift Matching Program, the Company will match, upon a director's request, contributions made by the director to one or more charitable organizations, on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

We do not award stock options or maintain a non-equity incentive plan or defined benefit pension plan for our non-employee directors.

The following table and explanatory footnotes provide information with respect to the compensation paid or provided to the directors during 2009 in accordance with the policies and programs described above.

Director Compensation
2009

Name	Fees Earned and/or Paid in Cash[(1)] ($)	Stock Awards[(2)] ($)	All Other Compensation[(3)] ($)	Total ($)
Robert F. Cavanaugh	83,913	120,000	5,000	208,913
Charles A. Davis	84,076	120,000	5,000	209,076
Arnold G. Langbo**	55,027	73,370	5,000	133,397
James E. Nevels*	175,945	120,000	500	296,445
Thomas J. Ridge	80,000	120,000	5,000	205,000
David L. Shedlarz	83,913	120,000	—	203,913
Charles B. Strauss**	55,027	73,370	500	128,897
Kenneth L. Wolfe**	24,806	15,667	—	40,473
LeRoy S. Zimmerman	80,000	120,000	5,000	205,000

* Became non-executive Chairman of the Board on February 16, 2009.

** Mr. Wolfe resigned as non-executive Chairman of the Board on February 16, 2009, and Messrs. Langbo and Strauss resigned from the Board on August 10, 2009.

(1) This column includes amounts earned and/or paid in cash or shares of Common Stock at the election of the director or deferred by the director under the Directors' Compensation Plan. A director may choose to have his retainer and committee chair fee deferred in the form of cash or Common Stock until his membership on the Board ends. Amounts credited as earnings on amounts deferred under the Directors' Compensation Plan are based on mutual funds or other investment options available to all participants in our 401(k) Plan or our Common Stock and, accordingly, the earnings credited during 2009 were not "above market" or "preferential" earnings.

The following table sets forth the portion of fees paid in cash or Common Stock and the portion deferred with respect to retainers and fees earned during 2009:

Name	Immediate Payment			Deferred and Investment Election		
	Cash Paid ($)	Value Paid in Shares of Common Stock ($)	Number of Shares of Common Stock (#)	Value Deferred to a Cash Account ($)	Value Deferred to a Common Stock Unit Account ($)	Number of Deferred Common Stock Units (#)
Robert F. Cavanaugh	3,913	—	—	—	80,000	2,187
Charles A. Davis	84,076	—	—	—	—	—
Arnold G. Langbo	—	—	—	—	55,027	1,547
James E. Nevels	125,778	50,167	1,367	—	—	—
Thomas J. Ridge	—	—	—	—	80,000	2,187
David L. Shedlarz	83,913	—	—	—	—	—
Charles B. Strauss	6,114	—	—	48,913	—	—
Kenneth L. Wolfe	24,806	—	—	—	—	—
LeRoy S. Zimmerman	—	—	—	—	80,000	2,187

(2) This column presents the dollar amount recognized as expense during 2009 for financial statement reporting purposes with respect to RSUs awarded to the directors during 2009. RSUs awarded to directors are charged to expense in the Company's financial statements at the grant date fair value on each quarterly grant date. The target annual grant date fair value of the RSUs for each director during 2009 was $120,000.

The following table provides information with respect to the number and market value of deferred common stock units and RSUs held by each director as of December 31, 2009, based on the $35.79 closing price of our Common Stock as reported by the New York Stock Exchange on December 31, 2009, the last trading day of the year. The information presented includes the accumulated value of each director's common stock units and RSUs. Balances shown below include dividend equivalent units credited in the form of additional common stock units on retainers and committee chair fees that have been deferred as common stock units and dividend equivalent units credited in the form of additional common stock units on RSUs.

Name	Number of Deferred Common Stock Units (#)	Market Value of Retainers and Committee Chair Fees Deferred to the Common Stock Unit Account as of December 31, 2009 ($)	Number of RSUs (#)	Market Value of RSUs as of December 31, 2009 ($)
Robert F. Cavanaugh	21,135	756,422	3,395	121,507
Charles A. Davis	—	—	3,395	121,507
Arnold G. Langbo	—	—	—	—
James E. Nevels	—	—	3,395	121,507
Thomas J. Ridge	8,194	293,263	3,395	121,507
David L. Shedlarz	—	—	3,395	121,507
Charles B. Strauss	4,697	168,106	—	—
Kenneth L. Wolfe	—	—	—	—
LeRoy S. Zimmerman	8,416	301,209	3,395	121,507

(3) This column represents the Company match for contributions made by the director to one or more charitable organizations during 2009 under the Gift Matching Program.

Have there been any changes to director compensation since the end of 2009?

Following a review of competitive data, the Compensation and Executive Organization Committee recommended to the Board that no changes be made for 2010 to the annual compensation paid to our directors and non-executive Chairman of the Board. The Board concurred with this recommendation.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

How many directors are standing for election?

Eight directors are to be elected at the annual meeting. Each director is expected to serve until the next annual meeting and until his or her successor has been elected and qualified.

Which of the nominees currently serve on the Board?

Seven of the nominees are currently members of the Board. Nominee Pamela M. Arway is standing for election by the stockholders for the first time at the 2010 annual meeting. Our Board nominated Ms. Arway to be a director upon the recommendation of the Governance Committee. She was recommended to the Governance Committee by a third-party consultant retained by the Committee.

What happens if a nominee becomes unavailable for election?

If a nominee becomes unavailable for election for any reason, the proxies will have discretionary authority to vote for a substitute.

Who are the nominees?

The Board unanimously recommends the following nominees for election at the annual meeting. These nominees were recommended to the Board by the Governance Committee. In making its recommendation, the Governance Committee considered the experience, qualifications, attributes and skills of each nominee as set forth in the biographies below. In the case of directors standing for reelection, the Governance Committee also reviewed each director's past performance on our Board, as reflected in the Committee's annual evaluation of Board and individual director performance. This evaluation considers, among other things, each director's individual contributions to the Board, the director's ability to work collaboratively with other directors and the effectiveness of the Board as a whole.



PAMELA M. ARWAY, age 56, has been nominated for election as a new Hershey director at the annual meeting. If elected, she will serve on the Audit Committee and the Compensation and Executive Organization Committee. Ms. Arway retired in October 2008 as Senior Advisor to the Chairman and Chief Executive Officer of American Express Company, Inc., New York, New York, a global payments, network and travel company. She held that position during 2008 until her retirement. From October 2005 to January 2008, she was President, Japan/Asia Pacific/Australia Region, American Express International, Inc., Singapore; from December 2004 to October 2005, she was Chief Executive Officer, American Express Australia Ltd., Sydney, Australia; and from July 2000 to December 2004 she was Executive Vice President and General Manager, Corporate Travel North America, American Express Company, Inc. Throughout her twenty-one year career with American Express Company, Inc., Ms. Arway gained experience in the areas of finance, marketing, international business, government affairs, consumer products and human resources. She has been a director of DaVita, Inc., since July 2009. Ms. Arway holds a bachelor's degree in languages from Memorial University of Newfoundland and a Masters of Business Administration degree in marketing from Queen's University, Kingston, Ontario.



ROBERT F. CAVANAUGH, age 51, has been a Hershey director since October 2003. He chairs the Compensation and Executive Organization Committee and is a member of the Audit Committee, the Finance and Risk Management Committee and the Executive Committee. Mr. Cavanaugh is a director of Hershey Trust Company and the board of managers of Milton Hershey School. He is one of three representatives of the Milton Hershey School Trust serving on our Board. Mr. Cavanaugh, a 1977 graduate of Milton Hershey School, brings unique perspectives to our Board not only as a representative of our largest stockholder, but also of the school that is its sole beneficiary. Mr. Cavanaugh is Managing Director of DLJ Real Estate Capital Partners, Los Angeles, California, a subsidiary of Credit Suisse, a leading global banking firm. He has held that position since October 1999. Prior to joining DLJ Real Estate Capital Partners, Mr. Cavanaugh held positions with Deutsche Banc Alex Brown (where he founded and oversaw that firm's real estate investment banking effort on the West Coast), Goldman Sachs and Co. and LaSalle Partners. He has experience in investment banking, finance, real estate and risk management and qualifies as an audit committee financial expert. Mr. Cavanaugh holds a bachelor's degree, *cum laude*, in economics from the Wharton School of the University of Pennsylvania and a Masters of Business Administration degree from Harvard Business School.



CHARLES A. DAVIS, age 61, has been a Hershey director since November 2007. He chairs the Finance and Risk Management Committee and is a member of the Audit Committee and the Executive Committee. Mr. Davis is Chief Executive Officer of Stone Point Capital LLC, Greenwich, Connecticut, a global private equity firm. Mr. Davis has held that position since June 2005 when the firm was established. Prior to that, Mr. Davis was with MMC Capital, Inc., the private equity business of Marsh & McLennan Companies, Inc., serving as President from April 1998 to December 2002, Chief Executive Officer from January 1999 to May 2005 and Chairman from January 2002 to May 2005. He also served as a Vice Chairman of Marsh & McLennan Companies, Inc., a global professional services firm and the parent of MMC Capital, Inc., from September 1999 to May 2005. Prior to joining MMC Capital, Inc. in 1998, Mr. Davis was with Goldman, Sachs & Co. for twenty-three years where he served as head of Investment Banking Services worldwide, co-head of the Americas Group, head of the Financial Services Industry Group, a member of the International Executive Committee and a General Partner. He has experience in finance, investment banking, international business and real estate, in addition to having experience as a chief executive officer, and qualifies as an audit committee financial expert. Mr. Davis has been a director of AXIS Capital Holdings Limited since November 2001 and a director of The Progressive Corporation since October 1996. Mr. Davis was formerly a director of Merchants Bancshares, Inc., from June 1985 to February 2008. Mr. Davis holds a bachelor's degree from the University of Vermont and a Masters of Business Administration degree from Columbia University Graduate School of Business.



JAMES E. NEVELS, age 58, has been a Hershey director since 2007. He chairs the Governance Committee and the Executive Committee and is a member of the Compensation and Executive Organization Committee. Mr. Nevels was elected the non-executive Chairman of the Board of Directors of The Hershey Company effective February 16, 2009. Mr. Nevels is a director of Hershey Trust Company and the board of managers of Milton Hershey School. He is one of three representatives of the Milton Hershey School Trust serving on our Board. In addition to bringing to our Board the perspectives of the Milton Hershey School Trust, Mr. Nevels has extensive finance and leadership experience. He is Chairman of The Swarthmore Group, Philadelphia, Pennsylvania, a minority-owned investment-advisory firm, which he founded in 1991. In 2004, he was appointed by the President of the United States to the Advisory Committee to the Pension Benefit Guaranty Corporation, where he served a three-year term. In 2001, he was appointed by the Governor of Pennsylvania as Chairman of the Philadelphia School Reform Commission overseeing the turnaround of the Philadelphia School System, the eighth largest school district in the United States. Recently, he was appointed by the Federal Reserve Board of Governors to a two-year term on the board of directors of the Federal Reserve Bank of Philadelphia, beginning January 1, 2010. Mr. Nevels has been a director of Tasty Baking Company since May 2005. He holds a bachelor's degree, *cum laude* and Phi Beta Kappa, in political science and philosophy from Bucknell University, a Masters of Business Administration degree from the Wharton School of the University of Pennsylvania and a Juris Doctor degree from University of Pennsylvania Law School.



THOMAS J. RIDGE, age 64, has been a Hershey director since November 2007 and is a member of the Finance and Risk Management Committee and the Governance Committee. Mr. Ridge is President and Chief Executive Officer of Ridge Global, LLC, Washington, D.C., a global strategic consulting company. He has held that position since July 2006. From April 2005 to July 2006, he was President and Chief Executive Officer of Thomas Ridge LLC. From October 2001 to February 2005, Mr. Ridge was Secretary of the U.S. Department of Homeland Security. Prior to his service as Secretary of Homeland Security, he was Governor of Pennsylvania from 1995 to 2001. Mr. Ridge's background and experience have prepared him well for membership on our Board. As President and Chief Executive Officer of Ridge Global, he leads a team of international experts that helps businesses and governments address issues such as risk management, global trade security, technology integration and crisis management. As twice-elected Governor of Pennsylvania, he earned a reputation for high standards and results and championed issues such as health care and the environment. As Secretary of the Department of Homeland Security, he formed a new agency from 22 agencies employing more than 180,000 employees. Mr. Ridge has been a director of Exelon Corporation since May 2005, a director of Vonage since August 2005 and a director of Brightpoint Inc. since September 2009. He served as a director of Home Depot, Inc. from May 2005 to May 2007. Mr. Ridge holds a bachelor's degree, *cum laude*, from Harvard University and a Juris Doctor degree from The Dickinson School of Law.



DAVID L. SHEDLARZ, age 61, has been a Hershey director since August 2008. He chairs the Audit Committee and is a member of the Compensation and Executive Organization Committee, the Finance and Risk Management Committee and the Executive Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class. Mr. Shedlarz retired in December 2007 as Vice Chairman of Pfizer Inc., New York, New York, a pharmaceutical, consumer and animal products health company. He held that position from July 2005. From January 1999 to July 2005, he was Pfizer's Executive Vice President and Chief Financial Officer. Mr. Shedlarz spent the majority of his professional career with Pfizer, Inc. At the time of his retirement in 2007, Mr. Shedlarz was responsible for operations including animal health business, finance, accounting, strategic planning, business development, global sourcing, manufacturing, information systems and human resources. During his time at Pfizer, Mr. Shedlarz also gained extensive experience in international business. He qualifies as an audit committee financial expert. Mr. Shedlarz has been a director of Pitney Bowes, Inc. since May 2001 and a member of the Teachers Insurance and Annuity Association Board of Trustees since March 2007. Mr. Shedlarz holds a bachelor's degree in economics and mathematics from Oakland/Michigan State University and a Masters of Business Administration degree in finance and accounting from the New York University, Leonard N. Stern School of Business.



DAVID J. WEST, age 46, has been a Hershey director since October 2007 and was elected President and Chief Executive Officer of The Hershey Company, effective December 1, 2007. From October to November 2007, he was President of the Company; from January until October 2007, he was Executive Vice President, Chief Operating Officer; from January 2005 to January 2007, he was Senior Vice President, Chief Financial Officer and he continued to hold the position of Chief Financial Officer until July 2007 when his successor to that position was elected. He was Senior Vice President, Chief Customer Officer from June 2004 to January 2005 and was Senior Vice President, Sales from December 2002 to June 2004. As our President and Chief Executive Officer, Mr. West has a thorough and comprehensive knowledge of all aspects of the Company's business. During his time at Hershey, Mr. West has held leadership roles in many key areas of the business. He has extensive experience in finance, sales and marketing and has the benefit of having served as both a Chief Executive Officer and Chief Financial Officer of the Company. Prior to joining Hershey, Mr. West served as Senior Vice President, Chief Financial Officer, Nabisco Biscuit and Snacks Group, with responsibility for leading the financial function of Kraft Foods' biscuits, confections and snacks businesses. Mr. West has been a director of Tasty Baking Company since December 2003. He holds a bachelor's degree, *cum laude*, in business administration from Bucknell University.



LEROY S. ZIMMERMAN, age 75, has been a Hershey director since November 2007 and is a member of the Governance Committee and the Executive Committee. Mr. Zimmerman is Chairman of the Board of Hershey Trust Company and the board of managers of Milton Hershey School. He is one of three representatives of the Milton Hershey School Trust serving on our Board. In addition to bringing to our Board the perspectives of the Milton Hershey School Trust, Mr. Zimmerman brings extensive experience as a lawyer in the private practice of law and as the first-elected Attorney General of the Commonwealth of Pennsylvania. He is Senior Counsel, Eckert Seamans Cherin & Mellott, LLC, Pittsburgh, Pennsylvania, a regional full service law firm. He has held that position since January 2002. He has substantial trial and appellate court litigation experience in major complex cases and has significant government relations and regulatory law experience. Mr. Zimmerman was a director of Select Medical Corporation from October 1998 to February 2005. He holds a bachelor's degree from Villanova University and a Juris Doctor degree from The Dickinson School of Law.

What is the Board's recommendation for voting on Proposal No. 1?

The Board of Directors unanimously recommends that stockholders

vote **FOR** the nominees listed above.

AUDIT COMMITTEE REPORT

To Our Stockholders:

Our role as the Audit Committee of the Board of Directors is to prepare this report and to assist the Board in its oversight of:

- The integrity of the Company's financial statements;
- The Company's compliance with legal and regulatory requirements;
- The independent auditors' qualifications and independence; and
- The performance of the independent auditors and the Company's internal audit function.

Our Committee operates under a written charter that was last amended and restated by the Board on February 23, 2010. The charter may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Our duties as a Committee include overseeing the Company's management, internal auditors and independent auditors in their performance of the following functions, for which they are responsible:

Management

- Preparing the Company's financial statements;
- Establishing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of the Company's internal control over financial reporting.

Internal Audit Department

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing the Company's financial statements;
- Expressing an opinion about the financial statements' conformity with U.S. generally accepted accounting principles; and
- Annually auditing the effectiveness of the Company's internal control over financial reporting.

We meet periodically with management, the internal auditors and independent auditors, independently and collectively, to discuss the quality of the Company's financial reporting process and the adequacy and effectiveness of the Company's internal controls. Prior to the Company filing its Annual Report on Form 10-K for the year ended December 31, 2009, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent auditors;

- Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect;
- Received the written disclosures and the letter from the independent auditors in accordance with applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence; and
- Discussed with the independent auditors their independence from the Company.

We are not employees of the Company and are not performing the functions of auditors or accountants. We are not responsible as a Committee or individually to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. In carrying out our duties as Audit Committee members, we have relied on the information provided to us by management and the independent auditors. Consequently, we do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that the Company's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on our role and responsibilities as a Committee referred to above and in our charter, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on February 19, 2010.

Submitted by the Audit Committee of the Company's Board of Directors:

David L. Shedlarz, Chair
Robert F. Cavanaugh
Charles A. Davis

INFORMATION ABOUT OUR INDEPENDENT AUDITORS

Who are the Company's current independent auditors?

KPMG LLP, an independent registered public accounting firm, has audited the Company's financial statements since May 10, 2002.

What were KPMG LLP's fees for professional services to the Company in fiscal years 2008 and 2009?

KPMG LLP's fees were as follows:

For the Fiscal Year Ended December 31,	2009	2008
Audit Fees	$2,692,000	$2,572,000
Audit-Related Fees(1)	2,022,865	230,217
Tax Fees(2)	39,065	63,558
All Other Fees	—	—
Total Fees	$4,753,930	$2,865,775

(1) Fees associated primarily with the following services:

- In 2009, regulatory reporting and due diligence associated with a potential business acquisition and auditing of employee benefit plans.
- In 2008, auditing of employee benefit plans and securities offering procedures.

(2) Fees pertaining primarily to assistance with the preparation of tax returns for the Company's foreign subsidiaries.

What is the Audit Committee's policy regarding pre-approval of audit and non-audit services performed by the Company's independent auditors?

The Audit Committee pre-approves all audit and non-audit services performed by KPMG LLP. The Committee is authorized by its charter to delegate to one or more of its members the authority to pre-approve any audit or non-audit services, provided that the approval is presented to the Audit Committee at its next scheduled meeting.

The Audit Committee pre-approved all services provided by KPMG LLP in 2009.

PROPOSAL NO. 2 – APPOINTMENT OF INDEPENDENT AUDITORS

What is the Board proposing?

The Board is proposing that you ratify the Audit Committee's appointment of KPMG LLP as the Company's independent auditors for 2010. The Audit Committee and the Board consider KPMG LLP to be well-qualified for that role.

Is stockholder ratification necessary or required?

The Audit Committee is not required to obtain stockholder ratification of its appointment of KPMG LLP. However, the Audit Committee recommended to the Board that stockholders be given the opportunity to vote on KPMG LLP's appointment at the annual meeting.

What will happen if the appointment of KPMG LLP is not ratified by the stockholders?

If stockholders do not ratify the appointment of KPMG LLP as the Company's independent auditors for 2010, the Audit Committee will reconsider its appointment.

How many votes will be required for ratification?

KPMG LLP's appointment as the Company's independent auditors for 2010 will be considered ratified if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

Will representatives of KPMG LLP attend the annual meeting?

Representatives of KPMG LLP will attend the annual meeting, will have the opportunity to make a statement, if they so desire, and will respond to questions.

What is the Board's recommendation for voting on Proposal No. 2?

The Board of Directors unanimously recommends that stockholders vote **FOR** Proposal No. 2.

OWNERSHIP OF THE COMPANY'S SECURITIES

When are shares "beneficially owned"?

Shares are beneficially owned when a person has voting or investment power over the shares or the right to acquire voting or investment power within 60 days. Voting power is the power to vote the shares. Investment power is the power to direct the sale or other disposition of the shares.

What information is presented in the following table?

This table shows the number of Company shares beneficially owned by:

- Stockholders who we believe owned more than 5% of our outstanding Common Stock or Class B Common Stock, as of the dates indicated; and
- Our directors, the executive officers named in the Summary Compensation Table on page 62 (we refer to these officers as "named executive officers"), and all directors and executive officers as a group, as of March 8, 2010.

Unless we have indicated otherwise in a footnote, the individuals and entities listed in the table have sole voting and investment power over the shares listed.

Holder	Common Stock[1]	Exercisable Stock Options[2]	Percent of Common Stock[3]	Class B Common Stock	Percent of Class B Common Stock[4]
Milton Hershey School Trust[5] Founders Hall Hershey, PA 17033 Hershey Trust Company[5] 100 Mansion Road Hershey, PA 17033	12,513,321	—	7.5	60,612,012	99.8
Hershey Trust Company[6]	702,426	—	**	—	—
BlackRock, Inc.[7] 40 East 52nd Street New York, NY 10022	10,701,122	—	6.4	—	—
Capital World Investors[8] 333 South Hope Street, 55th Floor Los Angeles, CA 90071	8,847,500	—	5.3	—	—
T. Rowe Price Associates, Inc.[9] 100 East Pratt Street Baltimore, MD 21202	12,205,457	—	7.3	—	—
Humberto P. Alfonso	13,448	76,040	**	—	—
Pamela M. Arway*[10]	200	—	**	—	—
John P. Bilbrey	16,092	161,892	**	—	—
Robert F. Cavanaugh*	1,000	—	**	—	—
Charles A. Davis*	5,413	—	**	—	—
James E. Nevels*	7,933	—	**	—	—
Terence L. O'Day	—	18,826	**	—	—
Thomas J. Ridge*	—	—	**	—	—
David L. Shedlarz*	2,898	—	**	—	—
Burton H. Snyder	28,818	138,720	**	—	—
David J. West*	68,406	474,930	**	—	—
LeRoy S. Zimmerman*	—	—	**	—	—
All directors and executive officers as a group (19 persons)	205,325	1,370,398	**	—	—

* Current director or nominee

** Less than 1%

(1) Amounts listed for executive officers include shares of Common Stock allocated by the Company to the officer's account in The Hershey Company 401(k) Plan under section 401(k) of the Internal Revenue Code. Amounts listed also include the following restricted stock units that will vest within 60 days of March 8, 2010 and for which the holder has requested immediate payment:

- RSUs held by directors:

Charles A. Davis	883
James E. Nevels	883
David L. Shedlarz	883

Amounts listed also include shares for which certain of the directors, nominees for director and named executive officers share voting and/or investment power with one or more other persons as follows: Mr. Alfonso, 13,353 shares owned jointly with his spouse; Ms. Arway, 200 shares owned jointly with her spouse; Mr. Bilbrey, 15,802 shares owned jointly with his spouse; Mr. Cavanaugh, 1,000 shares owned jointly with his spouse; Mr. Nevels, 5,675 shares owned jointly with his spouse and 1,374 shares owned jointly with another individual; and Mr. West, 67,508 shares held in a revocable trust for the benefit of family members for which Mr. West is trustee.

(2) This column reflects stock options that were exercisable by the named executive officers and the executive officers as a group on March 8, 2010, as well as the following stock options that will become exercisable within 60 days of March 8, 2010:

- Stock options held by the named executive officers:

David J. West	14,062
Humberto P. Alfonso	3,700
John P. Bilbrey	6,187
Burton H. Snyder	5,637

- 34,180 stock options held, in the aggregate, by six executive officers who are not named executive officers.

(3) Based upon 166,182,457 shares of Common Stock outstanding on March 8, 2010, unless indicated otherwise in a footnote.

(4) Based upon 60,708,908 shares of Class B Common Stock outstanding on March 8, 2010.

(5) Reflects stockholdings as of March 8, 2010. The Milton Hershey School Trust has the right at any time to convert its Class B Common Stock shares into Common Stock shares on a share-for-share basis. If on March 8, 2010, the Milton Hershey School Trust converted all of its Class B Common Stock shares to Common Stock, Hershey Trust Company, in its capacity as trustee for the Milton Hershey School Trust, would own beneficially 73,125,333 shares of our Common Stock (12,513,321 Common Stock shares plus 60,612,012 converted Class B Common Stock shares), or 32.2% of the 226,794,469 shares of Common Stock outstanding following the conversion (calculated as 166,182,457 Common Stock shares outstanding prior to the conversion plus 60,612,012 converted Class B Common Stock shares). For more information about the Milton Hershey School Trust, Hershey Trust Company and the voting of these securities, please turn to page 41.

(6) Reflects stockholdings as of March 8, 2010. Please turn to page 41 for more information about shares of Common Stock held by Hershey Trust Company in its capacity as institutional fiduciary for estates and trusts unrelated to the Milton Hershey School Trust and as investments.

(7) Information regarding BlackRock, Inc. and its beneficial holdings was obtained from a Schedule 13G filed with the SEC on January 29, 2010. The filing indicated that, as of December 31, 2009, BlackRock, Inc. had sole voting and investment power over 10,701,122 shares of Common Stock. The filing indicated that BlackRock, Inc. is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) and that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, our Common Stock.

(8) Information regarding Capital World Investors and its beneficial holdings was obtained from a Schedule 13G/A filed with the SEC on February 11, 2010. The filing indicated that, as of December 31, 2009, Capital World Investors had sole voting power over 26,500 shares, and sole investment power over 8,847,500 shares, of Common Stock. Capital World Investors disclaimed beneficial ownership over these shares on the basis that it is a beneficial holder solely because its affiliate, Capital Research and Management Company, acts as an investment advisor and manages equity assets for various investment companies.

(9) Information regarding T. Rowe Price Associates, Inc. and its beneficial holdings was obtained from a Schedule 13G/A filed with the SEC on February 12, 2010. The filing indicated that, as of December 31, 2009, T. Rowe Price Associates, Inc. had

sole voting power over 2,856,735 shares, and sole investment power over 12,205,457 shares, of Common Stock. The filing indicated that these securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment advisor with power to direct investments and/or sole power to vote the securities.

(10) Ms. Arway is standing for election as a director for the first time at the 2010 annual meeting.

Do the directors and named executive officers listed in the beneficial ownership table above hold additional Company securities not reflected in that table?

Our directors and named executive officers hold certain Company securities not reflected in the beneficial ownership table above. We are not permitted to show these securities in the beneficial ownership table because they will not convert, or cannot be converted, to actual shares of Common Stock over which the holder will have voting or investment power within 60 days of our March 8, 2010 record date. These securities include:

- Certain unvested RSUs or deferred common stock units held by our directors and executive officers; and
- Certain unvested stock options held by our executive officers.

We have added the table below to show these holdings by our directors and named executive officers as of March 8, 2010. You can find additional information about RSUs and deferred common stock units held by directors in the Director Compensation section beginning on page 23. You also can find additional information about stock options, RSUs and deferred common stock units held by the named executive officers in the Executive Compensation section beginning on page 43.

Holder	Shares Underlying Common Stock Units Not Beneficially Owned[1]	Shares Underlying Stock Options Not Beneficially Owned
Humberto P. Alfonso	12,506	175,500
Pamela M. Arway*	—	—
John P. Bilbrey	32,721	219,908
Robert F. Cavanaugh*	25,358	—
Charles A. Davis*	2,449	—
James E. Nevels*	2,449	—
Terence L. O'Day	—	123,809
Thomas J. Ridge*	12,417	—
David L. Shedlarz*	2,449	—
Burton H. Snyder	5,000	133,935
David J. West*	—	658,000
LeRoy S. Zimmerman*	12,639	—

* Current director or nominee

(1) Common stock units not beneficially owned include the following:

- Unvested restricted stock units, or RSUs, granted on or before March 8, 2010 to the named executive officers under the Incentive Plan;
- Unvested RSUs granted on or before March 8, 2010 to our directors under the Directors' Compensation Plan or the Incentive Plan;
- Common stock units deferred by the named executive officers under the Company's Deferred Compensation Plan; and
- Common stock units deferred by the directors under the Directors' Compensation Plan.

What is the Milton Hershey School Trust?

In 1909, Milton S. and Catherine S. Hershey established a trust (the "Milton Hershey School Trust") having as its sole beneficiary Milton Hershey School, a non-profit school for the full-time care and education of disadvantaged children located in Hershey, Pennsylvania. Hershey Trust Company, a state-chartered trust company, is trustee of the Milton Hershey School Trust.

What is the relationship of the Milton Hershey School Trust and Hershey Trust Company to The Hershey Company?

The Milton Hershey School Trust is our controlling stockholder. It will have the right to cast 7.5% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 80% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together. The board of directors of Hershey Trust Company, with the approval of the board of managers (governing body) of Milton Hershey School, decides how funds held by the Milton Hershey School Trust will be invested. The board of directors of Hershey Trust Company decides how shares of The Hershey Company held by the Milton Hershey School Trust will be voted.

As of the record date, Hershey Trust Company also held 313,426 shares of our Common Stock in its capacity as institutional fiduciary for 102 estates and trusts unrelated to the Milton Hershey School Trust. Hershey Trust Company also held 389,000 shares of our Common Stock as investments on that date. The board of directors or management of Hershey Trust Company decides how these shares will be invested and voted.

In all, Hershey Trust Company, as trustee for the Milton Hershey School Trust, as fiduciary for the individual estates and trusts noted above, and as direct owner of investment shares, will be entitled to vote 13,215,747 shares of our Common Stock and 60,612,012 shares of our Class B Common Stock at the annual meeting. Stated in terms of voting power, Hershey Trust Company will have the right to cast 8% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 80% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together at the annual meeting.

Our certificate of incorporation contains the following important provisions regarding Class B Common Stock and the Milton Hershey School Trust's ownership of that stock:

- All holders of Class B Common Stock, including the Milton Hershey School Trust, may convert any of their Class B Common Stock shares into shares of our Common Stock at any time on a share-for-share basis.
- All shares of Class B Common Stock will automatically be converted to shares of Common Stock on a share-for-share basis if the Milton Hershey School Trust ceases to hold more than 50% of the total Class B Common Stock shares outstanding and at least 15% of the total Common Stock and Class B Common Stock shares outstanding.
- We must obtain the approval of the Milton Hershey School Trust before we issue any Common Stock or take any other action that would deprive the Milton Hershey School Trust of the ability to cast a majority of the votes on any matter where the Class B Common Stock is entitled to vote, either separately as a class or together with any other class.

What is the governance structure of Milton Hershey School and Hershey Trust Company?

All of the outstanding shares of Hershey Trust Company are owned by the Milton Hershey School Trust. The members of the board of managers of Milton Hershey School are appointed by and from the board of directors of Hershey Trust Company. There are eight members of the board of directors of Hershey Trust Company. There are eight members of the board of managers of Milton Hershey School. Robert F. Cavanaugh, James E. Nevels and LeRoy S. Zimmerman, each a director of our Company, are members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School. Directors of Hershey Trust Company and members of the Milton Hershey School board of managers individually are not considered to be beneficial owners of the shares of Hershey Common Stock and Class B Common Stock held by the Milton Hershey School Trust.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and provides information and analysis of decisions we made concerning the compensation of Hershey's executive officers. This information describes the process and considerations on which compensation is awarded to and earned by our executive officers and provides perspective on the tables and narrative that follow.

What material factors or events affected the executive compensation process and decision-making regarding 2009 compensation? What was the response to those factors and events?

During 2009 we continued our brand-building initiatives from 2008 and the transformation of our operations and organization that began in 2007. We made significant progress in implementing our consumer-driven demand model, significantly increased levels of investment in advertising and promoting our brands and strengthened Hershey's leadership position in the marketplace. We also successfully rolled out our "One Hershey Incentive Program" and its focus on unifying employees globally with respect to Company-wide financial performance and Hershey Values. All of these efforts resulted in strong financial performance.

- During 2008, the Compensation and Executive Organization Committee of our Board, which we refer to in this section as the Committee, engaged Mercer (US) Inc., or Mercer, to serve as compensation consultant to the Committee and to work with management with respect to our executive and Board compensation programs. Throughout the latter half of 2008, with the assistance of Mercer, the Committee and management reviewed our executive compensation programs, including the design of our annual incentive program and equity award programs in light of market trends, our updated strategic focus and outlook, and the peer groups used for benchmarking compensation and performance. In early 2009, we launched redesigned performance management and compensation programs to ensure alignment of our executives and all employees with our Company's strategic goals and values.
- In January 2009, we announced projected 2009 performance that would reflect net sales growth in a range of 2% to 3%. We also announced our expectation that 2009 "adjusted earnings per share-diluted," which we define as diluted earnings per share of our Common Stock excluding adjustments as described beginning on page 19 of the 2009 Annual Report to Stockholders that accompanies this proxy statement, would increase from 2008, but the amount of increase would be below our long-term objective for growth of 6% to 8%. We used these expectations in establishing the performance goals for our annual incentive program for 2009, the One Hershey Incentive Program, and contingent target performance stock unit, or PSU, awards made in February 2009. We also incorporated an ability for the Committee to exercise discretion to reduce or increase year-end funding levels for the One Hershey Incentive Program to enable the Committee to assess the quality of results and adjust the final awards based on the Committee's evaluation of how difficult it was, given unexpected events, to achieve the actual financial results.
- During 2009, we experienced strong core brand growth and increased performance in the retail channels due to our focus on brand-building and our marketing and advertising investments. We also secured productivity gains from our global supply chain transformation program and execution of our operating plan. Excluding the impact of acquisitions, this success translated into net sales growth of 3%, adjusted earnings per

share-diluted of $2.16 and over $750 million of operating cash flow. This performance was well above the targets we established at the beginning of the year. As a result, above-target annual bonuses under the One Hershey Incentive Program were earned by our CEO and all other executive officers for 2009.

- Despite above-target results for 2009, due to the significant shortfall in results in 2007, no PSU payments were made to any of our senior executives under our long-term incentive program for the 2007-2009 performance cycle. However, the combination of our 2008 and 2009 performance did result in a payment for PSUs awarded under the special two-year 2008-2009 performance cycle.
- As part of its on-going review of the Company's compensation programs, the Committee evaluated the Company's programs which provide benefits for executive officers and employees in the event of severance or a change in control. As a result of this review, the Committee approved modifications to our severance and change in control benefits.

Additional information and analysis regarding these events and actions is provided in the series of questions and answers below.

Who is responsible for our decision-making concerning executive compensation?

The Committee has primary responsibility for decision-making concerning executive compensation. Our CEO's compensation is approved by the independent members of the Board of Directors based on recommendations of the Committee.

What are the objectives of the Company's executive compensation program?

We seek to create a strong alignment between Hershey's executive officers and its stockholders. We use our compensation programs to support the Company's business strategies, which aim to build stockholder value over the long term. We do this by:

- Considering industry-specific and broader market practices to establish pay levels that attract, retain and motivate executive talent;
- Tying a significant portion of executive compensation to overall Company performance;
- Setting individual goals for executives that support the Company's overall goals and strategies, and linking the executives' compensation to those measures;
- Using our Common Stock for long-term incentive compensation to tie a significant amount of the executive officers' total compensation to the market value of our Common Stock; and
- Requiring stock ownership by all executives.

These actions are described in the discussion that follows.

What is the Company's executive compensation program designed to reward?

We reward results. We link a significant amount of our executive officers' pay to achievement of our financial goals. We use stock options, PSUs and restricted stock units, or RSUs, for long-term compensation. If we achieve strong financial performance relative to our goals and our stock price appreciates, our executives will earn significant rewards. If our stock price lags, compensation under these equity programs will be lower or eliminated. If our annual financial performance falls below our annual target goals, our executives do not receive awards at target and may not receive any award at all.

We also reward individual performance and expect our executives to demonstrate the Hershey Values. Achievement of individual performance objectives is considered in the determination of base salary and annual incentive compensation. Based on management's recommendation, we incorporated a values modifier in the One Hershey Incentive Program to reinforce the expectation that our executive officers and salaried employees globally, consistently demonstrate the Hershey Values. The Company values upon which all employees, including our executive officers, are evaluated support our mission of "Bringing sweet moments of Hershey happiness to the world every day." One Hershey Incentive Program award payments are decreased by 10% for executive officers reporting to Mr. West who do not demonstrate the Hershey Values. We believe our redesigned performance management and compensation programs better align all of our employees with respect to Company performance which brings increased value to our stockholders.

What process does the Committee follow to implement the executive compensation program? How does the Committee use benchmarking in its decision-making?

The Committee operates under a charter approved by the Board of Directors and carries out the responsibilities outlined on pages 17 through 18. The Committee receives studies, reports and other information from its consultant, input from our CEO, and input and assistance from our Chief People Officer and the staff of the Company's Global Total Rewards Department. The Committee uses this information in making decisions and conducting its annual review of the Company's executive compensation program.

For 2009, the annual compensation review included an analysis of survey data compiled by Mercer, comparing the Company's levels of executive compensation against a peer group of 41 consumer products companies and general industry companies in Mercer's compensation database that we call the Consumer Products Group peer group, or CPG peer group. We use this broad survey data because it provides us with industry-specific information regarding competitive pay levels not only for our executive officers, but also for employees throughout the organization. We use this information to assess, or benchmark, our compensation levels to those offered by other companies. A list of these companies appears on the following page. At $5.1 billion for 2008, the Company's revenues were slightly below the median revenues of the CPG peer group of $5.3 billion. Therefore, Mercer utilized regression analysis to adjust the CPG peer group compensation data for this difference.

In addition to the size-adjusted CPG peer group survey data, Mercer also provided the Committee with an analysis of the financial performance and compensation data for 14 food, beverage and consumer products companies. We refer to this smaller group as our "financial peer group." We use this group primarily for assessing our Company's financial performance against the food, beverage and consumer products industry. These companies also represent a more focused set of companies with which we compete for executive talent. Companies in the 2009 financial peer group had a median revenue of $9 billion.

To increase the effectiveness of the financial peer group as a reference for measuring the Company's financial results, Mercer recommended, and the Committee agreed, to change the financial peer group for 2009 by adding consumer product companies with revenues similar in amount to the Company (Del Monte Foods Company, Dr Pepper Snapple Group, Inc., Hormel Foods Company, The J. M. Smucker Company, McCormick & Company, Incorporated and Molson Coors Brewing Company), while removing companies substantially larger than the Company (The Coca-Cola Company, PepsiCo, Inc. and The Procter & Gamble Company), those being acquired (Anheuser-Busch Companies, Inc. and Wm. Wrigley Jr. Company), and companies that do not produce or manufacture food or beverage products (Colgate-Palmolive Company and The Clorox Company).

Since the companies in the financial peer group are generally larger than Hershey in terms of revenue, the compensation data for this group are used as secondary reference points for purposes of assessing Hershey's compensation levels for our executive officers. We do not size-adjust the data because we use the data to assess the actual compensation levels available at the financial peer group companies.

Mercer provided the Committee and Company with a report summarizing executive compensation levels at the size-adjusted 25th, 50th and 75th percentile of the CPG peer group and of the financial peer group. We compared the target compensation we set for our executive officers against these "benchmarks." The Committee also received an analysis from Mercer comparing the target total cash compensation (base salary plus target annual incentive) and target total direct compensation (base salary plus target annual incentive plus value of long-term incentives) for each of the executive officers against these benchmarks. For retention and competitive considerations, the Company targets each executive officer's target total cash compensation and target total direct compensation levels to fall within the range of the size-adjusted 50th and 75th percentile of the CPG peer group data for his or her position. The Committee's final determinations with respect to base salary, target annual incentive compensation and target long-term incentive compensation reflect consideration of the Company's and executive officer's performance, internal comparisons and other factors. The amount the executive officer receives depends upon actual Company and individual performance.

Companies included in the 2009 CPG peer group are as follows:

Anheuser-Busch Companies, Inc.	International Dairy Queen, Inc.	S. C. Johnson & Son, Inc.
Arby's Restaurant Group, Inc.	Interstate Bakeries Corporation	Sara Lee Corporation
Bob Evans Farms, Inc.	Jack in the Box Inc.	Smithfield Foods, Inc.
Burger King Holdings, Inc.	Kellogg Company	The Coca-Cola Company
California Pizza Kitchen, Inc.	Kimberly-Clark Corporation	The Estée Lauder Companies Inc.
Chiquita Brands International, Inc.	Land O'Lakes, Inc.	The Schwan Food Company
Colgate-Palmolive Company	Mars North America	Tyson Foods, Inc.
ConAgra Foods, Inc.	McDonald's Corporation	Unilever United States, Inc.
Darden Restaurants, Inc.	Nestlé USA, Inc.	Welch Foods Inc.
Del Monte Foods Company	Pernod Ricard USA, LLC	Wells' Dairy, Inc.
Dunkin' Brands, Inc.	Ralcorp Holdings, Inc.	Wendy's International, Inc.
Energizer Holdings, Inc.	Reckitt Benckiser, Inc.	Wm. Wrigley Jr. Company
Farmland Foods, Inc.	Reynolds American Inc.	Yum! Brands, Inc.
H.J. Heinz Company	Rich Products Corporation	

Companies included in the 2009 financial peer group are as follows:

Cadbury plc	General Mills, Inc.	McCormick & Company, Incorporated
Campbell Soup Company	H.J. Heinz Company	Molson Coors Brewing Company
Dean Foods Company	Hormel Foods Corporation	Sara Lee Corporation
Del Monte Foods Company	Kellogg Company	The J. M. Smucker Company
Dr Pepper Snapple Group, Inc.	Kraft Foods Inc.	

What other information does the Committee consider when making executive compensation decisions?

In addition to survey and other data relating to the competitive landscape, the Committee also receives and considers compensation-related information relating to the CEO and each member of the senior leadership team. Much of this information is reflected on pages 62 through 83 of this proxy statement.

During 2009, the Committee received detailed tally sheets prepared by management and reviewed by Mercer. Each tally sheet captures comprehensive compensation, benefits and stock ownership data for each member of the senior executive team, including the CEO. The tally sheets provide the Committee with a complete picture of each executive's current and projected compensation and the amount of each element of compensation or other benefit the executive would receive in the event of termination, retirement, disability or death. The Committee considers this information, as well as the benchmark information, when making compensation decisions.

Do costs and tax rules play a role?

An important factor in the Committee's deliberations is the anticipated cost of the various components of executive compensation. Accounting treatment is also taken into consideration in the design and implementation of the annual and long-term incentive programs.

Section 162(m) of the Internal Revenue Code (Code) limits the Company's ability to deduct certain compensation in excess of $1 million paid to our CEO or to other named executive officers. This limitation does not apply to compensation that qualifies under applicable regulations as "performance-based." The Committee has considered the effect of section 162(m) on the Company's executive compensation program. It is the Committee's opinion that, in administering the "performance-based" components of the Company's executive compensation program (the annual incentive program, stock options and PSUs described below), it will attempt to satisfy the requirements for deductibility under section 162(m). However, the Committee is authorized to exercise discretion in determining payments in relation to levels of achievement of performance goals and believes that the total compensation program for executive officers should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, some compensation may exceed the limitations or not meet the requirements for deductibility under section 162(m).

Section 409A of the Code prescribes certain rules and limitations upon the operation of our deferred incentive and other compensation plans. Failure to comply with these rules could subject participants in those plans and programs to additional income tax and interest penalties. During 2008, we updated our plans and programs to the extent we believed necessary for compliance with section 409A, based on rules and interpretations relating to section 409A as published through the end of the year.

What role does the Committee have with respect to incentive programs and the compensation of employees beyond the executive officers?

The Committee reviews and approves the design of various incentive programs maintained throughout the Company and total incentive awards, if any, paid out under those programs. In some instances, the incentive programs are extensions of the annual or long-term incentive programs in which the executive officers participate. All salaried employees globally participate in the One Hershey Incentive Program and hourly employees in our manufacturing facilities participate in a Manufacturing Incentive Program or Quality Retention Program. For 2009, in keeping with our "One Hershey" focus each of these incentive programs included performance metrics tied to Company-wide financial performance. These programs also placed significant emphasis on customer, production, quality and safety measures.

What are the individual components of the executive compensation program and why does the Company choose to pay them?

Our executive compensation program includes three key components: base salary and benefits, an annual cash incentive program and a long-term incentive program consisting of stock-based awards. The total compensation package provided by the Company (including pension benefits, supplemental retirement benefits and other benefits) is considered by the Committee when determining each component of an executive officer's compensation.

Base salary and related benefits are the foundation of the overall pay package. We set base salaries and establish benefit programs primarily to attract and retain executives with proven skills and leadership abilities that will enable us to be successful. Annual and long-term incentives – variable or "at-risk" pay – play an important role in motivating executive performance and in aligning executive pay opportunities with the interests of stockholders. The variable or at-risk elements are designed to reward the achievement of both short- and long-term goals. The long-term incentives link a significant portion of each executive officer's total compensation directly to long-term Company performance versus internal objectives, to individual performance evaluations, and to relative total stockholder return. At the executive officer level, at-risk pay often will represent 60% to 80% of the executive's total target compensation.

How are base salaries determined?

We set the initial base salary for a new executive officer based upon an evaluation of his or her responsibilities and experience, as well as upon the salaries paid by other companies for comparable executive talent and the base salary necessary to recruit the individual to Hershey. We apply a similar approach when adjusting an executive's base salary in response to a promotion or significant change in job responsibilities.

Salary reviews for incumbent officers are generally conducted at the beginning of each year. The officer's base salary is benchmarked against the range of the 50th to 75th percentile of the base salary level for the comparable position at the companies in our size-adjusted CPG peer group. Base salary adjustments, if any, are made after considering peer group comparisons, Company performance against financial goals and individual executive performance as evaluated by the Committee and independent members of the Board, in the case of our CEO, or by the CEO in the case of other members of the leadership team. If an executive officer has responsibility for a particular business unit, the business unit's financial results also will be strongly considered.

Each executive officer's base salary has been targeted to be at the 50th percentile level of his or her counterparts in the size-adjusted CPG peer group. In anticipation of increases in our cost structure caused by continuing volatility in commodities and the uncertainties in the broader global economy in 2009, Mr. West and the executives reporting directly to him, collectively recommended to the Committee that they be given no merit increases for 2009. The Committee concurred with this recommendation and approved no base salary increase for Messrs. Alfonso, Bilbrey, O'Day and Snyder for 2009. The adjustment made to Mr. Bilbrey's base salary in mid-2008 resulted in a difference in his annual base salary for 2008 versus 2009, as reported in Column (c) of the Summary Compensation Table on page 62. Based upon the recommendation of the Committee, the independent directors of the Board approved continuing Mr. West's 2009 base salary at the same level as 2008. See Column (c) of the Summary Compensation Table for information regarding the base salary earned by each of our named executive officers during 2009.

How is the Company's annual incentive program designed? How are target annual incentive amounts and required performance goals established?

Our executive officers, as well as all other salaried employees globally, are eligible to receive an annual cash incentive award under the annual incentive program, which we refer to as the One Hershey Incentive Program, of the stockholder-approved Equity and Incentive Compensation Plan, which we refer to in this section as the EICP or Incentive Plan.

Our philosophy in setting One Hershey Incentive Program objectives is to link, where appropriate, the executive's payout opportunity directly to measures he or she can affect most directly. Our CEO and all executive officers reporting directly to him (including the named executive officers) have common financial objectives tied to total Company performance consistent with their responsibility to manage the entire Company and not specific business units. The Committee emphasizes a limited number of goals to better focus actions on identified, strategic business objectives. Performance targets are established in the context of our announced expectations for financial performance, prior year results and market conditions. Little or no incentive compensation is payable for missing targets, and an appropriate degree of upside is included to motivate and reward above-target performance.

In 2009, participating executive officers were eligible to earn individual One Hershey Incentive Program awards, expressed as a percentage of base salary, based on attainment of Company and, except for Mr. West, individual performance objectives. The percentages for meeting target performance levels were 70% for Mr. Alfonso, 75% for Mr. Bilbrey, 60% for Messrs. O'Day and Snyder, and 100% for Mr. West. In determining the target percentage for each of the executive officers, the Committee compared the level of total target cash compensation (base salary and target One Hershey Incentive Program percentage) to the benchmark range of the size-adjusted 50th to 75th percentile level of his or her counterparts in the CPG peer group.

The final award earned under the One Hershey Incentive Program by participating executive officers, with the exception of Mr. West, is determined by multiplying the executive officer's base salary, the applicable target percentage, and performance scores ranging from 0% to 200% based on Company and individual performance against the established performance goals. The Company performance goals are established at the beginning of each year by the Committee. Individual performance goals are also established at that time. If performance scores exceed the objectives, an individual executive officer might receive more than his or her target percentage and, if scores are below target, the executive's One Hershey Incentive Program payout will be below his or her target percentage, subject to no award if performance is below threshold levels.

In establishing the 2009 One Hershey Incentive Program, the Committee approved changes to the design of the annual incentive program for executive officers with the exception of Mr. West. Under the One Hershey Incentive Program, a portion of each executive officer's incentive award payment is based upon achievement of individual Strategic Bonus Goals in addition to the achievement of Company financial metrics. For executive officers, the weighting of Company financial performance metrics accounts for 75% of their target award under the program. The remaining 25% of the target award was based upon individual performance toward achievement of up to five Strategic Bonus Goals. The Committee recommended and the independent directors approved no changes to the structure of Mr. West's 2009 annual incentive target award. The Committee determined Mr. West's annual incentive should continue to be based entirely upon the achievement of Company financial results. Under the One Hershey Incentive Program, the funds allocated for payment of the component of the annual incentive program awards for 2009 for all employees excluding Mr. West, based upon the Company's financial performance metrics were subject to increase or decrease up to 30% based upon the Committee's discretion. The Committee retained the flexibility to reduce or increase One Hershey Incentive Program funding levels based on the quality of results achieved and adjust final awards based on the Committee's evaluation of how difficult it was, given unexpected events, to achieve the actual financial results. Based upon the recommendation of the Committee, the independent directors of the Board provided that funds allocated for payment of Mr. West's bonus could be increased or decreased up to 30% based upon the discretion of the independent directors of the Board. The maximum performance score for our executive officers without adjustment to the Company financial performance score for 2009 was 200%. The maximum performance scoring for the executive officers (other than Mr. West) and for Mr. West in the event the Committee or independent members of the Board made a maximum adjustment to the Company financial performance score was 245% and 260% respectively.

The Committee also approved the inclusion of a values modifier in the One Hershey Incentive Program award calculations for executive officers, excluding Mr. West. One Hershey Incentive Program award payments for 2009, if any, were subject to a 10% reduction for any executive officer judged to need to improve upon his or her adherence to the Hershey Values. In 2009, all of the executives reporting to Mr. West, including all of the named executive officers, demonstrated the Hershey Values. Therefore, no reduction for the values modifier was made to the 2009 One Hershey Incentive Program awards for any of the executives reporting to Mr. West.

What were the performance targets under the 2009 One Hershey Incentive Program? Were they achieved? What were the final One Hershey Incentive Program awards for 2009?

The Committee determined that the financial performance metrics for our executive officers' One Hershey Incentive Program awards should be consistent with our "pay for performance" compensation philosophy. The corporate performance objectives for 2009 One Hershey Incentive Program participants were centered around the following targets: adjusted earnings per share-diluted of $1.94 (weighted 40%), consolidated net sales of $5.24 billion (weighted 40%) and operating cash flow of $587 million (weighted 20%). The targets were based on the Company's 2009 business plan and goals, which called for adjusted earnings per share-diluted of $1.88 to $2.00 and net sales growth of 2% to 3%. Operating cash flow replaced free cash flow as a metric. Free cash flow is defined as cash from operations, excluding cash flows associated with derivative instruments, less capital expenditures and dividends. Operating cash flow is defined as the average of cash from operations less pension contributions and commodities hedging transactions, measured in five 12-month periods ending on December 31, 2008, April 5, 2009, July 5, 2009, October 4, 2009 and December 31, 2009. The Committee made the change to reinforce continued emphasis on working capital improvement and cash required for capital investments in 2009, including those associated with its global supply chain transformation program.

Excluding the impact of acquisitions that were not included in the performance goals established at the start of 2009 for the One Hershey Incentive Program, our financial performance during 2009 was $2.16 adjusted earnings per share-diluted, consolidated net sales of $5.29 billion and operating cash flow of $756.3 million. This resulted in a combined Company financial performance score of 167.98% against the established performance goals. Based on these results, the Committee recommended to the independent directors as a group that Mr. West's 2009 One Hershey Incentive Program award be approved at $2,267,730, reflecting a full 30% Company financial performance adjustment in recognition of Mr. West's leadership in the achievement of earnings and cash flow well above maximum expectations, while devoting significant time and effort examining and evaluating potential merger and acquisition transactions. The independent directors approved the Committee's recommendation.

The award under the One Hershey Incentive Program for the other named executive officers was based 75% on the Company performance score with the remainder of the award determined by individual performance ratings based on attainment of individual Strategic Bonus Goals and adherence to the Hershey Values. In February 2009, individual Strategic Bonus Goals and weightings were approved by Mr. West for each of the named executive officers based on the officer's strategic objectives for 2009. Following the close of 2009, Mr. West provided the Committee with his assessment and scoring of each named executive officer's performance relative to these performance goals and the officer's demonstration of the Hershey Values.

For Mr. Alfonso, our Senior Vice President, Chief Financial Officer, the individual performance goals focused on enhancing financial forecasting and planning, implementing certain financial process improvements, safeguarding the Company's credit rating, improving cost reduction processes and enterprise risk management. Based on Mr. Alfonso's effort and achievement in the areas of cash management, enterprise risk management and financial process improvements, he was awarded an individual performance score of 130%. Based on the 75% weighting of the Company financial score and the 25% weighting of his individual performance score, the Committee approved a 2009 One Hershey Incentive Program award for Mr. Alfonso of 158% of his One Hershey Incentive Program target.

For Mr. Bilbrey, our Senior Vice President, President Hershey North America, the individual performance goals centered on delivery of the 2009 North American financial plan, achievement of pricing levels, focus on strategic growth brands, optimizing direct marketing expense and leveraging organization capabilities. Based on Mr. Bilbrey's effort and achievement in the areas of sales growth, price conversion and strategic brand development, he was awarded an individual performance score of 160%. Based on the 75% weighting of the Company financial score and the 25% weighting of his individual performance score, the Committee approved a 2009 One Hershey Incentive Program award for Mr. Bilbrey of 166% of his One Hershey Incentive Program target.

For Mr. O'Day, our Senior Vice President, Global Operations, the individual performance goals centered on improving the supply chain network, consistent product quality and safety throughout the global network, delivery of global product plan, enhancing effectiveness of global operations and personnel management. Based on Mr. O'Day's effort and achievement in the areas of customer service, completion of the global supply chain transformation program and process improvements, he was awarded an individual performance score of 150%. Based on the 75% weighting of the Company financial score and the 25% weighting of his individual performance score, the Committee approved a 2009 One Hershey Incentive Program award for Mr. O'Day of 163% of his One Hershey Incentive Program target.

For Mr. Snyder, our Senior Vice President, General Counsel and Secretary, the individual performance goals centered on legal support for strategic initiatives, litigation risk management, electronic discovery, risk management and special projects. Based on Mr. Snyder's effort and achievement in the areas of legal support of the Company's strategic business initiatives and his work in 2009 on Board-designated special projects, he was awarded an individual performance score of 140%. Based on the 75% weighting of the Company financial score and the 25% weighting of his individual performance score, the Committee approved a 2009 One Hershey Incentive Program award for Mr. Snyder of 161% of his One Hershey Incentive Program target.

See Column (g) of the Summary Compensation Table for information relating to the amount of One Hershey Incentive Program payments made to the named executive officers.

What are the elements of the long-term incentive program?

To date, we have used awards of PSUs, stock options and RSUs to provide long-term incentive compensation. These awards are made under the long-term incentive program of the Incentive Plan. The Committee customarily awards the long-term incentive awards, including stock options, to executive officers and various other management and professional employees in February of each year, two to three weeks after the release of fourth quarter and full-year financial results.

The Committee determines the amount of long-term incentive awards made to an executive officer by comparing the executive's target total direct compensation (the sum of base salary, target One Hershey Incentive Program award and the value of the long-term incentive award) to the 50th to 75th percentile level of target total direct compensation of his or her counterparts in the size-adjusted CPG peer group. In determining the value of the long-term incentive awards, the Committee values PSUs using the average of the daily closing prices of the Company's Common Stock in the December preceding the start of the performance cycle. The Committee values RSUs using the fair market value of our Common Stock at the time of award and values stock options using the value of the stock options at the date of grant as determined for financial reporting purposes (the Black-Scholes value). Overall, after taking into account the long-term incentive awards made in 2009, the target total direct compensation of our executive officers was generally between the 50th and 75th percentile of total direct compensation of executives employed by the size-adjusted CPG peer group in similar positions.

How were the PSU awards vesting in 2009 structured? What performance goals were used? What were the results at year-end 2009?

PSUs are granted to those executive officers and other senior officers in a position to affect the Company's long-term results. PSUs have been awarded annually and, with the exception of the special 2008-2009 performance cycle described below, are earned based upon the Company's performance over a three-year cycle. Each year begins a new three-year cycle.

At the start of each three-year cycle, a contingent target number of PSUs is established for each executive. This target is expressed as a percentage of the executive's annual base salary and determined as part of a total compensation package based on size-adjusted CPG peer group benchmarks. The PSU award generally represents one-half of the long-term incentive portion of that year's target total direct compensation package.

At the end of each three-year cycle, the Committee reviews whether the Company has achieved the established performance objectives to determine the percentage of the target number of PSUs earned, which may range from 0% to 250% of target depending upon performance. In determining whether performance objectives have been achieved, specific adjustments may be made by the Committee to the Company's performance to take into account extraordinary or unusual items occurring during the cycle.

The performance objectives for the three-year 2007-2009 performance cycle were based upon two equally-weighted metrics:

(1) The Company's three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target based on a long-term financial goal of 9% to 11% annual growth; and

(2) The Company's total stockholder return, or TSR, over the three-year period measured against the TSR for the financial peer group.

Due to the 2007 financial results, the Company's performance during the 2007-2009 performance cycle resulted in a compound annual decline in adjusted earnings per share-diluted (excluding the impact of acquisitions) of 3.1%, significantly below the target growth rate of 8.7%. Three-year relative Company TSR was at the 18.6 percentile, placing the Company below the threshold level (35th percentile of our peer companies) required to earn an award for the 2007-2009 performance cycle. As a result, management recommended and the Committee concurred that no payment with respect to the 2007-2009 performance cycle would be made to Mr. West or any of our other executive officers.

In February 2008, the Committee approved additional contingent target PSU awards with a two-year 2008-2009 performance cycle for all active executives participating in the 2007-2009 performance cycle with the exception of Mr. West. The Committee recommended and the independent directors approved a contingent target PSU award for the 2008-2009 performance cycle for Mr. West on the same basis as other executives participating in this performance cycle. The special awards were made to aid in retention of these executive officers as the potential retention value of the 2007-2009 PSUs was diminished in light of the Company's 2007 financial performance. The 2008-2009 performance cycle PSU awards were based on achieving two-year compound annual growth in adjusted earnings per share-diluted in line with the upper end of the expected adjusted earnings per share-diluted range of $1.85 to $1.90 for 2008, coupled with improvement in 2009. The maximum payout from the cycle was 150% of target. Based upon compound annual growth in adjusted earnings per share-diluted (excluding the impact of acquisitions) of 1.9% during the two-year performance period, 150% of target PSUs were earned and paid to the executives in February 2010. To prevent possible duplication, any PSUs earned under the original 2007-2009 performance cycle would have reduced the total PSUs earned for the 2008-2009 performance cycle.

As a condition to receiving the additional contingent target PSU award for the 2008-2009 performance cycle, the executive officers were required to sign an Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA. The terms of the ECRCA prohibit the executive from disclosing the Company's confidential information, competing with the Company in specific categories for a period of 12 months following termination of the executive's employment, recruiting or soliciting the Company's employees, or disparaging the Company's reputation in any way. All executive officers were required to sign a new ECRCA at the start of 2009 as a condition to receiving future equity awards from the Company. New executive officers are required to sign the ECRCA as a condition of employment. The ECRCA supersedes the Long-Term Incentive Program Participation Agreement previously signed by each executive upon appointment or election. Mr. West was not required to sign the ECRCA because he is bound by non-disclosure, non-competition, non-solicitation and non-disparagement provisions under his employment agreement.

See Columns (f) through (h) of the Grants of Plan-Based Awards table on page 66, Columns (i) and (j) of the Outstanding Equity Awards table on page 68 and Columns (d) and (e) of the Option Exercises and Stock Vested table on page 70 for more information about PSUs awarded to the named executive officers.

How were the contingent target PSU grants for the 2009-2011 performance cycle designed? What performance targets were set?

In February 2009, the Committee established a modified design for the 2009-2011 performance cycle based upon Mercer's recommendations. Awards for the 2009-2011 performance cycle are based upon the following metrics: three-year relative TSR versus the financial peer group (50% of the target award); three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target (12.5% of the target award); and annual growth in adjusted earnings per share-diluted measured against an internal target for each year of the three-year performance cycle (12.5% of the target award per year). The metrics approved by the Committee for TSR provide target-level awards for achieving performance at the median (50th percentile) of the financial peer group. Targets for our compound three-year and 2009 annual growth rate in adjusted earnings per share-diluted reflected our publicly-announced financial expectations of growth below our long-term goals of 6% to 8%. Excluding the impact of acquisitions, actual Company results for 2009 of $2.16 adjusted earnings per share-diluted exceeded the target set for 2009 adjusted earnings per share-diluted. Payment, if any, for awards will be made in shares of the Company's Common Stock at the conclusion of the three-year performance cycle. The Committee will approve the targets for the annual adjusted earnings per share-diluted metrics for the second and third years in the performance cycle at the beginning of those years. The Committee believes the annual setting of targets for a portion of the performance cycle provides a stronger link between performance and payout in that the Committee can set performance targets for a portion of the award that reflects current business conditions at the start of each year. The maximum award for any participant in the 2009-2011 performance cycle is 250% of the contingent target award.

On February 16, 2009, the Committee approved contingent target awards of PSUs under the Incentive Plan for the 2009-2011 performance cycle for the executive officers with the exception of Mr. West. On February 17, 2009, the independent directors as a group approved the Committee's recommendation for a contingent target award of PSUs for the 2009-2011 performance cycle for Mr. West consistent with the targets recommended by the Committee, as described above.

See Column (e) of the Summary Compensation Table for information relating to the value of PSU awards made to the named executive officers during 2009.

How are stock options used within the Company's long-term incentive program? What process is followed in the granting of stock options?

Another important element of our long-term incentive compensation program is stock options. Stock options are designed to align the interests of executives with those of stockholders. Stock options generally are awarded annually to the Company's senior executive group as well as to other key managerial and professional employees. Stock options entitle the holder to purchase a fixed number of shares of Common Stock at a set price during a specified period of time. Because stock options only have value if the value of our Common Stock increases, they encourage efforts to enhance long-term stockholder value.

The Committee sets guidelines for the number of stock options to be awarded based on the target total direct compensation package established in relation to the competitive compensation data. In 2009, the number of stock options awarded to our executive officers was determined by multiplying base pay by the "market-competitive option target level," divided by the Black-Scholes value. The "market-competitive option target level" for each executive officer position is targeted to be one-half of the recipient's long-term incentive compensation target award. The value of an option is determined using the Black-Scholes option-pricing model, as described in Note 17 of the Consolidated Financial Statements contained in the 2009 Annual Report to Stockholders that accompanies this proxy statement. The actual number of options awarded may vary from the target level based on an executive's individual performance evaluation.

Stock options awarded in 2009 vest in equal increments over four years and have a ten-year term. As required by the Incentive Plan approved by the stockholders at the 2007 annual meeting of stockholders, the options awarded in 2009 have an exercise price equal to the closing market price of the Common Stock on the New York Stock Exchange on the date of award.

Stock options are awarded annually under the Incentive Plan to all eligible recipients; however, the Committee may elect not to award stock options in a given year. In addition, in order to have flexibility to provide equity awards as recruitment, retention, performance recognition or promotion awards, the Committee is authorized under the Incentive Plan to establish a stock option pool, an RSU pool and a separate CEO discretionary equity pool (described below) for use by our CEO for such purposes. The pools are available for use for approximately 12 months from the date established and the Committee determines whether to establish any or all of these three pools annually. Options and RSUs remaining in any pool at the end of the period do not carry over to any pool established by the Committee for a subsequent period.

In February 2009, the Committee authorized the CEO to award up to 600,000 stock options and up to 100,000 RSUs from the stock option and RSU pools during the year. The Committee also authorized a CEO discretionary equity pool for recruitment or retention purposes up to an aggregate value to the recipients (as measured at the time of grant) of $2 million in addition to the stock option and RSU pools. Recipients of awards from the CEO discretionary equity pool were permitted to select a mix of options and/or RSUs equaling the value of the award. The value of option awards made from the pools is determined using the value determined for financial reporting purposes (the Black-Scholes value). The CEO may not make discretionary awards from any pool to the Company's executive officers. Stock option and RSU awards from the CEO pools as well as awards from the CEO discretionary equity pool are made one time per month according to an annually pre-determined schedule and the exercise price for the options is based on the closing price of our Common Stock on the date of the award. Individual awards in any month may not exceed 12,000 stock options or 7,500 RSUs without further approval by the Chair of the Committee.

See Column (f) of the Summary Compensation Table, Columns (j) through (l) of the Grants of Plan-Based Awards table, Columns (b) through (f) of the Outstanding Equity Awards table and Columns (b) and (c) of the Option Exercises and Stock Vested table for more information on stock options awarded to the named executive officers.

How are RSUs used within the long-term incentive program?

The Committee awards RSUs to executive officers and other senior executives from time to time as special incentives. RSUs also are awarded to replace compensation forfeited by newly-hired executive officers and key managers of the Company upon leaving a prior employer to join Hershey. In addition, in 2009 the Committee used a mix of RSUs and stock options in making annual long-term incentive awards to eligible employees below the senior leadership level. Each RSU awarded under the Incentive Plan represents a value equal to that of a share of Common Stock. Generally RSUs vest if the award recipient remains in the Company's employment for a prescribed period of time.

At the time of award, the Committee determines if an RSU award is payable upon vesting in shares of Common Stock, net of applicable taxes, or if the recipient may elect to receive payment for vested RSUs in cash or in shares of Common Stock, net of applicable taxes. The value for financial reporting purposes of an RSU payable in shares is based upon the closing price of the Common Stock on the New York Stock Exchange on the grant date. The value for financial reporting purposes of an RSU payable in cash or shares is adjusted based upon the closing price of the Common Stock on the New York Stock Exchange at the end of each fiscal quarter.

During 2009, the Committee approved a special award of 2,500 RSUs for Mr. Bilbrey in recognition of his leadership of the North American business unit. The award will vest in equal proportions over the next four years.

As described in the discussion of stock options, the Committee is authorized under the Incentive Plan to allocate a pool of RSUs for our CEO to use as recruitment, retention, performance recognition or promotion awards. The Committee determines whether to establish an RSU pool annually. The Committee authorized a pool of up to 100,000 RSUs for 2009. In addition, RSUs may also be awarded from the CEO discretionary equity pool established for recruitment or retention purposes. The CEO may not make discretionary awards from any of the pools to the Company's executive officers. RSUs remaining in the pool at the end of the period do not carry over to any pool established by the Committee for a subsequent period.

What retirement benefits are provided to the executive officers?

Executive officers participate in the same defined benefit pension and defined contribution 401(k) plans as do other salaried employees of the Company. Because the Internal Revenue Code rules do not permit the Company to use base salary and other compensation paid above certain limitations in determining the benefits earned by the executive officers under tax-qualified plans, the Company maintains a defined benefit Supplemental Executive Retirement Plan, or DB SERP, a defined contribution Supplemental Executive Retirement Plan, or DC SERP, and a Deferred Compensation Plan to provide these and additional benefits. The Company believes that the DB SERP, DC SERP and Deferred Compensation Plan help attract and retain executive talent, as similar plans are often components of the executive compensation programs within our financial peer group. The DC SERP was established as part of our Deferred Compensation Plan and is not a separate plan.

See the Pension Benefits table and accompanying narrative beginning on page 71 and the Non-Qualified Deferred Compensation table and accompanying narrative beginning on page 73 for more information regarding the DB SERP, DC SERP and retirement benefits.

What role do executive perquisites play in the total compensation package for the executive officers?

Executive perquisites are kept by the Committee to a minimal level relative to an executive's total compensation and do not play a significant role in our executive compensation. See the footnotes to Column (i) of the Summary Compensation Table for information regarding the perquisites received by our named executive officers.

In addition, our CEO and the other named executive officers are eligible to participate in our Gift Matching Program on the same basis as other employees, retirees or their spouses. Through the Gift Matching Program, we match contributions made to one or more accredited colleges or universities on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

Has the Company entered into any employment agreements, severance or change in control agreements with its executive officers?

We have not entered into employment agreements with any named executive officer other than Mr. West.

We entered into an employment agreement with Mr. West upon his promotion to President and CEO in 2007. The Committee and independent members of the Board determined that doing so was appropriate in light of the fact that we had entered into an employment agreement with Mr. West's predecessor, and believed we would have been required to enter into an employment agreement with any individual recruited to become our CEO from another company. We determined the terms of Mr. West's employment agreement by reference to the benchmarking we had done with respect to Mr. West's predecessor.

Mr. West's employment agreement has been amended twice. In February 2008, the Board approved an amendment to Mr. West's employment agreement to reduce the lump-sum severance amount payable to him if his employment with the Company is terminated as a result of a change in control from three times the sum of annual base salary and annual incentive pay to two times the sum of annual base salary and annual incentive pay. In December 2008, the Board approved an additional amendment to Mr. West's employment agreement to conform its terms to the requirements of Code section 409A.

We provide an Executive Benefits Protection Plan, or EBPP, for the named executive officers. The terms of the plan generally provide that a covered executive, whose employment with the Company terminates within two years after a change in control of the Company, is entitled to certain severance payments and benefits. The EBPP also provides severance benefits in the event of involuntary termination unrelated to a change in control. The EBPP was amended in February 2008 to reduce the severance benefit in a manner comparable to the amendment to Mr. West's employment agreement. The EBPP was further amended in 2009 as part of Company-wide changes to our severance programs that included the addition of pro rata vesting of long-term incentive awards and lump sum settlement of severance benefits upon qualifying termination of employment, along with reductions in certain severance benefits. In addition, the EBPP was also amended to limit the applicability of the excise tax gross-up feature to only those circumstances where the total payments potentially subject to the excise tax exceed by more than 10% the level at which the excise tax payments are required. The EBPP is intended to help us attract and retain qualified management employees and maintain a stable work environment in connection with a change in control.

See the discussion beginning on page 76 for information regarding Mr. West's employment agreement and potential payments due to him and the other named executive officers in the event of termination of employment or a change in control.

Have any further changes been made to the CPG or financial peer groups during 2009 or since the end of 2009 which impact the Committee's decision-making? Why were these changes made?

As described on pages 45 and 46, the Committee relies upon Mercer to provide benchmarking for senior executives and utilizes consumer products companies that are part of Mercer's proprietary database as the basis for the primary peer group (the CPG peer group). The participants in the survey that Mercer uses to generate the database vary over time, with some companies choosing to participate every two to three years, rather than every year. As a result, the composition of Mercer's database changes each year. Due to changes in survey participants, Mercer recommended and the Committee approved changes to the CPG peer group to be used in connection with compensation decisions made for 2010. The CPG peer group for 2010 will have the 40 companies listed below, one fewer than the group used for 2009. Of the 40 companies, 28 were included in the 2009 CPG peer group. The 40 companies in the group have a median revenue of $6 billion. The Committee believes the CPG peer group continues to contain organizations that have comparable business characteristics to the Company in that the peer group focuses on food and beverage companies which are the Company's key talent and business competitors.

Companies included in the 2010 CPG peer group are as follows:

ACH Food Companies, Inc.	H.J. Heinz Company	Reckitt Benckiser, Inc.
Bacardi U.S.A., Inc.	Kellogg Company	Reynolds American, Inc.
Bob Evans Farms, Inc.	Keystone Foods LLC	Rich Products Corporation
Brown-Forman Corporation	Kimberly-Clark Corporation	Riviana Foods Inc.
California Pizza Kitchen, Inc.	Lance, Inc.	Sara Lee Corporation
Chiquita Brands International, Inc.	Land O'Lakes, Inc.	The Coca-Cola Company
Colgate-Palmolive Company	Mars North America	The Dannon Company, Inc.
ConAgra Foods, Inc.	McDonald's Corporation	The Estée Lauder Companies Inc.
Darden Restaurants, Inc.	MillerCoors LLC	The Schwan Food Company
Dean Foods Company	Molson Coors Brewing Company	Unilever United States, Inc.
Del Monte Foods Company	Nestlé USA, Inc.	Wells' Dairy, Inc.
Dole Food Company, Inc.	Ocean Spray Cranberries, Inc.	Wendy's/Arby's Group, Inc.
Dunkin' Brands, Inc.	Ralcorp Holdings, Inc.	Wm. Wrigley Jr. Company
Farmland Foods, Inc.		

As discussed above, based on changes in participants in the survey that Mercer uses to generate their proprietary database and the consolidation of reporting by two of the companies in the 2009 database (Wendy's International, Inc. and Arby's Restaurant Group, Inc.) a total of 40 companies are included in the 2010 CPG peer group. The 12 companies added to the 2009 CPG peer group are as follows:

ACH Food Companies, Inc.	Lance, Inc.
Bacardi U.S.A., Inc.	MillerCoors LLC
Brown-Forman Corporation	Molson Coors Brewing Company
Dean Foods Company	Ocean Spray Cranberries, Inc.
Dole Food Company, Inc.	Riviana Foods Inc.
Keystone Foods LLC	The Dannon Company, Inc.

The 12 companies deleted from the 2009 CPG peer group are as follows:

Anheuser-Busch Companies, Inc.	Pernod Ricard USA, LLC
Burger King Holdings, Inc.	S. C. Johnson & Son, Inc.
Energizer Holdings, Inc.	Smithfield Foods, Inc.
International Dairy Queen, Inc.	Tyson Foods, Inc.
Interstate Bakeries Corporation	Welch Foods, Inc.
Jack in the Box Inc.	Yum! Brands, Inc.

Based upon the acquisition of Cadbury plc by Kraft Foods Inc., the Committee removed Cadbury plc from the financial peer group for the purpose of measuring three-year relative TSR for the 2010-2012 performance cycle PSU awards. Data from Cadbury plc was included in the financial performance and compensation data provided by Mercer for the financial peer group that was used by the Committee as a secondary reference point in assessing 2010 compensation levels for Hershey's executive officers.

Have there been any other actions with respect to executive compensation since the end of 2009?

Based upon the recommendation of the Committee, the independent directors of the Board approved a 3% increase to Mr. West's base salary and an increase in his annual incentive award target from 100% to 120% of base salary. The Committee approved increases in base salary averaging 4% for all of the executive officers reporting to Mr. West, and an increase in the annual and long-term incentive award targets for Messrs. Bilbrey and O'Day. These changes move

Mr. Bilbrey's and Mr. O'Day's incentive targets to a level comparable with those paid at peer companies and tie a more significant amount of their total compensation to the Company's long-term results.

Based upon the actions described above, base salaries and annual and long-term incentive targets (each as a percentage of base salary) for our named executive officers are as follows:

Name	2010 Base Salary ($)	2010 One Hershey Incentive Program Target (%)	2010 Long-Term Incentive Award Target (%)
D. J. West	1,030,000	120	300
H. P. Alfonso	515,000	70	190
J. P. Bilbrey	600,000	80	200
T. L. O'Day	468,000	65	165
B. H. Snyder	500,000	60	135

The Committee also approved metrics for the 2010 One Hershey Incentive Program. The financial performance metrics and weighting for the 2010 One Hershey Incentive Program are 40% based on consolidated net sales, 40% based on adjusted earnings per share-diluted and 20% based on operating cash flow. Operating cash flow is defined as the average of cash from operations less pension contributions and commodities hedging transactions, measured in five 12-month periods ending on December 31, 2009, April 4, 2010, July 4, 2010, October 3, 2010 and December 31, 2010. The One Hershey Incentive Program targets for 2010 are centered around the Company's publicly-announced financial expectations for 2010: net sales growth of 3% to 5%, adjusted earnings per share-diluted that will be in line with our long-term objective of 6% to 8%, and operating cash flow generated by performance consistent with these expectations.

The Committee approved a design for the One Hershey Incentive Program for 2010 consistent with 2009. For executive officers other than Mr. West, the weighting of Company financial performance metrics will account for 75% of their target award under the One Hershey Incentive Program. The remaining 25% of the target award will be based upon individual performance. The Committee recommended and the independent directors approved no changes to the structure of Mr. West's 2010 short-term incentive target award, believing that it should continue to be based entirely upon achievement of Company financial results. The Committee approved continued inclusion of a values modifier in the One Hershey Incentive Program award calculations for executive officers, excluding Mr. West. One Hershey Incentive Program award payments for 2010, if any, will be decreased by 10% for executive officers reporting to Mr. West who do not demonstrate the Hershey Values.

As it did in 2009, the Committee has retained discretion to increase or decrease by up to 30% the funds allocated for payment of the component of 2010 short-term incentive program awards for all employees excluding Mr. West, that are based upon the Company's financial performance metrics. Based upon the recommendation of the Committee, the independent directors of the Board agreed that at the end of 2010, funds allocated for payment of Mr. West's bonus could be increased or decreased up to 30% based upon the discretion of the independent directors of the Board based on progress in achievement of strategic priorities.

In February 2010, the Committee approved contingent target awards of PSUs under the Incentive Plan for the 2010-2012 performance cycle for the executive officers with the exception of Mr. West. In February 2010, the independent directors as a group approved the Committee's recommendation for a contingent target award of PSUs for the 2010-2012 performance cycle for Mr. West of 55,650 PSUs, which exceeds the target level of 150% and is equal to approximately 194% of his 2010 base salary. The contingent target PSU awards for Mr. West and all of the executive officers represent approximately 50% of the value of their long-term incentive grant. Metrics approved by the Committee for the 2010-2012 performance cycle are consistent with those of the 2009-2011 performance cycle: three-year relative TSR versus the financial peer group (50% of the target award); three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target (12.5% of the target award); and annual growth in adjusted earnings per share-diluted measured against an internal target for each year of the three-year performance cycle (12.5% of the target award per year). The metrics approved by the Committee for TSR provide target-level awards for achieving performance at the median of the financial peer group. Targets for our three-year and 2010 annual growth rate in adjusted earnings per share-diluted are in line with our publicly-announced financial expectations. Payment, if any, for awards will be made in shares of the Company's Common Stock at the conclusion of the three-year performance cycle. The Committee will approve the targets for the adjusted earnings per share-diluted metrics at the beginning of each of the three years in the performance cycle. The annual setting of targets for a portion of the performance cycle award payment provides a stronger link between performance and payout in that the Committee can set performance targets for a portion of the award that reflect current business conditions at the start of each year. The maximum award for any participant in the 2010-2012 performance cycle is 250% of the contingent target award.

In February 2010, the Committee approved stock option awards for the executive officers other than Mr. West representing approximately 50% of their individual long-term incentive targets. In February 2010, the independent directors as a group approved the Committee's recommendation for a 2010 stock option award for Mr. West with a value, using the Black-Scholes option-pricing model, of $2 million which exceeds the target level of 150% and is approximately 194% of his 2010 base salary.

In what other ways do we align the interests of executive officers with the interests of stockholders?

The Company believes that requiring executive officers to hold significant amounts of our Common Stock strengthens the alignment of the executive officers with the interest of stockholders and promotes achievement of long-term business objectives. We have had executive stock ownership requirements for well over 20 years. The ownership requirements were most recently modified in 2008 based upon external market comparisons provided by Mercer.

Elected and appointed officers are required to accumulate the minimum number of shares to meet their stock ownership level within five years of their initial election or appointment to their position. For purposes of this requirement, "shares" include shares of our Common Stock that are owned by the officer, unvested time-based RSUs, as well as vested RSUs and PSUs that have been deferred by the officer as common stock units under our Deferred Compensation Plan. Currently, minimum stockholding requirements for executive and appointed officers range from one to five times base salary, as described in the table below. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. The number of shares to be held is updated whenever a change in base salary occurs.

Position	Stock Ownership Level
CEO	5 times base salary
COO	4 times base salary
CFO and other Executive Officers reporting directly to the CEO	3 times base salary
Other Executive Officers and Appointed Vice President Officers	1 times base salary

Failure to reach the minimum within the five-year period results in a notification letter to the executive, with a copy to the CEO, and a requirement that future stock option exercises and PSU payments be settled by retaining at least 50% of the shares of Common Stock received until the minimum ownership level is reached. The Committee receives an annual summary of each individual officer's ownership status to monitor compliance.

As of March 8, 2010, the record date for the annual meeting, the value of Common Stock owned by Mr. West totaled approximately 2.7 times his base salary. He is required to accumulate shares equal to five times his base salary by October 2, 2012.

Compensation Committee Report

To Our Stockholders:

We have reviewed and discussed with management the Compensation Discussion and Analysis, beginning on page 43. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation and Executive Organization Committee of the Board of Directors:

Robert F. Cavanaugh, Chair
James E. Nevels
David L. Shedlarz

The independent members of the Board of Directors who are not members of the Compensation and Executive Organization Committee join in the Compensation Committee Report with respect to the approval of Mr. West's compensation.

Charles A. Davis
Thomas J. Ridge
LeRoy S. Zimmerman

Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation earned, held by, or paid to, individuals holding the positions of Chief (Principal) Executive Officer, Chief (Principal) Financial Officer, and three of our other executive officers. In 2009, the five executive officers shown below were the most highly compensated of our executive officers using the methodology for determining "total compensation" provided by the SEC. We refer to these five executive officers as our named executive officers. Mr. O'Day was not a named executive officer in the Company's 2009 or 2008 proxy statements; therefore, information on his 2008 or 2007 compensation is not included.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation(5) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
D. J. West President and Chief Executive Officer(8)	2009	1,000,000	–	1,500,427	1,500,022	2,267,730	1,613,252	122,598	8,004,029
	2008	1,000,000	–	2,502,599	1,500,028	1,128,400	574,406	86,966	6,792,399
	2007	737,165	–	2,508,186	1,103,560	–	161,112	72,318(9)	4,582,341
H. P. Alfonso Senior Vice President, Chief Financial Officer(8)	2009	500,000	–	476,689	475,006	576,032	24,069	161,840	2,213,636
	2008	500,000	–	762,003	255,781	394,560	13,319	97,274	2,022,937
	2007	448,180	–	854,395	357,138	34,195	5,516	82,975	1,782,399
J. P. Bilbrey Senior Vice President, President Hershey North America	2009	550,000	–	555,119	514,274	711,022	723,957	54,422	3,108,794
	2008	517,366	–	1,252,586	444,137	411,432	344,852	34,997	3,005,370
	2007	404,598	–	405,479	320,513	36,718	202,354	34,238	1,403,900
T. L. O'Day Senior Vice President, Global Operations	2009	450,000	–	337,728	337,504	458,387	–	100,626	1,684,245
B. H. Snyder Senior Vice President, General Counsel and Secretary	2009	485,000	–	330,692	357,469	486,484	454,397	38,142	2,152,184
	2008	485,000	–	958,979	357,461	327,713	353,883	32,818	2,515,854
	2007	435,000	–	569,114	292,023	–	302,911	21,490	1,620,538

(1) Column (c) reflects annual base salary earned, on an accrual basis, for the years indicated and includes Internal Revenue Code Section 125 deductions pursuant to The Hershey Company Program of Flexible Benefits and amounts deferred by the named executive officers in accordance with the provisions of our 401(k) Plan.

(2) As indicated in Column (d), no discretionary bonuses were paid to any named executive officer for 2009.

(3) Column (e) includes the dollar value of contingent target PSU awards at their grant date fair value. The number and grant date fair value of PSUs awarded each named executive officer for the 2009-2011 performance cycle appear in Columns (g) and (l) of the Grants of Plan-Based Awards table.

Assuming the highest level of performance is achieved for each of the PSU awards included in Column (e) the value of the awards at grant date for each of the named executive officers would be as follows:

Name	Year	Maximum Value at Grant Date ($)
D. J. West	2009	3,751,068
	2008	5,254,277
	2007	3,752,565
H. P. Alfonso	2009	1,191,723
	2008	1,619,503
	2007	1,070,363
J. P. Bilbrey	2009	1,169,735
	2008	1,421,618
	2007	1,013,696
T. L. O'Day	2009	844,320
B. H. Snyder	2009	826,730
	2008	1,190,261
	2007	906,660

Column (e) also includes the grant date fair value of RSU awards granted in the years indicated. The unvested portion of these RSU awards is included in the amounts presented in Columns (g) and (h) of the Outstanding Equity Awards table on page 68. The number of shares acquired and value received by the named executive officers with respect to RSU awards that vested in 2009 is included in Columns (d) and (e) of the Option Exercises and Stock Vested table on page 70.

(4) Column (f) presents the grant date fair value of stock options awarded the executive for the years indicated and does not reflect the value of shares actually received or which may be received in the future with respect to such stock options. The assumptions we made to determine the value of these awards are set forth in Note 17 to the Company's Consolidated Financial Statements included in our 2009 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of stock options awarded to each named executive officer during 2009 appears in Columns (j) and (l) of the Grants of Plan-Based Awards table.

As indicated on the Option Exercises and Stock Vested table, none of the named executive officers received cash or stock from the exercise of any option awards in 2009.

(5) As discussed in the Compensation Discussion and Analysis and as shown in Column (g), the Committee determined that payments would be awarded under our annual incentive program, which we refer to as the One Hershey Incentive Program, to the named executive officers for 2009. Awards under the One Hershey Incentive Program are based on pay received in a calendar year. For Messrs. Alfonso and Bilbrey, Column (g) includes the amount of annual incentive program payments made to executives for business unit performance in 2007.

(6) Column (h) reflects the change in the actuarial present value of the named executive officer's pension benefit under the Company's tax-qualified pension plan, the Compensation Limit Replacement Plan, or CLRP, and the DB SERP, from the pension plan measurement date used in preparing the 2008 audited financial statements to the pension plan measurement date used in preparing the 2009 audited financial statements, determined using the interest rate and mortality rate assumptions consistent with those used in our 2009 audited financial statements. Messrs. Alfonso and O'Day do not participate in the DB SERP, as they participate in the DC SERP, a plan authorized under the Company's Deferred Compensation Plan. DC SERP contributions for Messrs. Alfonso and O'Day are included in Column (i) as listed in Note 7 below.

The named executive officers also participate in our non-qualified Deferred Compensation Plan under which amounts deferred are credited with "earnings" based on the performance of one or more third-party investment options available to all participants in our 401(k) Plan. No portion of the "earnings" credited during 2009 was "above market" or "preferential." Consequently, no Deferred Compensation Plan earnings are included in amounts reported in Column (h) above. See the Pension Benefits table on page 73 and the Non-Qualified Deferred Compensation table on page 75 for more information on the benefits payable under the qualified pension plan, DB SERP and Deferred Compensation Plan to the named executive officers.

(7) All other compensation includes 401(k) matching contributions, perquisites and other amounts as described below. Benefits based upon a percent of base salary are computed as a percent of pay received in a calendar year.

Name	Year	Amount ($)	Description
D. J. West	2009	86,484	Supplemental 401(k) match
		14,858	Personal use of Company aircraft
		11,025	401(k) match
		8,750	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		681	Supplemental retirement contribution
	2008	35,461	Supplemental 401(k) match (See footnote 9)
		30,978	Personal use of Company aircraft
		10,350	401(k) match
		8,750	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		627	Supplemental retirement contribution
	2007	30,223	Personal use of Company aircraft
		22,556	Supplemental 401(k) match
		9,148	401(k) match (See footnote 9)
		9,018	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		573	Supplemental retirement contribution
H. P. Alfonso	2009	114,224	DC SERP contribution
		30,096	Supplemental 401(k) match
		11,025	401(k) match
		5,695	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
	2008	66,702	DC SERP contribution
		13,663	Supplemental 401(k) match
		10,350	401(k) match
		5,759	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
	2007	55,853	DC SERP contribution
		10,125	401(k) match
		9,982	Supplemental 401(k) match
		6,928	Company-paid financial counseling
		87	Company-paid relocation expenses
J. P. Bilbrey	2009	33,191	Supplemental 401(k) match
		11,025	401(k) match
		8,750	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		656	Supplemental retirement contribution
	2008	14,495	Supplemental 401(k) match
		10,350	401(k) match
		8,750	Company-paid financial counseling
		800	Reimbursement of personal tax return preparation fee
		602	Supplemental retirement contribution
	2007	10,125	401(k) match
		8,832	Company-paid financial counseling
		7,979	Supplemental 401(k) match
		5,954	Personal use of Company aircraft
		800	Reimbursement of personal tax return preparation fee
		548	Supplemental retirement contribution

Name	Year	Amount ($)	Description
T. L. O'Day	2009	58,413	DC SERP contribution
		11,025	401(k) match
		10,004	Supplemental 401(k) match
		7,350	Core Retirement Contribution (See footnote 10)
		6,710	Company-paid financial counseling
		6,669	Supplemental Core Retirement Contribution (See footnote 10)
		455	Reimbursement of personal tax return preparation fee
B. H. Snyder	2009	26,387	Supplemental 401(k) match
		11,025	401(k) match
		730	Company-paid financial counseling
	2008	11,423	Supplemental 401(k) match
		11,045	Company-paid financial counseling
		10,350	401(k) match
	2007	10,125	401(k) match
		9,450	Supplemental 401(k) match
		1,915	Company-paid financial counseling

Amounts shown for personal use of the Company aircraft were computed on the basis of the incremental expense incurred by the Company for the flights.

(8) Mr. West was Senior Vice President, Chief Financial Officer when he was elected Executive Vice President, Chief Operating Officer on January 24, 2007. Mr. West continued to hold the position of Chief Financial Officer through July 15, 2007. He was elected President on October 2, 2007 and President and Chief Executive Officer on December 1, 2007. Mr. Alfonso was elected Chief Financial Officer on July 16, 2007.

(9) In addition to Supplemental 401(k) match attributable to 2008, the 2008 Supplemental 401(k) match amount for Mr. West includes a Company contribution made in April 2008 to reflect 2007 Company match that was forfeited as a result of the 401(k) Plan non-discrimination testing. Based on Internal Revenue Service (IRS) limits, Mr. West's 2007 401(k) match was reduced by the forfeited amount valued as of December 31, 2007.

(10) As are all new hires since January 1, 2007, Mr. O'Day is eligible to receive a contribution to his 401(k) Plan account equal to 3% of base salary up to the maximum amount permitted by the IRS. We call this contribution the Core Retirement Contribution. For 2009, he also received a Supplemental Core Retirement Contribution of 3% of base salary in excess of the IRS limit.

Grants of Plan-Based Awards

The following table and explanatory footnotes provide information with regard to the potential cash award that might have been earned during 2009 under the One Hershey Incentive Program, and with respect to each PSU, stock option and RSU awarded to each named executive officer during 2009. The amounts that were earned under the One Hershey Incentive Program during 2009 by the named executive officers are set forth in Column (g) of the Summary Compensation Table.

Grants of Plan-Based Awards
2009

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	All Other Option Awards: Number of Securities Under-lying Options[5] (#)	Exercise or Base Price of Option Awards[6] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[7] ($)
Name	Grant Date[1]	Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
D. J. West	02/17/2009	29,077	1,038,462	2,700,000	1,066	42,650	106,625	—	282,490	34.89	3,000,449
H. P. Alfonso	02/16/2009	818	363,462	890,481	339	13,550	33,875	—	—	—	476,689
	02/17/2009	—	—	—	—	—	—	—	89,455	34.89	475,006
J. P. Bilbrey	02/16/2009	964	428,365	1,049,495	333	13,300	33,250	—	—	—	467,894
	02/17/2009	—	—	—	—	—	—	2,500	96,850	34.89	601,499
T. L. O'Day	02/16/2009	631	280,385	686,942	240	9,600	24,000	—	—	—	337,728
	02/17/2009	—	—	—	—	—	—	—	63,560	34.89	337,504
B. H. Snyder	02/16/2009	680	302,192	740,371	235	9,400	23,500	—	—	—	330,692
	02/17/2009	—	—	—	—	—	—	—	67,320	34.89	357,469

(1) All awards presented were made in accordance with the Company's stockholder-approved Incentive Plan. Dates listed in Column (b) represent the Grant Date for PSUs reflected in Columns (f), (g) and (h), RSUs listed in Column (i), and the stock options listed in Column (j).

(2) The amounts shown in Columns (c), (d) and (e) represent the threshold, target and maximum potential amounts that might have been payable based on the One Hershey Incentive Program targets, including the possible 30% adjustment to financial scores, approved for the named executive officers in February 2009, based on pay received in 2009.

The threshold amount is the amount that would have been payable had the minimum score been achieved. Target is the amount payable had the business and individual performance scores been 100% on all metrics. The maximum amount reflects the highest amount payable for maximum scoring on all metrics.

(3) The number of units presented in Columns (f), (g) and (h) represents PSUs for the 2009-2011 performance cycle. Each PSU represents the value of one share of our Common Stock. The number of PSUs earned for the 2009-2011 performance cycle will depend upon achievement against the following metrics: three-year relative TSR versus the financial peer group (50% of the target award); three-year compound annual growth in adjusted earnings per share-diluted measured against an internal target (12.5% of the target award); and annual growth in adjusted earnings per share-diluted measured against an internal target for each year of the three-year performance cycle (12.5% of the target award per year). Payment, if any, for awards will be made in shares of the Company's Common Stock at the conclusion of the three-year performance cycle. The Committee will approve the targets for the annual adjusted earnings per share-diluted metrics at the beginning of each of the three years in the performance cycle. The minimum award as shown in Column (f) is payable for achievement of the threshold level of performance on one of the metrics and the maximum award as shown in Column (h) is payable at achievement of the maximum level of performance on all metrics.

More information regarding PSUs and the 2009 awards can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table.

(4) Column (i) includes RSU awards granted in 2009 as discussed beginning on page 55 of the Compensation Discussion and Analysis.

(5) The number of options awarded to each named executive officer on February 17, 2009 was calculated as one-half of the executive's long-term incentive target percentage times his 2009 base salary divided by the Black-Scholes value of $5.31 for each option. The Black-Scholes value is based on the $34.89 exercise price for these options determined as the closing price of the Company's Common Stock on the award date, February 17, 2009.

All options awarded by the Company have a ten-year term, subject to earlier expiration in the event of termination of employment, and vest in 25% increments over four years, subject to acceleration in the event of a change in control of the Company and continued vesting in the event of retirement, death or disability.

More information regarding stock options and the 2009 award can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table below.

(6) This column presents the exercise price for each option award based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the award date shown in Column (b).

(7) Column (l) presents the aggregate grant date fair value of the target number of PSUs reported in Column (g), grant date fair value of RSU awards reported in Column (i) and the stock options reported in Column (j), as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in determining these amounts are set forth in Note 17 to the Company's Consolidated Financial Statements included in our 2009 Annual Report to Stockholders that accompanies this proxy statement.

Outstanding Equity Awards

The following table provides information regarding unexercised stock options and unvested stock awards held by our named executive officers as of December 31, 2009. All values in the table are based on a market value for our Common Stock of $35.79, the closing price of our Common Stock on December 31, 2009, the last trading day of 2009, as reported by the New York Stock Exchange.

Outstanding Equity Awards As of December 31, 2009

	Option Awards[1]					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options[2] (#) Exercisable**	**Number of Securities Underlying Unexercised Options[3] (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested[4] (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[5] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)**
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
D. J. West	—	282,490	—	34.890	02/16/2019	—	—	106,625	3,816,109
	60,485	181,455	—	35.870	02/12/2018	—	—	95,250	3,408,998
	18,700	18,700	—	45.780	10/01/2017	—	—	—	—
	28,126	28,124	—	54.680	04/22/2017	—	—	—	—
	21,788	7,262	—	52.300	02/15/2016	—	—	—	—
	39,200	—	—	61.700	02/14/2015	—	—	—	—
	6,000	—	—	55.540	12/31/2014	—	—	—	—
	54,100	—	—	37.755	02/01/2014	—	—	—	—
	64,100	—	—	32.250	02/02/2013	—	—	—	—
	25,000	—	—	34.655	01/21/2012	—	—	—	—
	5,000	—	—	29.515	05/20/2011	—	—	—	—
Total	**322,499**	**518,031**	**—**	**—**	**—**	**—**	**—**	**201,875**	**7,225,107**
H. P. Alfonso	—	89,455	—	34.890	02/16/2019	3,135	122,645	33,875	1,212,386
	10,313	30,942	—	35.870	02/12/2018	—	—	30,250	1,082,648
	7,850	7,850	—	46.640	08/05/2017	—	—	—	—
	7,400	7,400	—	54.680	04/22/2017	—	—	—	—
	14,100	4,700	—	55.560	07/16/2016	—	—	—	—
Total	**39,663**	**140,347**	**—**	**—**	**—**	**3,135**	**122,645**	**64,125**	**2,295,034**
J. P. Bilbrey	—	96,850	—	34.890	02/16/2019	13,750	515,169	33,250	1,190,018
	17,908	53,727	—	35.870	02/12/2018	—	—	25,750	921,593
	12,376	12,374	—	54.680	04/22/2017	—	—	—	—
	14,775	4,925	—	52.300	02/15/2016	—	—	—	—
	15,750	—	—	61.700	02/14/2015	—	—	—	—
	24,600	—	—	37.755	02/01/2014	—	—	—	—
	23,250	—	—	38.850	11/30/2013	—	—	—	—
Total	**108,659**	**167,876**	**—**	**—**	**—**	**13,750**	**515,169**	**59,000**	**2,111,611**
T. L. O'Day	—	63,560	—	34.890	02/16/2019	—	—	24,000	858,960
	2,936	8,809	—	35.230	12/01/2018	—	—	21,500	769,485
Total	**2,936**	**72,369**	**—**	**—**	**—**	**—**	**—**	**45,500**	**1,628,445**
B. H. Snyder	—	67,320	—	34.890	02/16/2019	5,000	187,875	23,500	841,065
	14,413	43,242	—	35.870	02/12/2018	—	—	21,000	751,590
	11,276	11,274	—	54.680	04/22/2017	—	—	—	—
	17,813	5,937	—	52.300	02/15/2016	—	—	—	—
	20,500	—	—	61.700	02/14/2015	—	—	—	—
	31,900	—	—	37.755	02/01/2014	—	—	—	—
Total	**95,902**	**127,773**	**—**	**—**	**—**	**5,000**	**187,875**	**44,500**	**1,592,655**

(1) Columns (b) through (f) present information about stock options awarded to each named executive officer under the Incentive Plan. Each option vests as to 25% of the shares on each of the first four anniversaries of the grant date,

subject to earlier vesting in the event of a change in control. Generally, upon termination of employment, vested options must be exercised and unvested options are cancelled, except in the case of retirement, death, or disability in which case the options continue to vest as scheduled and may be exercised for up to five years after termination of employment. If termination occurs within two years after a change in control for any reason other than for Cause or by the executive without Good Reason as defined in the Executive Benefits Protection Plan, vested options may be exercised for one year after termination. If an executive officer is under age 55 and his or her employment is terminated for reasons other than for Cause or for Good Reason, the executive will be eligible to exercise all vested stock options and a prorated portion of his or her unvested stock options held on the date of separation from service for a period of 120 days following separation. No option may be exercised after its expiration date.

(2) Options listed in Column (b) are vested and may be exercised by the executive at any time subject to the terms of the stock option.

(3) Options listed in Column (c) have not vested as of December 31, 2009. The following table provides information with respect to the dates on which these options are scheduled to vest, subject to continued employment (or retirement, death or disability), prorating in the event of severance, and to acceleration in the event of a change in control.

Grant Date	Future Vesting Dates	Number of Options Vesting				
		D. J. West	H. P. Alfonso	J. P. Bilbrey	T. L. O'Day	B. H. Snyder
02/17/2009	02/17/2010	70,622	22,363	24,212	15,890	16,830
	02/17/2011	70,623	22,364	24,213	15,890	16,830
	02/17/2012	70,622	22,364	24,212	15,890	16,830
	02/17/2013	70,623	22,364	24,213	15,890	16,830
12/02/2008	12/02/2010	—	—	—	2,936	—
	12/02/2011	—	—	—	2,936	—
	12/02/2012	—	—	—	2,937	—
02/13/2008	02/13/2010	60,485	10,314	17,909	—	14,414
	02/13/2011	60,485	10,314	17,909	—	14,414
	02/13/2012	60,485	10,314	17,909	—	14,414
10/02/2007	10/02/2010	9,350	—	—	—	—
	10/02/2011	9,350	—	—	—	—
08/06/2007	08/06/2010	—	3,925	—	—	—
	08/06/2011	—	3,925	—	—	—
04/23/2007	04/23/2010	14,062	3,700	6,187	—	5,637
	04/23/2011	14,062	3,700	6,187	—	5,637
07/17/2006	07/17/2010	—	4,700	—	—	—
02/16/2006	02/16/2010	7,262	—	4,925	—	5,937
Total per Executive		**518,031**	**140,347**	**167,876**	**72,369**	**127,773**

(4) Column (g) for Mr. Alfonso includes 3,135 unvested RSUs awarded Mr. Alfonso in 2007 and 2006. These RSUs will vest as follows: 2,635 units on May 1, 2010 and 500 units on September 1, 2010.

Column (g) for Mr. Bilbrey includes 13,750 unvested RSUs awarded Mr. Bilbrey in 2009 and 2008. These RSUs will vest as follows: increments of 625 units on March 17, 2010, February 17, 2011, February 17, 2012 and February 17, 2013; and increments of 3,750 units on June 3, 2010, June 3, 2011, and June 3, 2012.

Column (g) for Mr. Snyder includes 5,000 unvested RSUs awarded Mr. Snyder in 2008. These RSUs will vest on December 31, 2010.

(5) Column (h) contains the value of the RSUs reported in Column (g) using a price per share of our Common Stock of $35.79, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2009, the last trading day of 2009. Column (h) also includes accrued dividend equivalents through December 31, 2009 on the RSUs included in Column (g). Accrued dividends will be paid in cash upon vesting.

(6) For each named executive officer, the first number in Column (i) is the maximum number of PSUs awarded for the 2009-2011 performance cycle. The second number in Column (i) is the maximum number of PSUs awarded for the 2008-2010 performance cycle. Based on progress to date against goals, amounts presented in Column (i) for the 2009-2011 performance cycle are at maximum, which is 250% of target, and amounts presented in Column (i) for the 2008-2010 performance cycle are at maximum, which is 250% of target. The actual number of PSUs earned, if any, will be determined at the end of each performance cycle and may be less than the amount reflected in Column (i).

(7) Column (j) contains the value of PSUs reported in Column (i) using the price per share of our Common Stock of $35.79, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2009, the last trading day of 2009.

Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts paid to or received by our named executive officers during 2009 as a result of the exercise of stock options or the vesting of stock awards.

Option Exercises and Stock Vested 2009

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
D. J. West	—	—	38,175	1,366,283
H. P. Alfonso	—	—	10,875	389,216
	—	—	6,058[3]	243,793
J. P. Bilbrey	—	—	10,350	370,427
	—	—	5,000[4]	195,738
T. L. O'Day	—	—	—	—
B. H. Snyder	—	—	9,225	330,163
	—	—	5,000[5]	187,875

(1) None of the named executive officers exercised stock options in 2009. Therefore no values are shown in Column (b), the number of stock options exercised by the named executive officer during 2009, or Column (c), the market value at the time of exercise of the shares purchased less the exercise price paid.

(2) As results were below the financial targets set at the beginning of the 2007-2009 PSU performance cycle that ended on December 31, 2009, no payments were made to any executives for the 2007-2009 performance cycle. Consequently, no awards are included in Column (d) with respect to PSU awards for the 2007-2009 performance cycle. The results of the 2008-2009 PSU performance cycle that ended on December 31, 2009 exceeded the financial targets, and are reflected at maximum award level in Column (d), 150% of target. Per the terms of the 2008-2009 performance cycle award, any PSUs earned for the 2007-2009 performance cycle would have reduced the total PSUs earned for the 2008-2009 performance cycle. Since no units were earned for the 2007-2009 performance cycle, no reduction of the 2008-2009 performance cycle units was made.

Column (d) includes the number of PSUs from the 2008-2009 cycle that ended on December 31, 2009 that was determined by the Committee, or by the independent members of our Board in the case of Mr. West, to be earned. These PSUs were paid in February 2010. In accordance with the PSU award, each PSU represents one share of our Common Stock valued in Column (e) at $35.79, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2009, the last trading day of 2009.

Column (d) also includes the number of RSUs that vested in 2009 as a result of prior year awards. These awards are described in more detail in the following footnotes.

(3) On May 1, 2009, 2,558 RSUs awarded to Mr. Alfonso in 2007 vested. Mr. Alfonso elected to defer 100% of this award. On the vesting date of these RSUs, Mr. Alfonso received a cash payment of $6,018, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet tax obligations on the deferred portion of his award, resulting in deferral of all 2,558 shares.

On July 17, 2009, 3,000 RSUs awarded to Mr. Alfonso in 2006 vested. Mr. Alfonso elected to defer 75% of this award payment and receive immediate payment in shares of the Company's Common Stock for the remaining 25%. On the vesting date of these RSUs, Mr. Alfonso received a cash payment of $10,380, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet tax obligations on the deferred portion of his award, resulting in deferral of 2,250 shares. Based on Mr. Alfonso's deferral election, these 2,250 RSUs will be paid as shares of Common Stock, net of applicable taxes in 2013. Mr. Alfonso utilized the remaining net cash received in lieu of dividends on the RSUs designated for deferral along with the net cash received in lieu of dividends on the RSUs designated for immediate payment in shares and liquidated 75 RSUs to meet tax obligations on the portion designated for immediate payment, resulting in his receipt of 675 shares of the Company's Common Stock.

On September 1, 2009, 500 RSUs awarded to Mr. Alfonso in 2006 vested. Mr. Alfonso elected to defer 75% of this award payment and receive immediate payment in shares of the Company's Common Stock for the remaining 25%. On the vesting date of these RSUs, Mr. Alfonso received a cash payment of $1,744, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet tax obligations on the deferred portion of his award, resulting in deferral of 375 shares. Based on Mr. Alfonso's deferral election, these 375 RSUs will be paid as shares of Common Stock, net of applicable taxes in 2011. Mr. Alfonso utilized the remaining net cash received in lieu of dividends on the RSUs designated for deferral along with the net cash received in lieu of dividends on the RSUs designated for immediate payment in shares and liquidated 14 RSUs to meet tax obligations on the portion designated for immediate payment, resulting in his receipt of 111 shares of the Company's Common Stock.

The value of the RSUs paid to or deferred by Mr. Alfonso was based on the closing price of the Company's Common Stock on the trading day prescribed by the Incentive Plan. Required tax withholdings were deducted from all payments. Column (e) reflects the value of the 6,058 shares realized by Mr. Alfonso as the result of vesting of RSUs in 2009 and the cash equivalent of dividends payable on the RSUs vesting in 2009.

(4) On July 3, 2009, 3,750 RSUs awarded to Mr. Bilbrey in 2008 vested. Mr. Bilbrey elected to receive immediate payment in shares of the Company's Common Stock. In addition, Mr. Bilbrey received a cash payment of $4,463, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Bilbrey utilized the net cash received in lieu of dividends on the RSUs and liquidated 1,086 RSUs to meet tax obligations, resulting in his receipt of 2,664 shares of the Company's Common Stock.

On August 8, 2009, 1,250 RSUs awarded to Mr. Bilbrey in 2005 vested. Mr. Bilbrey elected to receive payment for his RSUs in cash and received a gross payment of $48,925. On the vesting date of these RSUs, Mr. Bilbrey also received a cash payment of $5,550, equivalent to dividends that would have been earned on the RSUs had he held Common Stock instead of RSUs during the vesting period. Required tax withholdings were deducted from both payments.

The value of the RSUs paid to Mr. Bilbrey was based on the closing price of the Company's Common Stock on the trading day prescribed by the Incentive Plan. Required tax withholdings were deducted from all payments. Column (e) reflects the value of the 5,000 shares realized by Mr. Bilbrey as the result of vesting of RSUs in 2009 and the cash equivalent of dividends payable on the RSUs vesting in 2009.

(5) On December 31, 2009, 5,000 RSUs awarded to Mr. Snyder in 2008 vested. Mr. Snyder elected to receive immediate payment in shares of the Company's Common Stock. In addition, Mr. Snyder received a cash payment of $8,925, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Snyder utilized the net cash received in lieu of dividends on the RSUs and liquidated 1,409 RSUs to meet tax obligations, resulting in his receipt of 3,591 shares of the Company's Common Stock. Column (e) reflects the market value of the 5,000 shares on the vesting date and the cash equivalent of dividends paid on the vesting date.

Pension Benefits

Each of the named executive officers, with the exception of Mr. O'Day, is a participant in our tax-qualified defined benefit pension plan and is fully vested in his benefit under that plan. Messrs. West, Bilbrey and Snyder, were eligible to participate in our non-qualified defined benefit Supplemental Executive Retirement Plan, or DB SERP. With the exception of Mr. West, whose eligibility for a DB SERP benefit is described below, no benefit is payable under the DB SERP if the executive officer terminates employment prior to age 55 or if he or she does not have five years of service with the Company. As of December 31, 2009, Mr. Snyder had attained age 55 with five years of service.

The combination of the tax-qualified and DB SERP plans was designed to provide a benefit on retirement at or after reaching age 60 based on a joint and survivor annuity equal to 55% of final average compensation for an executive officer with 15 or more years of service (reduced pro rata for each year of service under 15). Effective January 1, 2007, the benefit payable under the DB SERP to an executive officer who was age 50 or over as of January 1, 2007 was reduced by 10%, and the benefit payable to an executive officer who had not attained age 50 as of January 1, 2007, was reduced by 20%. The benefits payable to Messrs. Bilbrey and Snyder were reduced by 10% and the benefit payable to Mr. West was reduced by 20%.

Final average compensation is calculated as the sum of (i) the average of the highest three calendar years of base salary paid over the last five years of employment with the Company and (ii) the average of the highest three annual incentive program awards for the last five years of employment with the Company, whether received or deferred. The benefit accrued under the DB SERP is payable upon retirement in a lump sum, a life annuity with 50% benefit continuation to the participant's surviving spouse, or payment may be deferred in accordance with the provisions of the Company's Deferred Compensation Plan. The lump sum is equal to the actuarial present value of the joint and survivor pension earned, reduced by the lump sum value of the benefits to be paid under the tax-qualified defined benefit pension plan and the value of the executive's Social Security benefits. If the executive officer terminates employment after age 55 but before age 60, the benefit is reduced for early retirement at a rate of 5% per year for the period until the executive would have turned 60.

Our employment agreement with Mr. West contains special provisions relating to the vesting of his benefit under the DB SERP. Under the employment agreement, Mr. West was fully vested in his accrued DB SERP benefit as of January 2, 2008. If Mr. West terminates employment prior to age 60, the benefit payable upon termination is reduced for early retirement at a rate of 5% per year for the period between termination and attainment of age 60.

The CLRP provides eligible participants the defined benefit he or she would have earned under our tax-qualified defined benefit pension plan were it not for the legal limitation on compensation used to determine benefits. An executive officer who is a participant in DB SERP is not eligible to participate in the CLRP, unless he or she (i) ceases to be designated by the Committee as eligible to participate in the DB SERP prior to his or her termination of employment with the Company, or (ii) has his or her employment involuntarily terminated by the Company, other than for Cause. Such executive officer would then become eligible to participate in the CLRP and to receive a benefit for all years in which he or she would have been a participant of the CLRP, but for his or her designation by the Committee to be eligible to participate in the DB SERP. Executive officers who are eligible for both the DC SERP (described under Non-Qualified Deferred Compensation below) and the tax-qualified defined benefit pension plan receive an additional credit under the CLRP equal to 3% of eligible earnings less the IRS annual limitation on compensation.
Mr. Alfonso is the only named executive officer eligible for the CLRP. Upon separation, benefits under the CLRP are payable in a single lump sum or may be deferred into the Deferred Compensation Plan. A participant is eligible for his or her CLRP benefit upon separation from service (subject to the provisions of section 409A) after five years of service or attaining age 55 (unless the participant is terminated for Cause). Payment is also made to the estate of a participant who dies prior to separation from service. Participants who become disabled are 100% vested in their benefit and continue to accrue additional benefits for up to two additional years.

The following table and explanatory footnotes provide information regarding the present value of benefits accrued under the tax-qualified defined benefit pension plan, as applicable, and the DB SERP or CLRP for each named executive officer as of December 31, 2009. The amounts shown for the DB SERP reflect the reduction for the present value of the benefits under the tax-qualified defined benefit pension plan and Social Security benefits.

Pension Benefits
2009

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
D. J. West	Tax-Qualified Defined Benefit Pension Plan	9	129,959	—
	DB SERP	9	3,136,977	—
H. P. Alfonso	Tax-Qualified Defined Benefit Pension Plan	3	18,033	—
	CLRP	3	24,871	—
J. P. Bilbrey	Tax-Qualified Defined Benefit Pension Plan	6	62,573	—
	DB SERP	6	1,574,503	—
T. L. O'Day	—	—	—	—
B. H. Snyder	Tax-Qualified Defined Benefit Pension Plan	27	449,834	—
	DB SERP	27	5,831,854	—

(1) These amounts have been calculated using interest rate, mortality and other assumptions consistent with those used for financial reporting purposes as set forth in Note 14 to the Company's Consolidated Financial Statements included in our 2009 Annual Report to Stockholders which accompanies this proxy statement. The actual payments would differ due to plan assumptions. The estimated vested DB SERP benefit as of December 31, 2009 for Mr. West was $2,621,211 and for Mr. Snyder was $5,883,667. The amounts are based on final average compensation of each named executive officer under the terms of the DB SERP as of December 31, 2009:

Name	Final Average Compensation ($)
D. J. West	1,612,710
H. P. Alfonso	N/A
J. P. Bilbrey	855,607
T. L. O'Day	N/A
B. H. Snyder	852,392

Non-Qualified Deferred Compensation

Our named executive officers are eligible to participate in The Hershey Company Deferred Compensation Plan. The Deferred Compensation Plan is a non-qualified plan that permits participants to defer receipt of compensation otherwise payable to them. The Deferred

Compensation Plan is intended to secure the goodwill and loyalty of participants by enabling them to defer compensation when the participants deem it to be beneficial to do so and by providing a vehicle for the Company to provide, on a non-qualified basis, contributions which could not be made on the participants' behalf to the tax-qualified 401(k) Plan. The Company credits the Deferred Compensation Plan with a specified percentage of compensation for executive officers participating in the non-qualified DC SERP.

Our named executive officers may elect to defer payments to be received as a result of DB SERP, CLRP, the One Hershey Incentive Program, PSU and RSU awards, but not stock options. Amounts deferred are credited to the participant's account under the Deferred Compensation Plan. Amounts deferred are fully vested and will be paid at a future date or at termination of employment, as the participant may elect. DB SERP and CLRP payments designated for deferral are not credited as earned, but are credited in full upon the participant's retirement.

Payments are distributed in a lump sum or in annual installments of up to 15 years. All amounts are payable in a lump sum following a change in control. All elections and payments under the Deferred Compensation Plan are subject to compliance with section 409A which may limit elections and require a delay in payment of benefits in certain circumstances.

While deferred, amounts are credited with "earnings" as if they were invested as the participant elects in one or more investment options available under the Deferred Compensation Plan. The investment options under the Deferred Compensation Plan consist of investment in shares of our Common Stock or in mutual funds or other investments available to participants in our 401(k) Plan. The participants' accounts under the Deferred Compensation Plan will be adjusted daily, up or down, depending upon performance of the investment options elected.

Effective January 1, 2007, we began crediting the deferred compensation accounts of all employees, including the named executive officers, with the amount of employer matching contributions that exceed the limits established by the IRS for contribution to the 401(k) Plan. These amounts are credited in the first quarter of the year after they are earned. As shown in the Notes to the Summary Compensation Table beginning on page 62, these amounts are designated as "Supplemental 401(k) match" and are included as "All Other Compensation" in the year earned. These amounts are also included in Column (c) of the Non-Qualified Deferred Compensation table in the year earned. With the exception of Mr. O'Day, the named executive officers are fully vested in the Supplemental 401(k) match credits and will be paid at a future date or at termination of employment, as elected by the officer.

Effective January 1, 2007, we began crediting the deferred compensation accounts of all employees hired on or after January 1, 2007, including eligible named executive officers, with the amount of core retirement contributions that exceed the limits established by the IRS for contribution to the 401(k) Plan. These amounts are credited in the first quarter of the year after they are earned. As shown in the Notes to the Summary Compensation Table, these amounts are designated as "Supplemental Core Retirement Contribution" and are included as "All Other Compensation" in the year earned. These amounts are also included in Column (c) of the Non-Qualified Deferred Compensation table in the year earned. Mr. O'Day is the only named executive officer eligible for the Supplemental Core Retirement Contribution credit. Mr. O'Day will vest in the Supplemental Core Retirement Contribution credit on the third anniversary of his employment.

Messrs. Alfonso and O'Day are eligible to participate in our DC SERP, a part of the Deferred Compensation Plan. The DC SERP provides annual allocations to the Deferred Compensation

Plan equal to a percentage of compensation determined by the Committee in its sole discretion. In order to receive the annual DC SERP allocation, an executive officer must (i) defer in the 401(k) Plan the maximum amount allowed by the Company or IRS and (ii) be employed on the last day of the plan year unless he or she terminates employment while at least age 55, retires, dies or becomes disabled. After completing five years of service with the Company, an executive officer is vested in 10% increments based on his or her age. An executive age 46 with five years of service is 10% vested and an executive age 55 with five years of service is 100% vested. Mr. Alfonso's and Mr. O'Day's annual DC SERP allocation is equal to 12.5% of base salary and One Hershey Incentive Program award for the calendar year, whether paid or deferred.

The following table sets forth information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during 2009 and the aggregate balance of the accounts as of December 31, 2009.

Non-Qualified Deferred Compensation 2009

Name	Executive Contributions in Last Fiscal Year(1) ($)	Registrant Contributions in Last Fiscal Year(2) ($)	Aggregate Earnings in Last Fiscal Year(3) ($)	Aggregate Withdrawals/ Distributions(4) ($)	Aggregate Balance at Last Fiscal Year-End(5) ($)
(a)	(b)	(c)	(d)	(e)	(f)
D. J. West	—	86,484	28,058	—	165,795
H. P. Alfonso	192,075	144,320	73,884	—	809,318
J. P. Bilbrey	—	33,191	55,644	—	795,414
T. L. O'Day	—	75,086	1,419	—	79,750
B. H. Snyder	—	26,387	9,324	—	53,718

(1) Column (b) reflects amounts that otherwise would have been received by Mr. Alfonso during 2009 as payment of RSU awards, but which were deferred under the Deferred Compensation Plan.

The amount deferred by Mr. Alfonso, $192,075, represents the deferred portion of his 2007 RSU award that vested on May 1, 2009, and 2006 RSU awards that vested July 17, 2009 and September 1, 2009. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet the tax obligations on these three deferred awards. The value of Mr. Alfonso's 2007 RSU award is included in the amount listed for 2007 in Column (e) of the Summary Compensation Table of this proxy statement. The value of his 2006 RSU award is not listed in the Summary Compensation Table of this proxy statement.

(2) Column (c) reflects the Deferred Compensation Plan Supplemental Core Retirement Contribution and Supplemental 401(k) match contributions earned by each named executive officer in 2009. For Messrs. Alfonso and O'Day, this column also reflects the DC SERP contribution earned in 2009. These amounts are included in the Summary Compensation Table of this proxy statement.

(3) Column (d) reflects the amount of adjustment made to each named executive officer's account during 2009 to reflect the performance of the investment options chosen by the officer. Amounts reported in Column (d) were not required to be reported as compensation in our Summary Compensation Table.

(4) Column (e) reflects payments and withdrawals made for each named officer.

(5) Column (f) reflects the aggregate balance credited to each named executive officer as of December 31, 2009, including the 2009 amounts reflected in Columns (b), (c) and (d). The following table indicates the portion of the balance that reflects amounts disclosed in a Summary Compensation Table included in proxy statements for years prior to 2009.

Name	Amount Reported in Previous Years ($)
D. J. West	58,017
H. P. Alfonso	494,891
J. P. Bilbrey	210,740
T. L. O'Day	—
B. H. Snyder	20,873

Potential Payments Upon Termination or Change in Control

We have entered into an employment agreement with Mr. West and maintain plans covering our executive officers that will require us to provide incremental compensation in the event of involuntary termination of employment or a change in control. We describe these obligations below.

Overview

We entered into an employment agreement with Mr. West at the time of his promotion to the position of President in October 2007. The agreement has a term of three years and renews daily. The agreement provides for Mr. West's employment as our President and effective December 1, 2007 as President and Chief Executive Officer and contains provisions relating to his responsibilities, compensation, confidentiality, non-competition and non-solicitation commitments and agreements, and payments, if any, to be made to him upon termination of employment. Mr. West and our other named executive officers participate in the Executive Benefits Protection Plan (Group 3A), or EBPP, amended as of October 9, 2009. The EBPP is intended to help us attract and retain qualified executive employees and maintain a stable work environment by making a provision for the protection of covered executives in connection with a change in control of Hershey or termination of employment under certain circumstances.

Each of our named executive officers was required to sign an Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA, as a condition to receiving long-term incentive compensation awards such as stock options and PSUs. The ECRCA obligates the executive officer to not disclose or misuse our confidential and proprietary information or, for a period of 12 months following termination, carry on any activities that compete with our business.

Termination of employment and a change in control also impact PSUs, RSUs and stock option awards we have made, as well as benefits payable under our employee benefit plans.

The following narrative takes each termination of employment situation – voluntary resignation, discharge for Cause, death, disability, discharge without Cause, and resignation for Good Reason – and a change in control of the Company, and describes the additional amounts, if any, that the Company would pay or provide to Messrs. West, Alfonso, Bilbrey, O'Day and Snyder, or their beneficiaries as a result. The narrative below and the amounts shown reflect certain assumptions we have made in accordance with SEC rules. These assumptions are that the termination of employment or change in control occurred on December 31, 2009 and that the value of a share of our Common Stock on that day was $35.79, the closing price on the New York Stock Exchange on December 31, 2009, the last trading day of 2009.

In addition, in keeping with SEC rules, the following narrative and amounts do not include payments and benefits which are not enhanced by the termination of employment or change in control. These payments and benefits include:

- Benefits accrued under the Company's broad-based tax-qualified 401(k) Plan and tax-qualified defined benefit pension plan;
- Accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company's salaried employees generally;
- Supplemental 401(k) match provided to the named executive officers on the same basis as all other employees eligible for Supplemental 401(k) match;
- Vested benefits accrued under the DB SERP and account balances held under the Deferred Compensation Plan as described above beginning on pages 71 and 73; and
- Stock options which have vested and become exercisable prior to the employment termination or change in control.

The payments and benefits described in the five bullet points above are referred to in the following discussion as the executive officer's "vested benefits."

Voluntary Resignation

We are not obligated to pay amounts over and above vested benefits to a named executive officer who voluntarily resigns. Vested stock options may not be exercised after the named executive officer's resignation date unless the officer is age 55 or older, as described in Treatment of Stock Options upon Retirement, Death or Disability below. Mr. West's vested benefits include his DB SERP benefit per the terms of his employment agreement.

Discharge for Cause

If we terminate a named executive officer's employment for Cause, we are not obligated to pay the officer any amounts over and above the vested benefits. The named executive officer's right to exercise vested options expires upon discharge for Cause, and amounts otherwise payable under the DB SERP are subject to forfeiture at the Company's discretion. In general, a discharge will be for Cause if the executive has intentionally failed to perform his or her duties or engaged in illegal or gross misconduct that harms the Company. Mr. West's vested benefits include his DB SERP benefit per the terms of his employment agreement.

Death or Disability

If an executive officer dies and has not met the vesting requirements to be eligible to receive a benefit from the DB SERP, no benefits are paid. Messrs. West and Snyder were fully vested in their DB SERP benefits as of December 31, 2009.

A maximum monthly long-term disability benefit of $35,000 is provided for Mr. West and $25,000 for all other named executive officers in the event of long-term disability. Long-term disability benefits are payable until age 65. Long-term disability benefits are offset by other benefits such as Social Security. The maximum amount of the monthly long-term disability payments from all sources, assuming long-term disability on December 31, 2009, is set forth in the tables below. The additional lump sum DB SERP amount that would be payable for Messrs. West and Bilbrey at age 65, attributable to vesting and benefit service credited during the disability period for the DB SERP, if the executive's disability started on December 31, 2009, is shown on the table below.

Mr. Alfonso participates in the CLRP which provides two additional years of credit after approval for long-term disability benefits. Mr. O'Day is eligible for the Supplemental Core Retirement Contribution and would receive two additional years of Supplemental Core Retirement Contribution credit after approval for long-term disability benefits. Messrs. Alfonso and O'Day participate in the DC SERP which provides two additional years of credit after approval for long-term disability benefits. Those amounts are listed in the table below:

	Long-Term Disability Benefit			
Name	**Maximum Monthly Amount ($)**	**Years and Months to Age 65 (#)**	**Total of Payments to Age 65 ($)**	**Lump Sum DB SERP/ DC SERP Benefit ($)**
D. J. West	35,000	18 years 3 months	7,665,000	4,746,061(1)
H. P. Alfonso	25,000	12 years 6 months	3,750,000	567,252(2)
J. P. Bilbrey	25,000	11 years 7 months	3,475,000	4,101,229(1)
T. L. O'Day	25,000	4 years 6 months	1,350,000	288,251(2)
B. H. Snyder	25,000	2 years 11 months	875,000	—(3)

(1) Reflects additional lump sum amount of DB SERP benefit payable at age 65 attributable to vesting and benefit service credited during the disability period.

(2) Reflects vesting of DC SERP and other non-vested retirement benefits upon disability.

(3) Mr. Snyder has exceeded the DB SERP age and service requirements and would receive no incremental amount if he became disabled.

Treatment of Stock Options upon Retirement, Death or Disability

The Incentive Plan provides that all vested stock options remain exercisable for five years following termination due to retirement after age 55, death or disability, but not beyond the original term of the option. Options that are not vested at the time of retirement, death or disability will continue to vest throughout the five-year period following retirement, death or disability according to the original vesting schedule established at the grant date. The following table provides the number of unvested stock options as of December 31, 2009 that would have become vested and remained exercisable during the five-year period following death or disability, or retirement, if applicable, on December 31, 2009, and the value of those options based on the excess of the fair market value of our Common Stock on December 31, 2009 over the option exercise price. Messrs. O'Day and Snyder were retirement eligible on December 31, 2009.

	Stock Options	
Name	**Number(1) (#)**	**Value(2) ($)**
D. J. West	518,031	254,241
H. P. Alfonso	140,347	80,509
J. P. Bilbrey	167,876	87,165
T. L. O'Day	72,369	62,137
B. H. Snyder	127,773	60,588

(1) Total number of unvested options as of December 31, 2009.

(2) Difference between $35.79 closing price for our Common Stock on December 31, 2009 and exercise price for each option. Options, once vested, may be exercised at any time during the five years after employment termination due to retirement after age 55, death or disability, but not later than the option expiration date.

Treatment of RSUs upon Retirement, Death or Disability

Upon retirement any RSUs held by executive officers that are not vested are forfeited.

A prorated portion of any unvested RSU award vests upon death or disability. The prorated number of RSUs is based upon the number of full and partial calendar months from the grant date to the date of death or disability divided by the full and partial calendar months from the grant date to the end of the restriction period multiplied by the number of RSUs originally granted. The following table summarizes the unvested RSU awards that would have vested on December 31, 2009 if the executive's employment terminated that day due to death or disability.

	Restricted Stock Units	
Name	**Number[(1)] (#)**	**Value[(2)] ($)**
D. J. West	—	—
H. P. Alfonso	2,763	98,888
J. P. Bilbrey	7,517	269,033
T. L. O'Day	—	—
B. H. Snyder	3,064	109,661

(1) Prorated number of unvested RSUs as of December 31, 2009.

(2) Value of shares based on $35.79 closing price for our Common Stock on December 31, 2009.

Discharge Not for Cause; Resignation for Good Reason

Our employment agreement with Mr. West obligates the Company to pay severance benefits if we terminate his employment for reasons other than for Cause or if Mr. West resigns for Good Reason. Mr. West will have Good Reason to resign if there is a material breach of the employment agreement by the Company, including a failure to maintain Mr. West in his current positions, adversely changing his authority or responsibilities, failing to pay or provide agreed-upon compensation and benefits, or giving notice to stop the daily renewal of the term of the employment agreement. Mr. West must give the Company notice and an opportunity to cure the breach before resigning for Good Reason. The severance benefits payable to Mr. West are a lump sum equal to a pro rata One Hershey Incentive Program award for the year of termination based on actual Company results plus two times his annual base salary and target One Hershey Incentive Program award for the year of termination, and continuation of health and other benefits for five years, subject to reduction for benefits received from a subsequent employer. In addition, any unvested stock options held by Mr. West will remain outstanding and continue to vest during the two-year period following termination of employment.

With respect to the named executive officers other than Mr. West, under the EBPP, we have agreed to two times base salary paid in a lump sum if we terminate the executive officer's active employment without Cause. In addition, under the EBPP, we have agreed to provide a pro rata payment of the One Hershey Incentive Program award for the year in which termination occurs. We have also agreed to provide, pursuant to the EBPP, additional severance payments in the amount which the executive officer would have been eligible to receive under the One Hershey

Incentive Program for a period of two years following termination. These benefits are also payable if the executive officer resigns from active employment for Good Reason. Good Reason arises under the EBPP if we appoint a new Chief Executive Officer and, during the first two years of his or her tenure, the executive officer's position, authority, duties or responsibilities are diminished or base salary is reduced. If an executive officer's employment is terminated for reasons other than for Cause or for Good Reason, the Company will continue the executive's welfare benefits, excluding disability coverage and excluding coverage under all tax-qualified retirement plans, for a period of two years. If an executive officer is under age 55 and his or her employment is terminated for reasons other than for Cause or for Good Reason, the executive will be eligible to exercise all vested stock options and a prorated portion of his or her unvested stock options held on the date of separation from service for a period of 120 days following separation. If the executive officer is age 55 or older and his or her employment is terminated for reasons other than for Cause or for Good Reason, the executive will be entitled to exercise (provided any vesting requirement has been satisfied as of the date of exercise) any outstanding stock options until the earlier of five years from the date of termination or the expiration of the options. In addition, if an executive officer's employment is terminated for reasons other than for Cause or for Good Reason, the executive will receive payment for a prorated portion of any unvested RSUs held on the date of separation from service.

The following table summarizes the amount of severance benefits that would be payable to the named executive officer had his employment terminated on December 31, 2009, under circumstances entitling the officer to severance benefits as described above:

Name	Two Years Salary ($)	Two Years One Hershey Incentive Program at Target ($)	Value of Benefits Continuation(1) ($)	Total ($)
D. J. West	2,000,000	2,000,000	59,283(2)	4,059,283
H. P. Alfonso	1,000,000	700,000	8,501	1,708,501
J. P. Bilbrey	1,100,000	825,000	23,877	1,948,877
T. L. O'Day	900,000	540,000	7,263	1,447,263
B. H. Snyder	970,000	582,000	7,263	1,559,263

(1) Reflects amount of medical, dental and vision continuation premiums paid by the Company during the two years following termination for each executive except Mr. West.

(2) Mr. West's employment agreement provides for continuation of medical and dental coverage for a period of five years following discharge not for Cause or resignation for Good Reason. The amount shown above includes that cost and the value of vision coverage for a period of two years.

Information with respect to stock options and RSUs held by each executive officer as of December 31, 2009 appears in the Outstanding Equity Awards table.

Change in Control

Special provisions apply if a change in control occurs. In general, a change in control will occur if the Milton Hershey School Trust no longer owns voting control of the Company and another person or group acquires 25% or more of the combined voting power of our voting stock, there is an unwelcome change in a majority of the members of our Board, or, if after our stockholders approve a merger or similar business transaction or a sale of substantially all of our assets, the Milton Hershey School Trust does not own voting control of the merged or acquiring company.

Our employment agreement with Mr. West provides that he is entitled to the benefits of the EBPP if a change in control occurs. The EBPP provides the vesting and payment of the following benefits upon a change in control to each of the named executive officers:

- A One Hershey Incentive Program payment for the year of the change in control at the greater of target or the estimated payment based on actual performance to the date of the change in control;
- A cash payment equal to the PSU award for the cycle ending in the year of the change in control at the greater of target or actual performance through the date of the change in control, with each PSU valued at the highest closing price for our Common Stock during the 60 days prior to the change in control;
- To the extent not vested, full vesting of benefits accrued under the DB SERP and the Deferred Compensation Plan;
- To the extent not vested, full vesting of benefits under the tax-qualified defined benefit pension plan and the 401(k) Plan; and
- Full vesting of outstanding PSU awards that are in the second year of the performance cycle at the time of the change in control and prorating of outstanding PSU awards that are in the first year of the performance cycle at the time of the change in control.

Our Incentive Plan provides for full vesting of all outstanding stock options and RSUs (including accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs) upon a change in control.

The following table and explanatory footnotes provide information with respect to the incremental amounts that would have vested and become payable on December 31, 2009 if a change in control occurred on that date:

Name	One Hershey Incentive Program Related Payment(1) ($)	PSU Related Payments(2) ($)	DB SERP/ DC SERP Benefits(3) ($)	Vesting of Stock Options(4) ($)	Vesting of Restricted Stock Units(5) ($)	Total ($)
D. J. West	1,000,000	3,025,971	—	254,241	—	4,280,212
H. P. Alfonso	350,000	923,745	300,473	80,509	122,645	1,777,372
J. P. Bilbrey	412,500	838,921	2,586,000	87,165	515,169	4,439,755
T. L. O'Day	270,000	422,322	101,684	62,137	—	856,143
B. H. Snyder	291,000	691,490	—	60,588	187,875	1,230,953

(1) Amounts reflect 2009 target award since termination is presumed to occur on the last day of the year.

(2) Amounts reflect vesting of PSUs for the 2007-2009 performance cycle at 100% target and a value per PSU of $38.71, the highest closing price for our Common Stock during the last 60 days of 2009, vesting at target of the PSUs for the cycle ending December 31, 2010 and one-third of the PSUs for the cycle ending December 31, 2011, with a value per PSU of $35.79, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2009, the last trading day of 2009. No payment is included for the 2008-2009 performance cycle PSUs as units awarded for that cycle do not vest upon a change in control.

(3) Totals reflect full vesting of DB SERP and more favorable early retirement discount factors as provided under the EBPP. Messrs. West and Snyder are fully vested in their DB SERP benefit so no additional benefit is applicable. For Mr. Alfonso, the amount includes the vesting of his CLRP, DC SERP and other non-vested retirement benefits. For Mr. O'Day, the amount includes the vesting of his DC SERP and other non-vested retirement benefits.

(4) Reflects the value of unvested options that would vest upon a change in control based on the excess, if any, of the market value of our Common Stock of $35.79 on December 31, 2009 over the exercise price for the options. Information regarding unvested options as of December 31, 2009 can be found in the Outstanding Equity Awards table.

(5) Reflects the value of unvested RSUs that would vest upon a change in control based on the market value of our Common Stock of $35.79 on December 31, 2009, as well as the accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs. Information regarding unvested RSUs as of December 31, 2009 can be found in the Outstanding Equity Awards table.

Discharge Not for Cause or Resignation for Good Reason after Change in Control

If the named executive officer's employment is terminated by the Company without Cause or by the executive for Good Reason within two years after a change in control, we pay severance benefits to assist the executive in transitioning to new employment. Good Reason for this purpose means diminution of the executive's position, authority, duties or responsibilities; a reduction in base salary; the requirement that the executive engage in substantially greater business travel; failure to pay current compensation or to continue in effect short- and long-term compensation and employee and retirement benefits; or the failure to fund a grantor trust to support payment of amounts under the EBPP. The severance benefits under the EBPP for termination after a change in control in 2009 consist of:

- A lump sum cash payment equal to two (or, if less, the number of full and fractional years from the date of termination to the executive's 65th birthday, but not less than one) times the executive's base salary and the highest annual incentive program payment paid or payable during the three years preceding the year of the change in control (but not less than the annual incentive program target for the year of the change in control);
- Continuation of medical and other benefits for 24 months (or if less, the number of months until the executive attains age 65, but not less than 12 months), or payment of the value of such benefits if continuation is not permitted under the terms of the applicable plan;
- Outplacement services up to $35,000 and reimbursement for financial and tax preparation services;
- For participants in the DB SERP an enhanced benefit reflecting an additional two years' credit; and
- For participants in the DC SERP an enhanced benefit reflecting a cash payment equal to the applicable percentage rate multiplied by his or her annual base salary and last annual incentive pay calculated as if such amounts were paid during the years in the executive's severance period.

The EBPP also provides for a gross-up payment should the executive be subject to the excise tax on golden parachutes due to the receipt of severance benefits or as a result of the payment or vesting of stock options upon the change in control. In 2009 we amended the EBPP to limit the applicability of the excise tax gross-up feature to instances where the total payments potentially subject to the excise tax exceed by more than 10% the level at which the excise tax payments are required. The table below summarizes the severance payments, the tax gross-up payment and all other amounts that would have vested and become payable if a change in control occurred and the executive's employment terminated on December 31, 2009.

Name	Lump Sum Cash Severance Payment ($)	Value of Medical and Other Benefits Continuation[1] ($)	Value of Financial Planning and Outplacement[2] ($)	Value of Enhanced DB SERP/ DC SERP and 401(k) Benefit[3] ($)	Gross-up Payment for Excise Taxes[4] ($)	Total ($)
D. J. West	4,256,800	62,919[5]	54,100	1,903,186	4,221,057	10,498,062
H. P. Alfonso	1,789,120	10,433	48,118	357,824	1,563,772	3,769,267
J. P. Bilbrey	1,925,000	27,500	54,100	1,612,084	3,370,718	6,989,402
T. L. O'Day	1,440,000	12,936	35,000	288,000	1,030,058	2,805,994
B. H. Snyder	1,625,426	14,701	57,090	73,144	—	1,770,361

(1) Reflects amount of health and welfare benefit continuation premium paid by the Company over a two-year period and one-year Company obligation for the executive's Flexible Spending Account contribution.

(2) Value of financial planning and tax preparation continuation for two years following termination of employment plus outplacement services of $35,000.

(3) For Messrs. West, Bilbrey and Snyder, this value reflects the amount of enhanced DB SERP and lump sum amount of employer 401(k) matching amounts over a two-year period. For Mr. Alfonso, the value reflects the lump sum amount of DC SERP, CLRP and employer 401(k) matching amounts over a two-year period. For Mr. O'Day, the value reflects the lump sum amount of DC SERP, Supplemental Core Retirement Contribution, and employer 401(k) matching amounts over a two-year period.

(4) Gross-up payment for excise taxes for all named executive officers was determined using a transaction price of $35.79 and an individual tax rate of 40.58% for Messrs. West, Alfonso and O'Day, 41.18% for Mr. Bilbrey and 41.58% for Mr. Snyder. This payment was determined assuming all executives were involuntarily terminated on December 31, 2009; deemed to be "disqualified individuals"; and subject to the golden parachute rules under section 280G of the Internal Revenue Code.

(5) Mr. West's employment agreement provides for continuation of medical and dental coverage for a period of five years following termination due to change in control. The amount shown above includes that cost and the value of life insurance and vision coverage for a period of two years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

What is section 16(a) of the Securities Exchange Act of 1934?

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons owning more than 10% of our outstanding Common Stock or Class B Common Stock to file reports with the SEC showing their ownership and changes in ownership of Hershey securities. Based solely on our examination of these reports and on written representations provided to us, it is our opinion that all reports for 2009 have been timely filed with the exception of one report, involving the purchase of 100 shares of Common Stock by James E. Nevels, that was inadvertently filed after the due date.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

What is being disclosed in this section?

SEC regulations require that we disclose any transaction, or series of similar transactions, since the beginning of 2009, or any contemplated transactions, in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any of the following persons had or will have a direct or indirect material interest:

- Our directors or nominees for director;
- Our executive officers;
- Persons owning more than 5% of any class of our outstanding voting securities; or
- The immediate family members of any of the persons identified in the preceding three bullets.

The SEC refers to these types of transactions as *related person transactions* and to the persons listed in the bullets as *related persons*. The SEC is concerned about related person transactions because such transactions, if not properly monitored, may present risks of conflicts of interest or the appearance of conflicts of interest.

Does the Company have a policy to review, approve or ratify related person transactions?

Our Board has adopted a Related Person Transaction Policy that governs the review, approval or ratification of related person transactions. The Related Person Transaction Policy may be viewed on our corporate website, www.hersheys.com, in the Investor Relations section.

Under our policy, each related person transaction, and any significant amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our Board composed solely of independent directors who have no interest in the transaction. We refer to each such committee as a Reviewing Committee. The policy also permits the disinterested members of the full Board to act as a Reviewing Committee.

The Board has designated the Governance Committee as the Reviewing Committee primarily responsible for the administration of the Related Person Transaction Policy. In addition, the Board has designated special Reviewing Committees to oversee certain transactions involving the Company and Hershey Trust Company, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. To learn more about these special Reviewing Committees, please see the answer to the fourth question in this section below. Finally, the policy provides that the Compensation and Executive Organization Committee will review and approve, or review and recommend to the Board for approval, any employment relationship or transaction involving an executive officer of the Company and any related compensation.

When reviewing, approving or ratifying a related person transaction, the Reviewing Committee will examine several things, including the approximate dollar value of the transaction and all material facts about the related person's interest in, or relationship to, the transaction. If the related person transaction involves an outside director or nominee for director, the Reviewing Committee may also consider whether the transaction would compromise the director's status as an "independent director," "outside director" or "non-employee director" under our Corporate Governance Guidelines and rules and regulations of the New York Stock Exchange, the Internal Revenue Code or the Securities Exchange Act of 1934, as amended.

Was the Company a participant in any related person transactions in 2009, or does the Company currently contemplate being a participant in any related person transactions in 2010, involving our directors, executive officers or their immediate family members?

We were not a participant in any related person transactions in 2009, and do not currently contemplate being a participant in any related person transactions in 2010, involving our directors, executive officers or their immediate family members.

Was the Company a participant in any related person transactions in 2009, or does the Company currently contemplate being a participant in any related person transactions in 2010, involving a stockholder owning more than 5% of any class of the Company's securities?

We engage in certain transactions with Milton Hershey School, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. As discussed in the next question, many of these transactions are immaterial, ordinary course transactions and are not considered related person transactions. However, from time to time we also engage in certain related person transactions with the Milton Hershey School Trust and its affiliates.

Our Board has directed that a special Reviewing Committee composed of the directors elected by the holders of the Common Stock voting separately as a class and having no affiliation with the Milton Hershey School Trust or its affiliates review and make recommendations to the Board regarding these transactions. However, the Board has also directed that, if there are no directors on the Board who were elected by the holders of our Common Stock voting separately, such transactions will be reviewed by the independent members of the Executive Committee who have no affiliation with the Milton Hershey School Trust or its affiliates.

We were not a participant in any related person transactions in 2009, and do not currently contemplate being a participant in any related person transactions in 2010, involving the Milton Hershey School Trust, its affiliates or any other stockholder owning more than 5% of any class of the Company's securities.

Did the Company engage in other transactions with the Milton Hershey School Trust or its affiliates during 2009?

During 2009, we engaged in transactions in the ordinary course of our business with Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust. These transactions involved the sale or purchase of goods and services. The transactions were primarily with Hershey Entertainment & Resorts Company, a company that is wholly-owned by the Milton Hershey School Trust. All sales and purchases were made on terms and at prices we believe were generally available in the marketplace and were in amounts that are not material to us or to the Milton Hershey School Trust. Therefore, they are not related person transactions and do not have to be approved under our Related Person Transaction Policy. However, because of our relationship with the Milton Hershey School Trust, we have elected to disclose the aggregate amounts of these transactions for your information. In this regard:

- Our total sales to these entities in 2009 were approximately $1,412,000.
- Our total purchases from these entities in 2009 were approximately $2,779,000.

We do not expect that the types of transactions or the amount of payments will change materially in 2010.

The year 2009 marked the 100-year anniversary of Milton Hershey School. We participated in the celebration of the anniversary in several ways. We provided a special on-pack message on all standard and king-size HERSHEY'S Milk Chocolate and HERSHEY'S Milk Chocolate with Almonds bars thanking consumers for supporting Milton Hershey School through the purchase of our products. We also partnered with the celebrity, Queen Latifah, to help tell the story of Milton Hershey School and how the School has helped children in need for the past 100 years. Queen Latifah conducted a national media tour to share the School's story with consumers and to thank them for supporting the School through the purchase of our products. We also worked with our media agency to place on two independent television channels a documentary film about the School that the School developed at its sole cost and conducted public relations events to promote the premiere of the documentary. Our total expenditures in support of the anniversary were approximately $2,500,000 in 2009. During 2010, we expect to incur additional promotional costs associated with the anniversary of approximately $5,000,000. The story of Milton Hershey and his legacy reflects positively on our products and provides for us a unique promotional opportunity. Accordingly, we view expenditures related to the School's 100-year anniversary as ordinary promotional expenses and not transactions subject to approval under our Related Person Transaction policy.

We made a $200,000 contribution in 2009 to the M. S. Hershey Foundation to support The Hershey Story, The Museum on Chocolate Avenue, a new facility constructed by the Foundation in Hershey, Pennsylvania, to honor the life and legacy of our founder, Milton S. Hershey. We also made a $200,000 contribution to support The Hershey Story in 2010 and may consider additional contributions to the Foundation to support The Hershey Story in subsequent years based upon business conditions existing at that time. The Foundation was established by Mr. Hershey in 1935 to provide educational and cultural benefits for the residents of Hershey. The Foundation operates separately from the Milton Hershey School Trust; however, it is governed by a board of managers appointed by Hershey Trust Company, as trustee for the trust established by Mr. Hershey to benefit the Foundation, from the membership of the board of directors of Hershey Trust Company. LeRoy S. Zimmerman, an independent member of our Board of Directors and an independent member of the board of directors of Hershey Trust Company and the board of managers of Milton Hershey School, is also a member of the board of managers of the Foundation. Mr. Zimmerman receives no compensation for his service on the board of managers of the Foundation.

Finally, in 2009, we leased from the Milton Hershey School Trust a 14.5 acre parcel of land containing an 80,000 square foot distribution facility. The initial term of the lease expires in June 2010. We have the right to extend the lease for three additional one-year terms; however, we have notified the Milton Hershey School Trust that we do not intend to continue the lease beyond the initial term. Rent during calendar year 2009 was $240,000, or $20,000 per month, plus operating costs, maintenance and property taxes. Rent from January 1, 2010 through June 30, 2010 will be $120,000, or $20,000 per month, plus operating costs, maintenance and property taxes. Total rent for the entire period of our occupancy (including rent of $5,000 for a partial month's occupancy in December 2008) will be $365,000, plus operating costs, maintenance and property taxes. The lease was entered into on terms we believe were generally available in the marketplace and was not material to us or the Milton Hershey School Trust.

INFORMATION ABOUT THE 2011 ANNUAL MEETING

When is the 2011 annual meeting of stockholders?

Our 2011 annual meeting of stockholders will be held on April 28, 2011.

What is the deadline to submit a proposal for inclusion in the proxy materials for the 2011 annual meeting?

To be eligible for inclusion in the proxy materials for the 2011 annual meeting, a stockholder proposal must be received by our Corporate Secretary by the close of business on November 23, 2010.

What procedure should I follow if I intend to present a proposal or nominate a director from the floor at the 2011 annual meeting?

A stockholder may present a proposal not included in our 2011 proxy materials from the floor of the 2011 annual meeting only if our Corporate Secretary receives notice of the proposal, along with additional information required by our by-laws, during the time period beginning on January 5, 2011 and ending on February 4, 2011. Notice should be addressed to The Hershey Company, Attn: Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

The notice must contain the following additional information:

- The stockholder's name and address;
- The stockholder's shareholdings;
- A brief description of the proposal;
- A brief description of any financial or other interest the stockholder has in the proposal; and
- Any additional information that the SEC would require if the proposal were presented in a proxy statement.

A stockholder may nominate a director from the floor of the 2011 annual meeting only if our Corporate Secretary receives notice of the nomination, along with additional information required by our by-laws, during the time period beginning on January 5, 2011 and ending on February 4, 2011. The notice must contain the following additional information:

- The stockholder's name and address;
- A representation that the stockholder is a holder of record of any class of our equity securities;
- A representation that the stockholder intends to make the nomination in person or by proxy at the meeting;
- A description of any arrangement the stockholder has with the individual the stockholder plans to nominate and the reason for making the nomination;
- The nominee's name, address and biographical information;
- The written consent of the nominee to serve as a director if elected; and
- Any additional information regarding the nominee that the SEC would require if the nomination were included in a proxy statement regardless of whether the nomination may be included in such proxy statement.

Any stockholder holding 25% or more of the votes entitled to be cast at the annual meeting is not required to comply with these pre-notification requirements.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 22, 2010

APPENDIX A

THE HERSHEY COMPANY

CORPORATE GOVERNANCE GUIDELINES

I. ROLE OF THE BOARD OF DIRECTORS

The business of The Hershey Company (the "Company") is carried out by its employees under the direction and supervision of its Chief Executive Officer ("CEO"). The business shall be managed under the direction of the board of directors ("Board"). In accordance with Delaware law, the role of the directors is to exercise their business judgment in the best interests of the Company. This role includes:

- review of the Company's performance, strategies and major decisions;
- oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

II. SELECTION AND COMPOSITION OF THE BOARD

A. Board Size

As set forth in the By-Laws of the Company ("By-Laws"), the Board has the power to fix the number of directors by resolution. The Company's Restated Certificate of Incorporation requires at least three directors. In fixing the number, the Board will be guided by the principle that a properly functioning Board is small enough to promote substantive discussions in which each member can actively participate, and large enough to offer diversity of background and expertise. The Board will consider whether it is of the appropriate size as part of its annual performance evaluation.

B. Board Membership Criteria

In selecting directors, the Board generally seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole. Directors should be of the highest integrity and well-respected in their fields, with superb judgment and the ability to learn the Company's business and express informed, useful and constructive views. In reviewing the qualifications of prospective directors, the Board will consider such factors as it deems appropriate in light of these guidelines, which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of the other Board members, and the extent to which any candidate would be a desirable addition to the Board and any committees of the Board. In general, the Board seeks individuals who are knowledgeable in fields including finance, international business, marketing, information technology, human resources and consumer products. All members of the Audit Committee must be financially literate and at least one member must have accounting or related financial management expertise and be an audit committee financial expert as defined in Item 407(d) of Regulation S-K of the Securities and Exchange Commission ("SEC"), or any successor provision.

C. Independence

The Board shall be composed of a majority of independent directors. In addition, the Company's Audit Committee, Compensation and Executive Organization Committee, Finance and Risk Management Committee, and Governance Committee shall consist solely of independent directors. At least annually, the directors shall determine which directors are independent. Rather than have one set of criteria for Board members as a whole and additional criteria for Audit Committee members, the Board will judge the independence of all directors based on the stringent standards applicable to Audit Committee members. No director will be considered independent unless the Board affirmatively determines that the director has no material relationship with the Company. Additionally, the independence of directors shall be determined based on the following criteria:

1. A director who receives (or, in the last three years, received) direct compensation as an employee or any consulting, advisory or other compensatory fees from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service), is not independent. A director whose immediate family member, other than an adult child who does not share a home with the director, receives or in the past three years received such compensation or fees from the Company is not independent. The receipt of such compensation or fees in any single year that does not (or did not) exceed $120,000, by a director's adult child who (i) does not share the director's home and has not shared the director's home within the last three years, and (ii) does not serve, and has not served within such period, as an elected or appointed officer of the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

2. A director who is (or, within the last three years, was) a partner, member, an officer such as a managing director occupying a comparable position or executive officer, of an entity to whom the company pays (or within the last three years paid) consulting, advisory or other compensatory fees for legal, consulting, investment banking or financial advisory services, is not independent. Payment of such fees to an entity where the director is a limited partner, non-managing member or a similar position where, in each case, the director has no active role in providing services to the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

3. A director who is a current partner or employee of a firm that is the Company's internal or external auditor is not independent. A director whose immediate family member is a current partner of such a firm, or is a current employee of such a firm and personally works on the Company's audit, is not independent. A director who was, or whose immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time is not independent.

4. A director who is (or, within the last three years, was) employed, or whose immediate family member is (or, within the last three years, was) employed, as an executive officer of another company where any of the Company's present executives serves (or, within the last three years, served) on that company's compensation committee is not independent.

5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1 million or 2% of such other company's consolidated gross revenues has an immaterial relationship that shall not preclude an independence determination for such director.

6. A director who is (or, within the last three years, was) an employee or a non-employee executive officer of the Company is not independent.

7. A director who is an immediate family member of an individual who is (or, within the last three years, was) an executive officer of the Company, whether as an employee or non-employee, is not independent.

8. A director who is an affiliated person of the Company, as defined under the rules of the SEC, is not independent; provided, however, if the director is an affiliated person solely because he or she sits on the board of directors of an affiliate of the Company, as defined under the rules of the SEC, then the director has an immaterial relationship with the Company that shall not preclude an independence determination for such director if he or she, except for being a director on each such board of directors, does not accept directly or indirectly any consulting, advisory, or other compensatory fee from either such entity, other than the receipt of only ordinary-course compensation for serving as a member of the board of directors, or any board committee of each such entity, and the director satisfies all other standards.

9. A director who is, or whose immediate family member is, an officer or employee of a non-profit organization to which the Company has donated more than $100,000 in any year within the last three years is not independent.

10. A director's participation in the Company's Charitable Awards Program or receipt of compensation and benefits for service as a director of the Company in accordance with Company policies and programs will be deemed an immaterial relationship with the Company that shall not preclude an independence determination for such director.

For purposes of application of these criteria, (i) "immediate family" shall be defined as including all individuals who are considered immediate family of a director under the regulations implementing the Sarbanes-Oxley Act, as well as all individuals who are considered immediate family of a director under the NYSE listing standards, (ii) a director's receipt of compensation for former service as an interim Chairman or CEO or other executive officer is considered an immaterial relationship that shall not preclude an independence determination for such director, and (iii) references to "Company" for purposes of determining independence, include any parent or subsidiary in a consolidated group with the Company. Directors shall notify the Chair of the Governance Committee and the Chairman and/or CEO prior to accepting a board position on any other organization, so that the effect, if any, of such position on the director's independence may be evaluated.

D. Selection of Board Members

Nomination of directors is the responsibility of the Governance Committee, all of whose members shall be independent directors. Recommendations may come from directors, shareholders or other sources. Recommendations may come from management, with the understanding that the Board is not required to consider candidates recommended by management. It is expected that all members of the Governance Committee will interview prospective candidates before their nominations are approved by the Committee. An offer to join the Board will be extended by the Chair of the Governance Committee or the Chairman of the Board if the Chairman is not also an officer or employee of the Company.

E. Tenure

1. The Board has not established term limits, and, given the value added by experienced directors who can provide a historical perspective, term limits are not considered appropriate. New ideas and diversity of views are maintained by careful selection of directors when vacancies occur. In addition, the performance of individual directors and the Board as a whole are reviewed annually, prior to the nomination of directors for vote by stockholders at each Annual Meeting.

2. When a director's principal occupation or business or institutional affiliation changes materially from that at the time of his or her first election to the Board, the director will tender his or her resignation by directing a letter of resignation to the Chair of the Governance Committee, except that if the director is the Chair of such committee, he or she shall direct the resignation to the Chairman of the Board or to the Chair of the Compensation and Executive Organization Committee if the Chair of the Governance Committee also serves as the Chairman of the Board. The Board will determine whether to accept such resignation. Pending the Board's final determination, such letter of resignation shall be deemed to be only preliminary consideration of resignation by the director, and not a final decision to resign, unless the director expresses a contrary intent in writing.

3. Directors will not be nominated for reelection after their 72nd birthday.

III. OPERATION OF THE BOARD

A. Chairman

The Chairman of the Board presides at all meetings of stockholders of the Company and of the Board and sees that all orders, resolutions and policies adopted or established by the Board are carried into effect. The Chairman of the Board is elected by and from the members of the Board and may, but need not, be the Chief Executive Officer or another officer of the Company.

B. Board Meetings

1. The Board will hold approximately six regular meetings per year, scheduled by resolution of the Board sufficiently far in advance to accommodate the schedules of the directors. Special meetings may be called at any time by the Chairman or a Vice Chairman of the Board (if any), or by the CEO, or by one-sixth (calculated to the nearest whole number) of the total number of directors constituting the Board, to address specific issues.

2. Agendas are established by the Chairman and sent in advance to the Board. Any director may submit agenda items for any meeting. A rolling agenda has been established, which includes a full annual review of the Company's strategic plan, quarterly reviews of the Company's financial performance, and committee reports and updates at each meeting on the business and other items of significance to the Company. Information relevant to agenda items shall be submitted to the Board in advance, and the agenda will be structured to allow appropriate time for discussion of important items.

C. Executive Sessions

Executive sessions are sessions of non-management directors. Executive sessions are held at the conclusion of each regular Board meeting, and at such other times as the non-management directors may determine, without the CEO or any other member of Company management present, to review such matters as may be appropriate, including the report of the outside auditors, the criteria upon which the performance of the CEO and other senior managers is based, the performance of the CEO measured against such criteria and the compensation of the CEO. If at any time the Board includes any non-management directors who are not independent, such directors shall be excluded from one executive session each year. Executive sessions are chaired by the Chairman of the Board or, in the Chairman's absence, a Vice Chairman of the Board (if any). If at any time the Chairman is also an officer of the Company, or if the Chairman is excluded from an executive session because he or she is a non-management director who is not independent, then the executive session shall be chaired by a Vice Chairman of the Board (if any) who meets the independence standards under these Guidelines. In the absence of an independent Vice Chairman, then executive sessions shall be chaired by an independent director assigned on a rotating basis. In addition, any director may call a special executive session to discuss a matter of significance to the Company and/or the Board.

D. Committees

All major decisions are made by the Board; however, the Board has established committees to enable it to handle certain matters in more depth. The committees are (1) Audit, (2) Governance, (3) Compensation and Executive Organization, (4) Finance and Risk Management and (5) Executive (or any successor to any of the foregoing committees having duties and responsibilities similar to such committee). Members are expected to serve on committees, as recommended by the Governance Committee and approved by the Board. Committee members serve at the pleasure of the Board, for such period of time as the Board may determine, consistent with these governance guidelines. All directors serving on the Audit, Governance, Finance and Risk Management, and Compensation and Executive Organization committees must be independent, as determined by the Board in accordance with these governance guidelines and as required by applicable law and regulation. The Executive Committee is made up of the Chairman of the Board and the chair of each of the other committees along with one other director appointed by the Board. Any transaction not in the ordinary course of business by and among the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, shall be reviewed and approved in advance by a special committee composed of the directors elected by the holders of Common Stock voting separately as a class, which special committee will make its recommendation to the Board regarding such potential transaction. If at any time there are no directors serving on the Board who were elected by the holders of the Common Stock voting separately as a class, then the independent members of the Executive Committee will serve as the special committee, provided, that no director who is an officer or director of or is otherwise affiliated with any of the above-listed entities shall participate in the review or approval of any such transaction on behalf of the Company. The charter of each committee is published on the Company's website and will be made available to any shareholder on request. Each committee chair shall report the highlights of the committee meeting to the full Board at the Board meeting following the committee meeting. The Chairman of the Board serves as chair of the Executive Committee. The chairs of the Audit Committee, the Governance Committee, the Finance and Risk Management Committee and the Compensation and Executive Organization Committee (the "Independent Committees") are recommended by the Governance Committee and approved by the Board. Under normal circumstances, following four consecutive years as the Chair of an Independent Committee, a director shall not serve again on such committee for at least one year after standing down as the Chair thereof. A Chair of an Independent Committee may be permitted to continue to serve on such committee with Board approval if the Board determines that the former Chair uniquely fills a specific need of such Committee. The structure and functioning of the committees shall be part of the annual Board evaluation.

E. Director Participation in Board and Committee Meetings

Each director is expected to participate actively in their respective committee meetings and in Board meetings. Directors are expected to attend all meetings and are expected to come prepared for a thorough discussion of agenda items. Directors are expected to attend the Company's Annual Meeting of Stockholders. Participation by directors will be reviewed as part of the annual assessment of the Board and its committees.

IV. ACCESS TO COMPANY PERSONNEL

Directors have full and free access to the Company's officers and employees. Division and function heads regularly make presentations to the Board and committees on subjects within their areas of responsibility. The CEO will invite other members of management to attend meetings or other Board functions as appropriate. Directors may initiate communication with any employee and/or invite any employee to any Board or committee meeting; however, they are expected to exercise judgment to protect the confidentiality of sensitive matters and to avoid disruption to the business, and they are expected to copy the CEO on written communications to company personnel under normal circumstances.

V. ACCESS TO OUTSIDE ADVISORS

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining approval of Company management in advance.

VI. TRAINING

A. Orientation

Each new Board member shall undergo an orientation designed to educate the director about the Company and his/her obligations as a director. At a minimum, the orientation shall include meetings with several members of the Hershey Executive Team and the Governance and Compliance Officer, a tour of key facilities and review of reference materials regarding the Company and corporate governance, the Company's strategic plan and the last annual report.

B. Ongoing Education

The Company will pay reasonable expenses for each director to attend at least one relevant continuing education program each year. Directors are encouraged but not required to attend. In addition, the Company will keep directors informed of significant developments as appropriate. Each Board meeting shall include a report to directors on (1) significant business developments affecting the Company, (2) significant legal developments affecting the Company, and (3) if and as necessary, significant legal developments affecting the Board members' obligations as directors.

VII. OVERSIGHT OF MANAGEMENT

A. Review of CEO Performance and Compensation

The independent directors, together with the Compensation and Executive Organization Committee, monitor the performance of the CEO. Annually they shall review the performance appraisal of the CEO performed by the Compensation and Executive Organization Committee and shall review and approve the CEO's compensation recommended by such committee.

B. Review of Strategic Plan

The Board shall review the Company's strategic plan annually. All Board members are expected to participate in an active review. The CEO will invite to the review members of management with responsibility for key divisions and functions and any other personnel the CEO deems helpful, for purposes of providing information sufficient to facilitate a full and frank discussion.

C. Management Succession

1. The Board shall review management succession plans annually. This shall include review by the Board of organization strength and management development and succession plans for each member of the Company's executive team. The Board shall also maintain and review annually, or more often if appropriate, a succession plan for the CEO.

2. If the President, CEO and/or Chairman of the Board is unable to perform for any reason, including death, incapacity, termination, or resignation before a replacement is elected, then: (1) if the Company is without a Chairman of the Board, the Vice Chairman of the Board, if any, shall serve as Chairman until a replacement is elected or, in the case of temporary incapacity, until the Board determines that the incapacity has ended, and in the absence of a Vice Chairman of the Board, the Chair of the Governance Committee or, in his or her absence, the Chair of the Compensation and Executive Organization Committee, shall serve in such capacity; (2) if the Company is without a President and CEO, the interim President and CEO shall be the officer of the Company approved by the Board, taking into consideration the annual recommendation of the CEO; (3) in the case of incapacity of the President, CEO and/or Chairman, the Board shall determine whether to search for a replacement; and (4) the Chair of the Compensation and Executive Organization Committee shall lead any search for a replacement.

VIII. EVALUATION AND COMPENSATION OF THE BOARD

A. Annual Evaluations

The directors shall evaluate the performance of the Board and its committees annually. Each director shall complete an evaluation for the Board as a whole and each of the committees on which he or she has served during the year. Evaluation results shall be reviewed by the Governance Committee, which shall present to the Board the results along with any recommendations for change that the committee deems appropriate. These governance guidelines and the committee charters shall be reviewed annually in conjunction with the annual evaluation. The Governance Committee shall also review the performance of Board members when they are considered for reelection and at any time upon request of a Board member.

B. Director Compensation and Benefits

1. General. The Compensation and Executive Organization Committee shall review and make recommendations to the Board annually with respect to the form and amount of compensation and benefits. These will be established after due consideration of the responsibilities assumed and the compensation of directors at similarly situated companies.

2. Stock Ownership.

a. The Board will not nominate any person to be elected a director at an Annual Meeting of Stockholders unless such person owns, as defined below, or agrees to purchase and own at least 200 shares of the Company's Common Stock on or before the record date for such meeting.

b. The Board desires that each director own, as defined herein, shares of the Company's Common Stock in an amount at least equal to the Stockholding Guidelines as of January 1 of each year following the fifth anniversary of the date the Board approves this policy in the case of current directors and as of January 1 of each year following the fifth anniversary of becoming a director in the case of a director first becoming a director subsequent to the date of such Board approval. For purposes of the requirements herein and in paragraph a. above, ownership of the Company's Common Stock includes Common Stock equivalent shares such as common stock units deferred under the Company's Directors' Compensation Plan and restricted stock units granted quarterly under that plan or the Company's Equity and Incentive Compensation Plan.

c. Stockholding Guidelines as of January 1 of any year means the number of shares of the Company's Common Stock, as described in paragraph b. above, with a value, valued at the average closing price on the NYSE of the Common Stock on the first three trading days of the month of December of the preceding year, equal to three times the annual retainer under the Company's Directors' Compensation Plan for such year.

IX. CODE OF CONDUCT

Directors are held to the highest standards of integrity. The Company's Code of Ethical Business Conduct applies to directors as well as officers and employees and covers areas including conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee has responsibility for oversight of the Company's communication of, and compliance with, the Code of Ethical Business Conduct.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2009

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 1-183
Registrant, State of Incorporation, Address and Telephone Number

THE HERSHEY COMPANY

(a Delaware corporation)
100 Crystal A Drive
Hershey, Pennsylvania 17033
(717) 534-4200
I.R.S. Employer Identification Number 23-0691590

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, one dollar par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **Class B Common Stock, one dollar par value**
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, one dollar par value—$5,584,196,830 as of July 5, 2009.

Class B Common Stock, one dollar par value—$3,549,358 as of July 5, 2009. While the Class B Common Stock is not listed for public trading on any exchange or market system, shares of that class are convertible into shares of Common Stock at any time on a share-for-share basis. The market value indicated is calculated based on the closing price of the Common Stock on the New York Stock Exchange on July 5, 2009.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Common Stock, one dollar par value—167,213,521 shares, as of February 10, 2010.

Class B Common Stock, one dollar par value—60,708,908 shares, as of February 10, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Company's 2010 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

PART I

Item 1. *BUSINESS*

Company Overview

The Hershey Company was incorporated under the laws of the State of Delaware on October 24, 1927 as a successor to a business founded in 1894 by Milton S. Hershey. In this report, the terms "Company," "we," "us," or "our" mean The Hershey Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest, unless the context indicates otherwise.

We are the largest producer of quality chocolate in North America and a global leader in chocolate and sugar confectionery. Our principal product groups include chocolate and confectionery products; snack products; gum and mint refreshment products; and pantry items, such as baking ingredients, toppings and beverages.

Reportable Segment

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate and confectionery products, pantry items and gum and mint refreshment products under more than 80 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as India, Korea, Japan, the Middle East, China and the Philippines. We market confectionery products in approximately 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil. We base this aggregation on similar economic characteristics; products and services; production processes; types or classes of customers; distribution methods; and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

Selling and Marketing Organization

Our selling and marketing organization is comprised of Hershey North America, Hershey International and the Global Marketing Group. This organization is designed to:

- Leverage our marketing and sales leadership in the United States and Canada;
- Focus on key strategic growth areas in global markets; and
- Build capabilities that capitalize on unique consumer and customer trends.

Hershey North America

Hershey North America has responsibility for continuing to build our chocolate and confectionery market position, while capitalizing on our scale in the U.S. and Canada. This organization leverages our ability to capitalize on the unique consumer and customer trends within each country. This includes developing and growing our business in our chocolate, sugar confectionery, refreshment, pantry, and food service product lines. A component of Hershey North America, The Hershey Experience, manages our retail operations within the United States that include Hershey's Chocolate World in Hershey, Pennsylvania; Hershey's Times Square in New York, New York; and Hershey's Chicago in Chicago, Illinois.

Hershey International

Hershey International markets chocolate and confectionery products, beverages and pantry items worldwide and has responsibility for pursuing profitable growth opportunities in key markets, primarily in Latin America and Asia. This organization is responsible for international subsidiaries that manufacture, import, market, sell or distribute chocolate, confectionery and beverage products in Mexico, Brazil and India.

Hershey International manufactures confectionery products for the markets in Asia, particularly in China, under a manufacturing agreement with Lotte Confectionery Co., Ltd.

A component of Hershey International, International Marketing and Innovation, manages our Hershey's Shanghai retail attraction in Shanghai, China.

Global Marketing Group

Our Global Marketing Group has responsibility for building global brands, developing transformational growth platforms, brand positioning and portfolio strategy. This organization also develops market-specific insights, strategies and platform innovation for Hershey North America and Hershey International.

Products

United States

The primary chocolate and confectionery products we sell in the United States include the following:

Under the *HERSHEY'S* brand franchise:

HERSHEY'S milk chocolate bar
HERSHEY'S milk chocolate bar with almonds
HERSHEY'S Extra Dark chocolates
HERSHEY'S MINIATURES chocolate candy
HERSHEY'S NUGGETS chocolates
HERSHEY'S STICKS chocolates
HERSHEY'S BLISS chocolates
HERSHEY'S COOKIES 'N' CRÈME candy bar
HERSHEY'S POT OF GOLD boxed chocolates
HERSHEY'S SUGAR FREE chocolate candy
HERSHEY'S HUGS candies

Under the *REESE'S* brand franchise:

REESE'S peanut butter cups
REESE'S PIECES candy
REESE'S BIG CUP peanut butter cups
REESE'S NUTRAGEOUS candy bar
REESE'S Clusters candy
REESE'S SUGAR FREE peanut butter cups
REESE'S crispy crunchy bar
REESE'S WHIPPS nougat bar
REESESTICKS wafer bars
FAST BREAK candy bar

Under the *KISSES* brand franchise:

HERSHEY'S KISSES brand milk chocolates
HERSHEY'S KISSES brand milk chocolates with almonds
HERSHEY'S KISSES brand chocolate meltaway milk chocolates
HERSHEY'S KISSES brand milk chocolates with cherry cordial crème
HERSHEY'S KISSES brand milk chocolates filled with caramel

Our other chocolate and confectionery products sold in the United States include the following:

5th AVENUE candy bar
ALMOND JOY candy bar
CADBURY chocolates
CARAMELLO candy bar
GOOD & PLENTY candy
HEATH toffee bar
JOLLY RANCHER candy
JOLLY RANCHER sugar free hard candy
KIT KAT wafer bar
MILK DUDS candy
MOUNDS candy bar
MR. GOODBAR candy bar
PAYDAY peanut caramel bar
ROLO caramels in milk chocolate
SKOR toffee bar
SPECIAL DARK chocolate bar
SYMPHONY milk chocolate bar
SYMPHONY milk chocolate bar with almonds and toffee
TAKE5 candy bar
TWIZZLERS candy
WHATCHAMACALLIT candy bar
WHOPPERS malted milk balls
YORK peppermint pattie
YORK sugar free peppermint pattie
ZAGNUT candy bar
ZERO candy bar

We also sell products in the United States under the following product lines:

Premium products

Artisan Confections Company, a wholly-owned subsidiary of The Hershey Company, markets *SCHARFFEN BERGER* high-cacao dark chocolate products, and *DAGOBA* natural and organic chocolate products. Our *SCHARFFEN BERGER* products include chocolate bars, tasting squares, home baking products and professional chocolate and cocoa items. *DAGOBA* products include chocolate bars, drinking chocolate and baking products.

Snack products

Our snack products include *HERSHEY'S SNACKSTERS* snack mix; *HERSHEY'S* and *REESE'S* granola bars; *REESE'S SNACK BARZ* and *MAUNA LOA* macadamia snack nuts and cookies in several varieties.

Refreshment products

Our line of refreshment products includes *ICE BREAKERS* mints and chewing gum, *BREATH SAVERS* mints, *BUBBLE YUM* bubble gum and *YORK* mints.

Pantry items

Pantry items include *HERSHEY'S, REESE'S, HEATH,* and *SCHARFFEN BERGER* baking products. Our toppings and sundae syrups include *REESE'S, HEATH* and *HERSHEY'S.* We sell hot cocoa mix under the *HERSHEY'S, HERSHEY'S GOODNIGHT HUGS* and *HERSHEY'S GOODNIGHT KISSES* brand names.

Canada

Principal products we sell in Canada are *HERSHEY'S* milk chocolate bars and milk chocolate bars with almonds; *OH HENRY!* candy bars; *REESE PEANUT BUTTER CUPS* candy; *HERSHEY'S KISSES* brand milk chocolates; *TWIZZLERS* candy; *GLOSETTE* chocolate-covered raisins, peanuts and almonds; *JOLLY RANCHER* candy; *WHOPPERS* malted milk balls; *SKOR* toffee bars; *EAT MORE* candy bars; *POT OF GOLD* boxed chocolates; and *CHIPITS* chocolate chips.

Mexico

We manufacture, import, market, sell and distribute chocolate and confectionery products in Mexico, including *HERSHEY'S, KISSES, JOLLY RANCHER,* and *PELÓN PELO RICO* chocolate, confectionery and beverage items.

Brazil

We manufacture, import and market chocolate and confectionery products in Brazil, including *HERSHEY'S* chocolate and confectionery items and *IO-IO* items.

India

We manufacture, market, sell and distribute confectionery, beverage and cooking oil products in India, including *NUTRINE* and *GODREJ* confectionery and beverage products.

Customers

Full-time sales representatives and food brokers sell our products to our customers. Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires, department stores and natural food stores. Our customers then resell our products to end-consumers in over 2 million retail outlets in North America and other locations worldwide. In 2009, sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, amounted to approximately 27% of our total net sales. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

Marketing Strategy and Seasonality

The foundation of our marketing strategy is our strong brand equities, product innovation, the consistently superior quality of our products, our manufacturing expertise and mass distribution capabilities. We also devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We have a variety of promotional programs for our customers as well as advertising and promotional programs for consumers of our products. We use our promotional programs to stimulate sales of certain products at various times throughout the year. Our sales are typically higher during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns.

Product Distribution

In conjunction with our sales and marketing efforts, our efficient product distribution network helps us maintain sales growth and provide superior customer service. We plan optimum stock levels and work with our customers to set reasonable delivery times. Our distribution network provides for the efficient shipment of our products from our manufacturing plants to distribution centers strategically located throughout the United States, Canada and Mexico. We primarily use common carriers to deliver our products from these distribution points to our customers.

Price Changes

We change prices and weights of our products when necessary to accommodate changes in costs, the competitive environment and profit objectives, while at the same time maintaining consumer value. Price increases and weight changes help to offset increases in our input costs, including raw and packaging materials, fuel, utilities, transportation, and employee benefits.

In August 2008, we announced an increase in wholesale prices across the United States, Puerto Rico and export chocolate and sugar confectionery lines. This price increase was effective immediately, and represented a weighted-average 11% increase on our instant consumable, multi-pack and packaged candy lines. These changes approximated a 10% increase over the entire domestic product line.

In January 2008, we announced an increase in the wholesale prices of our domestic confectionery line, effective immediately. This price increase applied to our standard bar, king-size bar, 6-pack and vending lines and represented a weighted-average increase of approximately 13% on these items. These price changes approximated a 3% increase over our entire domestic product line.

In April 2007, we announced an increase of approximately 4% to 5% in the wholesale prices of our domestic confectionery line, effective immediately. The price increase applied to our standard bar, king-size bar, 6-pack and vending lines. These products represent approximately one-third of our U.S. confectionery portfolio.

Usually there is a time lag between the effective date of list price increases and the impact of the price increases on net sales. The impact of price increases is often delayed because we honor previous commitments to planned consumer and customer promotions and merchandising events subsequent to the effective date of the price increases. In addition, promotional allowances may be increased subsequent to the effective date, delaying or partially offsetting the impact of price increases on net sales.

Raw Materials

Cocoa products are the most significant raw materials we use to produce our chocolate products. Cocoa products, including cocoa liquor, cocoa butter and cocoa powder processed from cocoa beans, are used to meet manufacturing requirements. Cocoa products are purchased directly from third party suppliers. These third party suppliers source cocoa beans which are grown principally in Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70% of the world's supply of cocoa beans.

Historically, there have been instances of adverse weather, crop disease, civil disruptions, and other problems in cocoa-producing countries that have caused price fluctuations, but have never resulted in total loss of a particular producing country's cocoa crop and/or exports. In the event that such a disruption would occur in any given country, we believe cocoa from other producing countries and from current physical cocoa stocks in consuming countries would provide a significant supply buffer.

During 2009, the average cocoa futures contract prices increased compared with 2008, and traded in a range between $1.10 and $1.52 per pound, based on the IntercontinentalExchange futures contract. Cocoa futures prices during 2009 traded at prices which were near 30-year highs. The significant increase in cocoa futures prices reflected the impact of a weakening U.S. dollar as compared with other currencies, and an increase in asset allocation into commodity-based investments by various hedge funds. The table below shows annual average cocoa prices, and the highest and lowest monthly averages for each of the calendar years indicated. The prices are the monthly averages of the quotations at noon of the three active futures trading contracts closest to maturity on the IntercontinentalExchange.

	Cocoa Futures Contract Prices (dollars per pound)				
	2009	**2008**	**2007**	**2006**	**2005**
Annual Average	**$1.28**	$1.19	$.86	$.70	$.68
High	**1.52**	1.50	.95	.75	.79
Low	**1.10**	.86	.75	.67	.64

Source: International Cocoa Organization Quarterly Bulletin of Cocoa Statistics

Our costs will not necessarily reflect market price fluctuations because of our forward purchasing and hedging practices, premiums and discounts reflective of varying delivery times, and supply and demand for our specific varieties and grades of cocoa liquor, cocoa butter and cocoa powder. As a result, the average futures contract prices are not necessarily indicative of our average costs.

The Food, Conservation and Energy Act of 2008, which is a five-year farm bill, impacts the prices of sugar, corn, peanuts and dairy products because it sets price support levels for these commodities.

During 2009, dairy prices started the year near $.13 per pound and dropped to approximately $.10 per pound on a class II fluid milk basis. Prices were weak in the face of strong production of milk and dairy products, and sluggish demand worldwide. Our costs for certain dairy products may not necessarily reflect market price fluctuations because of our forward purchasing practices.

The price of sugar is subject to price supports under U.S. farm legislation. This legislation establishes import quotas and duties to support the price of sugar. As a result, sugar prices paid by users in the U.S. are currently substantially higher than prices on the world sugar market. In 2009, sugar supplies in the U.S. continued to be negatively impacted by the 2008 catastrophic explosion at a sugar cane refinery in Georgia and by high world market prices. As a result, refined sugar prices remained firm, trading in a range from $.38 to $.50 per pound. Our costs for sugar will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

Peanut prices in the U.S. began the year around $.49 per pound and gradually decreased during the year to $.46 per pound due to the effects of last year's large crop. Almond prices began the year at $1.60 per pound and increased to $1.95 per pound during the year driven by record demand which increased 19% over last year.

We attempt to minimize the effect of future price fluctuations related to the purchase of major raw materials and certain energy requirements primarily through forward purchasing to cover our future requirements, generally for periods from 3 to 24 months. We enter into futures contracts to manage price risks for cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. However, the dairy futures markets are not as developed as many of the other commodities futures markets and, therefore, generally it is not possible to hedge our costs for dairy products by entering into futures contracts to extend coverage for longer periods of time. Currently, active futures contracts are not available for use in pricing our other major raw material requirements. For more information on price risks associated with our major raw material requirements, see Commodities—Price Risk Management and Futures Contracts on page 39.

Product Sourcing

We are the primary manufacturer of the products we sell. In addition, we contract with third party suppliers to source certain ingredients and finished goods. We enter into manufacturing contracts with third parties to improve our strategic competitive position and determine cost effective production and sourcing of our products.

Competition

Many of our brands enjoy wide consumer acceptance and are among the leading brands sold in the marketplace in North America. We sell our brands in a highly competitive market with many other multinational, national, regional and local firms. Some of our competitors are much larger firms that have greater resources and more substantial international operations.

Trademarks, Service Marks and License Agreements

We own various registered and unregistered trademarks and service marks, and have rights under licenses to use various trademarks that are of material importance to our business.

We have license agreements with several companies to manufacture and/or sell certain products. Our rights under these agreements are extendible on a long-term basis at our option. Our most significant licensing agreements are as follows:

Company	Type	Brand	Location	Requirements
Cadbury Ireland Limited	License to manufacture and/or sell and distribute confectionery products	*YORK* *PETER PAUL ALMOND JOY* *PETER PAUL MOUNDS*	Worldwide	None
Cadbury UK Limited		*CADBURY* *CARAMELLO*	United States	Minimum sales requirement exceeded in 2009
Société des Produits Nestlé SA	License to manufacture and distribute confectionery products	*KIT KAT* *ROLO*	United States	Minimum unit volume sales exceeded in 2009
Huhtamäki Oy affiliate	Certain trademark licenses for confectionery products	*GOOD & PLENTY* *HEATH* *JOLLY RANCHER* *MILK DUDS* *PAYDAY* *WHOPPERS*	Worldwide	None

We also grant trademark licenses to third parties to produce and sell pantry items, flavored milks and various other products primarily under the *HERSHEY'S* and *REESE'S* brand names.

Backlog of Orders

We manufacture primarily for stock and fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders, this backlog is not material in respect to our total annual sales, nor are the changes, from time to time, significant.

Research and Development

We engage in a variety of research and development activities. We develop new products, improve the quality of existing products, improve and modernize production processes, and develop and implement new technologies to enhance the quality and value of both current and proposed product lines. Information concerning our research and development expense is contained in the Notes to the Consolidated Financial Statements, *Note 1, Summary of Significant Accounting Policies*.

Food Quality and Safety Regulation

The manufacture and sale of consumer food products is highly regulated. In the United States, our activities are subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Commerce and the Environmental Protection Agency, as well as various state and local agencies. Similar agencies also regulate our businesses outside of the United States.

Our Product Excellence Program provides us with an effective product quality and safety program. This program assures that all products we purchase, manufacture and distribute are safe, are of high quality and comply with all applicable laws and regulations.

Through our Product Excellence Program, we evaluate the supply chain including ingredients, packaging, processes, products, distribution and the environment to determine where product quality and safety controls are necessary. We identify risks and establish controls to assure product quality and safety. Various government agencies, third party firms and our quality assurance staff conduct audits of all facilities that manufacture our products to assure effectiveness and compliance with our program and all applicable laws and regulations.

Environmental Considerations

We made routine operating and capital expenditures during 2009 to comply with environmental laws and regulations. These expenditures were not material with respect to our results of operations, capital expenditures, earnings or competitive position.

Employees

As of December 31, 2009, we employed approximately 12,100 full-time and 1,600 part-time employees worldwide. Collective bargaining agreements covered approximately 5,000 employees for which agreements covering approximately 43% of these employees, primarily outside of the United States, will expire during 2010. We believe that our employee relations are good.

Financial Information by Geographic Area

Our principal operations and markets are located in the United States. The percentage of total consolidated net sales for our businesses outside of the United States was 14.3% for 2009, 14.4% for 2008 and 13.8% for 2007. The percentage of total consolidated assets outside of the United States as of December 31, 2009 was 17.5% and as of December 31, 2008 was 16.0%. Operating profit margins vary among individual products and product groups.

Corporate Social Responsibility

Our founder, Milton S. Hershey, established an enduring model of responsible citizenship while creating a successful business. Making a difference in our communities, driving sustainable business practices and operating with the highest integrity are vital parts of our heritage and shapes our future.

Milton Hershey School, established by Milton and Catherine Hershey, lies at the center of our unique heritage. Mr. Hershey donated and bequeathed almost his entire fortune to the Milton Hershey School, which remains our primary beneficiary and provides a world-class education and nurturing home to nearly 2,000 children in need annually.

During 2009, we participated in the commemoration of Milton Hershey School's 100th Anniversary through a series of educational and outreach events. The anniversary celebration received wide local and national media coverage, highlighting our brands and our heritage and providing unique promotional opportunities for our products. By building awareness, the outreach initiatives also help the school recruit students and staff.

We practice environmental stewardship by reducing waste and greenhouse gas emissions, by reducing our use of natural resources, by improving the environmental sustainability of our packaging and by supporting environmentally sound cocoa farming and environmental organizations.

During 2009, we participated for the first time in the Carbon Disclosure Project, which is an independent not-for-profit organization holding the largest database of primary corporate climate change information in the world. Through this submission, we assessed the impact of climate change on our business as well as our plans to address the impact of climate change on Hershey's operations around the world. Hershey achieved a score of 64 out of 100 placing us in the top tier of our peer group. We implemented an energy and water conservation audit program in 2009. We are a member of the Climate Registry and were recognized as a Climate Leader by this organization in 2009.

Our employees and retirees share their time and resources generously in their communities. Both directly and through the United Way, we contribute to hundreds of agencies that deliver much needed services and resources. In 2009 we introduced the "Dollars for Doers" program that encourages community service by making select company contributions to non-profits in recognition of employee volunteer efforts. Our focus on "Kids and Kids at Risk" is supported through the Children's Miracle Network, Family Health International and a children's burn center in Guadalajara, Mexico, to name a few of the organizations we support.

We are a leader in working to improve the lives of cocoa farming families through our active engagement and financial support for the World Cocoa Foundation, the International Cocoa Initiative, Farmer Field Schools, the Sustainable Tree Crops program and other key initiatives.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We file or furnish annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). You may obtain a copy of any of these reports, free of charge, from the Investor Relations section of our website, *www.hersheys.com* shortly after we file or furnish the information to the SEC.

You may obtain a copy of any of these reports directly from the SEC. Contact the SEC via fax at 202-772-9295 or by submitting a written request to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street N.E., Washington, D.C. 20549-0213. These documents are also available electronically from the SEC internet website at *www.sec.gov*. You can obtain additional information on how to request public documents from the SEC on their website. The phone number for information about the operation of the SEC Office of Investor Education and Advocacy is 202-551-8090.

We have a Code of Ethical Business Conduct that applies to our Board of Directors, all company officers and employees, including, without limitation, our Chief Executive Officer and "senior financial officers" (including the Chief Financial Officer, Chief Accounting Officer and persons performing similar functions). You can obtain a copy of our Code of Ethical Business Conduct from the Investor Relations section of our website, *www.hersheys.com*. If we change or waive any portion of the Code of Ethical Business Conduct that applies to any of our directors, executive officers or senior financial officers, we will post that information on our website within four business days. In the case of a waiver, such information will include the name of the person to whom the waiver applied, along with the date and type of waiver.

We also post our Corporate Governance Guidelines and charters for each of the Board's standing committees in the Investor Relations section of our website, *www.hersheys.com*. The Board of Directors adopted these Guidelines and charters.

We will provide to any stockholder a copy of one or more of the Exhibits listed in Part IV of this report, upon request. We charge a small copying fee for these exhibits to cover our costs. To request a copy of any of these documents, you can contact us at—The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

Item 1A. *RISK FACTORS*

We are subject to changing economic, competitive, regulatory and technological risks and uncertainties because of the nature of our operations. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this report. Many of the forward-looking statements contained in this document may be identified by the use of words such as "intend," "believe," "expect," "anticipate," "should," "planned," "projected," "estimated" and "potential," among others. Among the factors that could cause our actual results to differ materially from the results projected in our forward-looking statements are the risk factors described below.

Issues or concerns related to the quality and safety of our products, ingredients or packaging could cause a product recall and/or result in harm to the Company's reputation, negatively impacting our operating results.

In order to sell our iconic, branded products, we need to maintain a good reputation with our customers and consumers. Issues related to quality and safety of our products, ingredients or packaging, could jeopardize our Company's image and reputation. Negative publicity related to these types of concerns, or related to product contamination or product tampering, whether valid or not, might negatively impact demand for our products, or cause production and delivery disruptions. We may need to recall products if any of our products become unfit for consumption. In addition, we could potentially be subject to litigation or government actions, which could result in payments of fines or damages. Costs associated with these potential actions could negatively affect our operating results.

Increases in raw material and energy costs along with the availability of adequate supplies of raw materials could affect future financial results.

We use many different commodities for our business, including cocoa products, sugar, dairy products, peanuts, almonds, corn sweeteners, natural gas and fuel oil.

Commodities are subject to price volatility and changes in supply caused by numerous factors, including:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;
- Speculative influences;
- Trade agreements among producing and consuming nations;
- Supplier compliance with commitments;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs and energy policies.

Although we use forward contracts and commodity futures and options contracts, where possible, to hedge commodity prices, commodity price increases ultimately result in corresponding increases in our raw material and energy costs. If we are unable to offset cost increases for major raw materials and energy, there could be a negative impact on our results of operations and financial condition.

Market demand for new and existing products could decline.

We operate in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and to consumers. Continued success is dependent on effective retail execution, appropriate advertising campaigns and marketing programs, the ability to secure adequate shelf space at retail locations and product innovation, including maintaining a strong pipeline of new products. In addition, success depends on our response to consumer trends, consumer health concerns, including obesity and the consumption of certain ingredients, and changes in product category consumption and consumer demographics.

Our largest customer, McLane Company, Inc., accounted for approximately 27% of our total net sales in 2009 reflecting the continuing consolidation of our customer base. In this environment, there continue to be competitive product and pricing pressures, as well as challenges in maintaining profit margins. We must maintain mutually beneficial relationships with our key customers, including retailers and distributors, to compete effectively. McLane Company, Inc. is one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, including Wal-Mart Stores, Inc.

Increased marketplace competition could hurt our business.

The global confectionery packaged goods industry is intensely competitive, as is the broader snack market. Some of our competitors are much larger firms that have greater resources and more substantial international operations. In order to protect our existing market share or capture increased market share in this highly competitive retail environment, we may be required to increase expenditures for promotions and advertising, and continue to introduce and establish new products. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits. In addition, we may incur increased credit and other business risks because we operate in a highly competitive retail environment.

Price increases may not be sufficient to offset cost increases and maintain profitability or may result in sales volume declines associated with pricing elasticity.

We may be able to pass some or all raw material, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product sizes may also result in a reduction in sales volume. If we are not able to increase our selling prices or reduce product sizes sufficiently to offset increased raw material, energy or other input costs, including packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

Disruption to our supply chain could impair our ability to produce or deliver our finished products, resulting in a negative impact on our operating results.

Disruption to our manufacturing operations or our supply chain could result from, but are not limited to, the following:

- Natural disaster;
- Pandemic outbreak of disease;
- Weather;
- Fire or explosion;
- Terrorism;
- Strikes;
- Unavailability of raw or packaging materials; and
- Operational and/or financial instability of key suppliers, and other vendors or service providers.

We take adequate precautions to mitigate the impact of possible disruptions, and have plans in place to manage such events if they were to occur. If we are unable, or if it is not financially feasible, to effectively mitigate the likelihood or potential impact of such disruptive events, our results of operations and financial condition could be negatively impacted.

Our financial results may be adversely impacted by the failure to successfully execute acquisitions, divestitures and joint ventures.

From time to time, we may evaluate potential acquisitions, divestitures or joint ventures that align with our strategic objectives. The success of such activity depends, in part, upon our ability to identify suitable buyers, sellers or business partners; perform effective assessments prior to contract execution; negotiate contract terms and, if applicable, obtain government approval. These activities may present certain financial, managerial and operational risks, including diversion of management's attention from existing core businesses; difficulties integrating or separating businesses from existing operations; and challenges presented by acquisitions or joint ventures which may not achieve sales levels and profitability that justify the investments made. If the acquisitions, divestitures or joint ventures are not successfully implemented or completed, there could be a negative impact on our results of operations, financial condition and cash flows.

Changes in governmental laws and regulations could increase our costs and liabilities or impact demand for our products.

Changes in laws and regulations and the manner in which they are interpreted or applied may alter our business environment. This could affect our results of operations or increase our liabilities. These negative impacts could result from changes in food and drug laws, laws related to advertising and marketing practices, accounting standards, taxation requirements, competition laws, employment laws and environmental laws, among others. It is possible that we could become subject to additional liabilities in the future resulting from changes in laws and regulations that could result in an adverse effect on our results of operations and financial condition.

Political, economic, and/or financial market conditions could negatively impact our financial results.

Our operations are impacted by consumer spending levels and impulse purchases which are affected by general macroeconomic conditions, consumer confidence, employment levels, availability of consumer credit and interest rates on that credit, consumer debt levels, energy costs and other factors. Volatility in food and energy costs, sustained global recessions, rising unemployment and declines in personal spending could adversely impact the Company's revenues, profitability and financial condition.

Changes in financial market conditions may make it difficult to access credit markets on commercially acceptable terms which may reduce liquidity or increase borrowing costs for our Company, our customers and our suppliers. A significant reduction in liquidity could increase counterparty risk associated with certain suppliers and service providers, resulting in disruption to our supply chain and/or higher costs, and could impact our customers, resulting in a reduction in our revenue, including a possible increase in bad debt expense.

International operations could fluctuate unexpectedly and adversely impact our business.

In 2009, we derived approximately 14.3% of our net sales from customers located outside of the United States. Some of our assets are also located outside of the United States. As part of our global growth strategy, we are increasing our investments outside of the United States, particularly in Mexico, India and China. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

- Unforeseen global economic and environmental changes resulting in business interruption, supply constraints, inflation, deflation or decreased demand;

- Difficulties and costs associated with compliance and enforcement of remedies under a wide variety of complex laws, treaties and regulations;
- Different regulatory structures and unexpected changes in regulatory environments;
- Political and economic instability, including the possibility of civil unrest;
- Nationalization of our properties by foreign governments;
- Tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements and incremental taxes upon repatriation;
- Potentially negative consequences from changes in tax laws;
- The imposition of tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;
- Increased costs, disruptions in shipping or reduced availability of freight transportation;
- The impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies; and
- Failure to gain sufficient profitable scale in certain international markets resulting in losses from impairment or sale of assets.

Disruptions, failures or security breaches of our information technology infrastructure could have a negative impact on our operations.

Information technology is an important part of our business operations. We use information technology to manage business processes, collect and interpret business data and communicate internally and externally with employees, suppliers, customers and others. We have backup systems and business continuity plans in place; however, a disruption or failure could have a negative impact on our operations or business reputation. Failure of our systems to function as intended could cause transaction errors, loss of customers and sales, and could have negative consequences to our Company, our employees, and those with whom we do business.

Future developments related to the investigation by government regulators of alleged pricing practices by members of the confectionery industry could impact our reputation, the regulatory environment under which we operate, and our operating results.

Government regulators are investigating alleged pricing practices by members of the confectionery industry in certain jurisdictions. We are cooperating fully with all relevant authorities. These allegations could have a negative impact on our Company's reputation. We also may be required to incur defense costs in litigation and/or be subject to fines or damages. In addition, our costs could increase if we became subject to new or additional government-mandated regulatory controls. These possible actions could negatively impact our future operating results.

Pension costs or funding requirements could increase at a higher than anticipated rate.

We sponsor a number of defined benefit pension plans. Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs and increase future funding requirements for our pension plans. Additionally, we could incur pension settlement losses if a significant number of employees who have retired or have left the Company decide to withdraw substantial lump sums from their pension accounts. A significant increase in pension expense, in pension settlement losses or in future funding requirements could have a negative impact on our results of operations, financial condition and cash flows. For more information, refer to page 43.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Our principal properties include the following:

Country	Location	Type	Status (Own/ Lease)
United States	Hershey, Pennsylvania (3 principal plants)	Manufacturing—confectionery products and pantry items	Own
	Lancaster, Pennsylvania	Manufacturing—confectionery products	Own
	Robinson, Illinois	Manufacturing—confectionery and snack products, and pantry items	Own
	Stuarts Draft, Virginia	Manufacturing—confectionery products and pantry items	Own
	Edwardsville, Illinois	Distribution	Own
	Palmyra, Pennsylvania	Distribution	Own
	Ogden, Utah	Distribution	Own
Canada	Mississauga, Ontario	Distribution	Lease
Mexico	Monterrey, Mexico	Manufacturing—confectionery products	Own

In addition to the locations indicated above, we also own or lease several other properties and buildings worldwide which we use for manufacturing, sales, distribution and administrative functions. Our facilities are well maintained. These facilities generally have adequate capacity and can accommodate seasonal demands, changing product mixes and certain additional growth. The largest facilities are located in Hershey and Lancaster, Pennsylvania; Monterrey, Mexico; and Stuarts Draft, Virginia. Many additions and improvements have been made to these facilities over the years and they include equipment of the latest type and technology.

Item 3. *LEGAL PROCEEDINGS*

In connection with its pricing practices, the Company is the subject of an antitrust investigation by the Canadian Competition Bureau. In addition, the U.S. Department of Justice notified the Company that it opened an inquiry but has not requested any information or documents. The European Commission had requested information, but subsequently informed the Company that it had closed its file. We also are party to approximately 91 related civil antitrust suits in the United States and 14 in Canada. Certain of these claims contain class action allegations, instituted on behalf of direct purchasers of our products as well as indirect purchasers that purchase our products for use or for resale. These suits allege conspiracies in restraint of trade in connection with the pricing practices of the Company. Several other chocolate and confectionery companies are the subject of investigations and/or inquiries by the government entities referenced above and have also been named as defendants in the same litigation. One Canadian wholesaler is also a subject of the Canadian investigation. While it is not feasible to predict the final outcome of these proceedings, in our opinion they should not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company is cooperating with the government investigations and inquiries and intends to defend the lawsuits vigorously.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable.

PART II

Item 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

We paid $263.4 million in cash dividends on our Common Stock and Class B Common Stock ("Class B Stock") in 2009 and $262.9 million in 2008. The annual dividend rate on our Common Stock in 2009 was $1.19 per share.

On February 1, 2010, our Board of Directors declared a quarterly dividend of $.32 per share of Common Stock payable on March 15, 2010, to stockholders of record as of February 25, 2010. It is the Company's 321st consecutive Common Stock dividend. A quarterly dividend of $.29 per share of Class B Stock also was declared.

Our Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 379.3 million shares of our Common Stock were traded during 2009. The Class B Stock is not publicly traded.

The closing price of our Common Stock on December 31, 2009 was $35.79. There were 39,967 stockholders of record of our Common Stock and our Class B Stock as of December 31, 2009.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past 2 years:

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2009				
1st Quarter	**$ .2975**	**$ .2678**	**$38.23**	**$30.27**
2nd Quarter	**.2975**	**.2678**	**37.83**	**33.70**
3rd Quarter	**.2975**	**.2678**	**42.25**	**35.78**
4th Quarter	**.2975**	**.2678**	**41.62**	**35.05**
Total	**$1.1900**	**$1.0712**		

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2008				
1st Quarter	$ .2975	$ .2678	$39.45	$33.54
2nd Quarter	.2975	.2678	40.75	32.47
3rd Quarter	.2975	.2678	44.32	32.31
4th Quarter	.2975	.2678	40.55	32.10
Total	$1.1900	$1.0712		

* NYSE-Composite Quotations for Common Stock by calendar quarter.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

Purchases of equity securities during the fourth quarter of the fiscal year ended December 31, 2009:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
				(in thousands of dollars)
October 5 through November 1, 2009	—	$—	—	$100,017
November 2 through November 29, 2009	—	$—	—	$100,017
November 30 through December 31, 2009	—	$—	—	$100,017
Total	—	$—	—	

(1) In December 2006, our Board of Directors approved a $250 million share repurchase program.

Performance Graph

The following graph compares our cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard & Poor's 500 Index and the Standard & Poor's Packaged Foods Index.

**Comparison of Five Year Cumulative Total Return*
The Hershey Company, S&P 500 Index and
S&P Packaged Foods Index**


$140
$120
$100
$80
$60
$40
$20
$0
HERSHEY
S&P 500
S&P Packaged Foods

	2004	2005	2006	2007	2008	2009
HERSHEY	$100	$101	$93	$75	$68	$73
S&P 500	$100	$105	$121	$128	$81	$102
S&P Packaged Foods	$100	$92	$107	$111	$97	$114

* Hypothetical $100 invested on December 31, 2004 in Hershey Common Stock, S&P 500 Index and S&P Packaged Foods Index, assuming reinvestment of dividends.

Item 6. *SELECTED FINANCIAL DATA*

SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2009	2008	2007	2006	2005	2004
Summary of Operations							
Net Sales	3.7%	$ **5,298,668**	5,132,768	4,946,716	4,944,230	4,819,827	4,416,389
Cost of Sales	4.0%	$ **3,245,531**	3,375,050	3,315,147	3,076,718	2,956,682	2,672,716
Selling, Marketing and Administrative	6.9%	$ **1,208,672**	1,073,019	895,874	860,378	912,986	867,104
Business Realignment and Impairment Charges, Net		$ **82,875**	94,801	276,868	14,576	96,537	—
Interest Expense, Net	6.3%	$ **90,459**	97,876	118,585	116,056	87,985	66,533
Provision for Income Taxes	0.0%	$ **235,137**	180,617	126,088	317,441	277,090	235,399
Net Income	(5.4)%	$ **435,994**	311,405	214,154	559,061	488,547	574,637
Net Income Per Share:							
—Basic—Class B Stock	(3.5)%	$ **1.77**	1.27	.87	2.19	1.85	2.11
—Diluted—Class B Stock	(3.3)%	$ **1.77**	1.27	.87	2.17	1.84	2.09
—Basic—Common Stock	(3.1)%	$ **1.97**	1.41	.96	2.44	2.05	2.31
—Diluted—Common Stock	(3.2)%	$ **1.90**	1.36	.93	2.34	1.97	2.24
Weighted-Average Shares Outstanding:							
—Basic—Common Stock		**167,136**	166,709	168,050	174,722	183,747	193,037
—Basic—Class B Stock		**60,709**	60,777	60,813	60,817	60,821	60,844
—Diluted		**228,995**	228,697	231,449	239,071	248,292	256,934
Dividends Paid on Common Stock	4.4%	$ **198,371**	197,839	190,199	178,873	170,147	159,658
Per Share	7.3%	$ **1.19**	1.19	1.135	1.03	.93	.835
Dividends Paid on Class B Stock	7.1%	$ **65,032**	65,110	62,064	56,256	51,088	46,089
Per Share	7.2%	$ **1.0712**	1.0712	1.0206	.925	.84	.7576
Net Income as a Percent of Net Sales, GAAP Basis		**8.2%**	6.1%	4.3%	11.3%	10.1%	13.0%
Non-GAAP Adjusted Income as a Percent of Net Sales(a)		**9.4%**	8.4%	9.7%	11.5%	11.7%	11.6%
Depreciation	(1.6)%	$ **157,996**	227,183	292,658	181,038	200,132	171,229
Advertising	11.8%	$ **241,184**	161,133	127,896	108,327	125,023	137,931
Payroll	0.0%	$ **613,568**	645,456	645,083	645,480	647,825	614,037
Year-end Position and Statistics							
Capital Additions	(7.0)%	$ **126,324**	262,643	189,698	183,496	181,069	181,728
Capitalized Software Additions	6.2%	$ **19,146**	20,336	14,194	15,016	13,236	14,158
Total Assets	(0.6)%	$ **3,675,031**	3,634,719	4,247,113	4,157,565	4,262,699	3,794,750
Short-term Debt and Current Portion of Long-term Debt	(42.4)%	$ **39,313**	501,504	856,392	843,998	819,115	622,320
Long-term Portion of Debt	16.8%	$ **1,502,730**	1,505,954	1,279,965	1,248,128	942,755	690,602
Stockholders' Equity	(7.7)%	$ **760,339**	349,944	623,520	683,423	1,016,380	1,137,103
Full-time Employees		**12,100**	12,800	12,400	12,800	13,750	13,700
Stockholders' Data							
Outstanding Shares of Common Stock and Class B Stock at Year-end		**227,998**	227,035	227,050	230,264	240,524	246,588
Market Price of Common Stock at Year-end	(8.4)%	$ **35.79**	34.74	39.40	49.80	55.25	55.54
Range During Year		**$42.25–30.27**	44.32–32.10	56.75–38.21	57.65–48.20	67.37–52.49	56.75–37.28

(a) Non-GAAP Adjusted Income as a Percent of Net Sales is calculated by dividing adjusted non-GAAP Income by Net Sales. A reconciliation of Net Income presented in accordance with U.S. generally accepted accounting principles ("GAAP") to adjusted non-GAAP Income is provided on pages 19 and 20, along with the reasons why we believe that the use of adjusted non-GAAP financial measures provides useful information to investors.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

EXECUTIVE OVERVIEW

Our results for the year ended December 31, 2009 demonstrated excellent progress in a difficult economic environment. We exceeded net sales targets, while implementing price increases and operational efficiency improvements necessary to offset significant increases in input and employee benefits costs. We have essentially completed the global supply chain transformation program and have achieved our objectives. We increased advertising investment in our core brands in North America and in certain of our key international markets, while also achieving strong growth in adjusted earnings per share-diluted. We generated strong cash flow from operations and our financial position remains solid.

Net sales increased 3.2%, which was within our long-term growth target. The increase was driven by price realization, as sales volumes declined at less than expected rates due to pricing elasticity. Earnings per share growth exceeded our long-term objective and our North American market share increased during the year.

Our financial results and marketplace performance for the year indicate that our consumer-driven approach to core brand investment along with necessary pricing actions enable us to continue to meet our long-term financial goals. Our efforts will remain focused toward implementing our major strategic initiatives to deliver sustainable long-term growth in the evolving marketplace.

Adjusted Non-GAAP Financial Measures

Our "Management's Discussion and Analysis of Financial Condition and Results of Operations" section includes certain measures of financial performance that are not defined by U.S. generally accepted accounting principles ("GAAP"). For each of these non-GAAP financial measures, we are providing below (1) the most directly comparable GAAP measure; (2) a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure; (3) an explanation of why our management believes these non-GAAP measures provide useful information to investors; and (4) additional purposes for which we use these non-GAAP measures.

We believe that the disclosure of these non-GAAP measures provides investors with a better comparison of our year-to-year operating results. We exclude the effects of certain items from Income before Interest and Income Taxes ("EBIT"), Net Income and Income per Share-Diluted-Common Stock ("EPS") when we evaluate key measures of our performance internally, and in assessing the impact of known trends and uncertainties on our business. We also believe that excluding the effects of these items provides a more balanced view of the underlying dynamics of our business.

Adjusted non-GAAP financial measures exclude the impacts of charges or credits in 2009, 2008, 2007, 2006 and 2005 associated with our business realignment initiatives and a reduction of the income tax provision in 2004 resulting from adjustments to income tax contingency reserves.

For the years ended December 31,	2009			2008		
In millions of dollars except per share amounts	EBIT	Net Income	EPS	EBIT	Net Income	EPS
Results in accordance with GAAP	**$761.6**	**$436.0**	**$1.90**	$589.9	$311.4	$1.36
Adjustments:						
Business realignment charges included in cost of sales	**10.1**	**6.3**	**.03**	77.8	53.4	.23
Business realignment charges included in selling, marketing and administrative ("SM&A")	**6.1**	**3.8**	**.02**	8.1	4.9	.02
Business realignment and impairment charges, net	**82.9**	**50.7**	**.22**	94.8	60.8	.27
Adjusted non-GAAP results	**$860.7**	**$496.8**	**$2.17**	$770.6	$430.5	$1.88

For the years ended December 31,	2007			2006		
In millions of dollars except per share amounts	EBIT	Net Income	EPS	EBIT	Net Income	EPS
Results in accordance with GAAP	$458.8	$214.2	$ .93	$ 992.6	$559.1	$2.34
Adjustments:						
Business realignment charges (credits) included in cost of sales	123.1	80.9	.35	(3.2)	(2.0)	(.01)
Business realignment charges included in SM&A	12.6	7.8	.03	.3	.2	—
Business realignment and impairment charges, net	276.9	178.9	.77	14.5	9.3	.04
Adjusted non-GAAP results	$871.4	$481.8	$2.08	$1,004.2	$566.6	$2.37

For the years ended December 31,	2005			2004		
In millions of dollars except per share amounts	EBIT	Net Income	EPS	EBIT	Net Income	EPS
Results in accordance with GAAP	$853.6	$488.5	$1.97	$876.6	$574.6	$2.24
Adjustments:						
Business realignment charges included in cost of sales	22.5	13.4	.05	—	—	—
Business realignment and impairment charges, net	96.5	60.7	.25	—	—	—
Tax provision adjustment	—	—	—	—	(61.1)	(.24)
Adjusted non-GAAP results	$972.6	$562.6	$2.27	$876.6	$513.5	$2.00

	Adjusted Non-GAAP Results		
Key Annual Performance Measures	2009	2008	2007
Increase in Net Sales	**3.2%**	3.8%	0.1%
Increase (decrease) in adjusted EBIT	**11.7%**	(11.6)%	(13.2)%
Improvement (decline) in adjusted EBIT Margin in basis points ("bps")	**120bps**	(260)bps	(270)bps
Increase (decrease) in adjusted EPS	**15.4%**	(9.6)%	(12.2)%

SUMMARY OF OPERATING RESULTS

Analysis of Selected Items from Our Income Statement

For the years ended December 31, In millions of dollars except per share amounts	2009	2008	2007	Percent Change Increase (Decrease) 2009-2008	2008-2007
Net Sales	**$5,298.7**	$5,132.8	$4,946.7	3.2%	3.8%
Cost of Sales	**3,245.5**	3,375.1	3,315.1	(3.8)	1.8
Gross Profit	**2,053.2**	1,757.7	1,631.6	16.8	7.7
Gross Margin	***38.7%***	*34.2%*	*33.0%*		
SM&A Expense	**1,208.7**	1,073.0	895.9	12.6	19.8
SM&A Expense as a percent of sales	***22.8%***	*20.9%*	*18.1%*		
Business Realignment and Impairment Charges, Net	**82.9**	94.8	276.9	(12.6)	(65.8)
EBIT	**761.6**	589.9	458.8	29.1	28.6
EBIT Margin	***14.4%***	*11.5%*	*9.3%*		
Interest Expense, Net	**90.5**	97.9	118.6	(7.6)	(17.5)
Provision for Income Taxes	**235.1**	180.6	126.0	30.2	43.2
Effective Income Tax Rate	***35.0%***	*36.7%*	*37.1%*		
Net Income	**$ 436.0**	$ 311.4	$ 214.2	40.0	45.4
Net Income Per Share—Diluted	**$ 1.90**	$ 1.36	$ .93	39.7	46.2

Net Sales

2009 compared with 2008

The increase in net sales was primarily attributable to favorable price realization from list price increases and a reduction in promotional allowances, offset by sales volume decreases, primarily in the United States. Sales volume decreases were associated with pricing elasticity and the rationalization of certain products and businesses. Sales growth was primarily contributed by core brands, particularly *Hershey's*, *Reese's*, *Twizzlers* and *Kit Kat*, which benefited from our consumer-driven strategy, including advertising and in-store selling, merchandising and programming. Sales increases in local currency for our international businesses, particularly in Mexico, Canada, and Brazil, were more than offset by the unfavorable impact of foreign currency exchange rates which reduced total net sales by approximately 1.0%. The acquisition of Van Houten Singapore increased 2009 net sales by $12.0 million, or 0.2%.

2008 compared with 2007

The increase in net sales was attributable to favorable price realization from list price increases, substantially offset by sales volume decreases primarily in the United States. Increased sales in the United States were primarily attributable to our core brands, particularly *Hershey's* and *Reese's,* and incremental sales of new products, primarily *Hershey's Bliss*. Sales volume increases from our international businesses, particularly in India, China and the Philippines, also contributed to the sales increase, although were offset somewhat by the impact of unfavorable foreign currency exchange rates. Net sales for our Godrej Hershey Ltd. business increased $37.2 million, or 0.8%, in 2008 reflecting incremental sales for the full-year compared with results for 2007 which included only the seven months subsequent to the acquisition of the business.

Key U.S. Marketplace Metrics

For the 52 weeks ended December 31,	2009	2008	2007
Consumer Takeaway Increase	**7.2%**	3.3%	1.3%
Market Share Increase (Decrease)	**0.1**	(0.2)	(1.3)

Consumer takeaway is provided for channels of distribution accounting for approximately 80% of our U.S. confectionery retail business. These channels of distribution include food, drug, mass merchandisers, including Wal-Mart Stores, Inc., and convenience stores. The change in market share is provided for channels measured by syndicated data which include sales in the food, drug, convenience store and mass merchandiser classes of trade, excluding sales of Wal-Mart Stores, Inc.

Cost of Sales and Gross Margin

2009 compared with 2008

The cost of sales decrease in 2009 compared with 2008 was primarily due to sales volume decreases, favorable supply chain productivity and lower product obsolescence costs, offset substantially by higher input costs, particularly for raw materials and pension expense. During 2009, a reduction in inventories related to working capital initiatives resulted in a liquidation of applicable last-in, first-out ("LIFO") inventory quantities carried at lower costs in prior years. This LIFO liquidation resulted in a $12.7 million cost of sales decrease. Lower business realignment charges included in cost of sales in 2009 compared with 2008 also contributed to the cost of sales decrease. Business realignment charges of $10.1 million were included in cost of sales in 2009 compared with $77.8 million in the prior year.

The gross margin improvement resulted primarily from favorable price realization and supply chain productivity improvements, offset partially by increased input costs and pension expense. Approximately 1.4 percentage points of the gross margin increase was attributable to the impact of lower business realignment charges recorded in 2009 compared with 2008.

2008 compared with 2007

The cost of sales increase compared with 2007 was primarily associated with higher input and energy costs, and the full-year cost of sales for Godrej Hershey Ltd. which in 2007 included cost of sales for only the seven months subsequent to the acquisition of the business. These cost increases were offset partially by favorable supply chain productivity. Lower business realignment charges included in cost of sales in 2008 compared with 2007 also partially offset the cost of sales increases. Business realignment charges of $77.8 million were included in cost of sales in 2008, compared with $123.1 million in the prior year.

Gross margin increased primarily as a result of lower business realignment charges recorded in 2008 compared with 2007, with approximately three-quarters of the increase attributable to lower business realignment charges in 2008. Favorable price realization and improved supply chain productivity also contributed to the increase, but were offset substantially by higher input and energy costs.

Selling, Marketing and Administrative

2009 compared with 2008

Selling, marketing and administrative expenses increased primarily due to higher advertising expense, and increases in administrative and selling costs, principally associated with higher pension and incentive compensation expenses. An increase in advertising expense of approximately 50% was slightly offset by lower consumer promotions. Costs associated with the evaluation of potential acquisitions and divestitures increased selling, marketing and administrative expenses by approximately $11.0 million in 2009 compared with 2008. Expenses of $6.1 million related to our 2007 business realignment initiatives were included in selling, marketing and administrative expenses in 2009 compared with $8.1 million in 2008.

2008 compared with 2007

Selling, marketing and administrative expenses increased primarily as a result of higher costs associated with employee-related expenses, including higher incentive compensation expense, increased levels of retail coverage primarily in the United States and expansion of our international businesses. Higher advertising, marketing research and merchandising expenses also contributed to the increase. Business realignment charges of $8.1 million were included in selling, marketing and administrative expenses in 2008 compared with $12.6 million in 2007.

Business Realignment Initiatives and Impairment Charges

In February 2007, we announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program" or "GSCT") and, in December 2007, we initiated a business realignment program associated with our business in Brazil (together, "the 2007 business realignment initiatives"). In December 2008, we approved a modest expansion in the scope of the global supply chain transformation program to include the closure of two subscale manufacturing facilities of Artisan Confections Company, a wholly-owned subsidiary, and consolidation of the associated production into existing U.S. facilities, along with rationalization of other select portfolio items. The affected facilities were located in Berkeley and San Francisco, California. Additional business realignment charges related to the expansion in scope were recorded in 2009 and included severance for approximately 150 employees.

The original estimated pre-tax cost of the program announced in February 2007 was from $525 million to $575 million over three years. The total included from $475 million to $525 million in business realignment costs and approximately $50 million in project implementation costs. The increase in scope approved in December 2008 increased the total expected cost by about $25 million. In addition, employee lump sum withdrawals from our defined benefit pension plans resulted in total non-cash pension settlement losses of $85.0 million which consisted of $60.4 million in 2009, $12.5 million in 2008 and $12.1 million in 2007.

Total pre-tax charges and non-recurring project implementation costs were $629.1 million for the GSCT. Excluding the higher than planned non-cash pension settlement losses, the GSCT total project costs were within the projected ranges. The GSCT was essentially complete as of December 31, 2009. Total costs of $99.1 million were recorded during 2009, costs of $130.0 million were recorded in 2008 and costs of $400.0 million were recorded in 2007 for this program. The current trends of employee lump sum withdrawals from the defined benefit pension plans could result in additional non-cash pension settlement losses of $12 million to $18 million in 2010. In addition, the manufacturing facilities in Naugatuck, Connecticut; Reading, Pennsylvania and Smiths Falls, Ontario have been closed and are being held for sale. Actual proceeds from the sale of these facilities could differ from expected proceeds which could cause additional charges or credits in 2010.

In an effort to improve the performance of our business in Brazil, in January 2008 Hershey do Brasil entered into a cooperative agreement with Pandurata Alimentos LTDA ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. Business realignment and impairment charges of $4.9 million were recorded in 2008 and $12.6 million were recorded in 2007.

Charges (credits) associated with business realignment initiatives and impairment recorded during 2009, 2008 and 2007 were as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Cost of sales			
2007 business realignment initiatives:			
Global supply chain transformation program	**$10,136**	$ 77,767	$123,090
Selling, marketing and administrative			
2007 business realignment initiatives:			
Global supply chain transformation program	**6,120**	8,102	12,623
Business realignment and impairment charges, net			
2007 business realignment initiatives:			
Global supply chain transformation program:			
Net (gain on sale)/impairment of fixed assets	**(3,418)**	(4,882)	47,938
Plant closure expense	**22,157**	23,415	13,506
Employee separation costs	**2,474**	11,469	176,463
Pension settlement loss	**60,431**	12,501	12,075
Contract termination costs	**1,231**	1,637	14,316
Brazilian business realignment:			
Goodwill impairment	**—**	—	12,260
Employee separation costs	**—**	1,581	310
Fixed asset impairment charges	**—**	754	—
Contract termination and other exit costs	**—**	2,587	—
2008 impairment of trademarks	**—**	45,739	—
Total business realignment and impairment charges, net	**82,875**	94,801	276,868
Total net charges associated with business realignment initiatives and impairment	**$99,131**	$180,670	$412,581

Global Supply Chain Transformation Program

The charge of $10.1 million recorded in cost of sales during 2009 related primarily to the start-up costs associated with the global supply chain transformation program and the accelerated depreciation of fixed assets over the estimated remaining useful life. The $6.1 million recorded in selling, marketing and administrative expenses related primarily to project administration for the global supply chain transformation program. The $3.4 million net gain on sale of fixed assets related primarily to higher proceeds from the sale of equipment. The $22.2 million of plant closure expenses for 2009 related primarily to the preparation of plants for sale and equipment removal costs. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value of $11.7 million was being held for sale as of December 31, 2009. The global supply chain transformation program had identified six manufacturing facilities which would be closed. As of December 31, 2009, manufacturing facilities located in Dartmouth, Nova Scotia; Oakdale, California; and Montreal, Quebec have been closed and sold. The facilities located in Naugatuck, Connecticut; Reading, Pennsylvania; and Smiths Falls, Ontario have been closed and are being held for sale. The global supply chain transformation program employee separation costs were primarily related to involuntary terminations at the manufacturing facilities of Artisan Confections Company which have been closed. The higher pension settlement loss in 2009 compared to 2008 resulted from an increase in actuarial losses associated with the significant decline in the fair value of pension assets in 2008, along with the increased level of lump sum withdrawals from a defined benefit pension plan related to employee departures associated with the global supply chain transformation program.

The 2008 charge of $77.8 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and start-up costs associated with the global supply chain transformation program. The $8.1 million recorded in selling, marketing and administrative expenses related primarily to project administration for the global supply chain transformation program. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. The $4.9 million of gains on sale of fixed assets resulted from the receipt of proceeds in excess of the carrying value primarily from the sale of a warehousing and distribution facility. The $23.4 million of plant closure expenses for 2008 related primarily to the preparation of plants for sale and production line removal costs. Certain real estate with a carrying value of $15.8 million was being held for sale as of December 31, 2008. The global supply chain transformation program employee separation costs were related to involuntary terminations at the North American manufacturing facilities which were being closed.

The 2007 charge of $123.1 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and costs related to inventory reductions. The $12.6 million recorded in selling, marketing and administrative expenses related primarily to project management and administration. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value of $40.2 million was being held for sale as of December 31, 2007. Employee separation costs included $79.0 million primarily for involuntary terminations at the 6 North American manufacturing facilities which were being closed. The employee separation costs also included $97.5 million for charges relating to pension and other post-retirement benefits curtailments and special termination benefits.

Brazilian Business Realignment

The 2008 Brazilian business realignment charges and the 2007 employee separation costs were related to involuntary terminations and costs associated with office consolidation related to the cooperative agreement with Bauducco. During the fourth quarter of 2007, we completed our annual impairment evaluation of goodwill and other intangible assets. As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge.

2008 Impairment of Trademarks

As a result of our annual impairment tests of intangible assets with useful lives determined to be indefinite, we recorded total impairment charges of $45.7 million in December 2008. We determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates. For more information, refer to pages 46 and 47.

Liabilities Associated with Business Realignment Initiatives

The liability balance as of December 31, 2009 relating to the 2007 business realignment initiatives was $9.2 million, primarily for employee separation and plant closure costs to be paid in 2010. The liability balance as of December 31, 2009 was increased by $0.1 million as a result of foreign currency translation adjustments. The liability balance as of December 31, 2008 was $31.0 million, primarily related to employee separation costs. Charges for plant closure and employee separation costs of $6.6 million were recorded in 2009. We made payments of $28.5 million in 2009 and $46.9 million in 2008 against the liabilities recorded for the 2007 business realignment initiatives, principally related to employee separation and project administration.

Income Before Interest and Income Taxes and EBIT Margin

2009 compared with 2008

EBIT increased in 2009 compared with 2008 principally as a result of higher gross profit and reduced business realignment charges, partially offset by increased selling, marketing and administrative expenses. Net pre-tax business realignment charges of $99.1 million were recorded in 2009 compared with $180.7 million recorded in 2008, a decrease of $81.6 million.

EBIT margin increased from 11.5% for 2008 to 14.4% for 2009. The increase in EBIT margin was the result of the higher gross margin, partially offset by higher selling, marketing and administrative expense as a percentage of sales. Net business realignment and impairment charges reduced EBIT margin by 1.8 percentage points in 2009 and by 3.5 percentage points in 2008, resulting in an improvement in EBIT margin of 1.7 percentage points from 2008 to 2009.

2008 compared with 2007

EBIT increased in 2008 compared with 2007 as a result of lower net business realignment charges. Net pre-tax business realignment charges of $180.7 million were recorded in 2008 compared with $412.6 million in 2007. The increase in EBIT resulting from lower business realignment charges and an increase in gross profit was substantially offset by higher selling, marketing and administrative expenses.

EBIT margin increased from 9.3% in 2007 to 11.5% in 2008. Net business realignment and impairment charges reduced EBIT margin by 3.5 percentage points in 2008 and 8.3 percentage points in 2007, resulting in an improvement in EBIT margin of 4.8 percentage points from 2007 to 2008. This impact was substantially offset by higher selling, marketing and administrative expense as a percentage of sales.

Interest Expense, Net

2009 compared with 2008

Net interest expense was lower in 2009 than the comparable period of 2008 primarily due to lower interest rates and lower average debt balances.

2008 compared with 2007

Net interest expense was lower in 2008 than in 2007 primarily due to lower interest rates and reduced borrowings as compared with the prior year.

Income Taxes and Effective Tax Rate

2009 compared with 2008

Our effective income tax rate was 35.0% for 2009 and was decreased by 0.5 percentage points as a result of the effective tax rate associated with business realignment charges recorded during the year. Our effective income tax rate was also lower in 2009 due to changes in the mix of income among various tax jurisdictions as compared with 2008.

2008 compared with 2007

Our effective income tax rate was 36.7% in 2008, and was increased by 0.7 percentage points as a result of the effective tax rate associated with business realignment charges recorded during the year.

Net Income and Net Income Per Share

2009 compared with 2008

Net income in 2009 was reduced by $60.8 million, or $0.27 per share-diluted, and was reduced by $119.1 million, or $0.52 per share-diluted, in 2008 as a result of net charges associated with our business realignment initiatives. After considering the impact of business realignment and impairment charges in each period, earnings per share-diluted in 2009 increased $0.29, or 15.4%, as compared with 2008.

2008 compared with 2007

As a result of net charges associated with our business realignment initiatives, net income in 2008 was reduced by $119.1 million or $0.52 per share-diluted. After considering the impact of business realignment and impairment charges in each period, earnings per share-diluted in 2008 decreased $0.20 as compared with 2007.

FINANCIAL CONDITION

Our financial condition remained strong during 2009. Solid cash flow from operations and our liquidity, leverage and capital structure contributed to our continued investment grade credit rating by recognized rating agencies.

Acquisitions and Divestitures

In March 2009, we completed the acquisition of the Van Houten Singapore consumer business. The acquisition from Barry Callebaut, AG provides us with an exclusive license of the Van Houten brand name and related trademarks in Asia and the Middle East for the retail and duty free distribution channels. The purchase price for the acquisition of Van Houten Singapore and the licensing agreement was approximately $15.2 million. Total liabilities assumed were $3.6 million.

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Bauducco. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance performance of our business in Brazil. In the first quarter of 2008, we received approximately $2.0 million in cash and recorded an other intangible asset of $13.7 million associated with the cooperative agreement with Bauducco in exchange for our conveying to Bauducco a 49% interest in Hershey do Brasil. We maintain a 51% controlling interest in Hershey do Brasil.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million during 2007 and own a 51% controlling interest in Godrej Hershey Ltd. Total liabilities assumed were $51.6 million. Effective in May 2007, this business acquisition was included in our consolidated results, including the related noncontrolling interest.

Also in May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Co., LTD. to produce Hershey products and certain Lotte products for the markets in Asia, particularly in China. We invested $39.0 million in 2007 and own a 44% interest. We are accounting for this investment using the equity method.

We included results subsequent to the dates of acquisition in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

Assets

A summary of our assets is as follows:

December 31, In thousands of dollars	2009	2008
Current assets	**$1,385,434**	$1,344,945
Property, plant and equipment, net	**1,404,767**	1,458,949
Goodwill and other intangibles	**697,100**	665,449
Deferred income taxes	**4,353**	13,815
Other assets	**183,377**	151,561
Total assets	**$3,675,031**	$3,634,719

- The change in current assets from 2008 to 2009 was primarily due to the following:
  - Higher cash and cash equivalents in 2009 due to improved cash flows from operations, which significantly reduced the need for short-term borrowings;

- A decrease in accounts receivable primarily resulting from the timing of sales and cash collections in December 2009 as compared with December 2008, along with a decrease in extended dated receivables associated with sales of seasonal items and new products;
- A decrease in inventories primarily related to initiatives to improve sales forecasting and inventory planning;
- A decrease in deferred income taxes primarily related to the effect of hedging transactions; and
- A decrease in prepaid expenses and other current assets primarily reflecting the timing of income tax payments for various tax jurisdictions and the effect of certain hedging transactions.

- Property, plant and equipment was lower in 2009 as depreciation expense of $158.0 million and asset retirements more than offset capital additions of $126.3 million. Accelerated depreciation of fixed assets at facilities which were being closed as well as certain asset retirements resulted primarily from the global supply chain transformation program.
- Goodwill and other intangibles increased primarily as a result of the Van Houten Singapore acquisition and the effect of currency translation adjustments.
- Other assets increased primarily due to the change in the funded status of our pension plans as well as the effect of certain hedging transactions.

Liabilities

A summary of our liabilities is as follows:

December 31, In thousands of dollars	2009	2008
Current liabilities	**$ 910,628**	$1,270,212
Long-term debt	**1,502,730**	1,505,954
Other long-term liabilities	**501,334**	504,963
Deferred income taxes	**—**	3,646
Total liabilities	**$2,914,692**	$3,284,775

- Changes in current liabilities from 2008 to 2009 were primarily the result of the following:
  - Higher accounts payable reflecting the timing of inventory deliveries to support manufacturing requirements and higher costs of goods and services;
  - Higher accrued liabilities primarily associated with advertising and promotions, certain hedging transactions, as well as higher expected incentive compensation payments in 2010, partially offset by payments of liabilities associated with the 2007 business realignment initiatives; and
  - A decrease in short-term debt of $459.1 million reflecting repayments of commercial paper borrowings facilitated by strong cash flow during 2009.

Capital Structure

We have two classes of stock outstanding, Common Stock and Class B Stock. Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. Holders of the Common Stock have one vote per share. Holders of the Class B Stock have 10 votes per share. Holders of the Common Stock, voting separately as a class, are entitled to elect one-sixth of our Board of Directors. With respect to dividend rights, holders of the Common Stock are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Hershey Trust Company, as trustee for the benefit of Milton Hershey School (the "Milton Hershey School Trust" or the "Trust") maintains voting control over The Hershey Company. Historically, the Milton Hershey School Trust had not taken an active role in setting our policy, nor had it exercised influence with regard to the ongoing business decisions of our Board of Directors or management. However, in October 2007, the Chairman of the Board of the Milton Hershey School Trust issued a statement indicating that the Trust continues to be guided by two key principles: first, that, in its role as controlling stockholder of the Company, it intends to retain its controlling interest in The Hershey Company and, second, that the long-term prosperity of the Company requires the Board of Directors of the Company and its management to build on its strong U.S. position by aggressively pursuing strategies for domestic and international growth. He further stated that the Milton Hershey School Trust had communicated to the Company's Board that the Trust was not satisfied with the Company's results and that, as a result, the Trust was "actively engaged in an ongoing process, the goal of which has been to ensure vigorous Company Board focus on resolving the Company's current business challenges and on implementing new growth strategies." In that release, the Trust board chairman reiterated the Trust's longstanding position that the Company Board, and not the Trust board, "is solely responsible and accountable for the Company's management and performance."

Arnold G. Langbo and Charles B. Strauss resigned from the Board of Directors of the Company effective August 10, 2009, following a decision by the Board of Directors to establish a Finance and Risk Management Committee that also delegated to such committee responsibilities with respect to reviewing and monitoring the Company's annual plan and certain strategic matters including but not limited to acquisitions and dispositions. Messrs. Langbo and Strauss decided to resign from the Board of Directors based on their views, expressed before the committee was established, that retaining responsibility for these matters with the Board of Directors as a whole was a better corporate governance structure for the Company.

On November 11, 2007 we announced that all of the members of our Board of Directors had resigned except for Richard H. Lenny, who was at that time our Chairman of the Board and Chief Executive Officer, David J. West, who was at that time President of the Company and currently serves as our President and Chief Executive Officer, and Robert F. Cavanaugh, who is also a member of the board of directors of Hershey Trust Company and board of managers (governing body) of Milton Hershey School. In addition, we announced that the Milton Hershey School Trust through stockholder action effected by written consent had amended the By-laws of the Company to allow the Company's stockholders to fix the number of directors to serve on our Board of Directors and from time to time to increase or decrease such number of directors, expanded the size of our Board of Directors from 11 directors to 13 directors, and appointed 8 new directors, including two who are also members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School.

The Milton Hershey School Trust decided to explore a sale of The Hershey Company in June 2002, but subsequently decided to terminate the sale process in September 2002. After terminating the sale process, the Trustee of the Milton Hershey School Trust advised the Pennsylvania Office of Attorney General in September 2002 that it would not agree to any sale of its controlling interest in The Hershey Company without approval of the court having jurisdiction over the Milton Hershey School Trust following advance notice to the Office of Attorney General. Subsequently, Pennsylvania enacted legislation that requires that the Office of Attorney General be provided advance notice of any transaction that would result in the Milton Hershey School Trust no longer having voting control of the Company. The law provides specific statutory authority for the Attorney General to intercede and petition the Court having jurisdiction over the Milton Hershey School Trust to stop such a transaction if the Attorney General can prove that the transaction is unnecessary for the future economic viability of the Company and is inconsistent with investment and management considerations under fiduciary obligations. This legislation could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby delay or prevent a change in control of the Company.

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement"). The Milton Hershey School Trust supported the Rights Agreement. This action was not in response to any specific effort to acquire control of The Hershey Company. Under the Rights

Agreement, our Board of Directors declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which our Common Stock is traded. We discuss the Rights Agreement in more detail in *Note 16, Capital Stock and Net Income Per Share*.

Noncontrolling Interests in Subsidiaries

As of January 1, 2009, the Company adopted a Financial Accounting Standards Board ("FASB") accounting standard that establishes new accounting and reporting requirements for the noncontrolling interest in a subsidiary (formerly known as minority interest) and for the deconsolidation of a subsidiary and requires the noncontrolling interest to be reported as a component of equity. In addition, changes in a parent's ownership interest while the parent retains its controlling interest will be accounted for as equity transactions, and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary will be measured initially at fair value.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd. to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we own a 51% controlling interest in Godrej Hershey Ltd. In January 2009, the Company contributed cash of approximately $8.7 million to Godrej Hershey Ltd. and owners of the noncontrolling interests in Godrej Hershey Ltd. contributed approximately $7.3 million. The ownership interest percentages in Godrej Hershey Ltd. did not change significantly as a result of these contributions. The noncontrolling interests in Godrej Hershey Ltd. are included in the equity section of the Consolidated Balance Sheets.

We also own a 51% controlling interest in Hershey do Brasil under the cooperative agreement with Bauducco. The noncontrolling interest in Hershey do Brasil is included in the equity section of the Consolidated Balance Sheets.

The increase in noncontrolling interests in subsidiaries from $31.7 million as of December 31, 2008 to $39.9 million as of December 31, 2009 reflected the $7.3 million contribution from the noncontrolling interests in Godrej Hershey Ltd. and the impact of currency translation adjustments, partially offset by a reduction resulting from the recording of the share of losses pertaining to the noncontrolling interests. The share of losses pertaining to the noncontrolling interests in subsidiaries was $4.1 million for the year ended December 31, 2009, $6.1 million for the year ended December 31, 2008 and $1.3 million for the year ended December 31, 2007. This was reflected in selling, marketing and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flows. Our net income and, consequently, our cash provided from operations are impacted by: sales volume, seasonal sales patterns, timing of new product introductions, profit margins and price changes. Sales are typically higher during the third and fourth quarters of the year due to seasonal and holiday-related sales patterns. Generally, working capital needs peak during the summer months. We meet these needs primarily by issuing commercial paper.

Cash Flows from Operating Activities

Our cash flows provided from (used by) operating activities were as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Net income	**$ 435,994**	$ 311,405	$ 214,154
Depreciation and amortization	**182,411**	249,491	310,925
Stock-based compensation and excess tax benefits	**30,472**	22,196	9,526
Deferred income taxes	**(40,578)**	(17,125)	(124,276)
Business realignment and impairment charges, net of tax	**60,823**	119,117	267,653
Contributions to pension plans	**(54,457)**	(32,759)	(15,836)
Working capital	**157,812**	65,791	148,019
Changes in other assets and liabilities	**293,272**	(198,555)	(31,329)
Net cash provided from operating activities	**$1,065,749**	$ 519,561	$ 778,836

- Over the past three years, total cash provided from operating activities was approximately $2.4 billion.
- Depreciation and amortization expenses decreased in 2009 principally as the result of lower accelerated depreciation charges related to the 2007 business realignment initiatives compared with accelerated depreciation charges recorded in 2007 and 2008. Accelerated depreciation recorded in 2009 was approximately $4.2 million compared with approximately $60.6 million recorded in 2008 and $108.6 million recorded in 2007. Depreciation and amortization expenses represent non-cash items that impacted net income and are reflected in the consolidated statements of cash flows to reconcile cash flows from operating activities.
- Cash used by deferred income taxes increased in 2009 compared with 2008 primarily as a result of the tax impact associated with hedging transactions. Cash used by deferred income taxes in 2008 and 2007, primarily reflected the impact of deferred taxes associated with the 2007 business realignment and impairment charges recorded during 2008 and 2007.
- We contributed $103.1 million to our pension plans over the past three years to improve the plans' funded status and to pay benefits under the non-funded plans. As of December 31, 2009, our pension benefit obligations exceeded the fair value of our pension plan assets by $15.1 million.
- Over the three year period, cash provided from working capital tended to fluctuate due to the timing of sales and cash collections during December of each year and working capital management practices, including initiatives implemented to reduce working capital.
- During the three year period, cash provided from or used by changes in other assets and liabilities primarily reflected the effect of hedging transactions and the impact of business realignment initiatives, along with the related tax effects.
- The increase in income taxes paid in 2009 compared with 2008 primarily reflected the impact of higher taxable income for 2009.

Cash Flows from Investing Activities

Our cash flows provided from (used by) investing activities were as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Capital additions	**$(126,324)**	$(262,643)	$(189,698)
Capitalized software additions	**(19,146)**	(20,336)	(14,194)
Proceeds from sales of property, plant and equipment	**10,364**	82,815	—
Business acquisitions	**(15,220)**	—	(100,461)
Proceeds from divestitures	**—**	1,960	—
Net cash used by investing activities	**$(150,326)**	$(198,204)	$(304,353)

- Capital additions in 2009 associated with our global supply chain transformation program were approximately $46.3 million compared with $162.6 million in 2008. Other capital additions were primarily related to modernization of existing facilities and purchases of manufacturing equipment for new products.
- Capitalized software additions were primarily for ongoing enhancement of our information systems.
- In 2009, we received $10.4 million in proceeds from the sale of manufacturing facilities and related equipment under the global supply chain transformation program compared with $82.8 million received in 2008.
- We anticipate total capital expenditures, including capitalized software, of approximately $150 million to $160 million in 2010.
- In March 2009, our Company completed the acquisition of the Van Houten Singapore consumer business. The purchase price for the acquisition of Van Houten Singapore and a licensing agreement was approximately $15.2 million.
- In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Bauducco. We received approximately $2.0 million in cash associated with the cooperative agreement in exchange for a 49% interest in Hershey do Brasil.
- In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd. to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million in this business during 2007.
- In May 2007, our Company and Lotte Confectionery Co. LTD. entered into a manufacturing agreement to produce Hershey products and certain Lotte products for markets in Asia, particularly in China. We invested $39.0 million in this business during 2007.

Cash Flows from Financing Activities

Our cash flows provided from (used by) financing activities were as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Net change in short-term borrowings	**$(458,047)**	$(371,393)	$ 195,055
Long-term borrowings	**—**	247,845	—
Repayment of long-term debt	**(8,252)**	(4,977)	(188,891)
Cash dividends paid	**(263,403)**	(262,949)	(252,263)
Exercise of stock options	**32,773**	38,383	59,958
Contributions from noncontrolling interests in subsidiaries	**7,322**	—	—
Repurchase of Common Stock	**(9,314)**	(60,361)	(256,285)
Net cash used by financing activities	**$(698,921)**	$(413,452)	$(442,426)

- We use short-term borrowings (commercial paper and bank borrowings) to fund seasonal working capital requirements and ongoing business needs. Additional information on short-term borrowings is included under Borrowing Arrangements below.
- In March 2008, we issued $250 million of 5.0% Notes due in 2013. The Notes were issued under a shelf registration statement on Form S-3 filed in May 2006 described under Registration Statements below.
- In March 2007, we repaid $150.0 million of 6.95% Notes due in 2007.
- We paid cash dividends of $198.4 million on our Common Stock and $65.0 million on our Class B Stock in 2009.
- Cash received from the exercise of stock options was partially offset by cash used for the repurchase of Common Stock.

Repurchases and Issuances of Common Stock

For the years ended December 31,	2009		2008		2007	
In thousands	Shares	Dollars	Shares	Dollars	Shares	Dollars
Shares repurchased under pre-approved share repurchase programs:						
Open market repurchases	**—**	**$ —**	—	$ —	2,916	$149,983
Shares repurchased to replace Treasury Stock issued for stock options and employee benefits	**252**	**9,314**	1,610	60,361	2,046	106,302
Total share repurchases	**252**	**9,314**	1,610	60,361	4,962	256,285
Shares issued for stock options and employee benefits	**(1,215)**	**(39,616)**	(1,595)	(51,992)	(1,748)	(56,670)
Net change	**(963)**	**$(30,302)**	15	$ 8,369	3,214	$199,615

- We intend to repurchase shares of Common Stock in 2010 in order to replace Treasury Stock shares issued for exercised stock options. The value of shares purchased in a given period will vary based on stock options exercised over time and market conditions.
- In December 2006, our Board of Directors approved a $250 million share repurchase program. As of December 31, 2009, $100.0 million remained available for repurchases of Common Stock under this program.

Cumulative Share Repurchases and Issuances

A summary of cumulative share repurchases and issuances is as follows:

	Shares	Dollars
	In thousands	
Shares repurchased under authorized programs:		
Open market repurchases	57,436	$1,984,431
Repurchases from the Milton Hershey School Trust	11,918	245,550
Shares retired	(1,056)	(12,820)
Total repurchases under authorized programs	68,298	2,217,161
Privately negotiated purchases from the Milton Hershey School Trust	67,282	1,501,373
Shares reissued for stock option obligations, supplemental retirement contributions, and employee stock ownership trust obligations	(30,305)	(802,159)
Shares repurchased to replace reissued shares	26,629	1,063,254
Total held as Treasury Stock as of December 31, 2009	131,904	$3,979,629

Borrowing Arrangements

We maintain debt levels we consider prudent based on our cash flow, interest coverage ratio and percentage of debt to capital. We use debt financing to lower our overall cost of capital which increases our return on stockholders' equity.

- In December 2006, we entered into a five-year agreement establishing an unsecured committed revolving credit facility to borrow up to $1.1 billion, with an option to increase borrowings to $1.5 billion with the consent of the lenders. During the fourth quarter of 2007, the lenders approved an extension of this agreement by one year in accordance with our option under the agreement. The five-year agreement will now expire in December 2012. As of December 31, 2009, $1.1 billion was available to borrow under the agreement. The unsecured revolving credit agreement contains certain financial and other covenants, customary representations, warranties, and events of default. As of December 31, 2009, we complied with all of these covenants. We may use these funds for general corporate purposes, including commercial paper backstop and business acquisitions.
- In August 2007, we entered into an unsecured revolving short-term credit agreement to borrow up to an additional $300 million because we believed at the time that seasonal working capital needs, share repurchases and other business activities would cause our borrowings to exceed the $1.1 billion borrowing limit available under our five-year credit agreement. We used the funds borrowed under this new agreement for general corporate purposes, including commercial paper backstop. Although the new agreement was scheduled to expire in August 2008, we elected to terminate it in June 2008 because we determined that we no longer needed the additional borrowing capacity provided by the agreement.
- In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. As of December 31, 2009, we could borrow up to approximately $68.9 million in various currencies under the lines of credit and as of December 31, 2008, we could borrow up to $67.1 million.

Registration Statements

- In May 2009, we filed a shelf registration statement on Form S-3 that registered an indeterminate amount of debt securities. This registration statement was effective immediately upon filing under Securities and Exchange Commission regulations governing "well-known seasoned issuers" (the "WKSI Registration Statement"). This WKSI Registration Statement was filed to replace a May 2006 WKSI Registration Statement which expired in May 2009.
- In March 2008, we issued $250 million of 5.0% Notes due April 1, 2013. The Notes were issued under the 2006 WKSI Registration Statement.
- Proceeds from the debt issuances and any other offerings under the WKSI Registration Statement may be used for general corporate requirements. These may include reducing existing borrowings, financing capital additions, funding contributions to our pension plans, future business acquisitions and working capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

As of December 31, 2009, our contractual cash obligations by year were as follows:

	Payments Due by Year						
	In thousands of dollars						
Contractual Obligations	**2010**	**2011**	**2012**	**2013**	**2014**	**Thereafter**	**Total**
Unconditional Purchase Obligations	$1,111,200	$589,500	$356,100	$234,900	$ —	$ —	$2,291,700
Non-cancelable Operating Leases	14,020	11,171	10,106	6,422	6,174	13,599	61,492
Long-term Debt	15,247	253,707	150,967	250,000	—	848,056	1,517,977
Total Obligations	$1,140,467	$854,378	$517,173	$491,322	$6,174	$861,655	$3,871,169

In entering into contractual obligations, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. Our risk is limited to replacing the contracts at prevailing market rates. We do not expect any significant losses resulting from counterparty defaults.

Purchase Obligations

We enter into certain obligations for the purchase of raw materials. These obligations were primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year presented above, consists of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2009.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent we have entered into commodities futures contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2009 and in future periods by entering into commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2009, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

Asset Retirement Obligations

We have a number of facilities that contain varying amounts of asbestos in certain locations within the facilities. Our asbestos management program is compliant with current applicable regulations. Current regulations require that we handle or dispose of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve or require the removal of asbestos.

As of December 31, 2009, certain real estate associated with the closure of facilities under the global supply chain transformation program is being held for sale. We are not aware of any significant obligations related to the environmental remediation of these facilities which have not been reflected in our current estimates.

Income Tax Obligations

We base our deferred income taxes, accrued income taxes and provision for income taxes upon income, statutory tax rates, the legal structure of our Company and interpretation of tax laws. We are regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. We maintain reserves for such assessments. We adjust the reserves based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established. Assessments of additional tax require cash payments. We are not aware of any significant income tax assessments. The amount of tax obligations is not included in the table of contractual cash obligations by year on page 36 because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

We use certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and options, and commodities futures and options contracts, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures, respectively. We enter into interest rate swap agreements and foreign exchange forward contracts and options for periods consistent with related underlying exposures. These derivative instruments do not constitute positions independent of those exposures. We enter into commodities futures and options contracts for varying periods. These futures and options contracts are intended to be, and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. We do not expect any significant losses from counterparty defaults.

Accounting Policies Associated with Derivative Instruments

We report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income. We reclassify the effective portion of the gain or loss on these derivative instruments into income in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument resulting from hedge ineffectiveness, if any, must be recognized currently in earnings.

Fair value hedges pertain to derivative instruments that qualify as a hedge of exposures to changes in the fair value of a firm commitment or assets and liabilities recognized on the balance sheet. For fair value hedges, our policy is to record the gain or loss on the derivative instrument in earnings in the period of change together with the offsetting loss or gain on the hedged item. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

As of December 31, 2009, we designated and accounted for all derivative instruments, including foreign exchange forward contracts and options and commodities futures and options contracts, as cash flow hedges. Additional information regarding accounting policies associated with derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities.*

The information below summarizes our market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2009. Note 1, Note 6 and Note 7 to the Consolidated Financial Statements provide additional information.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2009. We determined the fair value of long-term debt based upon quoted market prices for the same or similar debt issues.

	Maturity Date							
	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
In thousands of dollars except for rates								
Long-term Debt ...	$15,247	$253,707	$150,967	$250,000	$—	$848,056	$1,517,977	$1,654,367
Interest Rate ..	10.2%	5.3%	7.0%	5.0%	—	6.2%	6.0%	

We calculated the interest rates on variable rate obligations using the rates in effect as of December 31, 2009.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In March 2009, we entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2011 to repay $250 million of 5.3% Notes maturing in September 2011. The weighted-average fixed rate on the forward starting swap agreements was 3.5%. The fair value of interest rate swap agreements was a net asset of $9.2 million as of December 31, 2009. Our risk related to interest rate swap agreements is limited to the cost of replacing such agreements at prevailing market rates. As of December 31, 2009, the potential net loss associated with interest rate swap agreements resulting from a hypothetical near-term adverse change in interest rates of ten percent was approximately $4.9 million. For more information see *Note 6, Derivative Instruments and Hedging Activities*.

As of December 31, 2008 we were not a party to any interest rate swap agreements.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily purchase commitments or forecasted purchases of equipment, raw materials and finished goods. We also may hedge payment of forecasted intercompany transactions with our subsidiaries outside of the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts are effective as hedges of identifiable foreign currency commitments. We designate our foreign exchange forward contracts as cash flow hedging derivatives. The fair value of these contracts is classified as either an asset or liability on the Consolidated Balance Sheets. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings.

A summary of foreign exchange forward contracts and the corresponding amounts at contracted forward rates is as follows:

December 31,	2009		2008	
	Contract Amount	**Primary Currencies**	**Contract Amount**	**Primary Currencies**
In millions of dollars				
Foreign exchange forward contracts to purchase foreign currencies	**$ 2.7**	Euros Swiss francs	$ 0.8	Euros Swiss francs Mexican pesos
Foreign exchange forward contracts to sell foreign currencies	**$106.3**	Canadian dollars	$68.1	Canadian dollars Australian dollars

We define the fair value of foreign exchange forward contracts as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

A summary of the fair value and market risk associated with foreign exchange forward contracts is as follows:

December 31, In millions of dollars	2009	2008
Fair value of foreign exchange forward contracts, net—(liability) asset	**$ (4.8)**	$10.3
Potential net loss associated with foreign exchange forward contracts resulting from a hypothetical near-term adverse change in market rates of ten percent	**$10.9**	$ 7.1

Our risk related to foreign exchange forward contracts is limited to the cost of replacing the contracts at prevailing market rates.

Commodities—Price Risk Management and Futures Contracts

Our most significant raw material requirements include cocoa products, sugar, dairy products, peanuts and almonds. The cost of cocoa products and prices for related futures contracts historically have been subject to wide fluctuations attributable to a variety of factors. These factors include:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;
- Speculative influences;
- Trade agreements among producing and consuming nations;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs and energy policies.

We use futures and options contracts in combination with forward purchasing of cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products primarily to provide favorable pricing opportunities and flexibility in sourcing our raw material and energy requirements. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials by using forward purchasing to cover future manufacturing requirements generally for 3 to 24 months. However, the dairy futures markets are not as developed as many of the other commodities futures markets and, therefore, it is not possible to hedge our costs for dairy products by entering into futures contracts to extend coverage for longer periods of time. We use fuel oil futures contracts to minimize price fluctuations associated with our transportation costs. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

During 2009, the average cocoa futures contract prices increased compared with 2008, and traded in a range between $1.10 and $1.52 per pound, based on the prices of futures contracts traded on the IntercontinentalExchange. Cocoa futures prices during 2009 traded at prices which were near 30-year highs. The significant increase in cocoa futures prices reflected the impact of a weakening U.S. dollar as compared with other currencies, and an increase in asset allocation into commodity-based investments by various hedge funds.

During 2009, dairy prices started the year near $.13 per pound and dropped to approximately $.10 per pound on a class II fluid milk basis. Prices were weak in the face of strong production of milk and dairy products, and sluggish demand worldwide. Our costs for certain dairy products may not necessarily reflect market price fluctuations because of our forward purchasing practices.

We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses. We report these cash transfers as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for the payment of future invoice prices of raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

Commodity Position Sensitivity Analysis

The following sensitivity analysis reflects our market risk to a hypothetical adverse market price movement of 10%, based on our net commodity positions at four dates spaced equally throughout the year. Our net commodity positions consist of the amount of futures contracts we hold over or under the amount of futures contracts we need to price unpriced physical forward contracts for the same commodities. Inventories, priced forward contracts and estimated anticipated purchases not yet under contract were not included in the sensitivity analysis calculations. We define a loss, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions reflect quoted market prices or estimated future prices, including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2009		2008	
	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)
In millions of dollars				
Highest long position	**$(209.0)**	**$20.9**	$(357.1)	$35.7
Lowest long position	**(513.2)**	**51.3**	(574.1)	57.4
Average position (long)	**(363.1)**	**36.3**	(440.6)	44.1

The increase in fair values from 2008 to 2009 primarily reflected higher 2009 prices, slightly offset by a decrease in net commodity positions. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures that we held at certain points in time during the years.

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with GAAP. In various instances, GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

- Accounts Receivable—Trade
- Accrued Liabilities
- Pension and Other Post-Retirement Benefits Plans
- Goodwill and Other Intangible Assets
- Commodities Futures Contracts

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with the Audit Committee of our Board of Directors. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. We discuss our significant accounting policies in *Note 1, Summary of Significant Accounting Policies.*

Accounts Receivable—Trade

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria based upon the results of our recurring financial account reviews and our evaluation of the current and projected economic conditions. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers. McLane Company, Inc. accounted for approximately 22.5% of our total accounts receivable as of December 31, 2009. As of December 31, 2009, no other customer accounted for more than 10% of our total accounts receivable. We believe that we have little concentration of credit risk associated with the remainder of our customer base.

Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the following:

- Aging of accounts receivable at the date of the financial statements;
- Assessments of collectability based on historical trends; and
- Evaluation of the impact of current and projected economic conditions.

We monitor the collectability of our accounts receivable on an ongoing basis by analyzing aged accounts receivable, assessing the credit worthiness of our customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectability of accounts receivable are reasonably likely to change in the future.

Information on our Accounts Receivable—Trade, related expenses and assumptions is as follows:

For the three-year period In millions of dollars, except percents	2007-2009
Average expense for potential uncollectible accounts	$1.7
Average write-offs of uncollectible accounts	$1.6
Allowance for doubtful accounts as a percentage of gross accounts receivable	1%-2%

- We recognize the provision for uncollectible accounts as selling, marketing and administrative expense in the Consolidated Statements of Income.

- If we made reasonably possible near-term changes in the most material assumptions regarding collectability of accounts receivable, our annual provision could change within the following range:
  - A reduction in expense of approximately $4.9 million; and
  - An increase in expense of approximately $3.7 million.
- Changes in estimates for future uncollectible accounts receivable would not have a material impact on our liquidity or capital resources.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products.

Liabilities associated with marketing promotion programs

We recognize the costs of marketing promotion programs as a reduction to net sales along with a corresponding accrued liability based on estimates at the time of revenue recognition.

Information on our promotional costs and assumptions is as follows:

For the years ended December 31, **In millions of dollars**	**2009**	**2008**	**2007**
Promotional costs	**$721.5**	$766.6	$702.1

- We determine the amount of the accrued liability by:
  - Analysis of programs offered;
  - Historical trends;
  - Expectations regarding customer and consumer participation;
  - Sales and payment trends; and
  - Experience with payment patterns associated with similar, previously offered programs.
- The estimated costs of these programs are reasonably likely to change in the future due to changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products.
- Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs could result in changes within the following range:
  - A reduction in costs of approximately $13.1 million; and
  - An increase in costs of approximately $5.6 million.
- Changes in these assumptions would affect net sales and income before income taxes.
- Over the three-year period ended December 31, 2009, actual promotion costs have not deviated from the estimated amounts by more than 2%.
- Changes in estimates related to the cost of promotional programs would not have a material impact on our liquidity or capital resources.

Liabilities associated with potentially unsaleable products

- At the time of sale, we estimate a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales.
- A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail.

- Estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotional programs.
- Over the three-year period ended December 31, 2009, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales.
- Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $1.0 million to $2.0 million.
- Over the three-year period ended December 31, 2009, actual costs have not deviated from our estimates by more than approximately 1%.
- Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on our liquidity or capital resources.

Pension and Other Post-Retirement Benefits Plans

Overview

We sponsor a number of defined benefit pension plans. The primary plans are The Hershey Company Retirement Plan and The Hershey Company Retirement Plan for Hourly Employees. These are cash balance plans that provide pension benefits for most domestic employees hired prior to January 1, 2007. We monitor legislative and regulatory developments regarding cash balance plans, as well as recent court cases, for any impact on our plans. We also sponsor 2 primary post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

We fund domestic pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws. Beginning January 1, 2008, we complied with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans. We broadly diversify our pension plan assets, consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations consider payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. We take into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with post-retirement benefit plans that provide health care and life insurance, we take into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. We review the discount rate assumptions and may revise them annually. The expected long-term rate of return on assets assumption ("asset return assumption") for funded plans is of a longer duration and revised only when long-term asset return projections demonstrate that need.

An employer that is a business entity and sponsors one or more single-employer defined benefit plans is required to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.

- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

Pension Plans

Our pension plan costs and related assumptions were as follows:

For the years ended December 31, In millions of dollars	2009	2008	2007
Net periodic pension benefit costs (income)	**$48.9**	$(17.4)	$(9.0)
Assumptions:			
Average discount rate assumptions—net periodic benefit cost calculation	**6.4%**	6.3%	5.8%
Average discount rate assumptions—benefit obligation calculation	**5.7%**	6.4%	6.2%
Asset return assumptions	**8.5%**	8.5%	8.5%

Net Periodic Pension Benefit Costs

We recorded net periodic pension benefit expense of $48.9 million in 2009. The increase from 2008 was primarily due to the significant decline in the value of pension assets during 2008 reflecting volatility and deterioration in financial market and economic conditions. We recorded net periodic pension benefit income in 2008 primarily due to the modifications announced in October 2006 which reduced future benefits under The Hershey Company Retirement Plan, The Hershey Company Retirement Plan for Hourly Employees and the Supplemental Executive Retirement Plan and the impact of a higher discount rate assumption as of December 31, 2007. Our periodic pension benefit costs in 2010 will be approximately $14 million lower due to the higher actual return on pension assets in 2009.

Actuarial gains and losses may arise when actual experience differs from assumed experience or when we revise the actuarial assumptions used to value the plans' obligations. We only amortize the unrecognized net actuarial gains and losses in excess of 10% of a respective plan's projected benefit obligation, or the fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefit expense for 2010 is $28.4 million. The 2009 recognized net actuarial loss component of net periodic pension benefit expense was $33.6 million. Projections beyond 2010 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

Average Discount Rate Assumption—Net Periodic Benefit Costs (Income)

The discount rate represents the estimated rate at which we could effectively settle our pension benefit obligations. In order to estimate this rate for 2009 and 2008, a single effective rate of discount was determined by our actuaries after discounting the pension obligation's cash flows using the spot rate of matching duration from the Citigroup Pension Discount Curve.

The use of a different discount rate assumption can significantly affect net periodic benefit cost (income):

- A one-percentage point decrease in the discount rate assumption would have increased 2009 net periodic pension benefit expense by $6.7 million.
- A one-percentage point increase in the discount rate assumption would have decreased 2009 net periodic pension benefit expense by $6.2 million.

Average Discount Rate Assumption—Benefit Obligations

The discount rate assumption to be used in calculating the amount of benefit obligations is determined in the same manner as the average discount rate assumption used to calculate net periodic benefit cost (income) as described above. We reduced our 2009 discount rate assumption due to the declining interest rate environment consistent with the duration of our pension plan liabilities.

The use of a different discount rate assumption can significantly affect the amount of benefit obligations:

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2009 pension benefits obligations by $100.2 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2009 pension benefits obligations by $85.5 million.

Asset Return Assumptions

We based the expected return on plan assets component of net periodic pension benefit costs (income) on the fair market value of pension plan assets. To determine the expected return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on the categories of plan assets. The historical geometric average return over the 22 years prior to December 31, 2009 was approximately 8.3%. The actual return on assets was as follows:

For the years ended December 31,	2009	2008	2007
Actual return (loss) on assets	**21.2%**	(24.1)%	7.1%

The use of a different asset return assumption can significantly affect net periodic benefit cost (income):

- A one-percentage point decrease in the asset return assumption would have increased 2009 net periodic pension benefit expense by $8.7 million.
- A one-percentage point increase in the asset return assumption would have decreased 2009 net periodic pension benefit expense by $8.7 million.

Our investment policies specify ranges of allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

Asset Class	Allocation Range
Equity securities	58% – 85%
Debt securities	15% – 42%
Cash and certain other investments	0% – 5%

As of December 31, 2009, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets and weightings within the asset classes. As of December 31, 2009 and 2008, the benefit plan fixed income assets were invested primarily in conventional instruments benchmarked to the Barclays Capital U.S. Aggregate Bond Index.

For 2009 and 2008, minimum funding requirements for the plans were not material. However, we made contributions of $54.5 million in 2009 and $32.8 million in 2008 to improve the funded status of our qualified plans and for the payment of benefits under our non-qualified pension plans. These contributions were fully tax deductible. A one-percentage point change in the funding discount rate would not have changed the 2009 minimum funding requirements significantly for the domestic plans. For 2010, there are no significant minimum funding requirements for our pension plans and planned voluntary funding of our pension plans in 2010 is not material.

Post-Retirement Benefit Plans

Other post-retirement benefit plan costs and related assumptions were as follows:

For the years ended December 31, In millions of dollars	2009	2008	2007
Net periodic other post-retirement benefit cost	**$19.9**	$21.9	$24.9
Assumptions:			
Average discount rate assumption	**6.4%**	6.3%	5.8%

The use of a different discount rate assumption can significantly affect net periodic other post-retirement benefit cost:

- A one-percentage point decrease in the discount rate assumption would have decreased 2009 net periodic other post-retirement benefit cost by $.5 million.
- A one-percentage point increase in the discount rate assumption would have increased 2009 net periodic other post-retirement benefit cost by $1.0 million.

Other post-retirement benefit obligations and assumptions were as follows:

December 31, In millions of dollars	2009	2008
Other post-retirement benefit obligation	**$324.6**	$315.4
Assumptions:		
Benefit obligations discount rate assumption	**5.7%**	6.4%

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2009 other post-retirement benefits obligations by $30.4 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2009 other post-retirement benefits obligations by $25.7 million.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets by classifying intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, impairment testing is required if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, impairment testing is required at least annually or more frequently if events or circumstances indicate that these assets might be impaired.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we used to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

We perform annual impairment tests of goodwill at the beginning of the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. We determined than none of our goodwill was impaired as of December 31, 2009. The fair value of our Godrej Hershey Ltd. reporting unit exceeded its carrying value by approximately 6%. As of December 31, 2009, the goodwill allocated to the reporting unit was approximately $79.6 million. The assumptions used to estimate fair value were based on the past performance of the reporting unit as well as the projections incorporated in our current operating plans. Significant assumptions and estimates included in our current operating plans were associated with sales growth, profitability, and related cash flows, along with cash flows associated with taxes and capital spending. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions of the reporting unit. We also considered assumptions that market participants may use. By their nature, these projections and assumptions are uncertain. Potential events and circumstances that could have an adverse effect on our assumptions include the unavailability of raw or packaging materials or significant cost increases, pricing constraints and possible disruptions to our supply chain. The fair values of our other reporting units were substantially in excess of their carrying values.

Our other intangible assets consist primarily of customer-related intangible assets, patents and trademarks obtained through business acquisitions. We amortize customer-related intangible assets and patents over their estimated useful lives. The useful lives of existing trademarks were determined to be indefinite and, therefore, we do not amortize them. We evaluate our trademarks for impairment by comparing the carrying amount of the assets to their estimated fair value. The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves two steps. In the first step, we estimate reasonable royalty rates for each trademark. In the second step, we apply these royalty rates to a net sales stream and discount the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimates of future cash flows are generally based on past performance of the brands and reflect net sales projections and assumptions for the brands that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

We perform annual impairment tests of other intangible assets with indefinite lives at the beginning of the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. We determined that none of our other intangible assets was impaired as of December 31, 2009. In December 2008, we recorded total non-cash impairment charges of $45.7 million. We determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates.

Commodities Futures and Options Contracts

We use futures and options contracts in combination with forward purchasing of cocoa products and other commodities primarily to reduce the risk of future price increases, provide visibility to future costs and take advantage of market fluctuations. Additional information with regard to accounting policies associated with commodities futures and options contracts and other derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities*.

Our gains (losses) on cash flow hedging derivatives were as follows:

For the years ended December 31, In millions of dollars	2009	2008	2007
Net after-tax gains on cash flow hedging derivatives	**$78.3**	$ 11.5	$6.8
Reclassification adjustments from accumulated other comprehensive loss to income	**1.9**	(34.1)	.2
Hedge ineffectiveness gains (losses) recognized in cost of sales, before tax	**.2**	(.1)	(.5)

- We reflected reclassification adjustments related to gains or losses on commodities futures and options contracts in cost of sales.
- No gains or losses on commodities futures and options contracts resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on commodities futures and options contracts in income due to excluding such components from the hedge effectiveness assessment.

The amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts and options, and commodities futures and options contracts, expected to be reclassified into earnings in the next 12 months was approximately $54.0 million after tax as of December 31, 2009. This amount was primarily associated with commodities futures contracts.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Refer to Risk Factors beginning on page 10 for information concerning the key risks to achieving our future performance goals.

We expect the economic environment to continue to be challenging in 2010. In this environment, we will continue to build our business by focusing on a consumer-driven approach to core brand investment and new product innovation in North America, along with investments in our strategic international businesses.

We expect to increase advertising investment by 25% to 30% behind our core brands and new product introductions. We will also continue to invest in consumer insights, in-store selling, merchandising and programming to drive profitable growth for both our Company and our customers.

We expect our cost structure to remain at elevated levels in 2010. Key commodity markets remain volatile and prices for many commodities are near multi-year highs. We have good visibility into our full-year cost structure for 2010. We also expect to continue to achieve productivity and efficiency improvements, along with price realization in 2010, resulting in modestly enhanced margins.

For 2010, we expect to achieve net sales growth within our long-term objective of 3% to 5% and adjusted earnings per share-diluted growth within our long-term objective of 6% to 8%.

Outlook for Global Supply Chain Transformation Program

Total pre-tax charges and non-recurring project implementation costs over the last three years for the GSCT were $629.1 million. The GSCT was essentially complete as of December 31, 2009. However, the current trends of employee lump sum withdrawals from the defined benefit pension plans could result in additional non-cash pension settlement losses of $12 million to $18 million in 2010. In addition, the manufacturing facilities in Naugatuck, Connecticut; Reading, Pennsylvania; and Smiths Falls, Ontario have been closed and are being held for sale. Actual proceeds from the sale of these facilities could differ from expected proceeds which could cause additional charges or credits in 2010.

SUBSEQUENT EVENTS

In May 2009, the FASB issued a new standard effective for both interim and annual financial statements ending after June 15, 2009. It establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.

We adopted this new standard as of July 5, 2009 and have evaluated all subsequent events through the date and time our financial statements were issued. The adoption of this standard did not have a material impact on our financial accounting or reporting. No subsequent events occurred during this reporting period that require recognition or disclosure in this filing.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued two Statements of Financial Accounting Standards: No. 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140* ("SFAS No. 166") and No. 167, *Amendments to FASB Interpretation No. 46(R)* ("SFAS No. 167").

SFAS No. 166 addresses how information should be provided about transfers of financial assets; the effects of a transfer on a company's financial position, performance and cash flows; and a transferor's continuing involvement in transferred financial assets. SFAS No. 166 removes the concept of a qualifying special-purpose entity and modifies or eliminates certain other provisions related to transfers of financial assets. It also establishes additional requirements, including a requirement for enhanced disclosures to provide financial statement users with greater transparency.

SFAS No. 167 amends certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities,* to improve financial reporting by enterprises involved with variable interest entities, and to provide more relevant and reliable information to users of financial statements.

Each of these statements has now been included in the FASB Codification. SFAS No. 166 is now Topic 860 and SFAS No. 167 is now Topic 810. These standards are effective for us as of January 1, 2010; we believe there will be no significant impact on our consolidated financial statements upon adoption of these new accounting standards.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Required information about market risk is included in the section entitled "Accounting Policies and Market Risks Associated with Derivative Instruments," found on pages 37 through 40.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	PAGE
Responsibility for Financial Statements	51
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	52
Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007	53
Consolidated Balance Sheets as of December 31, 2009 and 2008	54
Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	55
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2009, 2008 and 2007	56
Notes to Consolidated Financial Statements	57

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Hershey Company is responsible for the financial statements and other financial information contained in this report. We believe that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

We maintain a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. We believe our system provides an appropriate balance in this regard. We maintain an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2009, 2008 and 2007 financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on our financial statements is included on page 52.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

David J. West	**Humberto P. Alfonso**
Chief Executive Officer	***Chief Financial Officer***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

We have audited the accompanying consolidated balance sheets of The Hershey Company and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hershey Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 19, 2010

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, In thousands of dollars except per share amounts	2009	2008	2007
Net Sales	**$5,298,668**	$5,132,768	$4,946,716
Costs and Expenses:			
Cost of sales	**3,245,531**	3,375,050	3,315,147
Selling, marketing and administrative	**1,208,672**	1,073,019	895,874
Business realignment and impairment charges, net	**82,875**	94,801	276,868
Total costs and expenses	**4,537,078**	4,542,870	4,487,889
Income before Interest and Income Taxes	**761,590**	589,898	458,827
Interest expense, net	**90,459**	97,876	118,585
Income before Income Taxes	**671,131**	492,022	340,242
Provision for income taxes	**235,137**	180,617	126,088
Net Income	**$ 435,994**	$ 311,405	$ 214,154
Net Income Per Share—Basic—Class B Common Stock	**$ 1.77**	$ 1.27	$ .87
Net Income Per Share—Diluted—Class B Common Stock	**$ 1.77**	$ 1.27	$ .87
Net Income Per Share—Basic—Common Stock	**$ 1.97**	$ 1.41	$ .96
Net Income Per Share—Diluted—Common Stock	**$ 1.90**	$ 1.36	$ .93
Cash Dividends Paid Per Share:			
Common Stock	**$ 1.1900**	$ 1.1900	$ 1.1350
Class B Common Stock	**1.0712**	1.0712	1.0206

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

CONSOLIDATED BALANCE SHEETS

December 31, In thousands of dollars	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 253,605**	$ 37,103
Accounts receivable—trade	**410,390**	455,153
Inventories	**519,712**	592,530
Deferred income taxes	**39,868**	70,903
Prepaid expenses and other	**161,859**	189,256
Total current assets	**1,385,434**	1,344,945
Property, Plant and Equipment, Net	**1,404,767**	1,458,949
Goodwill	**571,580**	554,677
Other Intangibles	**125,520**	110,772
Deferred Income Taxes	**4,353**	13,815
Other Assets	**183,377**	151,561
Total assets	**$ 3,675,031**	$ 3,634,719
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 287,935**	$ 249,454
Accrued liabilities	**546,462**	504,065
Accrued income taxes	**36,918**	15,189
Short-term debt	**24,066**	483,120
Current portion of long-term debt	**15,247**	18,384
Total current liabilities	**910,628**	1,270,212
Long-term Debt	**1,502,730**	1,505,954
Other Long-term Liabilities	**501,334**	504,963
Deferred Income Taxes	**—**	3,646
Total liabilities	**2,914,692**	3,284,775
Commitments and Contingencies	**—**	—
Stockholders' Equity:		
The Hershey Company Stockholders' Equity		
Preferred Stock, shares issued: none in 2009 and 2008	**—**	—
Common Stock, shares issued: 299,192,836 in 2009 and 299,190,836 in 2008	**299,192**	299,190
Class B Common Stock, shares issued: 60,708,908 in 2009 and 60,710,908 in 2008	**60,709**	60,711
Additional paid-in capital	**394,678**	352,375
Retained earnings	**4,148,353**	3,975,762
Treasury—Common Stock shares, at cost: 131,903,468 in 2009 and 132,866,673 in 2008	**(3,979,629)**	(4,009,931)
Accumulated other comprehensive loss	**(202,844)**	(359,908)
The Hershey Company stockholders' equity	**720,459**	318,199
Noncontrolling interests in subsidiaries	**39,880**	31,745
Total stockholders' equity	**760,339**	349,944
Total liabilities and stockholders' equity	**$ 3,675,031**	$ 3,634,719

The notes to consolidated financial statements are an integral part of these balance sheets.

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, In thousands of dollars	2009	2008	2007
Cash Flows Provided from (Used by) Operating Activities			
Net income	**$ 435,994**	$ 311,405	$ 214,154
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation and amortization	**182,411**	249,491	310,925
Stock-based compensation expense, net of tax of $19,223, $13,265 and $10,634, respectively	**34,927**	23,583	18,987
Excess tax benefits from exercise of stock options	**(4,455)**	(1,387)	(9,461)
Deferred income taxes	**(40,578)**	(17,125)	(124,276)
Business realignment and impairment charges, net of tax of $38,308, $61,553 and $144,928, respectively	**60,823**	119,117	267,653
Contributions to pension plans	**(54,457)**	(32,759)	(15,836)
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:			
Accounts receivable—trade	**46,584**	31,675	40,467
Inventories	**74,000**	7,681	45,348
Accounts payable	**37,228**	26,435	62,204
Other assets and liabilities	**293,272**	(198,555)	(31,329)
Net Cash Provided from Operating Activities	**1,065,749**	519,561	778,836
Cash Flows Provided from (Used by) Investing Activities			
Capital additions	**(126,324)**	(262,643)	(189,698)
Capitalized software additions	**(19,146)**	(20,336)	(14,194)
Proceeds from sales of property, plant and equipment	**10,364**	82,815	—
Business acquisitions	**(15,220)**	—	(100,461)
Proceeds from divestitures	**—**	1,960	—
Net Cash (Used by) Investing Activities	**(150,326)**	(198,204)	(304,353)
Cash Flows Provided from (Used by) Financing Activities			
Net change in short-term borrowings	**(458,047)**	(371,393)	195,055
Long-term borrowings	**—**	247,845	—
Repayment of long-term debt	**(8,252)**	(4,977)	(188,891)
Cash dividends paid	**(263,403)**	(262,949)	(252,263)
Exercise of stock options	**28,318**	36,996	50,497
Excess tax benefits from exercise of stock options	**4,455**	1,387	9,461
Contributions from noncontrolling interests in subsidiaries	**7,322**	—	—
Repurchase of Common Stock	**(9,314)**	(60,361)	(256,285)
Net Cash (Used by) Financing Activities	**(698,921)**	(413,452)	(442,426)
Increase (Decrease) in Cash and Cash Equivalents	**216,502**	(92,095)	32,057
Cash and Cash Equivalents as of January 1	**37,103**	129,198	97,141
Cash and Cash Equivalents as of December 31	**$ 253,605**	$ 37,103	$ 129,198
Interest Paid	**$ 91,623**	$ 97,364	$ 126,450
Income Taxes Paid	**252,230**	197,661	253,977

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands of dollars	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Total Stockholders' Equity
Balance as of January 1, 2007	$—	$299,085	$60,816	$298,243	$3,965,415	$(3,801,947)	$(138,189)	$ —	$ 683,423
Net income					214,154				214,154
Other comprehensive income							110,210		110,210
Comprehensive income									324,364
Dividends:									
Common Stock, $1.135 per share					(190,199)				(190,199)
Class B Common Stock, $1.0206 per share					(62,064)				(62,064)
Conversion of Class B Common Stock into Common Stock		10	(10)						—
Incentive plan transactions				1,426		2,082			3,508
Stock-based compensation				29,790					29,790
Exercise of stock options				5,797		54,588			60,385
Repurchase of Common Stock						(256,285)			(256,285)
Noncontrolling interests in subsidiaries								30,598	30,598
Balance as of December 31, 2007	—	299,095	60,806	335,256	3,927,306	(4,001,562)	(27,979)	30,598	623,520
Net income					311,405				311,405
Other comprehensive loss							(331,929)		(331,929)
Comprehensive loss									(20,524)
Dividends:									
Common Stock, $1.19 per share					(197,839)				(197,839)
Class B Common Stock, $1.0712 per share					(65,110)				(65,110)
Conversion of Class B Common Stock into Common Stock		95	(95)						—
Incentive plan transactions				(422)		12,989			12,567
Stock-based compensation				18,161					18,161
Exercise of stock options				(620)		39,003			38,383
Repurchase of Common Stock						(60,361)			(60,361)
Noncontrolling interests in subsidiaries								1,147	1,147
Balance as of December 31, 2008	—	299,190	60,711	352,375	3,975,762	(4,009,931)	(359,908)	31,745	349,944
Net income					435,994				435,994
Other comprehensive income							157,064		157,064
Comprehensive income									593,058
Dividends:									
Common Stock, $1.19 per share					(198,371)				(198,371)
Class B Common Stock, $1.0712 per share					(65,032)				(65,032)
Conversion of Class B Common Stock into Common Stock		2	(2)						—
Incentive plan transactions				(355)		4,762			4,407
Stock-based compensation				44,704					44,704
Exercise of stock options				(2,046)		34,854			32,808
Repurchase of Common Stock						(9,314)			(9,314)
Noncontrolling interests in subsidiaries								8,135	8,135
Balance as of December 31, 2009	$—	$299,192	$60,709	$394,678	$4,148,353	$(3,979,629)	$(202,844)	$39,880	$ 760,339

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are discussed below and in other notes to the consolidated financial statements. We have made certain reclassifications to prior year amounts to conform to the 2009 presentation.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and entities in which we have a controlling financial interest after the elimination of intercompany accounts and transactions. We have a controlling financial interest if we own a majority of the outstanding voting common stock and minority shareholders do not have substantive participating rights or we have significant control over an entity through contractual or economic interests in which we are the primary beneficiary.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we own a 51% controlling interest in Godrej Hershey Ltd. This business acquisition is included in our consolidated financial results, including the related noncontrolling interest.

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Pandurata Alimentos LTDA ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. Under this agreement we manufacture and market, and they sell and distribute our products. The agreement conveyed a 49% interest in Hershey do Brasil to Bauducco. We maintain a 51% controlling interest in Hershey do Brasil.

Equity Investments

We use the equity method of accounting when we have a 20% to 50% interest in other companies and exercise significant influence. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. In May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Company, LTD. to produce Hershey products and certain Lotte products for the markets in Asia, particularly China. We own a 44% interest in this entity and are accounting for this investment using the equity method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates pertain to accounting policies for accounts receivable—trade; accrued liabilities; pension and other post-retirement benefit plans; and goodwill and other intangible assets.

These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Volatile credit, equity, foreign currency, commodity and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition

We record sales when all of the following criteria have been met:

- A valid customer order with a fixed price has been received;
- The product has been delivered to the customer;
- There is no further significant obligation to assist in the resale of the product; and
- Collectability is reasonably assured.

Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products. Trade promotions and sales incentives primarily include reduced price features, merchandising displays, sales growth incentives, new item allowances and cooperative advertising.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing our business. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of 3 months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures and Options Contracts

We enter into commodities futures and options contracts to reduce the effect of price fluctuations associated with the purchase of raw materials, energy requirements and transportation services. We report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income and reclassify such gains or losses into earnings in the same period or periods during which the hedged transactions affect earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.

For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

All derivative instruments which we are currently utilizing, including commodities futures and options contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities.*

Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repairs are expensed as incurred. We capitalize applicable interest charges incurred during the construction of new facilities and production lines and amortize these costs over the assets' estimated useful lives.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated. If these assets are considered to be impaired, we measure impairment as the amount by which the carrying amount of the assets exceeds the fair value of the assets. We report assets held for sale or disposal at the lower of the carrying amount or fair value less cost to sell.

Asset Retirement Obligations

Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and normal operation of a long-lived asset. We assess asset retirement obligations on a periodic basis. We recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We capitalize associated asset retirement costs as part of the carrying amount of the long-lived asset.

Goodwill and Other Intangible Assets

We classify intangible assets into 3 categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill.

Our intangible assets with definite lives consist primarily of customer-related intangible assets and patents. We are amortizing customer-related intangible assets over their estimated useful lives of approximately 13 years. We are amortizing patents over their remaining legal lives of approximately 9 years. We conduct impairment tests when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.

Our intangible assets with indefinite lives consist of trademarks obtained through business acquisitions. We do not amortize existing trademarks because we determined their useful lives to be indefinite. We conduct impairment tests for other intangible assets with indefinite lives and goodwill at the beginning of the fourth quarter of each year, or when circumstances arise that indicate a possible impairment might exist.

We evaluate our trademarks for impairment by comparing their carrying amount to their estimated fair value. The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves a two-step process. In the first step, we estimate reasonable royalty rates for each trademark. In the second step, we apply these royalty rates to a net sales stream and discount the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimates of future cash flows are generally based on past performance of the brands and reflect net sales projections and assumptions for the brands that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we use to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

In December 2008, we recorded total non-cash impairment charges of $45.7 million. We determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates.

As a result of reduced expectations for future cash flows resulting from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge.

We provide more information on intangible assets and the impairment testing results in *Note 18, Supplemental Balance Sheet Information.*

Comprehensive Income

We report comprehensive income (loss) on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in *Note 9, Comprehensive Income.*

We translate results of operations for foreign entities using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

Changes to the balances of the unrecognized prior service cost and the unrecognized net actuarial loss, net of income taxes, associated with our pension and post-retirement benefit plans are recorded as a component of other comprehensive income (loss), "Pension and Post-retirement Benefit Plans." Additional information regarding accounting policies associated with benefit plans is contained in *Note 14, Pension and Other Post-Retirement Benefit Plans.*

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss), net of related tax effects. Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period during which the hedged transactions affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in *Note 6, Derivative Instruments and Hedging Activities.*

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily related to firm commitments or forecasted purchases of equipment, certain raw materials and finished goods. We also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of identifiable foreign currency commitments and forecasted transactions. Foreign exchange forward contracts and options are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transactions affect earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts and options is contained in *Note 6, Derivative Instruments and Hedging Activities.*

License Agreements

We enter into license agreements under which we have access to certain trademarks and proprietary technology, and manufacture and/or market and distribute certain products. The rights under these agreements are extendible on a long-term basis at our option subject to certain conditions, including minimum sales and unit volume levels, which we have met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

Research and Development

We expense research and development costs as incurred. Research and development expense was $28.1 million in 2009, $28.1 million in 2008 and $28.0 million in 2007. Research and development expense is included in selling, marketing and administrative expenses.

Advertising

We expense advertising costs as incurred. Advertising expense, which is included in selling, marketing and administrative expenses, was $241.2 million in 2009, $161.1 million in 2008 and $127.9 million in 2007. We had no prepaid advertising expense as of December 31, 2009 and as of December 31, 2008.

Computer Software

We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. We cease capitalization of such costs no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software was $44.7 million as of December 31, 2009 and was $42.3 million as of December 31, 2008. We amortize software costs using the straight-line method over the expected life of the software, generally 3 to 5 years. Accumulated amortization of capitalized software was $194.3 million as of December 31, 2009 and $176.7 million as of December 31, 2008.

We review the carrying value of software and development costs for impairment in accordance with our policy pertaining to the impairment of long-lived assets. Generally, we measure impairment under the following circumstances:

- When internal-use computer software is not expected to provide substantive service potential;
- A significant change occurs in the extent or manner in which the software is used or is expected to be used;
- A significant change is made or will be made to the software program; and
- Costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

2. ACQUISITIONS AND DIVESTITURES

In March 2009, we completed the acquisition of the Van Houten Singapore consumer business. The acquisition from Barry Callebaut, AG provides us with an exclusive license of the Van Houten brand name and related trademarks in Asia and the Middle East for the retail and duty free distribution channels. The purchase price for the acquisition of Van Houten Singapore and the licensing agreement was approximately $15.2 million. Total liabilities assumed were $3.6 million.

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Bauducco. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance performance of our business in Brazil. In the first quarter of 2008, we received approximately $2.0 million in cash and recorded an other intangible asset of $13.7 million associated with the cooperative agreement with Bauducco in exchange for our conveying to Bauducco a 49% interest in Hershey do Brasil. We maintain a 51% controlling interest in Hershey do Brasil.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million during 2007 and own a 51% controlling interest in Godrej Hershey Ltd. Total liabilities assumed in 2007 were $51.6 million.

Also in May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Co., LTD., to produce Hershey products and certain Lotte products for the markets in Asia, particularly in China. We invested $39.0 million in 2007 and own a 44% interest. We are accounting for this investment using the equity method.

We included results subsequent to the dates of acquisition in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

3. BUSINESS REALIGNMENT INITIATIVES

In February 2007, we announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program" or "GSCT") and, in December 2007, we initiated a business realignment program associated with our business in Brazil (together, "the 2007 business realignment initiatives"). In December 2008, we approved a modest expansion in the scope of the global supply chain transformation program to include the closure of two subscale manufacturing facilities of Artisan Confections Company, a wholly-owned subsidiary, and consolidation of the associated production into existing U.S. facilities, along with rationalization of other select portfolio items. The affected facilities were located in Berkeley and San Francisco, California. Additional business realignment charges related to the expansion in scope were recorded in 2009 and included severance for approximately 150 employees.

The original estimated pre-tax cost of the program announced in February 2007 was from $525 million to $575 million over three years. The total included from $475 million to $525 million in business realignment costs and approximately $50 million in project implementation costs. The increase in scope approved in December 2008 increased the total expected cost by about $25 million. In addition, employee lump sum withdrawals from our defined benefit pension plans resulted in total non-cash pension settlement losses of $85.0 million which consisted of $60.4 million in 2009, $12.5 million in 2008 and $12.1 million in 2007.

Total pre-tax charges and non-recurring project implementation costs were $629.1 million for the GSCT. Excluding the higher than planned non-cash pension settlement losses, the GSCT total project costs were within the projected ranges. The GSCT was essentially complete as of December 31, 2009. Total costs of $99.1 million were recorded during 2009, costs of $130.0 million were recorded in 2008 and costs of $400.0 million were recorded in 2007 for this program. The current trends of employee lump sum withdrawals from the defined benefit pension plans could result in additional non-cash pension settlement losses of $12 million to $18 million in 2010. In addition, the manufacturing facilities in Naugatuck, Connecticut; Reading, Pennsylvania and Smiths Falls, Ontario have been closed and are being held for sale. Actual proceeds from the sale of these facilities could differ from expected proceeds which could cause additional charges or credits in 2010.

In an effort to improve the performance of our business in Brazil, in January 2008 Hershey do Brasil entered into a cooperative agreement with Bauducco. Business realignment and impairment charges of $4.9 million were recorded in 2008 and $12.6 million were recorded in 2007.

Charges (credits) associated with business realignment initiatives and impairment recorded during 2009, 2008 and 2007 were as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Cost of sales			
2007 business realignment initiatives:			
Global supply chain transformation program	**$10,136**	$ 77,767	$123,090
Selling, marketing and administrative			
2007 business realignment initiatives:			
Global supply chain transformation program	**6,120**	8,102	12,623
Business realignment and impairment charges, net			
2007 business realignment initiatives:			
Global supply chain transformation program:			
Net (gain on sale)/impairment of fixed assets	**(3,418)**	(4,882)	47,938
Plant closure expense	**22,157**	23,415	13,506
Employee separation costs	**2,474**	11,469	176,463
Pension settlement loss	**60,431**	12,501	12,075
Contract termination costs	**1,231**	1,637	14,316
Brazilian business realignment:			
Goodwill impairment	**—**	—	12,260
Employee separation costs	**—**	1,581	310
Fixed asset impairment charges	**—**	754	—
Contract termination and other exit costs	**—**	2,587	—
2008 impairment of trademarks	**—**	45,739	—
Total business realignment and impairment charges, net	**82,875**	94,801	276,868
Total net charges associated with business realignment initiatives and impairment	**$99,131**	$180,670	$412,581

Global Supply Chain Transformation Program

The charge of $10.1 million recorded in cost of sales during 2009 related primarily to the start-up costs associated with the global supply chain transformation program and the accelerated depreciation of fixed assets over the estimated remaining useful life. The $6.1 million recorded in selling, marketing and administrative expenses related primarily to project administration for the global supply chain transformation program. The $3.4 million net gain on sale of fixed assets related primarily to higher proceeds from the sale of equipment. The $22.2 million of plant closure expenses for 2009 related primarily to the preparation of plants for sale and equipment removal costs. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value of $11.7 million was being held for sale as of December 31, 2009. The global supply chain transformation program had identified six manufacturing facilities which would be closed. As of December 31, 2009, manufacturing facilities located in Dartmouth, Nova Scotia; Oakdale, California; and Montreal, Quebec have been closed and sold. The facilities located in Naugatuck, Connecticut; Reading, Pennsylvania; and Smiths Falls, Ontario have been closed and are being held for sale. The global supply chain transformation program employee separation costs were primarily related to involuntary terminations at the manufacturing facilities of Artisan Confections Company which have been closed. The higher pension settlement loss in 2009 compared to 2008 resulted from an increase in actuarial losses associated with the significant decline in the fair value of pension assets in 2008, along with the increased level of lump sum withdrawals from a defined benefit pension plan related to employee departures associated with the global supply chain transformation program.

The 2008 charge of $77.8 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and start-up costs associated with the global supply chain transformation program. The $8.1 million recorded in selling, marketing and administrative expenses related primarily to project administration for the global supply chain transformation program. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. The $4.9 million of gains on sale of fixed assets resulted from the receipt of proceeds in excess of the carrying value primarily from the sale of a warehousing and distribution facility. The $23.4 million of plant closure expenses for 2008 related primarily to the preparation of plants for sale and production line removal costs. Certain real estate with a carrying value of $15.8 million was being held for sale as of December 31, 2008. The global supply chain transformation program employee separation costs were related to involuntary terminations at the North American manufacturing facilities which were being closed.

The 2007 charge of $123.1 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and costs related to inventory reductions. The $12.6 million recorded in selling, marketing and administrative expenses related primarily to project management and administration. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value of $40.2 million was being held for sale as of December 31, 2007. Employee separation costs included $79.0 million primarily for involuntary terminations at the 6 North American manufacturing facilities which were being closed. The employee separation costs also included $97.5 million for charges relating to pension and other post-retirement benefits curtailments and special termination benefits.

Brazilian Business Realignment

The 2008 Brazilian business realignment charges and the 2007 employee separation costs were related to involuntary terminations and costs associated with office consolidation related to the cooperative agreement with Bauducco. During the fourth quarter of 2007, we completed our annual impairment evaluation of goodwill and other intangible assets. As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge.

2008 Impairment of Trademarks

As a result of our annual impairment tests of intangible assets with useful lives determined to be indefinite, we recorded total impairment charges of $45.7 million in December 2008. We determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates. For more information, refer to pages 59 and 60.

Liabilities Associated with Business Realignment Initiatives

The liability balance as of December 31, 2009 relating to the 2007 business realignment initiatives was $9.2 million, primarily for employee separation and plant closure costs to be paid in 2010. The liability balance as of December 31, 2009 was increased by $0.1 million as a result of foreign currency translation adjustments. The liability balance as of December 31, 2008 was $31.0 million, primarily related to employee separation costs. Charges for plant closure and employee separation costs of $6.6 million were recorded in 2009. We made payments of $28.5 million in 2009 and $46.9 million in 2008 against the liabilities recorded for the 2007 business realignment initiatives, principally related to employee separation and project administration.

4. NONCONTROLLING INTERESTS IN SUBSIDIARIES

As of January 1, 2009, we adopted a FASB accounting standard that establishes new accounting and reporting requirements for the noncontrolling interest in a subsidiary (formerly known as minority interest) and for the deconsolidation of a subsidiary and requires the noncontrolling interest to be reported as a component of equity. In addition, changes in a parent's ownership interest while the parent retains its controlling interest will be accounted for as equity transactions, and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary will be measured initially at fair value. Reclassifications have been made to all periods presented to conform to the 2009 presentation.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd. to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we own a 51% controlling interest in Godrej Hershey Ltd. In January 2009, the Company contributed cash of approximately $8.7 million to Godrej Hershey Ltd. and owners of the noncontrolling interests in Godrej Hershey Ltd. contributed approximately $7.3 million. The ownership interest percentages in Godrej Hershey Ltd. did not change significantly as a result of these contributions. The noncontrolling interests in Godrej Hershey Ltd. are included in the equity section of the Consolidated Balance Sheets.

We also own a 51% controlling interest in Hershey do Brasil under the cooperative agreement with Bauducco. The noncontrolling interest in Hershey do Brasil is included in the equity section of the Consolidated Balance Sheets.

The increase in noncontrolling interests in subsidiaries from $31.7 million as of December 31, 2008 to $39.9 million as of December 31, 2009 reflected the $7.3 million contribution from the noncontrolling interests in Godrej Hershey Ltd. and the impact of currency translation adjustments, partially offset by a reduction resulting from the recording of the share of losses pertaining to the noncontrolling interests. The share of losses pertaining to the noncontrolling interests in subsidiaries was $4.1 million for the year ended December 31, 2009, $6.1 million for the year ended December 31, 2008 and $1.3 million for the year ended December 31, 2007. This was reflected in selling, marketing and administrative expenses.

5. COMMITMENTS AND CONTINGENCIES

We enter into certain obligations for the purchase of raw materials. These obligations are primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2009.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent that we have entered into commodities futures and options contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2009, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

As of December 31, 2009, we had entered into purchase agreements with various suppliers. Subject to meeting our quality standards, the purchase obligations covered by these agreements were as follows as of December 31, 2009:

Obligations In millions of dollars	2010	2011	2012	2013
Purchase obligations	$1,111.2	$589.5	$356.1	$234.9

We have commitments under various operating leases. Future minimum payments under non-cancelable operating leases with a remaining term in excess of one year were as follows as of December 31, 2009:

Lease Commitments In millions of dollars	2010	2011	2012	2013	2014	Thereafter
Future minimum rental payments	$14.0	$11.2	$10.1	$6.4	$6.2	$13.6

We have a number of facilities that contain varying amounts of asbestos in certain locations within the facilities. Our asbestos management program is compliant with current applicable regulations. Current regulations require that we handle or dispose of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve or require the removal of asbestos.

As of December 31, 2009, certain real estate associated with the closure of facilities under the global supply chain transformation program was being held for sale. We are not aware of any significant obligations related to the environmental remediation of these facilities which have not been reflected in our current estimates.

In connection with its pricing practices, the Company is the subject of an antitrust investigation by the Canadian Competition Bureau. In addition, the U.S. Department of Justice notified the Company that it opened an inquiry but has not requested any information or documents. The European Commission had requested information, but subsequently informed the Company that it had closed its file. We also are party to approximately 91 related civil antitrust suits in the United States and 14 in Canada. Certain of these claims contain class action allegations, instituted on behalf of direct purchasers of our products as well as indirect purchasers that purchase our products for use or for resale. These suits allege conspiracies in restraint of trade in connection with the pricing practices of the Company. Several other chocolate and confectionery companies are the subject of investigations and/or inquiries by the government entities referenced above and have also been named as defendants in the same litigation. One Canadian wholesaler is also a subject of the Canadian investigation. While it is not feasible to predict the final outcome of these proceedings, in our opinion they should not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company is cooperating with the government investigations and inquiries and intends to defend the lawsuits vigorously.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

6. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We classify derivatives as assets or liabilities on the balance sheet. Accounting for the change in fair value of the derivative depends on:

- Whether the instrument qualifies for, and has been designated as, a hedging relationship; and
- The type of hedging relationship.

There are three types of hedging relationships:

- Cash flow hedge;
- Fair value hedge; and
- Hedge of foreign currency exposure of a net investment in a foreign operation.

As of December 31, 2009 and 2008, all of our derivative instruments were classified as cash flow hedges.

The amount of net gains on cash flow hedging derivatives, including foreign exchange forward contracts and options, interest rate swap agreements and commodities futures contracts and options, expected to be reclassified into earnings in the next 12 months was approximately $54.0 million after tax as of December 31, 2009. This amount was primarily associated with commodities futures contracts.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures. We enter into interest rate swap agreements and foreign exchange forward contracts and options for periods consistent with their related underlying exposures. We enter into commodities futures and options contracts for varying periods. Our commodities futures and options contracts are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs.

We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. We do not expect any significant losses from counterparty defaults.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements. We included gains and losses on these interest rate swap agreements in other comprehensive income. We recognize the gains and losses on these interest rate swap agreements as an adjustment to interest expense in the same period as the hedged interest payments affect earnings. We classify cash flows from interest rate swap agreements as net cash provided from operating activities on the Consolidated Statements of Cash Flows. Our risk related to the swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions primarily related to commitments and forecasted purchases of equipment, raw materials and finished goods denominated in foreign currencies. We may also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

Foreign exchange forward contracts and options are effective as hedges of identifiable foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, the derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. We designate our foreign exchange forward contracts and options as cash flow hedging derivatives.

These contracts meet the criteria for cash flow hedge accounting treatment. We classify the fair value of foreign exchange forward contracts as prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets. We report the offset to the futures and options contracts in accumulated other comprehensive loss, net of income taxes. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transactions affect earnings. For hedges associated with the purchase of equipment, we designate the related cash flows as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. We classify cash flows from other foreign exchange forward contracts as net cash provided from operating activities.

As of December 31, 2009, the fair value of foreign exchange forward contracts with gains totaled $2.9 million and the fair value of foreign exchange forward contracts with losses totaled $7.7 million. Over the last three years the volume of activity for foreign exchange forward contracts to purchase foreign currencies ranged from a contract amount of $0.8 million to $31.9 million. Over the same period, the volume of activity for foreign exchange forward contracts to sell foreign currencies ranged from a contract amount of $14.7 million to $165.1 million.

Commodities Futures and Options Contracts

We enter into commodities futures and options contracts to reduce the effect of future price fluctuations associated with the purchase of raw materials, energy requirements and transportation services. We generally hedge commodity price risks for 3 to 24 month periods. The commodities futures and options contracts are highly effective in hedging price risks for our raw material requirements, energy requirements and transportation costs. Because our commodities futures and options contracts meet hedge criteria, we account for them as cash flow hedges. Accordingly, we include gains and losses on hedging in other comprehensive income. We recognize gains and losses ratably in cost of sales in the same period that we record the hedged raw material requirements in cost of sales.

We use exchange traded futures contracts to fix the price of unpriced physical forward purchase contracts. Physical forward purchase contracts meet the definition of "normal purchases and sales" and, therefore, are not accounted for as derivative instruments. On a daily basis, we receive or make cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses). As mentioned above, such gains and losses are included as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for payment of future invoice prices for raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

Over the last three years our total annual volume of futures and options traded in conjunction with commodities hedging strategies ranged from approximately 55,000 to 75,000 contracts. We use futures and options contracts in combination with forward purchasing of cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products primarily to provide favorable pricing opportunities and flexibility in sourcing our raw material and energy requirements. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

Hedge Effectiveness—Commodities

We perform an assessment of hedge effectiveness for commodities futures and options contracts on a quarterly basis. Because of the rollover strategy used for commodities futures contracts, as required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements. This occurs as we switch futures contracts from nearby contract positions to contract positions that are required to fix the price of anticipated manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. We record the ineffective portion of gains or losses on commodities futures and options contracts currently in cost of sales.

The prices of commodities futures contracts reflect delivery to the same locations where we take delivery of the physical commodities. Therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item.

Financial Statement Location and Amounts Pertaining to Derivative Instruments

The fair value of derivative instruments in the Consolidated Balance Sheet as of December 31, 2009 was as follows:

Balance Sheet Caption	Interest Rate Swap Agreements	Foreign Exchange Forward Contracts and Options	Commodities Futures and Options Contracts
In thousands of dollars			
Prepaid expense and other current assets	$ —	$2,872	$11,835
Other assets	$9,171	$ —	$ —
Accrued liabilities	$ —	$7,708	$ 3,228

The fair value of the interest rate swap agreements represents the difference in the present values of cash flows calculated at the contracted interest rates and at current market interest rates at the end of the period. We calculate the fair value of interest rate swap agreements quarterly based on the quoted market price for the same or similar financial instruments.

We define the fair value of foreign exchange forward contracts and options as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts and options on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

As of December 31, 2009, prepaid expense and other current assets were associated with the fair value of commodity options contracts. Accrued liabilities were related to cash transfers payable on commodities futures contracts reflecting the change in quoted market prices on the last trading day for the period. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses.

The effect of derivative instruments on the Consolidated Statements of Income for the year ended December 31, 2009 was as follows:

Cash Flow Hedging Derivatives In thousands of dollars	Interest Rate Swap Agreements	Foreign Exchange Forward Contracts and Options	Commodities Futures and Options Contracts
Gains (losses) recognized in other comprehensive income ("OCI") (effective portion)	$9,171	$(3,737)	$119,764
Gains (losses) reclassified from accumulated OCI into income (effective portion)[a]	$ —	$ 8,587	$ (11,600)
Gains (losses) recognized in income (ineffective portion)[b]	$ —	$ —	$ 169

(a) Gains (losses) reclassified from accumulated OCI into earnings were included in cost of sales for commodities futures and options contracts and for foreign exchange forward contracts and options designated as hedges of intercompany purchases of inventory. Other gains and losses for foreign exchange forward contracts and options were included in selling, marketing and administrative expenses.

(b) Gains (losses) recognized in earnings were included in cost of sales.

All gains (losses) recognized in earnings were related to the ineffective portion of the hedging relationship. We recognized no components of gains and losses on cash flow hedging derivatives in income due to excluding such components from the hedge effectiveness assessment.

7. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2009 and December 31, 2008, because of the relatively short maturity of these instruments.

The carrying value of long-term debt, including the current portion, was $1,518.0 million as of December 31, 2009, compared with a fair value of $1,654.4 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $1,524.3 million as of December 31, 2008 compared with a fair value of $1,595.0 million.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, the Company, from time to time, enters into interest rate swap agreements. In March 2009, the Company entered into forward starting interest rate swap agreements to hedge interest rate exposure related to the anticipated $250 million of term financing expected to be executed during 2011 to repay $250 million of 5.3% Notes maturing in September 2011. The weighted-average fixed rate on the forward starting swap agreements was 3.5%. The fair value of interest rate swap agreements was a net asset of $9.2 million as of December 31, 2009. The Company's risk related to interest rate swap agreements is limited to the cost of replacing such agreements at prevailing market rates. For more information see *Note 6, Derivative Instruments and Hedging Activities.*

Foreign Exchange Forward Contracts

For information on the objectives, strategies and accounting polices related to our use of foreign exchange forward contracts, see *Note 6, Derivative Instruments and Hedging Activities.*

The following table summarizes our foreign exchange activity:

December 31,	2009		2008	
In millions of dollars	Contract Amount	Primary Currencies	Contract Amount	Primary Currencies
Foreign exchange forward contracts to purchase foreign currencies	**$2.7**	Euros Swiss francs	$0.8	Euros Swiss francs Mexican pesos
Foreign exchange forward contracts to sell foreign currencies	**$106.3**	Canadian dollars	$68.1	Canadian dollars Australian dollars

The fair value of foreign exchange forward contracts is included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities, as appropriate.

We define the fair value of foreign exchange forward contracts as the amount of the difference between contracted and current market foreign currency exchange rates at the end of the period. On a quarterly basis, we estimate the fair value of foreign exchange forward contracts by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

The combined fair value of our foreign exchange forward contracts included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets was as follows:

December 31, In millions of dollars	2009	2008
Fair value of foreign exchange forward contracts, net—(liability) asset	**$(4.8)**	$10.3

8. FAIR VALUE ACCOUNTING

We follow a fair value measurement hierarchy to price certain assets or liabilities. The fair value is determined based on inputs or assumptions that market participants would use in pricing the asset or liability. These assumptions consist of (1) observable inputs—market data obtained from independent sources, or (2) unobservable inputs—market data determined using the Company's own assumptions about valuation.

We prioritize the inputs to valuation techniques, with the highest priority being given to Level 1 inputs and the lowest priority to Level 3 inputs, as defined below:

- Level 1 Inputs—quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs—quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation; and
- Level 3 Inputs—unobservable inputs used to the extent that observable inputs are not available. These reflect the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures, all of which are recorded at fair value based on quoted market prices or rates.

A summary of our cash flow hedging derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, is as follows:

Description In thousands of dollars	Fair Value as of December 31, 2009	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Cash flow hedging derivatives	$23,878	$11,835	$12,043	$—
Liabilities				
Cash flow hedging derivatives	$10,936	$ 3,228	$ 7,708	$—

As of December 31, 2009, cash flow hedging derivative Level 1 assets were associated with the fair value of commodity options contracts. As of December 31, 2009, cash flow hedging derivative Level 1 liabilities were related to cash transfers payable on commodities futures contracts reflecting the change in quoted market prices on the last trading day for the period. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses.

As of December 31, 2009, cash flow hedging derivative Level 2 assets were related to the fair value of interest rate swap agreements and foreign exchange forward contracts with gains. Cash flow hedging Level 2 liabilities were related to the fair value of foreign exchange forward contracts with losses. We define the fair value of foreign exchange forward contracts as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

9. COMPREHENSIVE INCOME

A summary of the components of comprehensive income is as follows:

For the year ended December 31, 2009 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$435,994
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 38,302	$ —	38,302
Pension and post-retirement benefit plans	68,217	(29,574)	38,643
Cash flow hedges:			
Gains on cash flow hedging derivatives	125,198	(46,941)	78,257
Reclassification adjustments	3,014	(1,152)	1,862
Total other comprehensive income	$234,731	$(77,667)	157,064
Comprehensive income			$593,058

For the year ended December 31, 2008 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$ 311,405
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ (74,563)	$ —	(74,563)
Pension and post-retirement benefit plans	(385,482)	150,694	(234,788)
Cash flow hedges:			
Gains on cash flow hedging derivatives	17,886	(6,390)	11,496
Reclassification adjustments	(53,297)	19,223	(34,074)
Total other comprehensive loss	$(495,456)	$163,527	(331,929)
Comprehensive loss			$ (20,524)

For the year ended December 31, 2007 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$ 214,154
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 44,845	$ —	44,845
Pension and post-retirement benefit plans	104,942	(46,535)	58,407
Cash flow hedges:			
Gains on cash flow hedging derivatives	10,623	(3,838)	6,785
Reclassification adjustments	252	(79)	173
Total other comprehensive income	$ 160,662	$ (50,452)	110,210
Comprehensive income			$ 324,364

Comprehensive income is included on the Consolidated Statements of Stockholders' Equity. The components of accumulated other comprehensive loss, as shown on the Consolidated Balance Sheets, are as follows:

December 31, In thousands of dollars	2009	2008
Foreign currency translation adjustments	**$ 8,549**	$ (29,753)
Pension and post-retirement benefit plans, net of tax	**(275,710)**	(314,353)
Cash flow hedges, net of tax	**64,317**	(15,802)
Total accumulated other comprehensive loss	**$(202,844)**	$(359,908)

10. INTEREST EXPENSE

Net interest expense consisted of the following:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Long-term debt and lease obligations	**$89,575**	$88,726	$ 80,351
Short-term debt	**4,401**	16,731	43,485
Capitalized interest	**(2,640)**	(5,779)	(2,770)
Interest expense, gross	**91,336**	99,678	121,066
Interest income	**(877)**	(1,802)	(2,481)
Interest expense, net	**$90,459**	$97,876	$118,585

11. SHORT-TERM DEBT

As a source of short-term financing, we utilize commercial paper or bank loans with an original maturity of 3 months or less. Our five-year unsecured revolving credit agreement expires in December 2012. The credit limit is $1.1 billion with an option to borrow an additional $400 million with the concurrence of the lenders.

The unsecured committed revolving credit agreement contains a financial covenant whereby the ratio of (a) pre-tax income from operations from the most recent four fiscal quarters to (b) consolidated interest expense for the most recent four fiscal quarters may not be less than 2.0 to 1 at the end of each fiscal quarter. The credit agreement contains customary representations and warranties and events of default. Payment of outstanding advances may be accelerated, at the option of the lenders, should we default in our obligation under the credit agreement. As of December 31, 2009, we complied with all customary affirmative and negative covenants and the financial covenant pertaining to our credit agreement. There were no significant compensating balance agreements that legally restricted these funds.

In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. Our credit limit in various currencies was $68.9 million in 2009 and $67.1 million in 2008. These lines permit us to borrow at the banks' prime commercial interest rates, or lower. We had short-term foreign bank loans against these lines of credit for $24.1 million in 2009 and $28.1 million in 2008.

The maximum amount of our short-term borrowings during 2009 was $486.4 million. The weighted-average interest rate on short-term borrowings outstanding was 8.1% as of December 31, 2009 and 1.2% as of December 31, 2008. The higher rate as of December 31, 2009, was primarily associated with short-term borrowings of our international businesses, particularly in India.

We pay commitment fees to maintain our lines of credit. The average fee during 2009 was less than .1% per annum of the commitment.

We maintain a consolidated cash management system that includes overdraft positions in certain accounts at several banks. We have the contractual right of offset for the accounts with overdrafts. These offsets reduced cash and cash equivalents by $2.1 million as of December 31, 2009 and $3.3 million as of December 31, 2008.

12. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31, In thousands of dollars	2009	2008
5.30% Notes due 2011	**$ 250,000**	$ 250,000
6.95% Notes due 2012	**150,000**	150,000
5.00% Notes due 2013	**250,000**	250,000
4.85% Notes due 2015	**250,000**	250,000
5.45% Notes due 2016	**250,000**	250,000
8.8% Debentures due 2021	**100,000**	100,000
7.2% Debentures due 2027	**250,000**	250,000
Other obligations, net of unamortized debt discount	**17,977**	24,338
Total long-term debt	**1,517,977**	1,524,338
Less—current portion	**15,247**	18,384
Long-term portion	**$1,502,730**	$1,505,954

Aggregate annual maturities during the next five years are as follows:

- 2010—$15.2 million
- 2011—$253.7 million
- 2012—$151.0 million
- 2013—$250.0 million
- 2014—$0.0 million

Our debt is principally unsecured and of equal priority. None of our debt is convertible into our Common Stock.

13. INCOME TAXES

Our income (loss) before income taxes was as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Domestic	**$670,753**	$568,282	$ 456,856
Foreign	**378**	(76,260)	(116,614)
Income before income taxes	**$671,131**	$492,022	$ 340,242

The 2008 and 2007 foreign losses before income taxes were due primarily to the business realignment and impairment charges recorded during each year.

Our provision for income taxes was as follows:

For the years ended December 31, In thousands of dollars	2009	2008	2007
Current:			
Federal	**$235,282**	$181,611	$ 208,754
State	**42,206**	13,839	26,082
Foreign	**(1,773)**	2,292	15,528
Current provision for income taxes	**275,715**	197,742	250,364
Deferred:			
Federal	**(37,298)**	(11,855)	(74,658)
State	**(2,682)**	1,843	(10,324)
Foreign	**(598)**	(7,113)	(39,294)
Deferred income tax benefit	**(40,578)**	(17,125)	(124,276)
Total provision for income taxes	**$235,137**	$180,617	$ 126,088

The income tax benefits associated with the exercise of non-qualified stock options reduced accrued income taxes on the Consolidated Balance Sheets by $4.5 million as of December 31, 2009 and by $1.4 million as of December 31, 2008. We credited additional paid-in capital to reflect these income tax benefits. The deferred income tax benefit in 2009, 2008 and 2007 primarily reflected the tax effect of the charges for the global supply chain transformation program recorded during the year.

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

December 31, In thousands of dollars	2009	2008
Deferred tax assets:		
Post-retirement benefit obligations	**$122,815**	$122,815
Accrued expenses and other reserves	**108,633**	103,694
Stock-based compensation	**70,224**	63,122
Accrued trade promotion reserves	**5,041**	4,819
Derivative Instruments	**—**	10,538
Pension	**—**	1,177
Net operating loss carryforwards	**37,279**	25,199
Other	**16,354**	15,133
Gross deferred tax assets	**360,346**	346,497
Valuation allowance	**(43,388)**	(30,814)
Total deferred tax assets	**316,958**	315,683
Deferred tax liabilities:		
Property, plant and equipment, net	**161,150**	164,629
Derivative Instruments	**37,014**	—
Pension	**14,028**	—
Acquired intangibles	**35,868**	33,350
Inventories	**17,805**	31,404
Other	**6,872**	5,228
Total deferred tax liabilities	**272,737**	234,611
Net deferred tax assets	**$ (44,221)**	$ (81,072)
Included in:		
Current deferred tax assets, net	**(39,868)**	(70,903)
Non-current deferred tax assets, net	**(4,353)**	(13,815)
Non-current deferred tax liabilities, net	**—**	3,646
Net deferred tax assets	**$ (44,221)**	$ (81,072)

We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowances as of December 31, 2009 and 2008 were primarily related to tax loss carryforwards from operations in various foreign tax jurisdictions. Additional information on income tax benefits and expenses related to components of accumulated other comprehensive income (loss) is provided in *Note 9, Comprehensive Income.*

The following table reconciles the Federal statutory income tax rate with our effective income tax rate:

For the years ended December 31,	2009	2008	2007
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) resulting from:			
State income taxes, net of Federal income tax benefits	**3.0**	2.2	2.2
Qualified production income deduction	**(1.7)**	(1.7)	(1.7)
Business realignment initiatives	**(.5)**	.7	1.1
International operations	**(.1)**	1.3	.2
Other, net	**(.7)**	(.8)	.3
Effective income tax rate	**35.0%**	36.7%	37.1%

The effective income tax rate for 2009 was lower by 0.5 percentage points, the effective income tax rate for 2008 was higher by 0.7 percentage points and the effective income tax rate for 2007 was higher by 1.1 percentage points resulting from the impact of tax rates associated with business realignment and impairment charges. The effect of international operations varied based on the taxable income (loss) of our entities outside of the United States.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31, In thousands of dollars	2009	2008
Balance at beginning of year	**$58,000**	$74,724
Additions for tax positions taken during prior years	**13,399**	1,436
Reductions for tax positions taken during prior years	**(8,246)**	(7,150)
Additions for tax positions taken during the current year	**11,781**	7,885
Settlements	**(4,689)**	(9,295)
Expiration of statutes of limitations	**(7,240)**	(9,600)
Balance at end of year	**$63,005**	$58,000

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $41.5 million as of December 31, 2009, and $39.2 million as of December 31, 2008.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized a benefit in the amount of $2.9 million in 2009 for interest and penalties. We recognized expense of $4.7 million during 2008 and $0.4 million during 2007 for interest and penalties. Accrued interest and penalties were $21.1 million as of December 31, 2009, and $27.1 million as of December 31, 2008.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most likely outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state), Canada and Mexico. During the second quarter of 2009, the U.S. Internal Revenue Service ("IRS") completed its audit of our U.S. income tax returns for 2005 and

2006 resulting in the resolution of tax contingencies associated with the 2004, 2005 and 2006 tax years. During the fourth quarter of 2009, the IRS commenced its audit of our U.S. income tax returns for 2007 and 2008. Tax examinations by various state taxing authorities could generally be conducted for years beginning in 2004. We are no longer subject to Canadian federal income tax examinations by the Canada Revenue Agency ("CRA") for years before 1999, and we are no longer subject to Mexican federal income tax examinations by Servicio de Administracion Tributaria ("SAT") for years before 2004. U.S., Canadian and Mexican federal audit issues typically involve the timing of deductions and transfer pricing adjustments. We work with the IRS, the CRA and SAT to resolve proposed audit adjustments and to minimize the amount of adjustments. We do not anticipate that any potential tax adjustments will have a significant impact on our financial position or results of operations.

We reasonably expect reductions in the liability for unrecognized tax benefits of approximately $16.5 million within the next 12 months because of the expiration of statutes of limitations and settlements of tax audits.

14. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We sponsor a number of defined benefit pension plans. Our policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and federal income tax laws. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans.

We have two post-retirement benefit plans: health care and life insurance. The health care plan is contributory, with participants' contributions adjusted annually. The life insurance plan is non-contributory.

Obligations and Funded Status

A summary of the changes in benefit obligations and plan assets is as follows:

December 31, In thousands of dollars	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Change in benefit obligation				
Projected benefits obligation at beginning of year	**$ 963,597**	$1,033,322	**$ 315,400**	$ 362,916
Service cost	**25,877**	29,601	**1,529**	1,752
Interest cost	**58,435**	59,409	**18,704**	20,299
Plan amendments	**—**	344	**—**	—
Actuarial loss (gain)	**106,489**	10,297	**11,012**	(42,314)
Special termination benefits	**—**	83	**—**	—
Settlement	**(155,625)**	(80,381)	**—**	—
Medicare drug subsidy	**—**	—	**(629)**	1,488
Currency translation and other	**10,712**	(20,202)	**1,829**	(2,668)
Benefits paid	**(51,947)**	(68,876)	**(23,232)**	(26,073)
Benefits obligation at end of year	**957,538**	963,597	**324,613**	315,400
Change in plan assets				
Fair value of plan assets at beginning of year	**922,807**	1,387,317	**—**	—
Actual return (loss) on plan assets	**161,613**	(325,238)	**—**	—
Employer contribution	**54,457**	32,759	**23,861**	24,585
Settlement	**(155,625)**	(80,381)	**—**	—
Medicare drug subsidy	**—**	—	**(629)**	1,488
Currency translation and other	**11,140**	(22,774)	**—**	—
Benefits paid	**(51,947)**	(68,876)	**(23,232)**	(26,073)
Fair value of plan assets at end of year	**942,445**	922,807	**—**	—
Funded status at end of year	**$ (15,093)**	$ (40,790)	**$(324,613)**	$(315,400)

The accumulated benefit obligation for all defined benefit pension plans was $927.0 million as of December 31, 2009 and $942.1 million as of December 31, 2008.

We made total contributions to the pension plans of $54.5 million during 2009. In 2008, we made total contributions of $32.8 million to the pension plans. For 2010, there will be no significant minimum funding requirements for our pension plans.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

December 31, In thousands of dollars	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Other assets	**$ 41,350**	$ 31,509	**$ —**	$ —
Accrued liabilities	**(5,720)**	(11,105)	**(31,340)**	(30,399)
Other long-term liabilities	**(50,723)**	(61,194)	**(293,273)**	(285,001)
Total	**$(15,093)**	$(40,790)	**$(324,613)**	$(315,400)

Amounts recognized in accumulated other comprehensive loss, net of tax, consisted of the following:

December 31, In thousands of dollars	Pension Benefits 2009	Pension Benefits 2008	Other Benefits 2009	Other Benefits 2008
Actuarial net (loss) gain	**$(290,537)**	$(335,424)	**$ 9,834**	$16,588
Net prior service credit	**3,802**	3,015	**1,191**	1,468
Total	**$(286,735)**	$(332,409)	**$11,025**	$18,056

Plans with accumulated benefit obligations in excess of plan assets were as follows:

December 31, In thousands of dollars	2009	2008
Projected benefit obligation	**$69,482**	$421,338
Accumulated benefit obligation	**59,246**	410,470
Fair value of plan assets	**15,354**	349,131

Components of Net Periodic Benefit Cost (Income) and Other Amounts Recognized in Other Comprehensive Income

Net periodic benefit cost (income) for our pension and other post-retirement plans consisted of the following:

For the years ended December 31, In thousands of dollars	Pension Benefits 2009	Pension Benefits 2008	Pension Benefits 2007	Other Benefits 2009	Other Benefits 2008	Other Benefits 2007
Service cost	**$ 25,877**	$ 29,601	$ 43,462	**$ 1,529**	$ 1,752	$ 3,899
Interest cost	**58,435**	59,409	59,918	**18,704**	20,299	19,762
Expected return on plan assets	**(70,569)**	(107,518)	(115,956)	**—**	—	—
Amortization of prior service cost (credit)	**1,204**	1,285	1,936	**(474)**	(458)	(151)
Amortization of net loss (gain)	**33,603**	(520)	1,095	**(155)**	(3)	1,218
Administrative expenses	**321**	383	563	**281**	288	173
Net periodic benefit cost (income)	**48,871**	(17,360)	(8,982)	**19,885**	21,878	24,901
Special termination benefits	**—**	173	46,827	**—**	—	652
Curtailment loss	**—**	—	8,400	**—**	—	41,653
Settlement loss	**60,496**	15,297	11,753	**—**	—	—
Total amount reflected in earnings	**$109,367**	$ (1,890)	$ 57,998	**$19,885**	$21,878	$67,206

The special termination benefits charges, curtailment losses and settlement losses recorded in 2009, 2008 and 2007 were primarily related to the global supply chain transformation program. We discuss the global supply chain transformation program in *Note 3, Business Realignment Initiatives.*

Amounts recognized in other comprehensive loss (income) and net periodic benefit cost (income) before tax for our pension and other post-retirement plans consisted of the following:

For the years ended December 31, In thousands of dollars	Pension Benefits			Other Benefits		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Actuarial net (gain) loss	**$(78,654)**	$428,276	$(58,481)	**$11,167**	$(42,311)	$(41,594)
Prior service (credit) cost	**(1,204)**	(941)	(4,975)	**474**	458	108
Total recognized in other comprehensive (income) loss	**$(79,858)**	$427,335	$(63,456)	**$11,641**	$(41,853)	$(41,486)
Total recognized in net periodic benefit cost (income) and other comprehensive (income) loss	**$(30,987)**	$409,975	$(72,438)	**$31,526**	$(19,975)	$(16,585)

The estimated amounts for the defined benefit pension plans and the post-retirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost (income) over the next fiscal year are as follows (in thousands):

	Pension Plans	Post-Retirement Benefit Plans
Amortization of net actuarial loss (gain)	$28,389	$ (92)
Amortization of prior service cost (credit)	$ 1,134	$(280)

Assumptions

Certain weighted-average assumptions used in computing the benefit obligations as of December 31, 2009 were as follows:

	Pension Benefits		Other Benefits	
	2009	**2008**	**2009**	**2008**
Discount rate	**5.7%**	6.4%	**5.7%**	6.4%
Rate of increase in compensation levels	**4.8%**	4.7%	**N/A**	N/A

For measurement purposes as of December 31, 2009, we assumed a 9.0% annual rate of increase in the per capita cost of covered health care benefits for 2010, grading down to 5.0% by 2018.

For measurement purposes as of December 31, 2008, we assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits for 2009, grading down to 5.0% by 2012.

Certain weighted-average assumptions used in computing net periodic benefit cost (income) are as follows:

For the years ended December 31,	Pension Benefits			Other Benefits		
	2009	**2008**	**2007**	**2009**	**2008**	**2007**
Discount rate	**6.4%**	6.3%	5.8%	**6.4%**	6.3%	5.8%
Expected long-term return on plan assets	**8.5%**	8.5%	8.5%	**N/A**	N/A	N/A
Rate of compensation increase	**4.8%**	4.7%	4.7%	**N/A**	N/A	N/A

We based the asset return assumption of 8.5% for 2009, 2008 and 2007 on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. The historical geometric average return over the 22 years prior to December 31, 2009, was approximately 8.3%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

Impact of assumed health care cost trend rates In thousands of dollars	One-Percentage Point Increase	One-Percentage Point (Decrease)
Effect on total service and interest cost components	$ 359	$ (334)
Effect on post-retirement benefit obligation	5,591	(5,155)

Plan Assets

We broadly diversify our pension plan assets across domestic and international common stock and fixed income asset classes. Our asset investment policies specify ranges of asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

Asset Class	Target Allocation 2009
Equity securities	58% – 85%
Debt securities	15% – 42%
Cash and certain other investments	0% – 5%

As of December 31, 2009, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets within each asset class.

As of December 31, 2009, we adopted a new accounting standard that requires disclosures of the fair value measurements for pension plan assets. The following table sets forth by level, within the fair value hierarchy, pension plan assets at their fair value as of December 31, 2009:

In thousands of dollars	Quoted Prices in active markets of identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)	Total assets measured at fair value as of December 31, 2009
Cash and cash equivalents	$ 3,005	$ 34,982	$—	$ 37,987
Equity securities:				
U.S. all-cap[(a)]	77,739	141,741	—	219,480
U.S. large-cap[(b)]	75,226	112	—	75,338
U.S. small / mid-cap	16,582	483	—	17,065
International all-cap[(c)]	125,718	—	—	125,718
Global all-cap[(d)]	164,695	—	—	164,695
Domestic real estate	15,650	227	—	15,877
Fixed income securities:				
U.S. government / agency	67,220	15,129	—	82,349
Corporate bonds[(e)]	90,681	—	—	90,681
Collateralized obligations[(f)]	72,130	—	—	72,130
International government / corporate bonds[(g)]	41,125	—	—	41,125
Total Investments	$749,771	$192,674	$—	$942,445

(a) This category comprises equity funds that track the Russell 3000 index.
(b) This category comprises equity funds that track the S&P 500 and/or Russell 1000 indices.
(c) This category comprises equity funds that track the MSCI World Ex-US index.
(d) This category comprises equity funds that track the MSCI World index.
(e) This category comprises fixed income funds primarily invested in investment grade bonds.
(f) This category comprises fixed income funds primarily invested in high quality mortgage-backed securities and other asset-backed obligations.
(g) This category comprises fixed income funds primarily invested in Mexican and Canadian bonds.

Investment objectives for our domestic plan assets are:

- To optimize the long-term return on plan assets at an acceptable level of risk;
- To maintain a broad diversification across asset classes;
- To maintain careful control of the risk level within each asset class; and
- To focus on a long-term return objective.

We believe that there are no significant concentrations of risk within our plan assets as of December 31, 2009. We comply with ERISA rules and regulations and we prohibit investments and investment strategies not allowed by ERISA. We do not permit direct purchases of our Company's securities or the use of derivatives for the purpose of speculation. We invest the assets of non-domestic plans in compliance with laws and regulations applicable to those plans.

Cash Flows

Information about the expected cash flows for our pension and other post-retirement benefit plans is as follows:

	Expected Benefit Payments					
	2010	2011	2012	2013	2014	2015–2019
In thousands of dollars						
Pension Benefits	$88,271	$53,902	$56,217	$57,035	$61,374	$411,204
Other Benefits	31,368	31,584	30,802	30,298	29,568	123,996

The higher 2010 expected cash flows from our pension plans are related to the global supply chain transformation program. These payments are primarily associated with potential payments from a domestic pension plan which are highly dependent on the decisions of impacted hourly employees to withdraw funds and the partial termination of a Canadian pension plan.

15. SAVINGS PLANS

The Company sponsors several defined contribution plans to provide retirement benefits to employees. Contributions to The Hershey Company 401(k) Plan and similar plans for non-domestic employees are based on a portion of eligible pay up to a defined maximum. Beginning in 2007, the defined maximum was increased for all domestic salaried and non-union hourly employees and all matching contributions were made in cash. Beginning in 2008, the defined maximum was increased for certain domestic union hourly employees. Expense associated with the defined contribution plans was $24.0 million in 2009, $22.1 million in 2008 and $18.7 million in 2007.

16. CAPITAL STOCK AND NET INCOME PER SHARE

We had 1,055,000,000 authorized shares of capital stock as of December 31, 2009. Of this total, 900,000,000 shares were designated as Common Stock, 150,000,000 shares as Class B Common Stock ("Class B Stock") and 5,000,000 shares as Preferred Stock. Each class has a par value of one dollar per share. As of December 31, 2009, a combined total of 359,901,744 shares of both classes of common stock had been issued of which 227,998,276 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the 3 year period ended December 31, 2009.

Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. The holders of Common Stock have 1 vote per share and the holders of Class B Stock have 10 votes per share. However, the Common Stock holders, voting separately as a class, are entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock holders are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2009, 2,000 shares of Class B Stock were converted into Common Stock. During 2008, 95,419 shares were converted and during 2007, 9,751 shares were converted.

Changes in outstanding Common Stock for the past 3 years were as follows:

For the years ended December 31,	2009	2008	2007
Shares issued	**359,901,744**	359,901,744	359,901,744
Treasury shares at beginning of year	**(132,866,673)**	(132,851,893)	(129,638,183)
Stock repurchases:			
Repurchase programs and privately negotiated transactions	—	—	(2,915,665)
Stock options and benefits	**(252,006)**	(1,609,612)	(2,046,160)
Stock issuances:			
Stock options and benefits	**1,215,211**	1,594,832	1,748,115
Treasury shares at end of year	**(131,903,468)**	(132,866,673)	(132,851,893)
Net shares outstanding at end of year	**227,998,276**	227,035,071	227,049,851

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31, In thousands except per share amounts	2009	2008	2007
Net income	**$435,994**	$311,405	$214,154
Weighted-average shares—Basic			
Common Stock	**167,136**	166,709	168,050
Class B Stock	**60,709**	60,777	60,813
Total weighted-average shares—Basic	**227,845**	227,486	228,863
Effect of dilutive securities:			
Employee stock options	**781**	884	2,058
Performance and restricted stock units	**369**	327	528
Weighted-average shares—Diluted	**228,995**	228,697	231,449
Earnings Per Share—Basic			
Common Stock	**$ 1.97**	$ 1.41	$ .96
Class B Stock	**$ 1.77**	$ 1.27	$ .87
Earnings Per Share—Diluted			
Common Stock	**$ 1.90**	$ 1.36	$ .93
Class B Stock	**$ 1.77**	$ 1.27	$ .87

For the year ended December 31, 2009, 17.1 million stock options were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year. Therefore, the effect would have been antidilutive. In 2008, 12.7 million stock options were not included, and in 2007, 6.8 million stock options were not included in the diluted earnings per share calculation because the effect would have been antidilutive.

Milton Hershey School Trust

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held 13,222,387 shares of our Common Stock as of December 31, 2009. As Trustee for the benefit of Milton Hershey School, Hershey Trust Company held 60,612,012 shares of the Class B Stock as of December 31, 2009, and was entitled to cast approximately 80% of the total votes of both classes of our common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of our Company.

Stockholder Protection Rights Agreement

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement and declared a dividend of 1 right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, does not affect reported earnings per share and is not taxable. The Rights will not change the manner in which our Common Stock is traded.

The Rights become exercisable only upon:

- Resolution of the Board of Directors after any person (other than the Milton Hershey School Trust) has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock;
- Our announcement that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- A person or group (other than the Milton Hershey School Trust) becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock.

When exercisable, each Right entitles its registered holder to purchase from our Company, at a pre-determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share. The Rights are convertible by holders of Class B Stock into Series B Participating Preferred Stock based on one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Stock held at that time. Each one one-thousandth of a share of Series A Participating Preferred Stock has economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock has economic and voting terms similar to those of one share of Class B Stock.

Each Right will automatically become a right to buy that number of one one-thousandth of a share of Series A Participating Preferred Stock upon the earlier of:

- A public announcement by our Company that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- Such person or group (other than the Milton Hershey School Trust) has acquired more than 35% of the voting power of the Common Stock and Class B Stock.

The purchase price is pre-determined. The market value of the preferred stock would be twice the exercise price. Rights owned by the acquiring person or group are excluded. In addition, if we are acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, our Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable at any time after a person or group (other than the Milton Hershey School Trust) acquires:

- 15% or more (but less than 50%) of our Common Stock; or
- More than 35% of the voting power of all outstanding Common Stock and Class B Stock.

This may be done at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

Solely at our option, we may amend the Rights or redeem the Rights for $.01 per Right at any time before the acquisition by a person or group (other than the Milton Hershey School Trust) of beneficial ownership of 15% or more of our Common Stock or more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. Unless redeemed earlier or extended by us, the Rights will expire on December 14, 2010.

17. STOCK COMPENSATION PLANS

At our annual meeting of stockholders, held April 17, 2007, stockholders approved The Hershey Company Equity and Incentive Compensation Plan ("EICP"). The EICP is an amendment and restatement of our former Key Employee Incentive Plan, a share-based employee incentive compensation plan, and is also a continuation of our Broad Based Stock Option Plan, Broad Based Annual Incentive Plan and Directors' Compensation Plan. Following its adoption on April 17, 2007, the EICP became the single plan under which grants using shares for compensation and incentive purposes will be made.

The EICP provides for grants of one or more of the following stock-based compensation awards to employees, non-employee directors and certain service providers upon whom the successful conduct of our business is dependent:

- Non-qualified stock options ("stock options");
- Performance stock units and performance stock;
- Stock appreciation rights;
- Restricted stock units and restricted stock; and
- Other stock-based awards.

The EICP also provides for the deferral of stock-based compensation awards by participants if approved by the Compensation and Executive Organization Committee of our Board and if in accordance with an applicable deferred compensation plan of the Company. Currently, the Compensation and Executive Organization Committee has authorized the deferral of performance stock unit and restricted stock unit awards by certain eligible employees under the Company's Deferred Compensation Plan. Our Board has authorized our non-employee directors to defer any portion of their cash retainer, committee chair fees and restricted stock units awarded after 2007 that they elect to convert into deferred stock units under our Directors' Compensation Plan. As of December 31, 2009, 52.0 million shares were authorized and approved by our stockholders for grants under the EICP.

In July 2004, we announced a worldwide stock option grant under the Broad Based Stock Option Plan. This grant provided over 13,000 eligible employees with 100 non-qualified stock options. The stock options were granted at a price of $46.44 per share, have a term of 10 years and vested on July 19, 2009.

The following table summarizes our compensation costs:

For the years ended December 31, In millions of dollars	2009	2008	2007
Total compensation amount charged against income for stock compensation plans, including stock options, performance stock units and restricted stock units	**$53.8**	$36.3	$28.5
Total income tax benefit recognized in Consolidated Statements of Income for share-based compensation	**$19.1**	$13.1	$ 9.9

Compensation costs for stock compensation plans are primarily included in selling, marketing and administrative expense.

The increase in share-based compensation expense from 2008 to 2009 resulted from higher performance expectations for our performance stock unit awards. The increase in share-based compensation expense from 2007 to 2008 was due to lowered performance expectations for the performance stock units in 2007 and the timing of the 2007 stock option grants. Our annual grant of stock options to management level employees, which customarily occurs in February of each year, was delayed in 2007 pending approval by our stockholders of the EICP. In 2008, we resumed our customary February grant schedule.

The following table sets forth information about the weighted-average fair value of options granted to employees during the year using the Black-Scholes option-pricing model and the weighted-average assumptions used for such grants:

For the years ended December 31,	2009	2008	2007
Dividend yields	**3.3%**	2.4%	2.0%
Expected volatility	**21.6%**	18.1%	19.5%
Risk-free interest rates	**2.1%**	3.1%	4.6%
Expected lives in years	**6.6**	6.6	6.6

- "Dividend yields" means the sum of dividends declared for the four most recent quarterly periods, divided by the estimated average price of our Common Stock for the comparable periods;
- "Expected volatility" means the historical volatility of our Common Stock over the expected term of each grant;
- We base the risk-free interest rate for periods within the contractual life of the option on the U.S. Treasury yield curve in effect at the time of grant; and
- "Expected lives" means the period of time that options granted are expected to be outstanding based primarily on historical data.

Stock Options

The exercise price of each option awarded under the EICP equals the closing price of our Common Stock on the New York Stock Exchange on the date of grant. Prior to approval by our stockholders of the EICP on April 17, 2007, the exercise price of stock options granted under the former Key Employee Incentive Plan was determined as the closing price of our Common Stock on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted. Each option has a maximum term of 10 years.

Options granted to executives and key employees prior to January 1, 2000, vested at the end of the second year after grant. In 2000, we changed the terms and conditions of the grants to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999.

For the years ended December 31, In millions of dollars	2009	2008	2007
Compensation amount charged against income for stock options	**$23.8**	$27.2	$26.8
Compensation cost reductions related to stock option forfeitures associated with the GSCT	**$ .3**	$ .6	$ 1.1

Compensation costs for 2009 were $3.4 million less than in 2008. The decrease reflected the compensation cost for only seven months in 2009 for the worldwide stock option grant of 2004 which vested in July 2009. Compensation costs for twelve months were included in 2008 for this stock option grant. In addition, we granted more restricted stock units in 2009 in place of stock options. This resulted in a decrease in stock options expense, offset by an increase in compensation costs associated with restricted stock units.

A summary of the status of our Company's stock options and changes during the years ending on those dates follows:

	2009		2008		2007	
Stock Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**16,671,643**	**$42.08**	13,889,116	$43.26	13,855,113	$40.29
Granted	**3,196,950**	**$34.95**	4,468,494	$35.95	2,240,883	$53.72
Exercised	**(1,069,137)**	**$26.49**	(1,196,417)	$30.92	(1,686,448)	$29.97
Forfeited	**(569,017)**	**$45.86**	(489,550)	$46.83	(520,432)	$52.29
Outstanding at end of year	**18,230,439**	**$41.63**	16,671,643	$42.08	13,889,116	$43.26
Options exercisable at year-end	**10,628,081**	**$43.79**	8,752,201	$40.91	8,316,966	$37.43
Weighted-average fair value of options granted during the year (per share)	**$ 5.32**		$ 6.20		$ 12.84	

For the years ended December 31, In millions of dollars	2009	2008	2007
Intrinsic value of options exercised	**$12.9**	$10.0	$34.3

The aggregate intrinsic value of options outstanding as of December 31, 2009 was $10.6 million. The aggregate intrinsic value of exercisable options as of December 31, 2009 was $7.8 million.

As of December 31, 2009, there was $26.0 million of total unrecognized compensation cost related to non-vested stock option compensation arrangements granted under the EICP. We expect to recognize that cost over a weighted-average period of 2.2 years.

The following table summarizes information about stock options outstanding as of December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/09	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 12/31/09	Weighted-Average Exercise Price
$ 22.50-35.09	**6,069,136**	**5.9**	**$ 34.05**	**2,987,201**	**$ 33.20**
$ 35.13-39.57	**6,079,126**	**6.9**	**$ 36.58**	**2,920,012**	**$ 37.22**
$ 39.67-64.65	**6,082,177**	**5.9**	**$ 54.25**	**4,720,868**	**$ 54.56**
$ 22.50-64.65	**18,230,439**	**6.2**	**$ 41.63**	**10,628,081**	**$ 43.79**

Performance Stock Units and Restricted Stock Units

Under the EICP, we grant performance stock units to selected executives and other key employees. Vesting is contingent upon the achievement of certain performance objectives. We grant performance stock units over 3-year performance cycles. If we meet targets for financial measures at the end of the applicable 3-year performance cycle, we award the full number of shares to the participants.

The performance scores for 2009 grants of performance stock units can range from 0% to 250% of the targeted amounts. There were also additional grants of 2008 performance stock units ("2008 supplemental grants") which were supplements to the 2007 grants. The performance scores for the 2008 supplemental grants can range from 0% to 150%. Participants will receive the greater of an award for the 2008 supplemental grants or the 2007 grants.

We recognize the compensation cost associated with performance stock units ratably over the 3-year term, except for the 2008 supplemental grants. The compensation cost for the 2008 supplemental grants is being recognized over 2 years. Compensation cost is based on the grant date fair value for the 2006, 2007, 2008 and 2009 grants because those grants can only be settled in shares of our Common Stock. Compensation cost for the 2005 grants was based on the year-end market value of the stock because those grants could be settled in cash or in shares of our Common Stock.

In 2009, 2008 and 2007, we awarded restricted stock units to certain executive officers and other key employees under the EICP. We also awarded restricted stock units quarterly to non-employee directors.

We recognize the compensation cost associated with employee restricted stock units over a specified restriction period based on the year-end market value of the stock. We recognize expense for employee restricted stock units based on the straight-line method. We recognize the compensation cost associated with non-employee director restricted stock units at the grant date.

For the years ended December 31, In millions of dollars	2009	2008	2007
Compensation amount charged against income for performance and restricted stock units	**$30.0**	$9.1	$1.7

Compensation expense for stock units was higher in 2008 and 2009 because of increased performance expectations for the performance stock units. Compensation expense in 2009 was also higher due to an increase in restricted stock units granted in place of stock options. The amount was offset by a decrease in compensation costs for stock options.

Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2009	2008	2007
Units granted	**583,864**	541,623	387,143
Weighted-average fair value at date of grant	**$ 35.09**	$ 37.78	$ 49.83

A summary of the status of our Company's performance stock units and restricted stock units as of December 31, 2009 and the change during 2009 follows:

Performance Stock Units and Restricted Stock Units	2009	Weighted-average grant date fair value for equity awards or market value for liability awards
Outstanding at beginning of year	**766,209**	**$36.13**
Granted	**583,864**	**$35.09**
Performance assumption change	**518,380**	**$38.26**
Vested	**(304,124)**	**$32.74**
Forfeited	**(33,865)**	**$36.61**
Outstanding at end of year	**1,530,464**	**$37.11**

As of December 31, 2009, there was $27.5 million of unrecognized compensation cost relating to non-vested performance stock units and restricted stock units. We expect to recognize that cost over a weighted-average period of 2.0 years.

For the years ended December 31, In millions of dollars	2009	2008	2007
Intrinsic value of share-based liabilities paid, combined with the fair value of shares vested	**$9.9**	$10.3	$22.4

The decrease in share-based liability payments from 2007 to 2008 related primarily to reduced performance stock unit payouts. Performance against the financial objectives for the 2005-2007 and the 2006-2008 cycles fell below the threshold levels required to earn an award. Therefore, no payments were made for the 2005-2007 and 2006-2008 performance stock unit cycles.

The higher 2007 amount was due to the payment of awards earned for the 2004-2006 performance stock unit cycle.

Deferred performance stock units, deferred restricted stock units, deferred directors' fees and accumulated dividend amounts totaled 512,159 units as of December 31, 2009.

We did not have any stock appreciation rights that were outstanding as of December 31, 2009.

18. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria, based upon the results of our recurring financial account reviews and our evaluation of current and projected economic conditions. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers. As of December 31, 2009, McLane Company, Inc. accounted for approximately 22.5% of our total accounts receivable. No other customer accounted for more than 10% of our year-end accounts receivable.

We believe that we have little concentration of credit risk associated with the remainder of our customer base. Accounts Receivable-Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $20.8 million as of December 31, 2009. Allowances and discounts were $16.7 million as of December 31, 2008.

Prepaid Expenses and Other Current Assets

As of December 31, 2009, prepaid expenses and other current assets included a receivable of approximately $7.7 million related to the recovery of damages from a product recall and temporary plant closure in Canada. The product recall during the fourth quarter of 2006 was caused by a contaminated ingredient purchased from an outside supplier with whom we filed a claim for damages. During the fourth quarter of 2009, we entered into a settlement of the claim for an amount approximately equivalent to the amount of the receivable included in prepaid expenses and other current assets. The cash settlement of the claim was completed in the first quarter of 2010.

Inventories

We value the majority of our inventories under the last-in, first-out ("LIFO") method and the remaining inventories at the lower of first-in, first-out ("FIFO") cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $308.6 million as of December 31, 2009 and $363.7 million as of December 31, 2008. During 2009, a reduction in inventories related to working capital initiatives resulted in a liquidation of applicable LIFO inventory quantities carried at lower costs in prior years. This LIFO liquidation resulted in a $12.7 million cost of sales decrease, with a corresponding reduction of the adjustment to LIFO. We stated inventories at amounts that did not exceed realizable values. Total inventories were as follows:

December 31, In thousands of dollars	2009	2008
Raw materials	**$ 246,572**	$ 215,309
Goods in process	**84,000**	95,986
Finished goods	**376,573**	419,016
Inventories at FIFO	**707,145**	730,311
Adjustment to LIFO	**(187,433)**	(137,781)
Total inventories	**$ 519,712**	$ 592,530

Property, Plant and Equipment

The property, plant and equipment balance included construction in progress of $78.9 million as of December 31, 2009 and $131.4 million as of December 31, 2008. Major classes of property, plant and equipment were as follows:

December 31, In thousands of dollars	2009	2008
Land	**$ 70,388**	$ 70,226
Buildings	**807,155**	805,736
Machinery and equipment	**2,365,325**	2,561,458
Property, plant and equipment, gross	**3,242,868**	3,437,420
Accumulated depreciation	**(1,838,101)**	(1,978,471)
Property, plant and equipment, net	**$ 1,404,767**	$ 1,458,949

During 2009, we recorded accelerated depreciation of property, plant and equipment of $4.2 million associated with our 2007 business realignment initiatives. As of December 31, 2009, certain real estate with a carrying value or fair value less cost to sell, if lower, of $11.7 million was being held for sale. These assets were associated with the closure of facilities as part of the 2007 business realignment initiatives.

Goodwill and Other Intangible Assets

Goodwill and intangible assets were as follows:

December 31, In thousands of dollars	2009	2008
Unamortized intangible assets:		
Goodwill balance at beginning of year	**$554,677**	$584,713
Goodwill acquired during year and other adjustments	**1,767**	4,442
Effect of foreign currency translation	**15,136**	(34,478)
Goodwill balance at end of year	**$571,580**	$554,677
Trademarks	**$ 91,305**	$127,204
Impairment charge	**—**	(45,739)
Amortized intangible assets, gross:		
Customer-related	**33,926**	30,116
Intangible asset associated with cooperative agreement with Bauducco	**13,683**	13,683
Patents	**8,317**	8,317
Effect of foreign currency translation	**(3,368)**	(7,958)
Total other intangible assets, gross	**143,863**	125,623
Accumulated amortization	**(18,343)**	(14,851)
Other intangibles	**$125,520**	$110,772

The increase in goodwill was primarily associated with the Van Houten Singapore acquisition and the impact of foreign currency translation adjustments.

In January 2008, Hershey do Brasil entered into a cooperative agreement with Bauducco. In the first quarter of 2008, we received approximately $2.0 million in cash and recorded an other intangible asset of $13.7 million associated with the cooperative agreement with Bauducco in exchange for our conveying to Bauducco a 49% interest in Hershey do Brasil.

We perform annual impairment tests of goodwill and other intangible assets with indefinite lives at the beginning of the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. We determined that none of our goodwill or other intangible assets were impaired as of December 31, 2009. In December 2008, we recorded total non-cash impairment charges of $45.7 million. We determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates. Based on our annual impairment evaluations, we determined that no goodwill or any intangible assets other than those trademarks were impaired as of December 31, 2008.

The useful lives of trademarks were determined to be indefinite and, therefore, we are not amortizing these assets. We amortize customer-related intangible assets over their estimated useful lives of approximately

13 years. We amortize patents over their remaining legal lives of approximately 9 years. Total amortization expense for other intangible assets was $4.2 million in 2009, $4.1 million in 2008 and $3.0 million in 2007.

Estimated amortization expense for other intangibles over the next five years is $4.3 million per annum.

Accrued Liabilities

Accrued liabilities were as follows:

December 31, In thousands of dollars	2009	2008
Payroll, compensation and benefits	**$213,715**	$198,710
Advertising and promotion	**202,547**	182,227
Other	**130,200**	123,128
Total accrued liabilities	**$546,462**	$504,065

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31, In thousands of dollars	2009	2008
Accrued post-retirement benefits	**$293,273**	$285,001
Other	**208,061**	219,962
Total other long-term liabilities	**$501,334**	$504,963

19. SEGMENT INFORMATION

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate and confectionery products, pantry items and gum and mint refreshment products under more than 80 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as India, Korea, Japan, the Middle East, China and the Philippines. We market confectionery products in approximately 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil. We base this aggregation on similar economic characteristics, products and services; production processes; types or classes of customers; distribution methods; and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

The percentage of total consolidated net sales for businesses outside of the United States was 14.3% for 2009, 14.4% for 2008 and 13.8% for 2007. The percentage of total consolidated assets outside of the United States as of December 31, 2009 was 17.5%, and 16.0% as of December 31, 2008.

Sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, exceeded 10% of total net sales in each of the last three years, totaling $1.4 billion in 2009, $1.3 billion in 2008 and $1.3 billion in 2007. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

20. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2009 In thousands of dollars except per share amounts	First	Second	Third	Fourth
Net sales	**$1,236,031**	**$1,171,183**	**$1,484,118**	**$1,407,336**
Gross profit	**440,228**	**453,290**	**589,098**	**570,521**
Net income	**75,894**	**71,298**	**162,023**	**126,779**
Per share—Basic—Class B Common Stock	**.31**	**.29**	**.66**	**.51**
Per share—Diluted—Class B Common Stock[(a)]	**.31**	**.29**	**.65**	**.51**
Per share—Basic—Common Stock[(a)]	**.34**	**.32**	**.73**	**.57**
Per share—Diluted—Common Stock	**.33**	**.31**	**.71**	**.55**

Year 2008 In thousands of dollars except per share amounts	First	Second	Third	Fourth
Net sales	$1,160,342	$1,105,437	$1,489,609	$1,377,380
Gross profit	376,452	382,511	501,229	497,526
Net income	63,245	41,467	124,538	82,155
Per share—Basic—Class B Common Stock	.26	.17	.51	.33
Per share—Diluted—Class B Common Stock	.26	.17	.51	.33
Per share—Basic—Common Stock	.29	.19	.56	.37
Per share—Diluted—Common Stock	.28	.18	.54	.36

(a) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There has been no change during the most recent fiscal quarter in the Company's internal control over financial reporting identified in connection with the evaluation that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY."

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Hershey Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria.

David J. West	**Humberto P. Alfonso**
Chief Executive Officer	***Chief Financial Officer***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

We have audited The Hershey Company and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Hershey Company as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2009, and our report dated February 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 19, 2010

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The names, ages, positions held with our Company, periods of service as a director, principal occupations, business experience and other directorships of directors and nominees for director of our Company, together with a discussion of the specific experience, qualifications, attributes and skills that led the Board to conclude that the director or nominee should serve as a director at this time, are located in the Proxy Statement in the section entitled "Proposal No. 1—Election of Directors," following the question "Who are the nominees?," which information is incorporated herein by reference.

Our Executive Officers as of February 10, 2010

Name	Age	Positions Held During the Last Five Years
David J. West	46	President and Chief Executive Officer (December 2007); President (October 2007); Executive Vice President, Chief Operating Officer (and Chief Financial Officer until July 2007, when his successor to that position was elected) (January 2007); Senior Vice President, Chief Financial Officer (January 2005)
Humberto P. Alfonso(1)	52	Senior Vice President, Chief Financial Officer (July 2007); Vice President, Finance and Planning, North American Commercial Group (October 2006); Vice President, Finance and Planning, U.S. Commercial Group (July 2006)
John P. Bilbrey	53	Senior Vice President, President Hershey North America (December 2007); Senior Vice President, President International Commercial Group (November 2005); Senior Vice President, President Hershey International (November 2003)
Charlene H. Binder(2)	49	Senior Vice President, Chief People Officer (April 2008)
Michele G. Buck(3)	48	Senior Vice President, Global Chief Marketing Officer (December 2007); Senior Vice President, Chief Marketing Officer, U.S. Commercial Group (November 2005); Senior Vice President, President U.S. Snacks (April 2005)
George F. Davis	61	Senior Vice President, Chief Information Officer (June 2008); Vice President, Chief Information Officer (December 2000)
Javier H. Idrovo(4)	42	Senior Vice President, Strategy and Business Development (December 2008)
Thaddeus J. Jastrzebski	48	Senior Vice President, President Hershey International (December 2007); Vice President, International Finance and Planning (September 2004)
Terence L. O'Day(5)	60	Senior Vice President, Global Operations (December 2008)
Burton H. Snyder	62	Senior Vice President, General Counsel and Secretary (November 2003)
C. Daniel Azzara	55	Vice President, Global Research and Development (April 2007); Vice President, Global Innovation and Quality (October 2005); Vice President, Global Research and Development (June 2004)
David W. Tacka	56	Vice President, Chief Accounting Officer (February 2004)

There are no family relationships among any of the above-named officers of our Company.

(1) Mr. Alfonso was elected Vice President, Finance and Planning, U.S. Commercial Group effective July 17, 2006. Prior to joining our Company he was Executive Vice President Finance, Chief Financial Officer, Americas Beverages, Cadbury Schweppes (March 2005); Vice President Finance, Global Supply Chain, Cadbury Schweppes (May 2003).

(2) Ms. Binder was elected Senior Vice President, Chief People Officer effective April 21, 2008. Prior to joining our Company, Ms. Binder was Vice President, Human Resources for North America, The Dannon Company (January 2006); Senior Vice President, Global Human Resources, Unilever Cosmetics International (January 2001).

(3) Ms. Buck was elected Senior Vice President, President U.S. Snacks effective April 19, 2005. Prior to joining our Company, Ms. Buck was Senior Vice President and General Manager, Kraft Confections (October 2001).

(4) Mr. Idrovo was elected Senior Vice President, Strategy and Business Development effective December 2, 2008. Prior to joining our Company he was President, Dole Packaged Foods, LLC (January 2006); Vice President and Chief Financial Officer, Dole Packaged Foods (April 2005); Senior Vice President, Strategy, Dole Food Company, Inc. (September 2004).

(5) Mr. O'Day was elected Senior Vice President, Global Operations effective December 2, 2008. Prior to joining our Company he was Executive Vice President and Chief Operating Officer of Mannatech, Inc. (June 2006); Executive Vice President Operations, Refrigerated Foods, Conagra Refrigerated Foods Companies (January 2001).

Our Executive Officers are generally elected each year at the organization meeting of the Board in April.

Information regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and information regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is located in the Proxy Statement in the section entitled "Governance of the Company," following the question "What are the committees of the Board and what are their functions?," which information is incorporated herein by reference.

Reporting of any inadvertent late filings under Section 16(a) of the Securities Exchange Act of 1934, as amended, is located in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance." This information is incorporated herein by reference.

Information regarding our Code of Ethical Business Conduct applicable to our directors, officers and employees is located in Part I of this Annual Report on Form 10-K, under the heading "Available Information."

Item 11. *EXECUTIVE COMPENSATION*

Information regarding compensation of each of the named executive officers, including our Chief Executive Officer, and the Compensation Committee Report are set forth in the section of the Proxy Statement entitled "Executive Compensation," which information is incorporated herein by reference. Information regarding compensation of our directors is located in the section of the Proxy Statement entitled "Director Compensation," which information is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

(a) Information concerning ownership of our voting securities by certain beneficial owners, individual nominees for director, the named executive officers, including persons serving as our Chief Executive Officer and Chief Financial Officer, and executive officers as a group, is set forth in the section entitled "Ownership of the Company's Securities" in the Proxy Statement, which information is incorporated herein by reference.

(b) The following table provides information about all of the Company's equity compensation plans as of December 31, 2009:

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	17,375,839	$41.39	9,161,031
Equity compensation plans not approved by security holders[2] . . .	854,600	$46.44	1,239,184
Total	18,230,439	$41.63	10,400,215

(1) Column (a) includes stock options granted under the stockholder-approved EICP. The securities available for future issuances in column (c) are not allocated to any specific type of award under the EICP, but are available generally for future awards of stock options, performance stock units, performance stock, restricted stock units, restricted stock and other stock-based awards.

(2) Column (a) includes 854,600 stock options outstanding that were granted under the Broad Based Stock Option Plan. In July 2004, we announced a worldwide stock option grant under the Broad Based Stock Option Plan, which provided over 13,000 eligible employees with a grant of 100 non-qualified stock options each. The stock options were granted at a price of $46.44 per share which equates to 100% of the fair market value of our Common Stock on the date of grant (determined as the closing price on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted), and vested on July 19, 2009. Column (c) includes 1,115,400 stock options under the Broad Based Stock Option Plan remaining available for future issuances as of December 31, 2009.

Column (c) also includes 123,784 shares remaining available for future issuances under the Directors' Compensation Plan as of December 31, 2009.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding transactions with related persons is located in the section of the Proxy Statement entitled "Certain Transactions and Relationships" and information regarding director independence is located in the section of the Proxy Statement entitled "Governance of the Company" following the question, "Which directors are independent, and how does the Board make that determination?," which information is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding "Principal Accountant Fees and Services," including the policy regarding pre-approval of audit and non-audit services performed by our Company's independent auditors, is located in the section entitled "Information About our Independent Auditors" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Item 15(a)(1): Financial Statements

The audited consolidated financial statements of the Company and its subsidiaries and the Report of the Independent Registered Public Accounting Firm thereon, as required to be filed with this report, are located under Item 8 of this report.

Item 15(a)(2): Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts (see Page 111) for our Company and its subsidiaries for the years ended December 31, 2009, 2008 and 2007 is filed as required by Item 15(c).

We omitted other schedules which were not applicable or not required, or because we provided the required information in the consolidated financial statements or the notes to consolidated financial statements.

We omitted the financial statements of our parent company because we are primarily an operating company and there are no significant restricted net assets of consolidated and unconsolidated subsidiaries.

Item 15(a)(3): Exhibits

The following items are attached or incorporated by reference in response to Item 15(c):

Articles of Incorporation and By-laws

3.1 The Company's Restated Certificate of Incorporation, as amended, is incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2005. The By-laws, as amended and restated as of December 4, 2007, are incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed December 7, 2007.

Instruments defining the Rights of security holders, including indentures

4.1 Stockholder Protection Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated December 14, 2000, is incorporated by reference from Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

4.2 The Company has issued certain long-term debt instruments, no one class of which creates indebtedness exceeding 10% of the total assets of the Company and its subsidiaries on a consolidated basis. These classes consist of the following:

1) 5.300% Notes due 2011
2) 6.95% Notes due 2012
3) 5.00% Notes due 2013
4) 4.850% Notes due 2015
5) 5.450% Notes due 2016
6) 8.8% Debentures due 2021
7) 7.2% Debentures due 2027
8) Other Obligations

We will furnish copies of the above debt instruments to the Commission upon request.

Material contracts

10.1 Kit Kat and Rolo License Agreement (the "License Agreement") between the Company and Rowntree Mackintosh Confectionery Limited is incorporated by reference from Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1980. The License Agreement was amended in 1988 and the Amendment Agreement is incorporated by reference from Exhibit 19 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1988. The License Agreement was assigned by Rowntree Mackintosh Confectionery Limited to Societe des Produits Nestle SA as of January 1, 1990. The Assignment Agreement is incorporated by reference from Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990.

10.2 Peter Paul/York Domestic Trademark & Technology License Agreement between the Company and Cadbury Schweppes Inc. (now Cadbury Ireland Limited) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.3 Cadbury Trademark & Technology License Agreement between the Company and Cadbury Limited (now Cadbury UK Limited) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.4 Trademark and Technology License Agreement between Huhtamaki and the Company dated December 30, 1996, is incorporated by reference from Exhibit 10 to the Company's Current Report on Form 8-K dated February 26, 1997. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation. The agreement was amended and restated in 1999 and the Amended and Restated Trademark and Technology License Agreement is incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

10.5 Five Year Credit Agreement dated as of December 8, 2006 among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders (as defined therein), Bank of America, N.A., as syndication agent, UBS Loan Finance LLC, as documentation agent, and Citigroup Global Markets, Inc. and Banc of America Securities LLC, as joint lead arrangers and joint book managers is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 11, 2006.

10.6 Master Innovation and Supply Agreement between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed July 19, 2007.

10.7 Supply Agreement for Monterrey, Mexico, between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed July 19, 2007.

Executive Compensation Plans and Management Contracts

10.8 The Long-Term Incentive Program Participation Agreement is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 18, 2005.

10.9 The Company's Equity and Incentive Compensation Plan, as approved by our stockholders on April 17, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 20, 2007.

10.10	Terms and Conditions of Nonqualified Stock Option Awards under the Equity and Incentive Compensation Plan is incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 5, 2009.
10.11	The Company's Executive Benefits Protection Plan (Group 3A), Amended and Restated as of July 1, 2009, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 5, 2009.
10.12	First Amendment to The Hershey Company Executive Benefits Protection Plan (Group 3A), Amended and Restated as of July 1, 2009, is attached hereto and filed as Exhibit 10.12.
10.13	The Company's Deferred Compensation Plan, Amended and Restated as of October 1, 2007, is incorporated by reference from Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
10.14	First Amendment to The Hershey Company Deferred Compensation Plan (Amended and Restated as of October 1, 2007) is incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008.
10.15	Second Amendment to The Hershey Company Deferred Compensation Plan (Amended and Restated as of October 1, 2007) is incorporated by reference from Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.16	Executive Confidentiality and Restrictive Covenant Agreement is incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.
10.17	Executive Confidentiality and Restrictive Covenant Agreement, adopted as of February 16, 2009, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.18	The Company's Supplemental Executive Retirement Plan, Amended and Restated as of October 2, 2007, is incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
10.19	First Amendment to the Company's Supplemental Executive Retirement Plan, Amended and Restated as of October 2, 2007, is incorporated by reference from Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.20	The Company's Compensation Limit Replacement Plan, Amended and Restated as of January 1, 2009, is incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.21	The Amended and Restated Executive Employment Agreement between the Company and David J. West, dated as of October 2, 2007, is incorporated by reference from Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
10.22	First Amendment to Amended and Restated Executive Employment Agreement between the Company and David J. West, effective as of February 13, 2008, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.
10.23	Second Amendment to Amended and Restated Executive Employment Agreement between the Company and David J. West, effective as of December 29, 2008, is incorporated by reference from Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
10.24	Letter confirming changes to compensation of Burton H. Snyder, dated June 16, 2008, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008.

10.25 The Company's Directors' Compensation Plan, Amended and Restated as of December 2, 2008, is incorporated by reference from Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Broad Based Equity Compensation Plans

10.26 The Company's Broad Based Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Other Exhibits

12.1 Computation of ratio of earnings to fixed charges statement

A computation of ratio of earnings to fixed charges for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 is attached hereto and filed as Exhibit 12.1.

21.1 Subsidiaries of the Registrant

A list setting forth subsidiaries of the Company is attached hereto and filed as Exhibit 21.1.

23.1 Independent Auditors' Consent

The consent dated February 19, 2010 to the incorporation of reports of the Company's Independent Auditors is attached hereto and filed as Exhibit 23.1.

31.1 Certification of David J. West, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.1.

31.2 Certification of Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.2.

32.1 Certification of David J. West, Chief Executive Officer, and Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto and furnished as Exhibit 32.1.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 19th day of February, 2010.

THE HERSHEY COMPANY
(Registrant)

By: /s/ HUMBERTO P. ALFONSO
Humberto P. Alfonso
Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ DAVID J. WEST **(David J. West)**	Chief Executive Officer and Director	February 19, 2010
/s/ HUMBERTO P. ALFONSO **(Humberto P. Alfonso)**	Chief Financial Officer	February 19, 2010
/s/ DAVID W. TACKA **(David W. Tacka)**	Chief Accounting Officer	February 19, 2010
/s/ ROBERT F. CAVANAUGH **(Robert F. Cavanaugh)**	Director	February 19, 2010
/s/ CHARLES A. DAVIS **(Charles A. Davis)**	Director	February 19, 2010
/s/ JAMES E. NEVELS **(James E. Nevels)**	Director	February 19, 2010
/s/ THOMAS J. RIDGE **(Thomas J. Ridge)**	Director	February 19, 2010
/s/ DAVID L. SHEDLARZ **(David L. Shedlarz)**	Director	February 19, 2010
/s/ LEROY S. ZIMMERMAN **(LeRoy S. Zimmerman)**	Director	February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

Under date of February 19, 2010, we reported on the consolidated balance sheets of The Hershey Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2009, which are included in The Hershey Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

New York, New York
February 19, 2010

THE HERSHEY COMPANY AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2009, 2008 and 2007

Description In thousands of dollars	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts(a)	Deductions from Reserves	Balance at End of Period
Year Ended December 31, 2009:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$16,594	$4,243	$—	$(5,116)	$15,721
Year Ended December 31, 2008:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$17,807	$3,968	$—	$(5,181)	$16,594
Year Ended December 31, 2007:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$18,665	$2,840	$427	$(4,125)	$17,807

(a) Includes recoveries of amounts previously written off and amounts related to acquired businesses.

CERTIFICATION

I, David J. West, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



David J. West
Chief Executive Officer
February 19, 2010

CERTIFICATION

I, Humberto P. Alfonso, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Humberto P. Alfonso
Chief Financial Officer
February 19, 2010

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DIRECTORS AND HERSHEY EXECUTIVE TEAM

As of March 22, 2010

Directors

James E. Nevels
Chairman of the Board of Directors
The Hershey Company
Chairman
The Swarthmore Group
Philadelphia, PA

Robert F. Cavanaugh
Managing Director
DLJ Real Estate Capital Partners
Los Angeles, CA

Charles A. Davis
Chief Executive Officer
Stone Point Capital LLC
Greenwich, CT

Thomas J. Ridge
President and Chief Executive Officer
Ridge Global, LLC
Washington, DC

David L. Shedlarz
Retired Vice Chairman
Pfizer Inc.
New York, NY

David J. West
President and Chief Executive Officer
The Hershey Company

LeRoy S. Zimmerman
Senior Counsel
Eckert Seamans Cherin & Mellott, LLC
Pittsburgh, PA

Audit Committee

David L. Shedlarz, Chair
Robert F. Cavanaugh
Charles A. Davis

Compensation and Executive Organization Committee

Robert F. Cavanaugh, Chair
James E. Nevels
David L. Shedlarz

Finance and Risk Management Committee

Charles A. Davis, Chair
Robert F. Cavanaugh
Thomas J. Ridge
David L. Shedlarz

Governance Committee

James E. Nevels, Chair
Thomas J. Ridge
LeRoy S. Zimmerman

Executive Committee

James E. Nevels, Chair
Robert F. Cavanaugh
Charles A. Davis
David L. Shedlarz
LeRoy S. Zimmerman

Hershey Executive Team

David J. West
President and Chief Executive Officer

Humberto P. Alfonso
Senior Vice President
Chief Financial Officer

C. Daniel Azzara
Vice President
Global Research and Development

John P. Bilbrey
Senior Vice President
President Hershey North America

Charlene H. Binder
Senior Vice President
Chief People Officer

Michele G. Buck
Senior Vice President
Global Chief Marketing Officer

George F. Davis
Senior Vice President
Chief Information Officer

Javier H. Idrovo
Senior Vice President
Strategy and Business Development

Thaddeus J. Jastrzebski
Senior Vice President
President Hershey International

Terence L. O'Day
Senior Vice President
Global Operations

Burton H. Snyder
Senior Vice President
General Counsel and Secretary

DIRECTIONS TO GIANT CENTER


Scranton
Wilkes-Barre
Hershey, PA
Allentown
78
Reading
Harrisburg
Lancaster
76
322
NJ
Philadelphia
Gettysburg
83
MD
95
Wilmington
Baltimore
Washington, DC
DE

- **Traveling South on I-81**
  Take exit 80 and follow Route 743 South to Hershey. Follow Route 743 South / Hersheypark Drive to GIANT Center. Follow signs for parking.
- **Traveling North on I-81**
  Take exit 77 and follow Route 39 East to Hershey. Continue to GIANT Center. Follow signs for parking.
- **Traveling West on the PA Turnpike (I-76)**
  Take exit 266. Turn left on Route 72 North. Follow Route 72 North to Route 322 West. Follow Route 322 West into Hershey. Stay straight as Route 322 West becomes Hersheypark Drive / Route 39 West. Continue to GIANT Center. Follow signs for parking.
- **Traveling East on PA Turnpike (I-76)**
  Take exit 247. Take I-283 North to exit 3 and follow Route 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.
- **Traveling North on I-83**
  Approaching Harrisburg, follow signs to continue on I-83 North. Follow I-83 North to Route 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.